As submitted confidentially with the U.S. Securities and Exchange Commission on July 14, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________

Braiin Limited

(Exact Name of Registrant as Specified in its Charter)

__________________________________

Australia	6770	98-1850021
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

83 Rokeby Road
Subiaco, Western Australia 6008
+61 412 474 180

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

__________________________________

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1 800-221-0102

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

__________________________________

Copies to:

Michael J. Blankenship, Esq.
Beniamin D. Smolij, Esq.
Winston & Strawn LLP
800 Capitol Street, Suite 2400
Houston, TX 77002
Telephone: (713) 651-2600

__________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated JULY 14, 2025

PRELIMINARY PROSPECTUS

[•] Ordinary Shares

Braiin Limited

Ordinary Shares

This prospectus relates to the registration of the resale of up to             ordinary shares (the “ordinary shares”) by our shareholders identified in this prospectus (the “Registered Shareholders”). Unlike an initial public offering, the resale by the Registered Shareholders is not being underwritten on a firm-commitment basis by any investment bank. The Registered Shareholders may, or may not, elect to sell their ordinary shares covered by this prospectus, as and to the extent they may determine. If the Registered Shareholders utilize a broker-dealer in the sale of the ordinary shares being offered by this prospectus on the [            ] (the “Primary Exchange”), such broker-dealer may receive commissions in the form of discounts, concessions, or commissions which may be in excess of those customary in the types of transactions involved. See “Plan of Distribution.” If the Registered Shareholders choose to sell their ordinary shares, we will not receive any proceeds from the sale of ordinary shares by the Registered Shareholders.

No public market for our ordinary shares currently exists, and our ordinary shares have a limited history of trading in private transactions. Further, the listing of our ordinary shares on the Primary Exchange, without a firm-commitment underwritten offering, is a novel method for commencing public trading in ordinary shares, and consequently, the trading volume and price of ordinary shares may be more volatile than if ordinary shares were initially listed in connection with an initial public offering underwritten on a firm-commitment basis.

On the day that our ordinary shares are initially listed on the Primary Exchange, the Primary Exchange will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by the Primary Exchange on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which [•] (the “Advisor” or “[•]”), in its capacity as our financial advisor, must notify the Primary Exchange that our shares are “ready to trade.” Once the Advisor has notified the Primary Exchange that our ordinary shares are ready to trade, the Primary Exchange will confirm the Current Reference Price for our ordinary shares, in accordance with the Primary Exchange rules. If the Advisor then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of our ordinary shares on the Primary Exchange will commence, subject to the Primary Exchange conducting validation checks in accordance with the Primary Exchange rules. Under the Primary Exchange rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our ordinary shares will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by the Primary Exchange in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. The Registered Shareholders will not be involved in the Primary Exchange’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence the Advisor in carrying out its role as a financial adviser. The Advisor will determine when our ordinary shares are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see “Plan of Distribution.”

We have applied to list our ordinary shares on the Primary Exchange under the symbol “[•].” We expect our ordinary shares to begin trading on the Primary Exchange on or about             , 2025.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our ordinary shares involves risks. See the “Risk Factors” section beginning on page 28 for risks you should consider before investing in our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved, or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [•], 2025

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor any of the Registered Shareholders have authorized anyone to provide any information different from, or in addition to, the information contained in this prospectus and in any free writing prospectuses we have prepared. Neither we nor any of the Registered Shareholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Shareholders are offering to sell, and seeking offers to buy, shares of their ordinary shares only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since such date.

Through and including [•], 2025 (the 25th day after the listing date of our ordinary shares), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

For investors outside the United States: Neither we nor any of the Registered Shareholders have done anything that would permit the use of or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our ordinary shares by the Registered Shareholders and the distribution of this prospectus outside the United States.

i

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form F-1 that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration or continuous offering process. Under this process, the Registered Shareholders may, from time to time, sell the ordinary shares covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution”. You may obtain this information without charge by following the instructions under the “Where You Can Find Additional Information” section of this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our ordinary shares.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described under “Where You Can Find Additional Information.”

ii

PROSPECTUS SUMMARY

This summary highlights select information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to outstandings share and all references to “we,” “us,” “our,” the “Company,” “Braiin” and similar terms refer to Braiin Limited.

Company Overview

Braiin Limited is an Australian technology company leveraging proprietary intellectual property and patented artificial intelligence/machine learning (“AI/ML”) technologies to deliver actionable insights across high-growth verticals: Agriculture, Property Technology, and Customer Experience as a Service (“CXaaS”). Our platforms are designed to address inefficiencies and drive data-backed decision-making across traditionally analog sectors. Our first commercial focus is on the agriculture sector, where we have successfully deployed our AI-powered solutions across multiple implementations.

1.      Our AI Enabled AgriTech Platform

Our AgriTech platform uses autonomous aerial robots, AI/ML-based analytics, and internet of things (“IoT”) integration to provide real-time insights into crop health, irrigation, soil conditions, pest detection, yield prediction, and weather risk management. Braiin was the first company in the world to be certified by a national aviation authority to operate fully autonomous aerial drones for crop spraying. These robots are capable of generating multispectral maps and executing precision spraying, significantly reducing chemical use and increasing efficiency.

How It Works: Step-by-Step

- **Data Collection :** Drones & satellites capture high-resolution imagery
- **AI Analysis :** Machine learning detects crop health issues, pests, and water stress
- **Actionable Recommendations :** AI suggests optimal irrigation, fertilization, and pest control

Braiin's AI-Powered Solution

Drone & Satellite Data

High-resolution, multispectral, thermal imaging

AI Analytics

Real-time crop health monitoring,
disease detection

Actionable Intelligence

Precision irrigation, yield forecasting

User-Friendly Insights

Delivered via mobile & web dashboards

AI Dashboard and Insights

Our AI-powered dashboard integrates satellite and drone imagery, IoT sensors, and predictive models to offer actionable insights in real-time. Users can visualize vegetation health, pest risks, irrigation needs, and expected yield via a unified platform. Technologies like EfficientNet, ResNet-50, YOLOv8, and LSTM are used for image recognition, anomaly detection, weather forecasting, and yield prediction. Farmers receive real-time alerts and intelligent recommendations.

HOW IT WORKS IN YOUR DASHBOARD

- User uploads satellite/drone data or connects IoT sensors.
- AI processes spectral images, detects pests, and predicts yield
- Machine learning models recommend irrigation & fertilization.
- Dashboard provides real-time alerts & insights.
- Farmers take AI-driven actions for better productivity.

ERP and Smart Farm Automation

Braiin’s enterprise resource platform (“ERP”) system provides end-to-end farm management, from inventory and financial tracking to crop scheduling and weather risk mitigation. Drones and AI models continuously collect and learn from new data, enabling automated and optimized responses for resource allocation, crop spraying, and harvesting. This system supports sustainability by minimizing pesticide usage and maximizing resource efficiency.

Market Opportunity

The agriculture sector presents the largest near-term opportunity for Braiin. With the global AgTech market expected to reach $22.5 billion by 2025, precision farming solutions are in high demand. The integration of AI, aerial robotics, and IoT represents a major leap forward for global food production and sustainability efforts.

Platform Architecture and Technology Stack

The core technology stack includes AI/ML frameworks like TensorFlow and PyTorch, spectral imaging with OpenCV and Google Earth Engine, and cloud solutions such as AWS SageMaker. IoT integration is enabled via AWS Greengrass and Apache Kafka for real-time analytics and edge computing capabilities.

Expanded Detail:

Agricultural Sector:

One of our flagship offerings is our Autonomous Aerial Robots, equipped with advanced sensors, cameras, and AI/ML capabilities. We believe these robots have the potential to revolutionize agriculture by providing real-time insights into crop health, soil conditions, and other variables, which assists with optimizing farming practices, reducing resource wastage, and maximizing yields. Braiin was the first company in the world to be certified by a country to operate fully Autonomous Aerial Robots for crop spraying.

In the agriculture sector, our Autonomous Aerial Robots collect data on crop health and soil conditions, enabling farmers to make data-driven decisions. The maps captured from Braiin’s Autonomous Aerial Robots are used for analysis and monitoring of crop harvests. The Autonomous Aerial Robots can produce both two-dimensional and three-dimensional maps using data from hyper spectral, multispectral light detecting and ranging or thermal sensors. By employing AI/ML algorithms, these robots offer actionable recommendations for irrigation, fertilization, and pest management, with the goal of providing increased productivity and reduced environmental impact.

The Autonomous Aerial Robots are capable of scanning an entire plantation for plant health, seven to ten days before human eyes can identify any hydration, insect or herbicide issues. This information can be used to determine how to reallocate plant treatment and when to pick crops, which subsequently increases yields.

The data collected from our Autonomous Aerial Robots can also be used to pre-plan estate development. The Autonomous Aerial Robots can scan drainage elevation across a plantation, which can then be used to optimize irrigation, drainage and determine whether any topography changes are needed and determine where to put the next field.

Plant and Land Health Scanning Map

Our Autonomous Aerial Drones are used for more than just collecting data. We also provide customized Autonomous Aerial Drones for crop spraying that can cover 2-3 hectares per hour and carry 50 kilograms of chemicals. The Autonomous Aerial Drones have the capability to spray crops based on some or all insights provided in our ERP (described further below). By utilizing the Autonomous Aerial Drones, crops can be sprayed at up to 15 times the speed of humans while using less chemicals, which has the potential to save both time and money. We believe that using the Autonomous Aerial Drone for spraying is also safer than using human labor to spray crops and limits pesticide exposure risk to humans.

Autonomous Aerial Drones Spraying Crops

While we recognize the potential of AI/ML across the various sectors in which we operate, we also acknowledge the need for a balanced approach to address our customers’ diverse needs and requirements. For example, we offer a comprehensive ERP platform that offers quality control services, production and post-production planning services, and inventory, sales and analytic services that is currently tailored for the agriculture sector, but has the potential to be expanded for use across other industries. By integrating processes such as inventory management, sales, and financial reporting, we believe our ERP platform enables farmers and agribusinesses to manage their farming operations, supply chains, and financial transactions efficiently in a single platform, thereby enhancing productivity, reducing errors, and improving decision-making capabilities.

The single-user friendly dashboard can enable a user to easily make decisions based on our technology’s actionable insights. For example, our Autonomous Aerial Drones may alert one of our users of a specific weather pattern resulting in abnormally high rainfall amounts, resulting in a certain portion of the user’s farm receiving more water than is typical. This insight could be displayed on the ERP platform, allowing the user to make adjustments to react to the data, such as adjustments to reduce the amount of water being used in irrigation. These types of insights help farmers identify and act on decisions, increasing productivity and reducing negative environmental impacts through lowering pesticide or water usage, for example. Each Autonomous Aerial Drone incorporates AI/ML by running continually and adding to the dataset available to our users and further improving the quality of the actionable intelligence and reporting.

Industry Overview and Market Opportunity

We believe that we operate at the forefront of technology, targeting a range of industries, including agriculture, finance, insurance, and telecommunications among others. With our innovative solutions and commitment to excellence, we believe that we are poised to seize market opportunities and establish ourselves as leaders in the technology industry.

$45B	**$32B**	**$13B**	**$10B**
Infrastructure	Agriculture	Transport	Security
$9B	**$7B**	**$6B**	**$4B**
Media	Insurance	Telecom	Mining

PwC report 2016

Drone services market size by industry ($ billions)

Agricultural Sector

The agriculture sector (“AgTech”) represents the largest market opportunity for Braiin. As the global population is expected to reach 9.7 billion by 2050, there is mounting pressure to increase food production while minimizing environmental impact. We expect that the integration of agricultural technology solutions that integrate IoT and aerial robotics, among other technologies, will play a crucial role in addressing these challenges. According to market research, the global AgTech market is expected to reach $22.5 billion by 2025, growing at a CAGR of 14.1% from 2020 to 2025.

The total addressable market for AgTech solutions like IoT and aerial robotics in crop spraying is substantial. According to market research, the global smart agriculture market size is projected to reach $15.3 billion by 2025, with a CAGR of 9.8% during the forecast period. This growth is primarily driven by the increasing adoption of precision farming techniques and the need for sustainable agricultural practices.

Within the smart agriculture market, the IoT segment is expected to experience significant growth. The integration of IoT devices in agriculture enables farmers to monitor and control various aspects of their operations remotely. IoT sensors can collect data on soil moisture, temperature, humidity, and other environmental factors, providing farmers with valuable insights for informed decision-making. The global market for IoT in agriculture is estimated to reach $10.53 billion by 2025, with a CAGR of 14.7% during the forecast period.

In addition to IoT, aerial robotics for crop spraying also has a substantial global market. While traditional crop spraying methods often involve the indiscriminate use of chemicals, resulting in wastage and potential harm to the environment, our Autonomous Aerial Robots have the potential to revolutionize crop spraying processes. These Autonomous Aerial Robots can precisely apply pesticides and fertilizers, minimizing chemical wastage and reducing the environmental impact. This technology not only enhances the effectiveness of crop protection but also promotes sustainable farming practices. The market for agricultural drones, which includes aerial robots used for crop spraying, is projected to reach $4.8 billion by 2025, with a CAGR of 19.8% from 2020 to 2025.

Braiin’s AgriTech platform is built from the ground up using proprietary AI/ML models, integrating aerial robotics, edge IoT sensors, and a full-service ERP. Unlike standalone drone or sensor vendors, Braiin unifies data collection, real-time processing, and predictive analytics into one seamless decision-making system for farmers.

Our AI models power disease detection, irrigation optimization, fertilization recommendation, and yield forecasting. The platform continuously learns from incoming sensor and image data, fine-tuning recommendations and increasing operational efficiency. These tools directly impact farmer profitability, sustainability, and risk management.

2.      AI Enabled Customer Experience and Employee Experience Sector

Our CXaaS platform is an AI-powered, end-to-end solution designed to transform how enterprises engage with customers and manage internal teams. By integrating cloud-based CRM, workforce management, and contact center technologies, our platform delivers a unified, intelligent customer engagement experience. Through advanced analytics, speech recognition, sentiment analysis, call routing, and real-time behavioral insights, the platform captures every customer and agent interaction to generate predictive insights and next-best-action recommendations. These tools empower frontline teams to personalize experiences, resolve issues faster, and improve customer satisfaction and retention. Our digital assistant framework serves in automating information retrieval, decision-making workflows, and collaboration between employees, partners, and customers. It continuously learns from interactions using patented AI/ML engines and enhances operational intelligence through behavioral analytics at the individual, team, and enterprise levels. With over 31 market segments and a highly fragmented customer experience (“CX”) ecosystem, Braiin’s integrated CXaaS offering cuts through the noise by delivering scalable, cloud-native tools that are customizable, agile, and deeply embedded in business workflows. The CXaaS platform solves this maze by taking a unique approach both for the internal and external customers, including:

•        CX Design & Consulting — A consultation with customers to determine what customers and employees want, and identify the right people, process and technology required to design connected journeys.

•        CX Products & Platforms — A comprehensive suite of products and platforms delivers a highly connected experience in a simple, agile and cost-effective way.

•        CX Services & Digital — A flexible and tailored services to orchestrate and streamline CX operations across applications, infrastructure and network domains, with a digital-first /micro-services wrapper.

•        CX Cloud — A simplification and de-risk cloud adoption with pre-built integrations to critical contact centers and CX solutions without compromising on performance & control.

•        Analytics, Automation & AI — A leverage of the power of analytics, artificial intelligence & automation to take the fastest path to enhance CX and EX across channels in real-time.

We believe this positions us at the forefront of the rapidly growing customer experience transformation market, enabling enterprises to improve service delivery, enhance user satisfaction, and maximize customer lifetime value.

OUR SOLUTION

Customer Experience as a Service Sector

System integration as a cloud service is a relatively new market opportunity to combine professional services based software development with cloud based service delivery as well as provide unified user and application management and business insights as high-margin value added services. While system integration as a cloud service is generic and applicable to multiple business processes, it is particularly attractive in the customer engagement and agent experience management market where customer relationship management and contact center solutions are provided by different software as a service vendors thus necessitating integration and customization of these applications to suit the business needs of the enterprise.

With the signing of a binding term sheet to acquire VIS Private Networks Limited — an acquisition that will complete upon Braiin’s admission to the Primary Exchange — we are expanding our capabilities in the CX and EX as a Service sector. Through this acquisition and our proprietary technologies, we are well-positioned to deliver comprehensive contact center management solutions via a consulting-led framework that provides clients with detailed insights into their existing challenges and actionable recommendations for improvement. With the growth trajectory in the similar space, we plan to expand into other related areas of marketing technology, automation and customer relationship management, which creates a significant opportunity to scale. The below tables depict the total addressable market for the customer experience space and way to expand further.

3.      AI-Enabled Property Technology Platform

Utility Connections, Comparison and Billing Infrastructure

With the signing of a binding term sheet to acquire Connect Simple — an acquisition that will complete upon Braiin’s admission to the Primary Exchange we are expanding our capabilities in the Property Technology Sector. Our property technology (“PropTech”) division is focused on simplifying residential service delivery and billing through an AI-powered, white-labelled platform. This platform serves as a digital infrastructure layer for utility connections, bill comparison, and ongoing household expense management, with applications across rental, ownership, and agency-managed properties.

Referral Partners
SEO Marketing
Memberships
API
Master Database
Master Database
AI
Enrich customer data
Ai
hyper personalisation marketing
SIGN-UP
AI Agent or Online
AI suggested product offering
$$
$
$
Connection Products
Customer Portal
Information returned through AI

Using AI-trained assistants and proprietary application programming interface (“APIs”), the platform automates the process of connecting essential services (electricity, gas, broadband, insurance, and more) at the point of property transaction, such as leasing, purchasing, or moving. Customers interact through a unified portal that facilitates connections and enables ongoing bill tracking and payments. AI also personalises the customer journey, offering hyper-relevant product suggestions, optimised based on usage and household composition.

Key technologies include:

•        Real-time API integrations with service providers for automated switching and provisioning.

•        AI-driven lead routing and call centre support, informed by 15+ years of behavioural insights.

•        Digital assistant interface that enables non-technical users to manage multiple services in one place.

•        Secure payment infrastructure, supported by a regulated digital wallet partner, enabling card issuance, transaction analytics, and bill smoothing.

The PropTech platform acts as the connective tissue between property movements and downstream services. By embedding into tenancy applications, bond deposit processes, or conveyancing platforms, it captures high-intent customers at the ideal moment and converts them into recurring bill management users.

Customer platform can support:

•        Household energy usage.

•        Home warranty and protection add-ons.

•        SME (small business) product lines for landlord and commercial property services.

As a high-cash-flow, data-rich business, the PropTech unit complements our broader AI strategy and contributes to long-term revenue resilience through repeat billing, embedded finance, and cross-selling opportunities for home services and devices (e.g security, cameras, doorbells, smart devices).

OCR-Powered Bill Comparison Engine

Bill Comparison platform includes proprietary Optical Character Recognition (“OCR”) technology that automatically scans uploaded utility bills, extracting key data such as usage, supply charges, tariff structures, and billing periods. This data is then matched in real time against a curated panel of service providers. By analysing cost structures and plan suitability, the system identifies and recommends better-value options tailored to each customer’s profile. This AI-enhanced process simplifies switching, ensures customers remain on competitive rates, and eliminates manual data entry, delivering both savings and convenience.

Energy and Home Insurance Sectors

The Company’s core platform is designed to engage high-intent consumers at key transition moments, particularly when moving home and to capitalise on recurring service needs across the energy and home insurance sectors. These two verticals represent foundational pillars in the household services ecosystem, offering strong revenue predictability and natural alignment with the Company’s embedded referral model.

United Kingdom

The UK energy sector is one of the most active switching environments globally, with over 1 million electricity customers changing providers annually. Regulatory mandates for price transparency and consumer protections have led to a fragmented but competitive retail energy landscape. New challenger brands are winning share, creating demand for comparison engines that offer clarity and trust. Our ability to plug directly into tenancy and mover data streams allows the business to reach customers at their moment of need — resulting in high conversion, low churn, and low acquisition cost.

United States

Energy market deregulation across key states like Texas, New York, and Ohio opens up an addressable market of over 20 million households. While energy switching rates vary by region, the combination of rising energy prices, climate-focused product innovation, and policy-driven customer empowerment is fuelling demand for comparison and concierge switching services. The US strategy involves operating in deregulated states. The Company’s AI agent and API stack allows for rapid onboarding of partners and customers alike.

Australia & New Zealand

In Australia and New Zealand, utility switching is increasingly digital, with growing consumer interest in comparing energy and telco plans. We already operate with over 50 integrated real estate and property platforms in this region. This B2B2C model has proven efficient in reaching moving customers and delivering a high return per referral through commission-based revenue models. The platform’s success here serves as a blueprint for replication in larger markets.

United Kingdom:    The UK home insurance market shows high product penetration but suffers from customer fatigue due to policy complexity and inconsistent claims experiences. By embedding curated insurance options within the onboarding and bill management workflows, the platform delivers simplicity, speed, and better alignment with customer needs. This approach can drive incremental revenue while maintaining low acquisition cost through digital automation.

United States:    With a fragmented insurance landscape and a rise in direct-to-consumer models, the US market is ripe for disruption. Renters in particular remain underserved — creating a clear opportunity to offer bundled insurance options at the point of utility or broadband activation. Our unified service experience positions it to introduce embedded insurance into the user journey, increasing wallet share and deepening engagement.

Australia & New Zealand:    The Australia and New Zealand operation has secured exclusive distribution relationships with innovative underwriters, allowing the Company to offer unique insurance propositions within its tenancy and property ecosystem. These offers are built into real estate and finance partner journeys, with referral flows built directly into CRMs and lease platforms. The rollout of contents insurance, landlord protection, and home warranty products has already begun, delivering a new recurring revenue layer.

Strategic Alignment:    The integration of energy and home insurance within a single customer platform enhances both customer experience and business performance. These services are not only essential — they are expected. By embedding them into the property journey via CRM integrations, referral APIs, and AI-powered bill management tools, Connect Simple (as defined below) becomes the default hub for setting up and managing the home. As product verticals mature, cross-sell opportunities will further increase customer lifetime value and partner monetisation.

In North America, the installed base of smart electricity meters reached about 146 million units by the end of 2025, with a penetration rate surpassing 80%

Projections indicate that the global smart meter market will continue to grow, with the installed base expected to reach 1.75 billion units by 2030

150M+
US
METERS*
Currently Serviced
40M+
UK
METERS*
13M+
AUS
METERS*
900M+
GLOBAL
SMART
METERS
BY
2021*
2.5M+
NZ
METERS*
*(STM Research)

These sectors present significant opportunities for growth, driven by recurring customer needs and the increasing demand for streamlined digital solutions. By embedding essential services into the customer journey — particularly during high-intent moments like moving — we provide meaningful value to both end users and strategic partners. With strong foundations already in place and scalable infrastructure, we are well-positioned to expand our impact, enhance customer retention, and increase the long-term value of every relationship we support.

Unified Technology Stack

Single IP Spine:    All platforms leverage the same architecture for ingestion, insight generation, and automation — enabling speed to market across verticals

Raptor 300, Inc.

Raptor 300 Inc. (“Raptor”), established in 2015, holds the core intellectual property underpinning our Autonomous Aerial Robots (see “— Intellectual Property” below). For a detailed overview of these technologies and the market segments they serve, refer to “Diverse Range of Services and Products — Agricultural Sector” below.

Raptor’s customer base is primarily composed of enterprises within the agricultural industry. Raptor has secured binding long-term contracts for its AI/ML-powered robotic services totaling $35.93 million over a five-year term, and has also executed non-binding Memoranda of Understanding (“MoUs”) representing an additional $111.98 million in potential contract value. Raptor’s operations are headquartered in Subiaco, Western Australia.

On July 26, 2022, Braiin acquired 100% of Raptor’s outstanding equity, making it a wholly owned subsidiary of Braiin.

Connect Simple Pty Ltd

Connect Simple Pty Ltd (“connect Simple”) was incorporated in Australia on December 01, 2023 having registered office in Melbourne, Victoria Australia. It has business operations in Australia, New Zealand, UK and the United States. Connect Simple is focused on simplifying residential service delivery and billing through an AI-powered, white-labelled platform. This platform serves as a digital infrastructure layer for utility connections, bill comparison, and ongoing household expense management, with applications across rental, ownership, and agency-managed properties.

TeleApps Inc.

TeleApps Inc (“TeleApps”)is a leading provider of AI-enabled Customer CXaaS solutions, helping enterprises transform how they engage with customers across voice, digital, and omnichannel platforms. Leveraging cutting-edge technologies such as AI-driven chatbots, natural language processing (“NLP”), speech analytics, and intelligent call routing, TeleApps delivers scalable and data-driven solutions that enhance customer satisfaction, streamline service delivery, and optimize operational efficiency.

With a strong presence across Australia, Asia, and the Middle East, TeleApps serves a wide range of industries including banking, telecom, healthcare, and utilities. Its end-to-end platform integrates seamlessly with contact centers, CRMs, and enterprise systems to provide a unified and intelligent CX ecosystem — positioning the company as a key enabler in the digital transformation of customer engagement.

VIS Networks Private Limited

VIS Networks Private Limited (“VIS Networks”) was Incorporated on April 18, 2011, and headquartered in Bangalore, Karnataka, VIS Networks has evolved into a global provider of next-generation communication and CX technologies. The company operates through its subsidiaries across Singapore, Malaysia, the United Kingdom, Oman, and other jurisdictions, delivering enterprise-grade solutions to a diverse international client base.

VIS Networks is recognized as a trusted partner for organizations seeking to modernize and optimize their CX infrastructure. Its comprehensive offering spans unified communications, contact center solutions, video conferencing, and audio-visual systems. More recently, VIS has expanded into AI-powered CX innovation, including speech analytics, intelligent call routing, and machine learning — driven customer engagement tools.

With a strong focus on secure, scalable, and efficient platforms, VIS Networks supports clients across industries in building resilient and future-ready communication ecosystems.

Vega Global Technologies Pty Limited

Vega is a holding company formed in 2023 that will hold all of the outstanding equity interests of Nisus and Mirragin following the Direct Listing. Vega, through its subsidiaries, will be a technology company specializing in providing AI, and coding language services to farmers. See “Diverse Range of Services and Products — Agricultural Sector” and “Diverse Range of Services and Products — Finance and Insurance Sectors” below for additional information on Vega’s products and services. On September 12, 2023, Vega entered into a binding heads of agreement contract with Nisus Australia Pty Ltd and Nisus Payroll Pty Ltd (together, “Nisus”), pursuant to which Vega will acquire 100% of the shares of the Nisus. On September 16, 2023, Braiin entered into a binding heads of agreement contract with Vega (the “Vega Agreement”). On September 22, 2024, Vega entered into the Mirragin Agreement pursuant to which Vega will acquire 100% of the shares of the Mirragin RAS. On September 23, 2024, Vega entered into the Isidore Agreement, pursuant to which Vega will acquire 100% of the shares of Isidore.

Upon the consummation of the binding heads of agreement contract with Nisus, Nisus will be wholly owned by Vega. Nisus is a specialist technology provider focused on delivering advanced data science, cybersecurity, and secure communication solutions to Australian government agencies, defense, emergency services, and enterprise clients. With a strong track record in supporting public sector digital transformation, Nisus designs and implements mission-critical systems that protect sensitive information and enable informed decision-making.

In addition to its cybersecurity and analytics capabilities, Nisus supplies a comprehensive range of secure hardware and mobility solutions that enhance communication and operational readiness across high-security environments. Its client base spans government departments, agriculture, defense, emergency services, large enterprises, and mobile network carriers, as well as small to medium-sized businesses.

Headquartered in Australia, Nisus plays a key role in strengthening national digital resilience through its expertise in data governance, threat intelligence, and secure infrastructure. See “Diverse Range of Services and Products — Customer Experience and Employee Experience Sector” below for additional information related to Nisus’s products and services. Nisus’s facilities are located in Canberra, Australia.

Upon the consummation of the Mirragin Agreement, Mirragin will be wholly-owned by Vega. Mirragin was established in Australia, on April 01, 2011, and operates under a business license issued by Australian Securities Exchange. The registered address of the Company is QLD, 4074 Australia. Mirragin is a specialist Australian consulting and technology firm focused on the deployment of high-end aerial robotics, autonomous systems, and AI/ML-driven solutions for mission-critical applications. With deep expertise in agriculture, defence, emergency response, and industrial operations, Mirragin helps organizations design and implement advanced autonomous technologies that reduce operational risk, lower costs, and enhance decision-making capabilities.

The company is a recognized leader in the integration of drone-based systems with artificial intelligence and machine learning for use cases such as real-time surveillance, precision logistics, and situational awareness. Mirragin’s multidisciplinary team supports both government and enterprise clients in accelerating the adoption of robotics programs through end-to-end support — from concept development to deployment.

Mirragin’s solutions are built to operate in complex, high-stakes environments, making it a key partner in Australia’s push for innovation in defence tech, aviation, and critical infrastructure resilience.

Our Anticipated Structure

Listing on Primary Exchange
Australia
Braiin Limited
100%
Vega Global Technologies Ltd
100%
Nisus Australia
Nisus Payroll
100%
Mirragin Consulting
100%
Connect Easy
India
100%
VIS Networks
100%
TeleApps
Sri Lanka
100%
Raptor300 Pvt. Ltd.
100%
Raptor300 Inc.
USA
100%
Braiin LLC
Currently part of Braiin Group
Upon Admission to the Primary Exchange

Diverse Range of Services and Products

Our proprietary technology is currently being used in various sectors, including agriculture, CXaaS, and PropTech. We believe that our technology has the potential to span a variety of industries and sectors to increase efficiency and provide user-friendly solutions for our customers.

Environmental Impact

In recent years, there has been an increased global focus on environmental consciousness, digital efficiency, and sustainability. At Braiin, we believe our integrated AI-driven platforms across Agriculture, CXaaS, and PropTech are aligned with these broader sustainability goals.

AgTech Solutions:

Our AgriTech platforms are designed to promote precision farming practices through the use of autonomous aerial robots, AI/ML analytics, and IoT integration. These technologies help reduce chemical usage, optimize water consumption, and minimize environmental degradation. Features such as multispectral imaging, real-time weather-based recommendations, and ERP integration ensure efficient use of pesticides and fertilizers, resulting in increased crop yields and reduced environmental footprint. Our blockchain-enabled transparency mechanisms also allow consumers to verify the sustainability and origin of their food, enabling ethical choices and promoting traceability in the global food chain.

CXaaS Platform:

Our CXaaS division leverages AI to improve customer and employee experience while minimizing energy and resource waste through process automation. By integrating cloud-native contact centers, AI-driven analytics, and automated digital assistants, our systems reduce the carbon footprint associated with traditional legacy infrastructure and physical service centers. These platforms offer real-time insights that enable businesses to streamline operations, reduce customer service cycles, and eliminate redundancies — thus optimizing digital resource consumption. Furthermore, our Smart Hub product minimizes documentation waste by creating a centralized digital knowledge base accessible on demand, removing the need for printed manuals, long training sessions, or repetitive customer inquiries.

PropTech Platform:

Our AI-enabled Property Technology platform streamlines residential utility connections, energy switching, and bill management through an intelligent digital interface. This solution not only promotes operational efficiency for property managers and tenants but also supports environmental goals by enabling users to select greener energy providers and monitor household energy consumption in real time. The platform’s AI-powered OCR engine ensures accurate utility comparisons, helping customers transition to more sustainable and cost-effective service options. By integrating into tenancy applications and CRM workflows, we reduce administrative overhead and help homes become more energy-aware and carbon-efficient. Additionally, embedded smart home integrations — such as intelligent thermostats, security, and connected devices — empower users to reduce waste and energy use without compromising convenience.

Cross-Sector Strategy:

Across all three verticals, Braiin’s unified approach combines AI/ML, real-time data processing, and automation to address pressing environmental challenges. Whether through reducing chemical runoff in farming, streamlining digital communication in enterprises, or helping households choose eco-friendly utility options, our goal is to drive sustainability and long-term impact. Our platforms are not only revenue-generating — they are impact-focused, and designed to promote smarter decisions at every level of the value chain.

As environmental regulations continue to evolve, we are committed to remaining ahead of the curve — ensuring that our solutions help clients meet their environmental, social and governance (“ESG”) goals, while contributing to a more sustainable, transparent, and resilient global ecosystem.

Competition

We operate at the intersection of artificial intelligence and industry-specific verticals — AgriTech, CxaaS, and PropTech — each of which is characterized by rapid innovation, evolving customer demands, and increasing investment in digital transformation.

In the AgriTech sector, we face competition from both established players and emerging startups that are leveraging AI, ML, IoT, and drone-based technologies to deliver precision agriculture solutions. Competitors in this space are continuously developing proprietary platforms to improve crop yields, optimize inputs, and provide predictive insights — many of which are adjacent to or overlap with our current offerings.

In the CxaaS space, we compete with companies offering AI-based customer service, voice intelligence, and personalized engagement solutions. This is a fast-evolving vertical, with traditional CRM and contact center platforms integrating AI features and newer entrants offering focused, verticalized AI customer solutions.

In PropTech, we expect to face competition from startups and established software as a service (“SaaS”) companies deploying AI to improve asset management, rental automation, predictive maintenance, and tenant engagement.

As a general AI technology company operating across multiple verticals, we anticipate increasing competition from a diverse range of players — ranging from large incumbents expanding their feature sets to domain-specific startups bringing focused innovations. Many of these competitors dedicate substantial resources to research and development and have established customer bases, brand recognition, and deeper capital reserves. To maintain our competitive advantage, we continue to invest in proprietary technology, deep vertical expertise, and differentiated platform capabilities tailored to the unique needs of each industry we serve.

Competitive Strengths

We believe that we have five main competitive strengths that set us apart from the current market:

•        Technological Integration:    Our integration of advanced technologies from Raptor, Connect Simple and Vega, including our Autonomous Aerial Robots, AI/ML, IoT, and ERP, allows us to deliver end-to-end solutions that cater to diverse industry needs.

•        Proven Track Record:    We have a successful history of conducting trials and forming partnerships with industry leaders, demonstrating our capability to execute projects and deliver positive outcomes.

•        Intellectual Property:    We hold essential patents and regulatory certifications, providing a barrier to entry for potential competitors and enhancing our credibility as an industry leader.

•        Experienced Leadership:    Our management team is comprised of experienced professionals with deep expertise in technology, data science, and investment in emerging markets.

•        Collaborative Culture:    Our multidisciplinary team fosters a culture of collaboration, creativity, and continuous improvement, allowing us to develop innovative solutions for complex challenges.

Growth Strategy

Our growth strategy encompasses:

•        Continuous Innovation:    We invest in research and development in key areas such as AI/ML, robotics, and software to remain at the forefront of technological advancements.

•        Geographical Expansion:    We are expanding into new sectors, countries, and markets, with a focus on developed markets like USA, UK, Australia and New Zealand and emerging markets like India, UAE and Sri Lanka.

•        Cross-Selling:    We leverage synergies between divisions to offer comprehensive and integrated solutions to our clients.

•        Targeted Sales Approach:    We identify potential customers’ pain points and challenges and develop tailored solutions to meet their specific needs.

•        Strategic Acquisitions and Investments:    We seek partnerships and collaborations with complementary technology companies to access new markets, expand our customer base, and enhance our capabilities.

With these strategies, we aim to strengthen its market presence, capture new opportunities, and deliver sustainable growth in the technology industry. We remain committed to delivering value to clients and shareholders while driving innovation and achieving long-term success.

Research and Development Policies

Over the past three years, Braiin has maintained a strong commitment to innovation through continued investment in research and development activities across its core verticals: AgriTech, CXaaS, and PropTech, which will be strengthened by the acquisition of Connect Simple. TeleApps, Mirragin, Nisus Australia, Nisus Payroll and VIS Networks. Our research and development initiatives have focused on the development and enhancement of proprietary technologies including autonomous aerial robotics, AI/ML-driven analytics platforms, voice and speech recognition engines, and ERP and utility-switching platforms. These efforts have supported the advancement of our autonomous agricultural drones, AI-powered call center solutions, and intelligent tenant service automation tools.

Our research and development policies emphasize internal capability building, strategic collaborations with external domain experts, and iterative development informed by customer feedback and pilot deployments. We have prioritized agile methodologies and cross-functional innovation sprints to rapidly bring enhancements to market while maintaining product reliability and regulatory compliance.

Intellectual Property

Overview

We own certain intellectual property rights that we use in connection with our business.

OWNER OF INTELLECTUAL PROPERTY	JURISDICTION	SERIAL AND APPLICATION NUMBER/TITLE	STATUS	EXPIRATION DATE
Raptor 300	USA	• Unmanned Aerial System Autonomous Tank Refilling • Application #63/829,259	Pending	—
Raptor 300	USA	• Unmanned Aerial System Vectorized Spraying System • Application #63/830,023	Pending	—
Braiin	USA	• Semi-supervised question answering machine • Application #16/119,400 Patent number #10650818	Granted May 12, 2020	November 12, 2027
With the signing of a binding term sheet to acquire Connect Simple Pty Ltd, we expect to acquire the proprietary intellectual property it owns upon Braiin’s admission to the Primary Exchange.
Connect Simple	USA	• Energy Comparison IP Framework • Application # 1-14951669111	Pending	—
Connect Simple	USA	• Connect Easy Information Technology Infrastructure • Application #1-14952069191	Pending	—
Connect Simple	USA	• Proptech Integration IP Framework • Application #: 1-14952018321	Pending	—

Government Regulation

Overview

Our business operations and product offerings span multiple jurisdictions and are subject to an evolving landscape of international, federal, and local laws and regulations. These regulatory requirements affect not only our autonomous aerial robotics activities, but also our AI-powered customer experience platforms and property technology services.

Rapidly Evolving Drone and Aviation Regulations

Our AgriTech division relies on the operation of fully autonomous aerial robots, which are subject to stringent and evolving aviation regulations in each jurisdiction where we operate. Regulatory authorities may impose restrictions or additional licensing requirements relating to drone flight paths, chemical spraying, remote operations, airspace access, or safety standards. Failure to comply with these regulations, or delays in receiving appropriate certifications, could adversely impact our ability to deploy or scale our UAV-based offerings. Inconsistent rules across jurisdictions may further complicate international expansion of our aerial robotics services.

Compliance with Data Privacy and AI Governance Frameworks

Our CXaaS and PropTech platforms collect and process significant volumes of personal and behavioral data, which subjects us to an array of data privacy and protection laws including the General Data Protection Regulation (“GDPR”) in the EU, the California Consumer Privacy Act (“CCPA”) in the U.S., and equivalent laws in Australia, India, and the United Kingdom. These laws regulate data collection, storage, transfer, and use, and impose significant obligations on data controllers and processors. Additionally, emerging frameworks surrounding AI governance, such as the EU AI Act, may impose transparency, explainability, and fairness requirements on machine learning systems embedded in our platforms. Non-compliance could result in fines, enforcement actions, or reputational harm.

Regulatory Complexity in Property Technology and Embedded Services

Our PropTech offerings involve integration with third-party utilities, insurers, and financial service providers to enable utility switching, embedded finance, and digital billing. These operations are subject to licensing, consumer protection, anti-money laundering, and financial services regulations in multiple regions. For example, the provision of comparison and switching services in the energy and insurance markets may require specific licenses, adherence to advertising standards, and mandated disclosures. In addition, partnerships with digital wallet providers and embedded payment infrastructure must comply with payment processing regulations and cybersecurity standards. Regulatory changes, investigations, or restrictions in any of these domains could impair our product delivery or monetization strategies.

Cross-Border and Industry-Specific Regulatory Risks

Given the global nature of our operations, we are subject to diverse compliance regimes across jurisdictions where we deliver services, including laws governing:

•        Taxation and transfer pricing;

•        Consumer protection and advertising;

•        Telecommunications and electronic communications;

•        E-commerce and online contracting;

•        Environmental regulation related to electronic devices and UAV operations; and

•        Workplace safety and labor laws, particularly for UAV field deployments.

Certain jurisdictions may also impose restrictions on cross-border data flows, foreign ownership of technology providers, or classify certain drone or AI systems as dual-use or export-controlled technologies.

Operational and Financial Impact of Regulatory Non-Compliance

Failure to maintain compliance with applicable laws and regulations may lead to fines, audits, license revocation, business suspension, or civil and criminal penalties. Moreover, the cost of ongoing compliance — including legal fees, internal controls, cybersecurity, and policy development — could increase as regulatory scrutiny intensifies globally. If we are required to significantly change our business practices or technologies to meet evolving legal requirements, we may experience operational delays, increased costs, or lost business opportunities.

We proactively monitor regulatory developments and engage in internal compliance reviews to minimize these risks. However, given the pace and complexity of global regulatory change, there is no assurance that we will always be in full compliance, or that new laws will not adversely affect our ability to operate or expand.

Environmental

We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We could also be affected by future laws and regulations relating to climate change, including laws related to greenhouse gas emissions, chemical use, and regulating energy efficiency. These laws and regulations could lead to increased environmental compliance expenditures, increased energy and raw materials costs and new and/or additional investment in designs and technologies. We continually assess our compliance status and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. While environmental protection regulations have not had a significant adverse effect on our overall operations, it is possible that costs incurred to ensure continued environmental compliance in the future could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansion of work scope are prompted as a result of investigations.

Manufacturing

We assemble our Autonomous Aerial Robots at our facilities in Sri Lanka or, in certain cases, purchase off-the-shelf drones, that we optimize for our customers’ purposes. All parts of our Autonomous Aerial Robots are manufactured by third parties.

Employees and Human Capital

As of December 31, 2024, the Company has 5 employees and 23 consultants. Our human capital objectives include identifying, recruiting, retaining, incentivizing, and integrating both our existing and additional employees to drive our company’s success.

Facilities

Our corporate headquarters are located in Subiaco, Western Australia. We believe that our existing facilities are adequate for our near-term needs but expect to need additional space as we grow. We believe that suitable additional or alternative space would be available as required in the future on commercially reasonable terms.

Legal Proceedings

Although we may be subject to litigation in the ordinary course, we are not currently a party to any material legal proceedings.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should be aware of before making an investment decision, including those highlighted in the section entitled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•        If Braiin does not effectively manage its growth and the associated demands on its operational, risk management, sales and marketing, technology, compliance and finance and accounting resources, its business may be adversely impacted.

•        Braiin has identified internal control deficiencies which result in material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of Braiin’s consolidated financial statements, and have other adverse consequences.

•        Braiin’s unaudited financial statements as of December 31, 2024 as well as the audited financial statements as of June 30, 2024 and June 30, 2023 contain statements expressing substantial doubt about Braiin’s ability to continue as a going concern due to Braiin’s history of recurring losses and net capital deficiency. Braiin’s ability to continue as a going concern requires that it obtains sufficient funding to finance its operations.

•        Braiin’s future growth depends significantly on its marketing efforts, and if its marketing efforts are not successful, its business and results of operations will be harmed.

•        Adverse economic conditions may adversely affect Braiin’s business.

•        Braiin may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war or terrorism, that could disrupt its business operations, and its business continuity and disaster recovery plans may not adequately protect Braiin from a serious disaster.

•        Significant political, trade, regulatory developments, and other circumstances beyond our control, could have a material adverse effect on our financial condition or results of operations.

•        Customers may rescind or back out of non-binding agreements due to various reasons which could adversely affect our revenue streams, project timelines, and overall financial performance.

•        Acquisitions, joint ventures or other strategic transactions create certain risks and may adversely affect Braiin’s business, financial condition or results of operations.

•        We may not be able to realize the potential benefits of business investments or acquisitions, and we may not be able to successfully integrate acquisition targets, which could hurt our ability to grow our business, develop new products or sell our products.

•        The overall agricultural industry is susceptible to commodity and raw material price changes.

•        The agricultural industry is highly seasonal, which may cause Braiin’s sales and operating results to fluctuate significantly.

•        We may have product liability claims if our agricultural products damage individuals or property and may need to recall items which do or could cause such damage.

•        Compliance with, or violation of, environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, could result in significant costs that adversely impact our reputation, businesses, financial position, results of operations and cash flows.

•        If we are unable to develop and release technology enhancements and new technologies to respond to rapid technological change, or to develop new designs and technologies for our unmanned arial vehicles (“UAVs”) in a timely and cost-effective manner, our business, financial condition and results of operations could be harmed.

•        Braiin faces both external and internal cybersecurity threats.

•        Cyberattacks and security breaches of Braiin’s systems, or those impacting its customers or third parties, could adversely impact its brand and reputation and its business, operating results and financial condition.

•        Because of the unique difficulties and uncertainties inherent in technology development, Braiin faces a risk of business failure.

•        Successful technical development of Braiin’s products does not guarantee successful commercialization.

•        Braiin’s intellectual property rights are valuable, and any inability to protect them could adversely impact Braiin’s business, operating results, and financial condition.

•        In the future Braiin may be sued by third parties for alleged infringement of their proprietary rights.

•        The nature of Braiin’s business involves significant risks and uncertainties that may not be covered by insurance or indemnity.

•        Braiin is subject to governmental export and import controls that could impair its ability to compete in international markets due to licensing requirements and subject Braiin to liability if it is not in compliance with applicable laws.

•        Braiin is subject to anti-corruption and anti-money laundering laws with respect to both its domestic and international operations, and non-compliance with such laws can subject Braiin to criminal and civil liability and harm its business.

•        Government regulation is evolving and unfavorable changes could harm our business.

•        As a foreign private issuer, Braiin will be exempt from a number of rules under the Exchange Act, Braiin will be permitted to file less information with the SEC than domestic companies and permitted to follow home country practice in lieu of the listing requirements of the Primary Exchange, subject to certain exceptions. Accordingly, there may be less publicly available information concerning Braiin than there is for issuers that are not foreign private issuers.

•        It may be difficult to enforce a judgment in the United States against Braiin and its officers and directors, assert U.S. securities laws claims in Australia or serve process on Braiin’s officers and directors.

•        Braiin may be affected by fluctuations in currency exchange rates.

•        The direct listing process differs from an initial public offering underwritten on a firm-commitment basis.

•        Our ordinary shares currently have no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our ordinary shares may be volatile.

•        Future sales of ordinary shares by our Registered Shareholders and other existing shareholders could cause our share price to decline.

•        You may be diluted by future issuances of preferred stock or additional ordinary shares in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

•        We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our ordinary shares less attractive to investors.

•        The public price of our ordinary shares, upon listing on the Primary Exchange, may have little or no relationship to the historical sales prices of our ordinary shares in private transactions.

•        The uncertainty associated with the fact that few companies have undertaken direct listings to date may lead to increased volatility and pricing challenges for our ordinary shares.

•        The direct listing process differs from an initial public offering underwritten on a firm-commitment basis and the impact of awareness of our brand and investor recognition of our Company on the demand for our ordinary shares is unpredictable and our marketing and brand development efforts may not be successful.

•        We have not agreed to indemnify the Registered Shareholders for claims arising in connection with sales of our ordinary shares in this offering, however, claims for indemnification by our directors and officers may reduce the amount of money available to us.

Implications of being an emerging growth company and a smaller reporting company

We are an “emerging growth company” as defined in the Securities Act of 1933 (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take, and intend to take, advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our ordinary shares held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting ordinary shares held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting ordinary shares held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

Corporate Information

We were incorporated under the laws of Australia in July 2022. The mailing address and telephone of the principal executive offices of Braiin is 283 Rokeby Road, Subiaco, Western Australia 6008, +61 412 474 180 and our website address is www.braiin.com. Information contained on or that can be accessed through our website is neither a part of, nor incorporated by reference into, this prospectus, and you should not consider information on our website to be part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

SUMMARY FINANCIAL AND OTHER DATA6

The summary financial and other data set forth below should be read together with our financial statements and the related notes to those statements, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

The following tables present Braiin’s summary consolidated financial data. We present our consolidated financial statements in accordance with IFRS. The summary historical consolidated statement of comprehensive income for the fiscal years ended June 30, 2024 and 2023 and six months ended December 31, 2024 and 2023, and the summary consolidated statement of financial position as of, December 31, 2024, June 30, 2024, have been derived from our consolidated financial statements, which are included elsewhere in this registration statement. Our consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for the fair statement of the financial information set forth in those statements. Our historical results for any prior period are not necessarily indicative of results expected in any future period and the results for the six months ended December 31, 2024 and 2023 or any other interim period are not necessarily indicative of results to be expected for the full fiscal year.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Braiin’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this registration statement.

STATEMENTS OF COMPREHENSIVE INCOME

	Braiin Ltd.
	Year Ended June 30,
	2024	2023
Income	—	—

Expenses
Administration and other expenses	268,307	39,082
Audit fees	232,454	341,563
Professional and legal fees	798,466	295,146
Depreciation and amortization	148,313	83,453
Interest expense	82,755	7,973
Loss on deconsolidation	5,469	—
Loss on loan forgiveness	175,386	—
Loss on foreign currency exchange	4,225	10,795
Total expenses	(1,715,375)	(778,012)

Loss before income tax expense	(1,715,375)	(778,012)
Income tax	—	—
Loss after tax from continuing operations	(1,715,375)	(778,012)
Foreign currency translation	19,967	6,180
Total comprehensive loss for the year	(1,695,408)	(771,832)

____________

6

	Braiin Ltd.
	Six Months Ended December 31,
	2024 (Unaudited)	2023 (Unaudited)
Expenses
Administration and other expenses	129,230	95,028
Audit fees	47,661	26,039
Professional and legal fees	392,875	280,692
Rent	104,800	—
Depreciation and amortization	64,207	70,225
Amortization of software development	13,808	—
Interest expense	76,081	34,462
Loss on deconsolidation	—	5,469
Loss on foreign currency exchange	(14,232)	6,387
Total expenses	(814,430)	(518,302)

Loss before income tax expense	(814,430)	(518,302)
Income tax	—	—
Loss after tax from continuing operations	(814,430)	(518,302)
Foreign currency translation	14,876	(13,023)
Total comprehensive loss for the year	(799,554)	(505,279)

STATEMENTS OF FINANCIAL POSITION

	Braiin Ltd.
	As of December 31, 2024 (Unaudited)	As of June 30, 2024

Total assets	415,247	844,848
Total liabilities	4,041,008	3,671,056
Net assets/(liabilities)	(3,625,761)	(2,826,208)
Total equity	(3,625,761)	(2,826,208)

STATEMENTS OF CASH FLOWS

	Braiin Ltd.
	Period Ended December 31,
	2024 (Unaudited)	2023 (Unaudited)
Net cash from (used in) operating activities	(504,621)	(617,065)
Net cash from (used in) investing activities	(24,000)	—
Net cash from (used in) financing activities	(32,050)	(729)
Net increase (decrease) in cash and cash equivalents	(560,671)	(617,794)
	Braiin Ltd.
	Year Ended June 30,
	2024	2023
Net cash from (used in) operating activities	(706,870)	(300,491)
Net cash from (used in) investing activities	(885)	(312,024)
Net cash from (used in) financing activities	63,826	1,275,373
Net increase (decrease) in cash and cash equivalents	(643,929)	662,858

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our financial statements and related notes appearing elsewhere in this prospectus, before deciding whether to invest in our ordinary shares. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which event you could lose all or part of your investment. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those described below.

Risks Relating to Braiin’s Business and Industry

If Braiin does not effectively manage its growth and the associated demands on its operational, risk management, sales and marketing, technology, compliance and finance and accounting resources, its business may be adversely impacted.

Braiin will experience recent significant growth through its acquisition of Connect Simple, TeleApps, VIS Networks and Vega. These acquisitions make Braiin’s business more complex by expanding the services it offers. To effectively manage and capitalize on Braiin’s growth, it must continue to expand its information technology and financial, operating, and administrative systems and controls, and continue to manage headcount, capital, and processes efficiently. Braiin’s continued growth could strain its existing resources, and it could experience ongoing operating difficulties in managing its business as it expands across numerous jurisdictions, including difficulties in hiring, training, and managing an employee base. Failure to scale and preserve Braiin’s company culture with growth could harm its future success, including its ability to retain and recruit personnel and to effectively focus on and pursue its corporate objectives. If Braiin does not adapt to meet these evolving challenges, or if its management team does not effectively scale with its growth, Braiin may experience erosion to its brand, the quality of its products and services may suffer, and its company culture may be harmed. Moreover, the failure of Braiin systems and processes could undermine its ability to provide accurate, timely, and reliable reports on its financial and operating results, including the financial statements provided herein, and could impact the effectiveness of its internal controls over financial reporting. In addition, Braiin’s systems and processes may not prevent or detect all errors, omissions, or fraud, though Braiin has experienced no such material errors, omissions or fraud in the past. For example, Braiin’s employees may fail to identify transaction errors or fraudulent information provided by its customers. Any of the foregoing operational failures could lead to noncompliance with laws, loss of operating licenses or other authorizations, or loss of relationships that could substantially impair or even suspend company operations.

Braiin intends to continue to develop its technology. Successful implementation of this strategy may require significant expenditures before any substantial associated revenue is generated and Braiin cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth. Braiin’s growth may not be sustainable and depends on its ability to retain existing customers, attract new customers, expand product offerings, and increase processed volumes and revenue from both new and existing customers.

A customer’s use of Braiin’s services may decrease for a variety of reasons, including the customer’s level of satisfaction with its products and services, the expansion of business to offer new products and services, the effectiveness of its support services, the pricing of its products and services, the pricing, range and quality of competing products or services, the effects of global economic conditions, regulatory limitations, trust, or perception and interest in our products and services. Furthermore, the complexity and costs associated with switching to a competitor may not be significant enough to prevent a customer from switching service providers, especially for larger customers.

Any failure by Braiin to retain existing customers, attract new customers, and increase revenue from both new and existing customers could materially and adversely affect its business, financial condition, results of operations and prospects. These efforts may require substantial financial expenditures, commitments of resources, developments of Braiin’s processes, and other investments and innovations.

Braiin has identified internal control deficiencies which result in material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of Braiin’s consolidated financial statements, and have other adverse consequences.

Braiin has identified internal control deficiencies which result in material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of Braiin’s consolidated financial statements, and have other adverse consequences. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Braiin’s consolidated financial statements would not be prevented or detected on a timely basis.

Specifically, we have identified two material weaknesses being:

1.      the lack of a formally implemented system of internal control over financial reporting and limited or no associated written documentation of our internal control policies and procedures, and

2.      the lack of sufficient resources and key accounting personnel with sufficient knowledge and experience in reporting and compliance with the SEC and PCAOB

The identified material weaknesses, if not corrected, could result in a material misstatement to Braiin’s consolidated financial statements that may not be prevented or detected. Given that Braiin operated as a private company prior to the Direct Listing, it did not have the necessary formalized processes to effectively implement review controls within its internal control over financial reporting. If we fail to remediate the material weaknesses or experience additional material weaknesses in the future or fail to otherwise maintain effective financial reporting systems and processes, we may be unable to accurately and timely report our financial results or comply with the requirements of being a public company, which could cause investors to lose confidence in our financial information and the price of our common shares could decline. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses. Moreover, we cannot be certain that we will not in the future have additional material weaknesses in our internal control over financial reporting, or that we will successfully remediate any that we find. See “Internal Control over Financial Reporting” below for additional information.

The material weaknesses did not result in a material misstatement of Braiin’s consolidated financial statements.

We will be required pursuant to Section 404 of the Sarbanes-Oxley Act, as amended, or Section 404, to maintain internal control over financial reporting and to assess and report on the effectiveness of those controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Although we prepare our financial statements in accordance with the International Financial Reporting Standards, our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our internal control over financial reporting or disclosure controls and procedures, we may be obligated to report control deficiencies, in which case we could become subject to regulatory sanction or investigation. Further, such an outcome could damage investor confidence in the accuracy and reliability of our financial statements, which may adversely affect the value of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations.

Braiin’s unaudited financial statements as of December 31, 2024 as well as the audited financial statements as of June 30, 2024 and June 30, 2023 contain statements expressing substantial doubt about Braiin’s ability to continue as a going concern due to Braiin’s history of recurring losses and net capital deficiency. Braiin’s ability to continue as a going concern requires that it obtains sufficient funding to finance its operations.

Braiin has incurred operating losses to date, and it is possible it may never generate a profit. Braiin’s consolidated financial statements included elsewhere in this registration statement have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of these uncertainties related to Braiin’s ability to operate on a going concern basis.

Braiin has concluded that its recurring losses from operations and need for additional financing to fund future operations raise substantial doubt about Braiin’s ability to continue as a going concern. Similarly, Braiin’s independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the period as of June 30, 2024 and June 30, 2023 expressing substantial doubt about Braiin’s ability to continue as a going concern. Braiin believes that potential financing in connection with the Direct Listing, coupled with successful completion of the Direct Listing, will eliminate this doubt and enable Braiin to continue as a going concern; however, Braiin may need to obtain alternative financing or significantly modify its operational plans for it to continue as a going concern.

Braiin’s future growth depends significantly on its marketing efforts, and if its marketing efforts are not successful, its business and results of operations will be harmed.

Braiin has dedicated some, and intends to significantly increase, resources to marketing efforts. Braiin’s ability to attract and retain customers depends in large part on the success of these marketing efforts and the success of the marketing channels it uses to promote its products and services. Braiin’s marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, search engine marketing, and offline partnerships.

While Braiin’s goal remains to increase the strength, recognition and trust in its brand by increasing its customer base and expanding its products and services, if any of its current marketing channels becomes less effective, if Braiin is unable to continue to use any of these channels, if the cost of using these channels was to significantly increase or if Braiin is not successful in generating new channels, it may not be able to attract new customers in a cost-effective manner or increase the use of its products and services. If Braiin is unable to recover its marketing costs through increases in the size, value or other product selection and utilization, it could have a material adverse effect on its business, financial condition, results of operations, cash flows and future prospects.

Adverse economic conditions may adversely affect Braiin’s business.

Braiin’s performance is subject to general economic conditions, and their impact on the industries in which Braiin operates, as well as its customers. Australia, the United States and other key European and other international economies have experienced cyclical downturns from time to time in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies, and overall uncertainty with respect to the economy. The impact of general economic conditions on Braiin’s business is highly uncertain and dependent on a variety of factors, including market activity, global economic trends, and other events beyond Braiin’s control. Geopolitical developments, such as trade wars and foreign exchange limitations can also increase the severity and levels of unpredictability globally and increase the volatility of global financial markets. To the extent that conditions in the general economic markets materially deteriorate, Braiin’s ability to attract and retain customers may suffer.

Braiin may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war or terrorism, that could disrupt its business operations, and its business continuity and disaster recovery plans may not adequately protect Braiin from a serious disaster.

Natural disasters or other catastrophic events may also cause damage or disruption to Braiin’s operations, international commerce, and the global economy, and could have an adverse effect on its business, operating results, and financial condition. Braiin’s business operations are subject to interruption by natural disasters, fire, power shortages, and other events beyond its control.

In addition, Braiin’s global operations expose it to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause its operating results to suffer. For example, the events like the COVID-19 pandemic and/or the precautionary measures that Braiin has adopted in the past or may adopt in the future have resulted, and could result in the future, in difficulties or changes to Braiin’s customer support, or create operational or other challenges, any of which could adversely impact its business and operating results.

Further, war, acts of terrorism, labor activism and other geopolitical unrest could cause disruptions in Braiin’s business or the businesses of its partners or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, Braiin may be unable to continue its operations and may endure system interruptions, reputational harm, delays in development of its products and services, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on its future operating results.

Escalating global tensions, including the conflict between Russia and Ukraine, could negatively impact Braiin.

The ongoing conflict between Russia and Ukraine has led to disruption, instability and volatility in global markets and industries that could negatively impact Braiin’s operations. The Australian government and other governments in jurisdictions in which Braiin operates have imposed severe sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and they could adversely affect Braiin’s business, partners or customers.

Significant political, trade, regulatory developments, and other circumstances beyond our control, could have a material adverse effect on our financial condition or results of operations.

Significant political, trade, or regulatory developments, including tariffs, such as those stemming from the change in U.S. federal administration, are difficult to predict and may have a material adverse effect on us. Similarly, changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including, but not limited to, U.S. and China trade policies, could have a material adverse effect on our financial condition or results of operations.

Customers may rescind or back out of non-binding agreements due to various reasons which could adversely affect our revenue streams, project timelines, and overall financial performance.

We have entered into, and may continue to enter into non-binding agreements, such as memoranda of understandings, a letter of interest with customers for the purchase of services or to collaborate on projects. These memorandums of understanding and letters of interest are non-binding and the underlying contracts may not come to fruition as a result of among other things, changes in business priorities, financial constraints, regulatory changes, force majeure events, failure to obtain necessary approvals, or failure to meet contractual obligations by either party. The termination of these agreements could adversely affect our business. Additionally, loss of planned customers or projects may negatively impact our reputation and future business prospects.

Acquisitions, joint ventures or other strategic transactions create certain risks and may adversely affect Braiin’s business, financial condition or results of operations.

Acquisitions, partnerships and joint ventures are part of Braiin’s growth strategy. Braiin evaluates and expects in the future to evaluate potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. Braiin may not be successful in identifying acquisition, partnership and joint venture targets. In addition, Braiin may not be able to successfully finance or integrate any businesses, services or technologies that it acquires or with which it forms a partnership or joint venture.

Braiin may not be able to identify suitable acquisition candidates or complete acquisitions in the future, which could adversely affect its future growth; or businesses that it acquires may not perform as well as expected or may be more difficult or expensive to integrate and manage than expected, which could adversely affect Braiin’s business and results of operations. In addition, the process of integrating these acquisitions may disrupt Braiin’s business and divert its resources.

In addition, acquisitions outside Braiin’s current operating jurisdictions often involve additional or increased risks including, for example:

•        Managing geographically separated organizations, systems and facilities;

•        integrating personnel with diverse business backgrounds and organizational cultures;

•        complying with foreign regulatory requirements;

•        fluctuations in exchange rates;

•        enforcement and protection of intellectual property in some foreign countries;

•        difficulty entering new foreign markets due to, among other things, customer acceptance and business knowledge of these new markets; and

•        general economic and political conditions.

These risks may arise for a number of reasons: Braiin may not be able to find suitable businesses to acquire at affordable valuations or on other acceptable terms; Braiin may face competition for acquisitions from other potential acquirers; Braiin may need to borrow money or sell equity or debt securities to the public to finance acquisitions and the terms of these financings may be adverse to Braiin; changes in accounting, tax, securities or other regulations could increase the difficulty or cost for Braiin to complete acquisitions; Braiin may incur unforeseen obligations or liabilities in connection with acquisitions; Braiin may need to devote unanticipated financial and management resources to an acquired business; Braiin may not realize expected operating efficiencies or product integration benefits from an acquisition; Braiin could enter markets where it has minimal prior experience; and it may experience decreases in earnings as a result of non-cash impairment charges.

Braiin cannot ensure that any acquisition, partnership or joint venture it makes will not have a material adverse effect on its business, financial condition and results of operations.

We may not be able to realize the potential benefits of business investments or acquisitions, and we may not be able to successfully integrate acquisition targets, which could hurt our ability to grow our business, develop new products or sell our products.

We have acquired and invested and may continue to do so in businesses that offer products, services and technologies that we believe will help expand or enhance our existing strategic objectives. Acquisitions or investments involve significant challenges and risks and could impair our ability to grow our business, develop new products or services or sell our products or services and ultimately could have a negative impact on our financial results. If we pursue a particular transaction, we may limit our ability to enter into other transactions that could help us achieve our other strategic objectives. If we are unable to timely complete acquisitions, including due to delays and challenges in obtaining regulatory approvals, we may be unable to pursue other transactions, we may not be able to retain critical talent from the target company, technology may evolve and make the acquisition less attractive, and other changes can take place which could reduce the anticipated benefits of the transaction and negatively impact our business.

Additional risks related to acquisitions or strategic investments include, but are not limited to:

•        difficulty in integrating the technology, systems, products, policies, processes, or operations and integrating and retaining the employees, including key personnel, of the acquired business;

•        diversion of capital and other resources, including management’s attention;

•        assumption of liabilities and incurring amortization expenses, impairment charges to goodwill or write-downs of acquired assets;

•        integrating accounting, forecasting and controls, procedures and reporting cycles;

•        coordinating and integrating operations, particularly in countries in which we do not currently operate;

•        difficulty in realizing a satisfactory return and uncertainties to realize the benefits of an acquisition or strategic investment, if at all;

•        difficulty or inability in obtaining governmental, regulatory approval or restrictions or other consents and approvals or financing;

•        stock price impact, fines, fees or reputation harm if we are unable to obtain regulatory approval for an acquisition or are otherwise unable to close an acquisition;

•        legal proceedings initiated as a result of an acquisition or investment;

•        potential issuances of debt to finance our acquisitions, resulting in increased debt, increased interest expense, and compliance with debt covenants or other restrictions;

•        the potential for our acquisitions to result in dilutive issuances of our equity securities;

•        the potential variability of the amount and form of any performance-based consideration;

•        negative changes in general economic conditions in the regions or the industries in which we or our target operate;

•        exposure to additional cybersecurity risks and vulnerabilities;

•        potential failure of our due diligence processes to identify significant issues with the assets or company in which we are investing or are acquiring; and

•        impairment of relationships with, or loss of our or our target’s employees, vendors and customers.

For example, when integrating acquisition target systems into our own, we may experience challenges including lengthy and costly systems integration, delays in purchasing and shipping products, difficulties with system integration via electronic data interchange and other processes with our key suppliers and customers, and training and change management needs of integration personnel. These challenges may impact our results of operations.

Risk Related to the Agricultural Industry

The overall agricultural industry is susceptible to commodity and raw material price changes.

Prices for agricultural commodities and their byproducts are often volatile and sensitive to local and international changes in supply and demand caused by a variety of factors, including general economic conditions, farmer planting and selling decisions, government agriculture programs and policies, global and local inventory levels, demand for biofuels, weather and crop conditions, food safety concerns, government regulations, and demand for and supply of, competing commodities and substitutes. As a result, Braiin may not be able to anticipate or react to changing costs by adjusting its practices, which could cause its operating results to deteriorate. Braiin may engage in hedging or other financial transactions to mitigate these risks. If these efforts are not successful, it could materially affect Braiin’ business, operating results and prospects and cause the value of its securities to decline.

The agricultural industry is highly seasonal, which may cause Braiin’s sales and operating results to fluctuate significantly.

The sale of agricultural products is dependent upon growing and harvesting seasons, which vary from year to year and across geographies as a result of weather-related shifts in planting schedules and purchase patterns of farmers. Seasonality in the agricultural industry is expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability for Braiin’s business and may be further impacted by climate change.

Seasonality also relates to the limited windows of opportunity that farmers have to complete required tasks at each stage of crop cultivation. Weather and environmental conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, excessively hot or cold weather, drought or fire, affect decisions by farmers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Should adverse conditions occur during key growing and harvesting seasons, such conditions could substantially impact demand for agricultural inputs. Any delayed or cancelled orders as a result of such conditions would negatively affect the quarter in which they occur and cause fluctuations in Braiin’s operating results.

Any decline in agricultural production could have a material adverse effect on the market for our services and on our results of operations and financial position.

Conditions in the agricultural industry will significantly impact demand for our products. The agricultural industry has contracted in recent periods, and can be affected by a number of factors, including weather patterns and field conditions, current and projected agricultural inventories and prices, domestic and international demand for agricultural products and governmental policies regarding trade in agricultural products. Governmental policies, including farm subsidies and commodity support programs, as well as increases in costs of agricultural production and the prices at which agricultural goods may be sold, may also directly or indirectly influence the demand for our services.

We may have product liability claims if our agricultural products damage individuals or property and may need to recall items which do or could cause such damage.

If our products or services are used for an application they are not intended for, become adulterated or mislabeled we may need to recall such products. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. We could also suffer losses from a significant product liability judgment against us. A significant product recall or product liability case could also result in adverse publicity, damage to our reputation, and a loss of confidence in our products, which could have an adverse effect on our business, results of operations and financial condition and the value of our brands.

Compliance with, or violation of, environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, could result in significant costs that adversely impact our reputation, businesses, financial position, results of operations and cash flows.

International, federal, state, territorial, provincial and local laws and regulations relating to environmental, health and safety matters affect us in several ways in light of the ingredients that are used in our services. The failure by one of our partners to obtain or the cancellation of any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our businesses, the severity of which would depend on the products involved, whether other products could be substituted and whether our competitors were similarly affected.

In addition, the end user application or use of certain pesticide products is regulated by various international, federal, state, provincial and local environmental and public health agencies. Although we strive to educate the end user with such laws and regulations, we may be unable to prevent violations of these or other laws and regulations from occurring. Even if we are able to comply with all applicable laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products we distribute, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The costs of compliance, noncompliance, investigation, remediation, combating reputational harm or defending civil or criminal proceedings, products liability, personal injury or other lawsuits could have a material adverse impact on our reputation, businesses, financial position, results of operations and cash flows.

Risks Related to the Customer Experience as a Service (CXaaS) Sector

A substantial part of our business depends on clients continuing their use of our services. Any decline in our client retention would harm our future operating results.

Revenue from CXaaS is often linked to client usage volumes, such as call traffic or number of active agents. Economic downturns, client restructuring, or shifts in service models may reduce usage and in turn lower revenue. High client switching and pilot-based procurement models also create volatility and may delay meaningful scale.

Recruiting and retaining talent in the highly specialized fields of AI and robotics is a challenge we face. The departure of key personnel could disrupt our operations and slow our pace of innovation.

Delivering advanced CX solutions requires ongoing access to skilled professionals in AI, cloud infrastructure, and human-centered design. Talent shortages or retention issues in these critical areas may delay product roadmaps, affect service quality, and slow down implementation for enterprise clients.

The highly competitive market for our services may continue and create adverse price pressures.

The CXaaS space is intensely competitive, with a growing number of global and regional providers offering overlapping functionalities. Many competitors offer aggressive pricing, bundling, or free trials that may pressure Braiin to discount or increase customer acquisition costs. Failure to differentiate on value, functionality, or outcomes may limit our ability to expand market share.

Risks Related to the Property Technology Sector

The insurance and energy industries are subject to complex laws and regulations, and new laws or regulations and/or changes to existing laws or regulations could impact our clients and, in turn, materially and adversely impact our business or may reduce our profitability.

The PropTech platform operates across highly regulated verticals, including energy retail and home insurance, in multiple jurisdictions such as Australia, the United Kingdom, and the United States. Each region has distinct regulatory frameworks regarding pricing transparency, switching protocols, and customer data handling. Non-compliance or sudden regulatory changes may result in penalties, loss of market access, or increased operational complexity and costs.

A decline in general economic conditions or a disruption of financial markets may affect property markets or the discretionary income of consumers, which in turn could adversely affect our profitability.

Our revenue model relies on reaching consumers at key moments — typically during property transactions such as leasing or moving. A downturn in the real estate market or changes in consumer behavior could reduce the volume of high-intent leads entering the platform. Economic conditions, interest rates, or housing policy shifts may adversely impact transaction flow and reduce referral-based income.

If we fail to maintain our relationships with our partners, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

A significant portion of PropTech revenues is derived from commissions and referral fees paid by service providers. Changes to commercial terms, partner insolvency, or shifts in pricing models (e.g., regulatory caps on commissions) could materially impact profitability. The company’s reliance on a relatively small number of high-volume partners may further amplify this risk.

Defects or performance problems in our products could result in loss of customers, reputational damage, and decreased revenue, and we may face warranty, indemnity, and product liability claims arising from defective products.

While the platform aims to simplify service setup and management, any errors in recommendation algorithms (e.g., mismatched utility plans or insurance products) could result in negative customer outcomes. Dissatisfaction could lead to refund claims, reputational harm, or regulatory complaints, particularly in jurisdictions with strong consumer protections.

Risks Related to Technology

Our results of operations and ability to grow could be materially negatively affected if we cannot successfully keep pace with technological changes in the development and implementation of our services and solutions.

The markets in which we operate are subject to continuous innovation and rapid evolution. If we are unable to develop and release enhancements to our aerial robotics systems, CXaaS platforms, or PropTech infrastructure in a timely and cost-effective manner, our competitive position and financial performance could be materially impacted. Competitors may introduce technologies that outperform or replace our offerings in fields such as predictive analytics, natural language processing, optical recognition, or energy management. Delays in innovation cycles or failure to meet customer expectations could result in revenue shortfalls, lost market share, or higher churn.

We incorporate AI technologies into some of our products and services, which may present operational and reputational risks.

Our platforms rely heavily on proprietary artificial intelligence and machine learning models. Developing and maintaining performant AI systems — whether for crop spraying optimization, speech analytics in contact centers, or household utility management — requires access to high-quality training data, compute resources, and specialist talent. Inaccurate model outputs, ethical concerns such as algorithmic bias, or regulatory restrictions on AI use could hinder adoption and diminish customer trust in our systems.

We rely on third parties to integrate with our offerings and as a result, our business also depends on the measures that such third parties take to ensure the continuity of their services.

Our CXaaS and PropTech platforms rely on a complex ecosystem of third-party integrations, including cloud service providers, payment processors, customer relationship management vendors, IoT devices, and national utility APIs. Failures in any part of this interconnected system — including API deprecations, cybersecurity breaches, or latency issues — may cause disruption to our end-user experience, erode partner confidence, and impact recurring revenues. Similarly, our aerial robotics systems depend on sensor components, edge processors, and embedded firmware that must evolve in parallel to stay competitive.

Our products may become obsolete and decreased availability or increased costs of key logistics and supply chain inputs, including third-party supplies of equipment and materials could impact our ability to keep pace with current innovations.

Designing and maintaining our autonomous aerial robots for the agricultural sector is both capital-intensive and technically demanding. Changes in sensor availability, battery technology, or regulatory certification requirements could render existing units obsolete. Moreover, adding new payloads or sensors may reduce drone endurance or performance, which could affect commercial viability. We may face delays in manufacturing or supply chain disruptions that limit our ability to scale.

Rapid advancements in robotics and AI technology can potentially outpace our current offerings.    Failure to manage our resources effectively and continue to innovate could negatively affect our competitive edge.

Developing cutting-edge solutions across three sectors — agriculture, customer experience, and property technology — requires substantial investment in engineering, design, support, and compliance. Balancing innovation pipelines across diverse verticals may strain internal resources and increase customer support costs. These factors may compress margins and extend time-to-market for key enhancements, particularly if we cannot achieve efficient cross-platform reuse or economies of scale.

Our business is dependent on consumer awareness and market acceptance of our products. We may not be able to anticipate and react to trends within the industries we target in a timely manner or accurately assess the impact that such trends may have on consumer preferences.

There is no assurance that our future technologies — whether in UAV automation, speech intelligence, or AI-driven utility switching — will gain market acceptance. Customers may prefer more established or lower-cost alternatives, especially during economic downturns. Even successful technology launches may cannibalize revenue from existing services or require changes in pricing strategy, which could result in temporary or permanent revenue dilution.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.

The platform processes large volumes of sensitive customer and employee data. Non-compliance with global data privacy regulations — including the GDPR, the CCPA, and other jurisdiction-specific frameworks — could result in substantial fines, lawsuits, and reputational damage. A cybersecurity breach or misuse of AI-generated recommendations could further erode customer trust and lead to legal liabilities.

Braiin faces both external and internal cybersecurity threats.

Braiin faces external threats from sophisticated cybercriminals, state-sponsored actors, and hacktivists attempting to gain unauthorized access, disrupt operations, or steal sensitive data. Braiin also faces insider threats, whether intentional or unintentional, that pose a substantial risk. These could stem from disgruntled employees, inadequate access controls, or negligent behaviors.

In the future, we may use “open source” software components in our solutions as well as other licensed software, which may require that we release the source code of certain software subject to open source licenses or subject us to possible litigation or other actions that could adversely affect our business.

In the future, we may utilize software that is licensed under so-called “open source,” “free” or other similar licenses, or that contain components that are licensed in such manner. Any use of open source software may entail different or greater risks than use of third-party commercial software. Open source licensors sometimes do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, and open source software is sometimes made available to the general public on an “as-is” basis under the terms of a non-negotiable license. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. We do not believe we have combined any of our proprietary software with open source software in such a manner, but if that were to occur this would allow our competitors to create similar offerings with lower development effort and time.

In the future, we may also face claims alleging noncompliance with open source license terms or other license terms, or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. Few courts have interpreted open source licenses and these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to use our proprietary software. We cannot guarantee that we will incorporate open source or other software in our software in a manner that will not subject us to liability or require us to release the source code of our proprietary software to the public.

Braiin’s vulnerability assessment focuses and mitigation strategies may not be effective.

Braiin is undertaking a vulnerability assessment focusing on three main areas:

•        Network Security:    Vulnerabilities within the network infrastructure, including outdated software, unpatched systems, or misconfigured devices, create entry points for potential breaches;

•        Data Security:    Storage, transmission, and handling of sensitive data may be vulnerable to breaches if encryption protocols, data classification, and access controls are not robustly implemented; and

•        Third-party Risks:    Dependencies on third-party vendors or partners may introduce vulnerabilities if their security standards do not align with Braiin’s.

Braiin is also developing the following mitigation strategies the minimise the cyber risk to Braiin:

•        Cybersecurity Framework:    Implementing a robust cybersecurity framework (to identify, protect, detect, respond to, and recover from cyber threats;

•        Regular Assessments and Audits:    Conducting frequent security assessments, penetration testing, and audits to identify and remediate vulnerabilities;

•        Employee Training and Awareness:    Continuous training programs to educate employees about cybersecurity best practices and the importance of adhering to security protocols;

•        Incident Response Plan:    Developing and regularly testing an incident response plan to ensure a swift and coordinated response to cyber incidents;

•        Cyberattacks and security breaches of Braiin’s systems, or those impacting its customers or third parties, could adversely impact its brand and reputation and its business, operating results and financial condition;

•        Because of the unique difficulties and uncertainties inherent in technology development, Braiin faces a risk of business failure; and

•        Successful technical development of Braiin’s products does not guarantee successful commercialization.

There can be no guarantee that Braiin’s assessments and minimization strategies will be effective at identifying and protecting Braiin from cybersecurity attacks.

Cyberattacks and security breaches of Braiin’s systems, or those impacting its customers or third parties, could adversely impact its brand and reputation and its business, operating results and financial condition.

Braiin’s business involves the collection, storage, processing and transmission of confidential information, customer, employee, service provider and other personal data, as well as information required to access customer assets. Any actual or perceived security breach of Braiin or its third-party partners may:

•        harm its reputation and brand;

•        result in its systems or services being unavailable and interrupt its operations;

•        result in improper disclosure of data and violations of applicable privacy and other laws;

•        result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory and financial exposure;

•        cause Braiin to incur significant remediation costs;

•        lead to theft of irretrievable loss of its or its customers’ assets;

•        reduce customer confidence in, or decreased use of, its products and services;

•        divert the attention of management from the operation of its business;

•        result in significant compensation or contractual penalties from Braiin to its customers or third parties as a result of losses to them or claims by them; and

•        adversely affect its business and operations results.

Further, any actual or perceived breach or cybersecurity attack directed at other similar institutions, whether or not Braiin is directly impacted, could lead to a general loss of customer confidence in the use of its technology, which could negatively impact Braiin including the market perception of the effectiveness of its security measures and technology infrastructure.

An increasing number of organizations, including large businesses, technology companies and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure. Attacks upon systems across a variety of industries are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on Braiin’s systems or those of its third-party service providers or partners. Certain types of cyberattacks could harm Braiin even if its systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of Braiin’s systems to a hacker, while others may aim to introduce computer viruses or malware into Braiin’s systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and Braiin may not be able to implement adequate preventative measures.

Although Braiin does not have a past history of material security breaches or cyberattacks, and does not believe it is a target of such breaches or attacks, Braiin has developed systems and processes designed to protect the data it manages, prevent data loss and other security breaches, effectively respond to known and potential risks. Braiin expects to continue to expend significant resources to bolster these protections, but there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, Braiin’s costs and the resources it devotes to protecting against these advanced threats and their consequences may increase over time.

Although Braiin maintain insurance coverage that it believes is adequate for its business, it may be insufficient to protect Braiin against all losses and costs stemming from security breaches, cyberattacks, and other types of unlawful activity, or any resulting disruptions from such events. Outages and disruptions of Braiin’s systems, including any caused by cyberattacks, may harm our reputation and Braiin’s business, operating results, and financial condition.

Braiin have developed the Braiin Security Management Plan to address the issues of cyber risk to the Company. The Security Management Plan for Braiin provides a robust framework for safeguarding information assets and responding effectively to cyber threats. Through preventive measures, enhanced detection capabilities, and a well-defined incident response plan, Braiin aims to ensure the ongoing integrity and security of its operations.

•        Braiin addresses the risks of security breaches, cyberattacks, and other types of unlawful activity by:

•        Engaging with a team of security experts who are constantly working to identify and mitigate threats.

•        Using a variety of security measures, such as firewalls, intrusion detection systems, and data encryption.

•        Has a business continuity plan in place to ensure that the company can continue to operate in the event of a security breach.

•        Regularly training its employees on cybersecurity best practices.

Because of the unique difficulties and uncertainties inherent in technology development, Braiin faces a risk of business failure.

Potential investors should be aware of the difficulties normally encountered by companies developing new technology and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the development of new technology with limited personnel and financial means. These potential problems include, but are not limited to, unanticipated technical problems that extend the time and cost of product development, or unanticipated problems with the operation of Braiin’s technology or that with which Braiin is licensing that also extend the time and cost of product development.

Successful technical development of Braiin’s products does not guarantee successful commercialization.

Braiin may successfully complete the technical development for one or all of its product development programs, but still fail to develop a commercially successful product for a number of reasons, including among others the following:

•        Competing products;

•        Ineffective distribution and marketing;

•        Lack of sufficient cooperation from its partners; and

•        Demonstrations of the products not aligning with or meeting customer needs.

Braiin’s success in the market for the products it develops will depend largely on its ability to prove its products’ capabilities. Upon demonstration, Braiin’s products and/or technology may not have the capabilities they were designed to have or that Braiin believed they would have. Furthermore, even if Braiin does successfully demonstrate its products’ capabilities, potential customers may be more comfortable doing business with a larger, more established, more proven company than Braiin. Moreover, competing products may prevent Braiin from gaining wide market acceptance of its products. Significant revenue from new product investments may not be achieved for a number of years, if at all.

Risks Related to Intellectual Property

Braiin’s intellectual property rights are valuable, and any inability to protect them could adversely impact Braiin’s business, operating results, and financial condition.

Braiin’s business depends in large part on its proprietary technology and its brand. Braiin relies on, and expects to continue to rely on, a combination of trademark, trade dress, domain name, copyright, and trade secret and laws, as well as confidentiality and license agreements with its employees, contractors, consultants, and third parties with whom it has relationships, to establish and protect its brand and other intellectual property rights.

Braiin’s efforts to protect its intellectual property rights may not be sufficient or effective. Braiin’s proprietary technology and trade secrets could be lost through misappropriation or breach of its confidentiality and license agreements, and any of its intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that Braiin’s intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar to ours and that compete with its business.

As Braiin grows, it will seek to obtain and protect its intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. For example, the U.S. Patent and Trademark Office and various foreign governmental intellectual property agencies require compliance with a number of procedural requirements to complete the trademark application process and to maintain issued trademarks, and noncompliance or non-payment could result in abandonment or lapse of a trademark or trademark application, resulting in partial or complete loss of trademark rights in a relevant jurisdiction. Further, intellectual property protection may not be available to us in every country in which Braiin’s products and services are available. Braiin may also agree to license its intellectual property to third parties as part of various agreements. Those licenses may diminish Braiin’s ability, though, to counter-assert its intellectual property rights against certain parties that may bring claims against it.

In the future Braiin may be sued by third parties for alleged infringement of their proprietary rights.

In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Braiin’s use of third-party intellectual property rights also may be subject to claims of infringement or misappropriation.

Braiin cannot guarantee that its internally developed or acquired/licensed technologies and content do not or will not infringe the intellectual property rights of others. From time to time, Braiin’s competitors or other third parties may claim that it is infringing upon or misappropriating their intellectual property rights, and Braiin may be found to be infringing upon such rights. Any claims or litigation could cause Braiin to incur significant expenses and, if successfully asserted against Braiin, could require that Braiin pay substantial damages or ongoing royalty payments, prevent Braiin from offering its products or services or using certain technologies, force Braiin to implement expensive work-arounds, or impose other unfavorable terms. Braiin’s exposure to damages resulting from infringement claims could increase and this could further exhaust its financial and management resources. Further, during the course of any litigation, Braiin may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of Braiin’s Ordinary Shares may decline. Even if intellectual property claims do not result in litigation or are resolved in Braiin’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of its management and require significant expenditures. Any of the foregoing could prevent Braiin from competing effectively and could have an adverse effect on its business, operating results, and financial condition.

If Braiin fails to protect its intellectual property rights, it could lose its ability to compete in the marketplace.

Braiin’s intellectual property and proprietary rights are important to its ability to remain competitive and for the success of its products and its business. Braiin relies on, and in the future may rely on, a combination of patent, trademark and trade secret laws as well as confidentiality agreements and procedures, non-compete agreements and other contractual provisions to protect its intellectual property, other proprietary rights and its brand. Braiin has confidentiality agreements in place with its consultants, customers and certain business suppliers and plans to require future employees to enter into confidentiality and non-compete agreements. Braiin has little protection when its must rely on trade secrets and nondisclosure agreements. Braiin’s intellectual property rights may be challenged, invalidated or circumvented by third parties. Braiin may not be able to prevent the unauthorized disclosure or use of its technical knowledge or other trade secrets by employees or competitors. Furthermore, Braiin’s competitors may independently develop technologies and products that are substantially equivalent or superior to its technologies and/or products, which could result in decreased revenues. Moreover, the laws of foreign countries may not protect Braiin’s intellectual property rights to the same extent as the laws of the U.S. Litigation may be necessary to enforce Braiin’s intellectual property rights which could result in substantial costs to it and substantial diversion of management attention.

If Braiin does not adequately protect its intellectual property, its competitors could use it to enhance their products. Braiin’s inability to adequately protect its intellectual property rights could adversely affect its business and financial condition, and the value of its brand and other intangible assets.

Other companies may claim that Braiin infringes their intellectual property, which could materially increase our costs and harm Braiin’s ability to generate future revenue and profit.

Braiin does not believe that it infringes the proprietary rights of any third party, but claims of infringement are becoming increasingly common and third parties may assert infringement claims against Braiin. It may be difficult or impossible to identify, prior to receipt of notice from a third party, the trade secrets, patent position or other intellectual property rights of a third party, either in the United States or in foreign jurisdictions. Any such assertion may result in litigation or may require Braiin to obtain a license for the intellectual property rights of third parties. If Braiin is required to obtain licenses to use any third-party technology, Braiin would have to pay royalties, which may significantly reduce any profit on its products. In addition, any such litigation could be expensive and disruptive to Braiin’s ability to generate revenue or enter into new market opportunities. If any of Braiin’s products were found to infringe other parties’ proprietary rights and Braiin was unable to come to terms regarding a license with such parties, Braiin may be forced to modify its products to make them non-infringing or to cease production of such products altogether.

The nature of Braiin’s business involves significant risks and uncertainties that may not be covered by insurance or indemnity.

Braiin develops and sells products where insurance or indemnification may not be available, including:

•        Designing and developing products using advanced technologies in intelligence and homeland security applications that are intended to operate in high demand, high risk situations; and

•        Designing and developing products to collect, distribute and analyze various types of information.

Certain products may raise questions with respect to issues of privacy rights, civil liberties, intellectual property, trespass, conversion and similar concepts, which may raise new legal issues. Indemnification to cover potential claims or liabilities resulting from a failure of technologies developed or deployed may be available in certain circumstances but not in others. Braiin is not able to maintain insurance to protect against all operational risks and uncertainties. Substantial claims resulting from an accident, failure of its product, or liability arising from its products in excess of any indemnity or insurance coverage (or for which indemnity or insurance is not available or was not obtained) could harm Braiin’s financial condition, cash flows, and operating results. Any accident, even if fully covered or insured, could negatively affect Braiin’s reputation among our customers and the public, and make it more difficult for Braiin to compete effectively.

Risks Related to Legal, Compliance and Regulations

Braiin is subject to governmental export and import controls that could impair its ability to compete in international markets due to licensing requirements and subject Braiin to liability if it is not in compliance with applicable laws.

Exports of Braiin’s technologies must be made in compliance with laws in regulations in the jurisdictions in which it operates. If Braiin fails to comply with these laws and regulations, Braiin and certain of its employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on Braiin and the responsible employees or managers; and, in extreme cases, the incarceration of the responsible employees or managers.

In addition, changes in Braiin’s technologies or changes in applicable export or import laws and regulations may create delays in the introduction and sale of products containing Braiin’s technologies in international markets, prevent Braiin’ customers from deploying their products or, in some cases, prevent the export or import of Braiin’ technologies to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of Braiin’ technologies, or in its decreased ability to export or sell its products to existing or potential customers. Any decreased use of Braiin’ technologies or limitation on Braiin’ ability to export or sell such technologies would likely adversely affect its business, financial condition and results of operations.

Braiin is subject to anti-corruption and anti-money laundering laws with respect to both its domestic and international operations, and non-compliance with such laws can subject Braiin to criminal and civil liability and harm its business.

Braiin is subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other anti-bribery and anti-money laundering laws in countries in which it conducts activities. Anti-corruption laws are interpreted broadly and prohibit Braiin from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. Braiin may have direct and indirect interactions with government agencies and state affiliated entities and universities in the course of its business. Braiin may also have certain matters come before public international organizations such as the United Nations. Braiin uses third-party contractors, strategic commercial partners, law firms, and other representatives for certain aspects of regulatory compliance, patent registration, lobbying, deregulation advocacy, field testing, and other purposes in a variety of countries. Braiin can be held liable for the corrupt or other illegal activities of these third-parties, Braiin’s employees, representatives, contractors and agents, even if Braiin does not explicitly authorize such activities. In addition, although Braiin has implemented policies and procedures to ensure compliance with anti-corruption and related laws, there can be no assurance that all of its employees, representatives, contractors, partners, or agents will comply with these laws at all times. Noncompliance with these laws could subject Braiin to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if Braiin does not prevail in any possible civil or criminal litigation, its business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm Braiin’ business, results of operations and financial condition.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede establishment of our business and our growth. These regulations and laws could cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of UAVs. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Risks Related to Australia

As a foreign private issuer, Braiin will be exempt from a number of rules under the Exchange Act, Braiin will be permitted to file less information with the SEC than domestic companies and permitted to follow home country practice in lieu of the listing requirements of the Primary Exchange, subject to certain exceptions. Accordingly, there may be less publicly available information concerning Braiin than there is for issuers that are not foreign private issuers.

As a foreign private issuer, Braiin will be exempt from certain rules under the Exchange Act, including certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act, Braiin’s Board, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act, and Braiin is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers. Foreign private issuers are also not required to comply with Regulation Fair Disclosure (“Regulation FD”), which restricts the selective disclosure of material non-public information. Accordingly, there may be less publicly available information concerning Braiin than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

In addition, certain information may be provided by Braiin in accordance with Australian law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, under the Primary Exchange rules Braiin is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the Primary Exchange permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the Primary Exchange, including, for example, certain internal controls as well as board, committee and director independence requirements. If Braiin determines to follow Australian corporate governance practices in lieu of the Primary Exchange corporate governance standards, Braiin will disclose each the Primary Exchange rule that Braiin does not intend to follow and describe the Australian practice that we will follow in lieu thereof.

It may be difficult to enforce a judgment in the United States against Braiin and its officers and directors, assert U.S. securities laws claims in Australia or serve process on Braiin’s officers and directors.

Braiin is incorporated in Australia. The majority of Braiin’s directors and executive officers are and will be non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States. In Australia, civil liability of directors and officers is dealt with by both common law and by various statutes, including the Corporations Act and the Civil Liability Act 2003 (Qld).

Braiin may be affected by fluctuations in currency exchange rates.

Braiin is potentially exposed to adverse as well as beneficial movements in currency exchange rates. An increase in the value of the dollar could increase the real cost to Braiin’s customers of its products in those markets outside the U.S. where Braiin sells in dollars, and a weakened dollar could increase the cost of local operating expenses from sources outside the United States, and overseas capital expenditures. Braiin also conducts certain investing and financing activities in local currencies. Therefore, changes in exchange rates could harm Braiin’s financial condition and results of operations.

Risks Related to This Offering and Ownership of Our Ordinary Shares

The direct listing process differs from an initial public offering underwritten on a firm-commitment basis.

This is not an underwritten initial public offering of ordinary shares. This listing of our ordinary shares on the Primary Exchange differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

•        There are no underwriters engaged on a firm-commitment basis. Consequently, prior to the opening of trading on the Primary Exchange, there will be no traditional book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the Primary Exchange. Therefore, buy and sell orders submitted prior to and at the opening of trading of our ordinary shares on the Primary Exchange will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an initial public offering underwritten on a firm-commitment basis. Moreover, there will be no underwriters engaged on a firm-commitment underwritten basis assuming risk in connection with the initial resale of shares of our ordinary shares. In an initial public offering underwritten on a firm-commitment basis, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our ordinary shares during the period immediately following the listing. See also “— Our ordinary shares have no prior public market. An active trading market may not develop or continue to be liquid and the market price of our ordinary shares may be volatile.”

•        There is not a fixed number of ordinary shares available for sale. Therefore, there can be no assurance that any Registered Shareholders or other existing shareholders will sell any or all of their ordinary shares and there may initially be a lack of supply of, or demand for, our ordinary shares on the Primary Exchange. Alternatively, we may have a large number of Registered Shareholders or other existing shareholders who choose to sell their ordinary shares in the near term resulting in an oversupply of our ordinary shares, which could adversely impact the public price of our ordinary shares once listed on the Primary Exchange and thereafter.

•        None of our Registered Shareholders or other existing shareholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In a firm-commitment underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other shareholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our shareholders, including our directors and officers who own our ordinary shares and other significant shareholders, may sell any or all of their ordinary shares at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time following our listing, it may result in an oversupply of our ordinary shares in the market, which could adversely impact the public price of our ordinary shares.

•        We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading on the Primary Exchange. Instead, we intend to host an investor day, as well as engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and make one version of the presentation publicly available, without restriction, on a website. There can be no guarantees that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our ordinary shares or sufficient demand among investors immediately after our listing, which could result in a more volatile public price of our ordinary shares

Such differences from a firm-commitment underwritten initial public offering could result in a volatile trading price for our ordinary shares and uncertain trading volume, which may adversely affect your ability to sell any ordinary shares that you may purchase.

Our ordinary shares currently has no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our ordinary shares may be volatile.

We expect our ordinary shares to be listed and traded on the Primary Exchange. Prior to the listing on the Primary Exchange, there has not been a public market for any of our securities, and an active market for our ordinary shares may not develop or be sustained after the listing, which could depress the market price of shares of our ordinary shares and could affect the ability of our shareholders to sell our ordinary shares. In the absence of an active public trading market, investors may not be able to liquidate their investments in our ordinary shares. An inactive market may also impair our ability to raise capital by selling shares of our ordinary shares, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using shares of our ordinary shares as consideration.

In addition, we cannot predict the prices at which our ordinary shares may trade on the Primary Exchange following the listing of our ordinary shares, and the market price of our ordinary shares may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not a firm-commitment underwritten initial public offering, there will be no traditional book building process and no price at which traditional underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on the Primary Exchange. On the day that our ordinary shares are initially listed on the Primary Exchange, the Primary Exchange will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by the Primary Exchange on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under the Primary Exchange Rule 4120(c)(8), must notify the Primary Exchange that our shares are “ready to trade.” Once the Advisor has notified the Primary Exchange that our ordinary shares are ready to trade, the Primary Exchange will calculate the Current Reference Price for our ordinary shares, in accordance with the Primary Exchange rules. If the Advisor then approves proceeding at the Current Reference Price, the Primary Exchange will conduct a price validation test in accordance with the Primary Exchange Rule 4120(c)(8). As part of conducting such price validation test, the Primary Exchange may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will be executed at such price and regular trading of shares of our ordinary shares on the Primary Exchange will commence. The Advisor will determine when our ordinary shares are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate preopening buy and sell interest), the Advisor will request that the Primary Exchange delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. For more information, see “Plan of Distribution.”

Additionally, prior to the opening trade, there will not be a price at which underwriters initially sold ordinary shares to the public as there would be in a firm-commitment underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the Primary Exchange from various broker-dealers. Consequently, upon listing on the Primary Exchange, the public price of our ordinary shares may be more volatile than in a firm-commitment underwritten initial public offering and could decline significantly and rapidly.

Furthermore, because of our novel listing process on the Primary Exchange, the Primary Exchange’s rules for ensuring compliance with its initial listing standards, such as those requiring a valuation or other compelling evidence of value, are untested. In the absence of a prior active public trading market for our ordinary shares, if the price of our ordinary shares or our market capitalization falls below those required by the Primary Exchange’s eligibility standards, we may not be able to satisfy the ongoing listing criteria and may be required to delist.

In addition, because of our novel listing process and the potential consumer awareness and brand recognition of Virtuix, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our ordinary shares on the Primary Exchange and may participate more in our initial trading than is typical for a firm-commitment underwritten initial public offering. These factors could result in a public price of our ordinary shares that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our ordinary shares and an unsustainable trading price if the price of our ordinary shares significantly rises upon listing and institutional investors believe our ordinary shares is worth less than retail investors, in which case the price of our ordinary shares may decline over time. Further, if the public price of our ordinary shares is above the level that investors determine is reasonable for our ordinary shares, some investors may attempt to short our ordinary shares after trading begins, which would create additional downward pressure on the public price of our ordinary shares. To the extent that there is a lack of consumer awareness among retail investors, such a lack of consumer awareness could reduce the value of our ordinary shares and cause volatility in the trading price of our ordinary shares.

The public price of our ordinary shares following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

•        changes in the industries in which we operate;

•        variations in our operating performance and the performance of our competitors in general;

•        actual or anticipated fluctuations in our quarterly or annual operating results;

•        publication of research reports by securities analysts about us or our competitors or our industry;

•        the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•        our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•        additions and departures of key personnel;

•        changes in laws and regulations affecting our business;

•        commencement of, or involvement in, litigation involving us;

•        changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of our ordinary shares available for public sale; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

In addition, securities exchanges have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our ordinary shares shortly following the listing of our ordinary shares on the Primary Exchange as a result of the supply and demand forces described above. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

Future sales of ordinary shares by our Registered Shareholders and other existing shareholders could cause our share price to decline.

We currently expect our ordinary shares to be listed and traded on the Primary Exchange. Prior to listing on the Primary Exchange, there has been no public market for our ordinary shares and there has not been a sustained history of trading in our ordinary shares in “over-the-counter” markets. While our ordinary shares may be sold after our listing on the Primary Exchange by the Registered Shareholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 under the Securities Act, unlike a firm-commitment underwritten initial public offering, there can be no assurance that any Registered Shareholders or other existing shareholders will sell any of their ordinary shares and there may initially be a lack of supply of, or demand for, ordinary shares on the Primary Exchange. As described herein, certain shares of our ordinary shares outstanding as of the date hereof will be registered under this registration statement. There can be no assurance that the Registered Shareholders and other existing shareholders will not sell all of their ordinary shares, resulting in an oversupply of our ordinary shares on the Primary Exchange. In the case of a lack of supply of our ordinary shares, the trading price of our ordinary shares may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our ordinary shares if they are unable to purchase a block of our ordinary shares in the open market due to a potential unwillingness of our existing shareholders to sell a sufficient amount of ordinary shares at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our ordinary shares, the market for our ordinary shares may be more volatile without the influence of long-term institutional investors holding significant amounts of our ordinary shares. In the case of a lack of market demand for our ordinary shares, the trading price of our ordinary shares could decline significantly and rapidly after our listing. Therefore, an active, liquid and orderly trading market for our ordinary shares may not initially develop or be sustained, which could significantly depress the public price of our ordinary shares and/or result in significant volatility, which could affect your ability to sell your ordinary shares.

You may be diluted by future issuances of preferred stock or additional ordinary shares in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we adopted an amended and restated certificate of incorporation which will authorize us to issue ordinary shares and options, rights, warrants and appreciation rights relating to our ordinary shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion. We could issue a significant number of ordinary shares in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing shareholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our ordinary shares.

The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of shares of our ordinary shares, either by diluting the voting power of our ordinary shares if the preferred stock votes together with the ordinary shares as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote, even if the action were approved by the holders of our shares of our ordinary shares.

The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our ordinary shares by making an investment in the ordinary shares less attractive. For example, investors in the ordinary shares may not wish to purchase ordinary shares at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase ordinary shares at the lower conversion price, causing economic dilution to the holders of ordinary shares.

Because we have no current plans to pay cash dividends on our ordinary shares, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.

We currently intend to retain all available funds and any future earnings to fund the development, commercialization and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our ordinary shares in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay cash dividends on our ordinary shares may also be limited by the terms of any future debt securities or credit facility. As a result, capital appreciation, if any, of the ordinary shares you purchase in this offering will be your sole source of gain for the foreseeable future.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) having the option of delaying the adoption of certain new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting ordinary shares held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting ordinary shares held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

It is possible that some investors will find our ordinary shares less attractive as a result of the foregoing, which may result in a less active trading market for our ordinary shares and higher volatility in our stock price.

The public price of our ordinary shares, upon listing on the Primary Exchange, may have little or no relationship to the historical sales prices of our ordinary shares in private transactions.

Prior to listing on the Primary Exchange, there has been no public market for our ordinary shares. Our ordinary shares has a limited history of trading in private transactions. However, this information may have little or no relation to broader market demand for our ordinary shares and thus the initial public price of our ordinary shares on the Primary Exchange once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public prices and subsequent public prices of our ordinary shares on the Primary Exchange. For additional details about how the initial listing price on the Primary Exchange will be determined, see “Plan of Distribution.”

The uncertainty associated with the fact that few companies have undertaken direct listings to date may lead to increased volatility and pricing challenges for our ordinary shares.

Few companies have conducted direct listings, and the process by which shares of our ordinary shares will be listed on the Primary Exchange is a novel process. The absence of a traditional underwritten offering may result in a less orderly market for our ordinary shares, increased volatility in the trading price, and potential difficulties in achieving a stable market price. Unlike an initial public offering, there is no firm-commitment underwritten offering to help inform efficient and sufficient price discovery. Consequently, the public price of our ordinary shares may be more volatile than it would be if shares were initially listed in connection with a firm-commitment underwritten initial public offering. In addition, the trading volume and price of shares of our ordinary shares may be more volatile and subject to greater fluctuations due to the direct listing method.

The direct listing process differs from an initial public offering underwritten on a firm-commitment basis and the impact of awareness of our brand and investor recognition of our Company on the demand for our ordinary shares is unpredictable and our marketing and brand development efforts may not be successful.

We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our ordinary shares on the Primary Exchange. Instead, we may engage in certain investor presentations and educational meetings to enhance our brand awareness and investor recognition of our Company. In advance of any investor presentation or educational meeting, we will announce the date for such presentation or meeting through financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for any investor presentation or educational meeting that we hold, and will make the presentation publicly available, without restriction, on a website.

There can be no assurance that any investor presentations or other educational meetings that we hold will have the same impact on awareness of our brand and investor recognition of our Company as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our ordinary shares or sufficient demand among investors immediately following our listing, which could result in a more volatile public price of our ordinary shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business plan and strategy, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•        the implementation of our business model and our strategic plans for our business, product, services and technology;

•        our commercialization and marketing capabilities and strategy;

•        our competitive position;

•        the scope of protection that we able to establish and maintain for intellectual property rights covering our products, services and technology;

•        developments and projections relating to our competitors and our industry;

•        our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•        the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements; and

•        the impact of new or existing laws and regulations on our business and strategy.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions, including, but not limited to, those described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own or otherwise have rights to the trademarks, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks and tradenames of other entities, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, service marks and tradenames. We do not intend our use or display of other entities’ trademarks, service marks or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other entities.

OFFER STATISTICS AND EXPECTED TIMETABLE

The ordinary shares offered by this prospectus are registered for the account of the Registered Shareholders named in this prospectus. There is no expected issue price. The Registered Shareholders may sell the ordinary shares at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. The approximate date of proposed sale of the ordinary shares is from time to time after the registration statement of which this prospectus forms a part becomes effective, in amounts and on terms determined at the time of the sale.

USE OF PROCEEDS

The Registered Shareholders may, or may not, elect to sell shares of our ordinary shares covered by this prospectus. To the extent any Registered Shareholder chooses to sell shares of our ordinary shares covered by this prospectus, we will not receive any proceeds from any such sales of our ordinary shares. See “Principal and Registered Shareholders.”

DIVIDEND POLICY

We have never declared or paid dividends on our ordinary shares. We currently intend to retain all available funds and any future earnings to fund the development, commercialization and growth of our business, and therefore we do not anticipate declaring or paying any dividends on our ordinary shares in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors. Any such determination will also depend upon our business prospects, operating results, financial condition, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay dividends on our ordinary shares may also be limited by the terms of any future debt securities or credit facility.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2024, as follows:

•        on an actual basis;

•        on a pro forma basis to reflect [    ]

This table should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and related notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of December 31, 2024
	Actual	Pro Forma
	(Unaudited)
	(in thousands, except per share numbers)
Cash and cash equivalents	$35	$	[•]
Shareholders’ equity:
Preferred stock no shares issued and outstanding, actual; [•] issued and outstanding, pro forma	—		[•]
ordinary shares, of which 11,069,578 shares are issued and outstanding, actual; [•] shares issued and outstanding, pro forma	4		[•]
Additional paid-in capital	40		[•]
Accumulated deficit	(3,669)		[•]
Total shareholders’ equity	$(3,625)	$	[•]
Total capitalization	$(3,590)	$	[•]

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED
FINANCIAL INFORMATION

Introduction

Braiin is providing the following unaudited pro forma condensed consolidated combined financial statements to aid you in your analysis of the financial aspects of the Direct Listing.

The unaudited pro forma condensed consolidated combined financial information has been derived from and should be read in conjunction with, the historical financial statements and related notes of Braiin, Nisus, Mirragin, VIS Networks, TeleApps and Connect Simple for the applicable periods included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Acquisitions occurred on the dates indicated. Further, the unaudited pro forma condensed consolidated combined financial information may not be useful in predicting the future financial condition and results of operations of the Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Description of the Proposed Transactions

Acquisition of Nisus

On June 10, 2025, Nisus and Vega entered into a Share Sale Agreement pursuant to which Vega will acquire 100% of the shares of Nisus for an aggregate consideration of $6,160,000 (the “Nisus Agreement”). The consummation of the transactions contemplated by the Nisus Agreement are subject to customary closing conditions.

Upon the consummation of the Share Sale Agreement with Nisus, Nisus will be wholly owned by Vega. Nisus is a specialist technology provider focused on delivering advanced data science, cybersecurity, and secure communication solutions to Australian government agencies, defense, emergency services, and enterprise clients. With a strong track record in supporting public sector digital transformation, Nisus designs and implements mission-critical systems that protect sensitive information and enable informed decision-making.

Acquisition of Mirragin RAS Consulting Pty Ltd

On June 10, 2025, Vega entered into the binding Amended and Restated Heads of Agreement by and between Vega and Mirragin, pursuant to which Vega will acquire 100% of the shares of Mirragain and on September 23, 2024, Vega entered into the a binding heads of agreement with Mirragin Project Isidore, pursuant to which Vega will acquire 100% of the shares of Isidore for an aggregate consideration of AUD $7 million (together, the “Mirragin Agreement”). The consummation of the transactions contemplated by the Mirragin Agreement are subject to customary closing conditions.

Acquisition of VIS

Pursuant to the binding Heads of Agreement, dated September21, 2024, by and between Braiin and VIS Networks PVT LTD (“VIS Networks”) Braiin will acquire 100% of the shares of VIS Networks for an aggregate consideration of $24million (the “VIS Agreement”). VIS Networks’ business relates to technology services. Also on June 27, 2025, Braiin and VIS Networks entered into a binding Heads of Agreement whereby certain owners of VIS Networks shares will be issues $44.57 million of Braiin Shares. The consummation of the transactions contemplated by the VIS Agreement are subject to customary closing conditions.

Acquisition of TeleApps Inc.

Pursuant to the binding Amended and Restated Heads of Agreement, dated June 11, 2025, by and between Braiin and TeleApps Inc (“TeleApps”) Braiin will acquire 100% of the shares of TeleApps for an aggregate consideration of $8.5 million payable in form of shares of Braiin. TeleApps’ business relates to technology services. The consummation of the transactions contemplated by the TeleApps Agreement are subject to customary closing conditions.

Acquisition of Connect Simple Pty Ltd

Pursuant to the binding Heads of Agreement, dated July 2, 2025, by and between Braiin and Connect Simple Pty Ltd., Braiin will acquire 100% of the shares of Connect Simple for an aggregate consideration of $98 million (the “Connect Simple Agreement”). The consummation of the transactions contemplated by the Connect Simple Agreement are subject to customary closing conditions.

Connect Simple is focused on simplifying residential service delivery and billing through an AI-powered, white-labelled platform. This platform serves as a digital infrastructure layer for utility connections, bill comparison, and ongoing household expense management, with applications across rental, ownership, and agency-managed properties.

Accounting for the Acquisition of Nisus Australia Pty Ltd, Nisus Payroll and Mirragin (Collectively referred to as Vega), VIS, TeleApps, and Connect Simple

The management of Braiin has concluded that the transaction represents a business combination pursuant to IFRS 3, Business Combinations. The transaction will be accounted using the acquisition method of accounting for business combinations under the guidance of IFRS 3. Accordingly, Braiin will record the identified acquired tangible and intangible assets and liabilities at their fair value as of the closing date. In addition, the excess of the consideration transferred over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill.

Acquisition costs related to the acquisition (i.e., advisory, legal, valuation, and other professional fees) are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. The unaudited pro forma condensed financial information does not reflect any cost savings, operating synergies or revenue enhancements that Braiin may achieve as a result of the acquisitions or the costs to integrate our operations. All of this transaction costs related to the Acquisition have been recognized as expenses in statements of profit or loss, and additional pro forma adjustments were recognized related to additional transaction costs expected to be incurred by management.

The Management has estimated the preliminary purchase price because it has not yet completed an external valuation analysis of the fair market value of, VIS Networks, Vega, TeleApps and Connect Simple assets to be acquired and liabilities to be assumed. As a result, management has estimated the allocation of the preliminary purchase price for these entities’ assets and liabilities. This preliminary purchase price allocation has been used to prepare the pro forma adjustments in the unaudited pro forma condensed combined balance sheets and income statements. The final purchase price allocation, fair value of the acquired assets and liabilities and any other studies and calculations deemed necessary have not yet been completed. The final purchase consideration and purchase price allocation could differ materially from the preliminary purchase price and purchase price allocation used to prepare the pro forma financial statement and related adjustments. Also affecting the determination of the final purchase price and its allocation are the results of changes to assets and liabilities and to the ultimate purchase consideration, caused by operations during the intervening period to the closing of the transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2024 (US$ in thousands)

	Braiin Limited (IFRS Historical)	Nisus Australia Pty Ltd (IFRS Historical)	Nisus Payroll Pty Limited (IFRS Historical)	Mirragin Ras Consulting Pty Ltd. (IFRS Historical)	VIS Networks Private Limited (IFRS Historical)	Tele-Apps (IFRS Historical)	Connect Simple Pty Limited (IFRS Historical)	Transaction Accounting Adjustments		Remove pre- merger equity balances	Consideration		Pro Forma Combined
Assets
Property, plant and equipment	9	1	—	—	6,226	21	—						6,257
Intangible assets	69	—	—	3	929		—	95,000	H		146,562	D	242,563
Investments	—	—	—	—	1,008		—						1,008
Right of Use asset	—	—	—	12	88	71	—						171
Other non current assets	65	—	—	268	334	27	—						694
Non-current assets	143	1	—	283	8,585	119	—						250,693
Other current assets	221	96	—	—	11,837	—	142						12,296
Inventory	—	—	—	—	3,773	—	—						3,773
Trade and other receivables	16	635	569	135	10,870	798	61	(569)	G				12,515
Cash and cash equivalents	35	376	221	145	3,064	7	120				(14,225)	C	(10,257)
	—	—	—	—	—	—	—	17,400	B				17,400
	—	—	—	—	—	—	—	500	E				500
	—	—	—	—	—	—	—	(625)	F				(625)
	—	—	—	—	—	—	—	(3,325)	I				(3,325)
Current assets	272	1,107	790	280	29,544	805	323						32,277
TOTAL ASSETS	415	1,108	790	563	38,129	924	323						282,970
LIABILITIES AND EQUITY
Share capital	4	—	—	—	544	202	—	95,000	H	(95,746)	2	C	6
Share premium	—	—	—	—	—	—		1,975	A	—	233,670	C	235,649
General reserve	—	—	—	—	—	20				(20)			—
Other reserves	40	—	—	75	(2,308)	—				2,233			40
FX Revaluation reserve	—	—	—	8	—	—				(8)			—
Accumulated loss	(3,670)	524	(3)	—	20,855	478	140			(21,994)			(3,670)
								(125)	F				(125)
								(3,325)	I				(3,325)
Dividend paid	—	(210)	—	—	—	—				210			—
Shareholders’ current account	—	—	—	—	—	(2,019)				2,019			—
Non-controlling interests	—	—	—	3	(126)	—	—						(123)
Equity	(3,626)	314	(3)	86	18,965	(1,319)	140						228,452

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2024 (US$ in thousands) — (Continued)

	Braiin Limited (IFRS Historical)	Nisus Australia Pty Ltd (IFRS Historical)	Nisus Payroll Pty Limited (IFRS Historical)	Mirragin Ras Consulting Pty Ltd. (IFRS Historical)	VIS Networks Private Limited (IFRS Historical)	Tele-Apps (IFRS Historical)	Connect Simple Pty Limited (IFRS Historical)	Transaction Accounting Adjustments		Remove pre- merger equity balances	Consideration		Pro Forma Combined
LIABILITIES:
Accounts payable	—	—	—	—	—	669							669
Accrued expenses	—	—	—	—	—	—	49						49
Due to related party	—	—	—	1	—	—							1
Trade and other payables	667	689	296	59	11,196	—		(569)	G				12,338
Lease liability	16	—	—	—	42	44							102
Unearned revenue	588												588
Financial liabilities	2,721	—	—	—	271	729		(1,975)	A				1,746
Other current liabilities	—	105	—	380	4,913	172	134						5,704
Current liabilities	3,992	794	296	440	16,422	1,614	183						21,197
Loan payable	—	—	497	37	2,280	562		500	E				3,876
	—	—	—	—	—	—		(500)	F				(500)
Financial liabilities	—	—	—	—	—	—		17,400	B				17,400
Lease liability	49	—	—	—	55	66							170
Other non-current liabilities	—	—	—	—	407	—							407
Deferred tax liability	—	—	—	—	—	1					1,835	C	1,836
Deferred Consideration	—	—	—	—	—	—	—				10,131	C	10,131
Non-current liabilities	49	—	497	37	2,742	629	—						33,320
Total liabilities	4,041	794	793	477	19,164	2,243	183						54,517
TOTAL LIABILITIES AND EQUITY	415	1,108	790	563	38,129	924	323						282,970

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended December 31, 2024 (US$ in thousands)

	Braiin Limited (IFRS Historical)	Nisus Australia Pty Ltd (IFRS Historical)	Nisus Payroll Pty Limited (IFRS Historical)	Mirragin Ras Consulting Pty Ltd. (IFRS Historical)	VIS Networks Private Limited (IFRS Historical)	Tele-Apps (IFRS Historical)	Connect Simple Pty Limited (IFRS Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	—	4,577	3,783	898	30,112	974	302	(3,783)	(AA)	36,863
Cost of goods sold	—	(3,782)	(3,743)	(588)	(19,475)	(778)	(226)	3,783	(AA)	(24,809)
Gross profit	—	795	40	310	10,637	196	76			12,053
General and Administrative	(660)	(348)	(55)	(232)	(8,877)	(271)	(36)			(10,479)
Sales and Marketing	—	(6)	—	—	—	(4)	(2)			(12)
Depreciation and amortization	(78)	—	—	—	—	(35)		(1,468)	(BB)	(1,581)
Net Income (Loss) Before Other Income	(738)	441	(15)	78	1,760	(114)	38			(19)

Other Income (Expenses)
Other Income	—	0	1	3	158	—	—			162
Interest Income (Expense), Net	(76)	8	2	(8)	(195)	(157)	—			(426)
Share of net profit of associates and joint ventures accounted for using the equity method	—	—	—	—	(77)	—	—			(77)
Profit/(loss) before Tax	(814)	449	(12)	73	1,646	(271)	38			(359)
Income tax benefit/(expense)	—	(112)	—	(18)	(499)	—	—			(629)
Net Income/(loss)	(814)	337	(12)	55	1,147	(271)	38			(988)

Net (loss)/income per share – basic	(0.07)	3,370	(93.00)	4.50	0.29	(0.24)	226			(0.03)
Net (loss)/income per share – diluted	(0.07)	3,370	(93.00)	4.50	0.29	(0.24)	226			(0.03)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Twelve Months Ended June 30, 2024 (US$ in thousands)

	Braiin Limited (IFRS Historical)	Nisus Australia Pty Ltd (IFRS Historical)	Nisus Payroll Pty Limited (IFRS Historical)	Mirragin Ras Consulting Pty Ltd. (IFRS Historical)	VIS Networks Private Limited (IFRS Historical)	Tele-Apps (IFRS Historical)	Connect Simple Pty Limited (IFRS Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	—	8,310	7,122	2,731	55,573	2,948	336	(7,122)	(AA)	69,898
Cost of goods sold	—	(7,054)	(7,122)	(1,846)	(35,252)	(2,339)	(108)	7,122	(AA)	(46,599)
Gross profit	—	1,256	—	885	20,321	609	228			23,298
General and Administrative	(1,299)	(472)	(25)	(874)	(16,310)	(389)	(67)			(19,436)
Sales and Marketing	—	(10)	—	—	—	(45)	(1)			(56)
Depreciation and amortization	(148)	—	—	—	—	(37)	—	(1,468)	(BB)	(1,653)
Net Income (Loss) Before Other Income	(1,447)	774	(25)	11	4,011	138	160			2,153

Other Income (Expenses)
Other Income	—	—	30	6	551	19	—			606
Interest Income (Expense), Net	(83)	13	3	(15)	(412)	(390)	—			(884)
Other expenses	(185)	—	—	—	—	—	—	(3,325)	(CC)	(3,510)
Share of net profit of associates and joint ventures accounted for using the equity method	—	—	—	—	(170)	—	—			(170)
Profit/(loss) before Tax	(1,715)	787	8	2	3,980	(233)	160			(1,804)
Income tax benefit/(expense)	—	(197)	—	(1)	(1,373)	—	(40)			(1,611)
Net Income/(loss)	(1,715)	590	8	1	2,607	(233)	120			(3,416)

Net (loss)/income per share – basic	(0.15)	5,900	66.67	(0.22)	0.68	(0.21)	1,201			(0.10)
Net (loss)/income per share – diluted	(0.15)	5,900	66.67	(0.22)	0.68	(0.21)	1,201			(0.10)

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of December 31, 2024 combines the historical statement of financial position of Braiin and entities involved in the transaction, on a pro forma basis as if the transactions had been consummated on December 31, 2024. The unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2024 and for the year ended June 30, 2024 combines the historical statements of operations of Braiin and entities involved in the transaction for such period on a pro forma basis as if the Direct Listing and related transactions had been consummated on July 1, 2023 the beginning of the earliest period presented.

The historical financial information of Braiin was derived from Braiin’s unaudited consolidated financial statements as of December 31, 2024, and for the six months ended December 31, 2024 and Braiin’s audited financial statements as of June 30, 2024 and for the year ended June 30, 2024, included elsewhere in this proxy statement/prospectus.

The historical financial statements of Braiin, VIS Networks, Mirragin Ras Consulting, Teleapps, Nisus Payroll, Nisus Australia and Connect Simple have been prepared in accordance with IFRS as issued by the IASB and in its presentation and reporting currency of the United States Dollars ($).

The financial statements of these entities have been translated into United States dollars for the purposes of presentation in the unaudited pro forma condensed combined financial information (“As Converted”) using the exchange rates shown below. Foreign exchange differences arising on translation are recognized directly in the statement of operations in other comprehensive income and within the accumulated loss balance in the balance sheet.

•        at the period end exchange rate as of December 31, 2024 of A$1.00 to $0.6187 for the unaudited pro forma condensed combined balance sheet; and,

•        the average exchange rate for the period from July 1, 2024 through December 31, 2024 of A$1.00 to $0.658 for the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of Braiin after giving effect to the Direct Listing. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Direct Listing are based on certain currently available information and certain assumptions and methodologies that Braiin management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Braiin believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Direct Listing based on information available to Braiin’s management at this time and that the pro form adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Direct Listing taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Braiin and entities involved in the transaction

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented. Braiin’s management believes this unaudited pro forma condensed combined financial information to not be meaningful given the pro forma combined entity incurred significant cumulative net losses during the historical periods presented, resulting in the Company concluding that any deferred taxes recognized would not be probable of being realized per IAS 12.

Note 4 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of financial position as of December 31, 2024 are as follows:

A      Represents the conversion of convertible notes and SAFE Notes into Braiin’s ordinary shares.

B      Reflects the recognition of liabilities for $17.4 million of financing arrangement.

C      Reflects the adjustment to reflect issuance of shares and payment of cash as consideration to acquire VIS Networks, Tele-Apps, Connect Simple and Vega entities.

D      Reflects the recognition of goodwill which is the surplus of the purchase price paid over the identifiable net assets acquired.

E       Reflect the adjustment of receipt of loan under promissory note date 27 March 2024.

F       Reflect the adjustment for loan repayment under promissory note.

G      Reflects the intercompany elimination for transactions between Nisus Australia and Nisus Payroll.

H      Reflects the adjustment to recognize the transfer of IP in Connect Simple Pty Limited.

I        Reflects the adjustment to recognize the estimated transaction costs.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for six months ended December 31, 2024

(AA) Reflects pro forma adjustment to eliminate the intercompany transactions between Nisus Payroll and Nisus Australia.

(BB) Amortization expenses for identified intangible assets have been recognized for six months December 31, 2024.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for year ended June 30, 2024.

(AA) Reflects pro forma adjustment to eliminate the intercompany transactions between Nisus Payroll and Nisus Australia.

(BB) Amortization expense for identified intangible assets has been recognized for the year ended June 30, 2024.

(CC) Reflects the adjustment to recognize the estimated transaction costs.

Fair value of assets and liabilities

We performed a preliminary valuation analysis of the fair value of assets acquired and liabilities assumed. This preliminary valuation has been used to prepare pro forma transaction accounting adjustments in the unaudited pro forma condensed statements of financial position.

The final measurement may include changes in the measurement of goodwill and changes in the fair value of intangible assets. We have estimated the fair value to such assets and liabilities, based on available information and certain estimates and assumptions and, therefore, the actual effects of these transactions may differ from pro forma transaction accounting adjustments.

Methodology

Customer Relationships — This is determined using Multi-period Excess Earnings Method (MPEEM). The MPEEM involves projecting the future earnings of the company, including any excess earnings that can be attributed to the intangible asset being valued. Excess earnings are the earnings that exceed a reasonable rate of return on the company’s tangible assets. Like the DCF Model, it relies on projected revenues and cash flow to arrive at the valuation. But it recognizes the contributions made by other assets of the company towards generating revenues and profits from the intangible asset, thus isolating its value. They are recognized in form of “contributory asset charges” and are subtracted from the projections. MPEEM can help investors and stakeholders better understand the value drivers of a company. By analyzing the sources of excess earnings and their projected growth rates, investors can gain insights into the company’s competitive position, market potential, and long-term prospects.

Patents — Intellectual Property Rights — The fair value for the same is determined using the Relief from Royalty method — the asset value is estimated based on the total revenue for which the royalties are paid.

The following table summarizes the fair value of assets acquired and the liabilities assumed:

	Nisus	Mirragin Ras Consulting	VIS Networks	TeleApps	Connectsimple	Total
Property, plant and equipment	$—	$—	$6,226	$21	$—	$6,247
Cash and cash equivalents	$597	$145	$3,064	$7	$120	$3,933
Accounts receivable (net)	$1,204	$135	$10,870	$798	$61	$13,068
Intangibles	$—	$—	$929	$—	$95,000	$95,929
Other assets	$96	$283	$17,040	$98	$142	$17,659
Accounts payable and accrued expenses	$(985)	$(59)	$(11,196)	$(669)	$(49)	$(12,958)
Debt and other liabilities	$(602)	$(418)	$(7,968)	$(1,574)	$(134)	$(10,696)
Non-controlling interest		$(3)	$126	$—	$—	$123
Net assets acquired	$310	$83	$19,091	$(1,319)	$95,140	$113,305
Less: preliminary purchase price	$41,831	$43,000	$66,701	$8,500	$98,000	$258,032
	$41,521	$42,917	$47,610	$9,819	$2,860	$144,726
Allocated to:
Intellectual Property Rights	$—	$267	$1,819	$174	$0	$2,260
Customer relationships	$513	$518	$1,991	$85	$1,974	$5,082
Total intangible assets identified	$513	$785	$3,810	$259	$1,974	$7,342

Deferred tax liability	$128	$196	$952	$65	$494	$1,835

Goodwill	$41,136	$42,328	$44,752	$9,624	$1,379	$139,220

Total	$41,521	$42,917	$47,610	$9,819	$2,860	$144,726

Pro Forma Basic and diluted earnings per share

Basic loss per share is calculated by dividing the net loss attributable to the owners of the Company by the weighted average of outstanding common shares. Diluted loss per share is calculated by adjusting the weighted average of outstanding common shares, assuming that all potential common shares that would cause dilution are converted. i. Basic and diluted earnings per share.

For the Year Ended June 30, 2024
($ in 000s, except share and per share data)
Numerator:
Pro forma net profit/(loss)	(3,416)
Denominator:
Total weighted average shares outstanding – basic and diluted	34,719,337
Net profit/(loss) per share – basic and diluted	(0.10)
For the Six Months Ended December 31, 2024
($ in 000s, except share and per share data)
Numerator:
Pro forma net profit/(loss)	(989)
Denominator:
Total weighted average shares outstanding – basic and diluted	34,719,337
Net profit/(loss) per share – basic and diluted	(0.03)

BRAIIN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Prior to Braiin’s formation in July 2022, the principal activities of Braiin were carried out by Raptor 300. In July 2023, Raptor 300 transferred all of its operations to Braiin, (collectively, the “Reorganization”). See Note 3 to Braiin’s audited consolidated financial statements included elsewhere in this registration statement for more information.

Braiin has also entered into Amended and Restated Share Sale Agreements with Vega, pursuant to which Braiin will acquire all of the outstanding equity interests of Vega (the “Vega Acquisition”). The Vega Acquisition is conditioned upon the consummation of the Direct Listing.

Overview

Braiin Limited is an Australian technology company leveraging proprietary intellectual property and patented artificial intelligence/machine learning (“AI/ML”) technologies to deliver actionable insights across high-growth verticals: Agriculture Technology (“AgriTech”), Property Technology (“PropTech”), and Customer Experience as a Service (“CXaaS”). Our platforms are designed to address inefficiencies and drive data-backed decision-making across traditionally analog sectors. Our first commercial focus is on the agriculture sector, where we have successfully deployed our AI-powered solutions across multiple implementations.

Braiin’s Business Model

We believe that we operate at the forefront of technology, targeting a range of industries, including agriculture, finance, insurance, telecommunications and property technology among others. With our innovative solutions and commitment to excellence, we believe that we are poised to seize market opportunities and establish ourselves as leaders in the technology industry.

Our growth strategy encompasses:

•        Geographical Expansion:    We are expanding into new sectors, countries, and markets, with a focus on both developed markets like US, UK and Australia & emerging markets like India and Sri Lanka.

•        Cross-Selling:    We leverage synergies between divisions to offer comprehensive and integrated solutions to our clients.

•        Targeted Sales Approach:    We identify potential customers’ pain points and challenges and develop tailored solutions to meet their specific needs.

•        Strategic Acquisitions and Investments:    We seek partnerships and collaborations with complementary technology companies to access new markets, expand our customer base, and enhance our capabilities.

With these strategies, we aim to strengthen our market presence, capture new opportunities, and deliver sustainable growth in the technology industry. We remain committed to delivering value to clients and shareholders while driving innovation and achieving long-term success.

Key Factors Affecting Our Performance

Competition

We operate at the intersection of artificial intelligence and industry-specific verticals — AgriTech, CxaaS, and PropTech — each of which is characterized by rapid innovation, evolving customer demands, and increasing investment in digital transformation.

In the AgriTech sector, we face competition from both established players and emerging startups that are leveraging AI, ML, IoT, and drone-based technologies to deliver precision agriculture solutions. Competitors in this space are continuously developing proprietary platforms to improve crop yields, optimize inputs, and provide predictive insights — many of which are adjacent to or overlap with our current offerings.

In the CxaaS space, we compete with companies offering AI-based customer service, voice intelligence, and personalized engagement solutions. This is a fast-evolving vertical, with traditional CRM and contact center platforms integrating AI features and newer entrants offering focused, verticalized AI customer solutions.

In PropTech, we expect to face competition from startups and established SaaS companies deploying AI to improve asset management, rental automation, predictive maintenance, and tenant engagement.

As a general AI technology company operating across multiple verticals, we anticipate increasing competition from a diverse range of players — ranging from large incumbents expanding their feature sets to domain-specific startups bringing focused innovations. Many of these competitors dedicate substantial resources to research and development and have established customer bases, brand recognition, and deeper capital reserves. To maintain our competitive advantage, we continue to invest in proprietary technology, deep vertical expertise, and differentiated platform capabilities tailored to the unique needs of each industry we serve.

Competitive Strengths

We believe that we have five main competitive strengths that set us apart from the current market:

•        Technological Integration:    Our integration of advanced technologies from Raptor and Vega, including our Autonomous Aerial Robots, AI/ML, IoT, and ERP, allows us to deliver end-to-end solutions that cater to diverse industry needs.

•        Proven Track Record:    We have a successful history of conducting trials and forming partnerships with industry leaders, demonstrating our capability to execute projects and deliver positive outcomes.

•        Intellectual Property:    We hold essential patents and regulatory certifications, providing a barrier to entry for potential competitors and enhancing our credibility as an industry leader.

•        Leadership:    Our management team is comprised of experienced professionals with deep expertise in technology, data science, and investment in emerging markets.

•        Collaborative Culture:    Our multidisciplinary team fosters a culture of collaboration, creativity, and continuous improvement, allowing us to develop innovative solutions for complex challenges.

Regulatory Landscape

Our business operates at the intersection of advanced aerial robotics, AI-driven customer engagement, and intelligent property technology, and is therefore subject to a broad and evolving set of regulations across multiple jurisdictions. These include, but are not limited to, laws and regulations related to aviation, telecommunications, data privacy, AI governance, financial services, and environmental standards.

In the AgriTech vertical, our autonomous aerial robots are subject to stringent and rapidly evolving aviation regulations governing drone operations, remote chemical spraying, flight path management, and operator certification. Regulatory frameworks in this area continue to develop and differ substantially by country, and any changes could impact our deployment timelines, cost of compliance, or ability to operate in certain markets.

In the CXaaS vertical, we operate across digital communications, speech analytics, and cloud-based contact center platforms — all of which are subject to regulations concerning data privacy, voice recording, AI transparency, and cross-border data transfer. As AI regulation becomes more formalized globally (e.g., EU AI Act, Australian AI Ethics Framework), we expect increased compliance requirements relating to algorithmic accountability, explainability, and bias mitigation.

In our PropTechn vertical, we facilitate digital onboarding, utility switching, embedded payments, and energy comparison services. These activities may fall under consumer protection, financial conduct, telecommunications, and energy regulation, depending on jurisdiction. Additionally, elements of our platform that involve processing payments or handling utility accounts may be subject to licensing requirements, anti-money laundering (“AML”) regulations, and embedded finance regulations in certain markets.

Across all verticals, our operations may be impacted by a range of additional regulatory areas including taxation, electronic contracts, environmental and energy usage standards, digital advertising, web accessibility, cybersecurity, consumer rights, mobile communications, electronic waste, and device certification. In certain jurisdictions, new or proposed laws may also regulate the ethical use of AI/ML systems and autonomous technologies in both consumer and enterprise settings.

We continually assess and update our compliance strategies and internal controls to meet evolving legal and regulatory requirements. While we strive to maintain full compliance, the pace of technological innovation often outpaces regulatory clarity, and there can be no assurance that unforeseen changes or jurisdictional inconsistencies will not adversely affect our operations or expansion efforts.

Environmental

We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We could also be affected by future laws and regulations relating to climate change, including laws related to greenhouse gas emissions, chemical use, and regulating energy efficiency. These laws and regulations could lead to increased environmental compliance expenditures, increased energy and raw materials costs and new and/or additional investment in designs and technologies. We continually assess our compliance status and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. While environmental protection regulations have not had a significant adverse effect on our overall operations, it is possible that costs incurred to ensure continued environmental compliance in the future could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansion of work scope are prompted as a result of investigations.

Components of Results of Operations

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations.

It is noted that on 27 July 2022, Braiin Limited acquired Raptor300 Inc. and its controlled entities. The transaction comprises a group restructuring that does not result in any change of economic substance. The results shown in this document comprise the consolidated results for Braiin Limited and its controlled entities.

Revenue

As of 31 December 2024, Braiin is pre-revenue, with the exception of $588,000 received under a signed Purchase Order for ongoing software usage. This amount, related to services to be provided to a single customer, has been classified as unearned revenue and is being recognized progressively as the associated performance obligations are fulfilled over the contract term.

Braiin entered into binding commercial contracts with multiple counterparties, representing a total contracted value of approximately $35.93 million. These contracts relate to our drone-as-a-service platform and related technology offerings, which utilize a subscription-based model requiring no upfront capital expenditure (CAPEX) or ongoing operational expenditure (OPEX) for our customers. The services under these agreements are expected to generate revenue once contract milestones and delivery obligations are met.

In addition, Braiin has signed non-binding Memorandums of Understanding (“MoUs”) with prospective customers representing a potential contract value of approximately $111.98 million. While these MoUs do not represent guaranteed revenue, they reflect market interest and may convert into binding agreements as our capabilities scale.

The MOU by and between Braiin and Sri Lankan Tea Factory Owners Association, dated November 17, 2022, has a duration of five years, unless terminated by mutual consent, without penalty.

The Service Agreement by and between Raptor300, Inc. and Sri Lankan Tea Factory Owners Association, dated January 24, 2025, has a term of five years and is terminable by either party upon a material breach by the other. Each party may be entitled to claim damages in the case of a termination due to a material breach.

The Statement of Work by and between Raptor300, Inc. and Maskeliya Plantations PLC, dated October 14, 2022, has a term of five years and is terminable by either party upon a material breach by the other. Each party may be entitled to claim damages in the case of a termination due to a material breach.

The Service Agreement by and between Raptor300, Inc. and Namunukula Plantations PLC, dated October 18, 2022, has a term of five years and is terminable by either party without penalty upon one month’s written notice or, if either party materially breaches, upon 60 days’ written notice of such breach without cure.

The Service Agreement by and between Raptor300, Inc. and Kegalle Plantations PLC, dated October 18, 2022, has a term of five years and is terminable by either party without penalty upon one months’ written notice or, if either party materially breaches, upon 60 days’ written notice of such breach without cure.

The Service Agreement by and between Raptor300, Inc. and Kelani Valley, Talawakelle & Horana Plantations PLC, dated August 1, 2019, has a term of five years and is terminable by either party upon a 60-day notice of a material breach by the other, without cure. Each party may be entitled to claim damages in the case of a termination due to a material breach.

The Service Agreement by and between Raptor300, Inc. and Assam Company India Limited, dated June 28, 2021, has a term of five years and is terminable by either party upon a 60 days’ notice of a material breach by the other, without cure. Each party may be entitled to claim damages in the case of a termination due to a material breach. Assam Company India Limited is also entitled to terminate at any time upon 30 days written notice without penalty.

Our vision is to lead the way in transforming the landscape of drone services, and we are excited to embark on this journey with the support of our valued stakeholders.

Cost of Sales

We anticipate our Cost of Sales will predominantly encompass expenses related to drone components and parts, such as batteries, raw materials, direct labor costs, warranty expenses, and the operational costs associated with our assembly facilities, which include equipment depreciation and amortization. Anticipating our expansion, we project an absolute increase in our Cost of Goods Sold to accommodate our growth.

Nevertheless, as we continue to scale our business, we foresee a positive shift. Over time, we expect our Cost of Goods Sold to decrease as a percentage of revenue. This decline is a direct outcome of our efforts to optimize operations, enhance efficiency, and leverage economies of scale. Such measures will contribute to a more favorable cost structure as we progress in our mission.

Operating Expenses

Administration and Other Expenses

Administration and other expenses consist of the costs associated with managing the Company’s operations during the period leading up to its proposed direct listing on the Primary Exchange. These expenses are expected to increase as the Company advances toward listing and scale its activities in preparation for post-listing operations.

Professional and legal fees

Professional and legal fees expenses consist of the costs associated with the Direct Listing and associated activity.

Depreciation and amortization

Depreciation and amortization expenses result from the depreciation of drones over a two-year period, the lease associated with a premises leased in Sri Lanka, the depreciation of a newly acquired motor vehicle lease, and the commencement of amortization of capitalized software development costs.

Other expenses

Other expenses consist of the costs associated with staffing of Sri Lankan and Australian employees.

Interest Expense

Convertible Notes

As at 30 June 2024, the Group had on issue unsecured convertible notes with a total face value of $46,412 (the “Convertible Notes”). These notes accrue interest at a rate of 10% per annum, calculated daily on the outstanding subscription amount, with interest capitalised monthly and payable at the time of conversion or maturity. As at 31 December 2024, the total accrued interest on the convertible notes was $8,177 (30 June 2024: 6,412).

The Convertible Notes are recognised as a financial liability in accordance with IFRS 9. On initial recognition, the liability is measured at fair value and subsequently at amortised cost. The Convertible Notes contain an embedded derivative related to the conversion feature, which is separated from the host contract and measured at fair value through profit or loss. Changes in the fair value of the embedded derivative are recognised in the consolidated statement of profit or loss and other comprehensive income.

The Convertible Notes have a maturity of 18 months from the subscription date but are mandatorily convertible upon the occurrence of an IPO.

Promissory Notes

The Company issued unsecured promissory notes during the year ended 30 June 2024, with a total principal amount of USD $500,000. These are accounted for at amortised cost under IFRS 9. Interest accrues monthly and is calculated using the effective interest method. As at 31 December 2024, total accrued interest on the promissory notes was $78,317 (30 June 2024: $25,815).

Loan Facilities

The Company has issued unsecured loan facilities during the year ended 30 June 2024, with a total principal amount of USD $181,168. Interest is paid at the end of each quarter at an interest rate of 18% per annum. As at 31 December 2024, the total loan facility balance was USD $168,013.

Results of Operations

Comparison of the unaudited six months ended December 31, 2024, and 2023:

The following table summarizes our historical results of operations for the periods indicated.

	2024	2023	% Change
Income	—	—	—
Expenses:
Administration and other expenses	129,230	95,028	36%
Audit fees	47,661	26,039	83%
Professional and legal fees	392,875	280,692	40%
Rent	104,800	—	100%
Depreciation and amortization	78,015	70,225	11%
Interest expense	76,081	34,462	121%
Loss (gain) on foreign currency exchange	(14,232)	6,387	(323)%
Loss on deconsolidation	—	5,469	(100)%
Total expenses	814,430	518,302	57%

Loss before income tax expense	(814,430)	(518,302)	57%
Income tax (benefit)/expense	—	—	—
Loss after tax from continuing operations	(814,430)	(518,302)	57%

Items that may be classified subsequently to profit and loss
Foreign currency translation	14,876	13,023	14%
Other comprehensive gain/(loss)	14,876	13,023	14%

Total comprehensive loss for the period	(799,554)	(505,279)	58%

Variance Analysis

All activity for the six-month period ended 31 December 2024 primarily relates to costs incurred in connection with the Direct Listing, restructuring activities, and interest costs related to convertible and promissory notes. Items that had variances are detailed below:

Administration and Other Expenses

Administrative expenses increased by $34,202, or 36%, to $129,230 for the six months ended 31 December 2024, compared to $95,028 for the six months ended 31 December 2023. This increase was driven by higher staffing costs ($97,033), general expenses ($88,844), travel ($38,873), and other items including dues and subscriptions ($9,397), memberships ($7,831), and ASIC fees ($1,616). These were partially offset by reductions in investor relations ($13,976), computer/software expenses ($4,395), training ($3,636), and office expenses ($439).

Audit Fees

Audit fees increased by $21,622, or 83%, to $47,661 for the six months ended 31 December 2024, compared to $26,039 for the prior period. The increase reflects the greater complexity and expanded scope of the audit associated with the Company’s preparation for its direct listing on the Primary Exchange and the related regulatory requirements.

Professional and Legal Fees

Professional and legal fees increased by $112,183, or 40%, to $392,875 for the six months ended 31 December 2024, compared to $280,692 in the prior period. The increase was primarily due to CFO fees (Jay Stephenson), legal work, and accounting services in the United States (Raptor300 Inc.) associated with preparing the Group for the Direct Listing.

Rent

Rent expenses were $104,800 for the six months ended 31 December 2024, compared to $0 in the prior period. This reflects a new lease arrangement for office and operational premises commenced during 2024 in preparation for expansion and operational scaling.

Depreciation and amortization

Depreciation and amortization increased by $7,790, or 11%, to $78,015 for the six months ended 31 December 2024, compared to $70,225 for the six months ended 31 December 2023. The increase reflects the full consolidation of Raptor300, the commencement of depreciation on a motor vehicle lease acquired during the half year and the commencement of the amortization of software and development assets.

Finance Costs — Interest Expense

Finance costs increased by $41,619, or 121%, to $76,081 for the six months ended 31 December 2024, compared to $34,462 in the prior period. This was primarily due to interest accrued on new convertible notes and promissory notes issued in 2024, with interest rates ranging up to 12% per annum on the promissory notes.

Loss on Deconsolidation

There was no loss on deconsolidation in the current period, compared to $5,469 in the six months ended 31 December 2023. The prior period reflected a one-off restructuring transaction where Raptor300 Australia Pty Ltd was deconsolidated following an internal transfer of assets and shares.

Loss (Gain) on Foreign Currency Exchange

The Company recognised a foreign currency exchange gain of $14,232 in the six months ended 31 December 2024, compared to a loss of $6,387 in the prior period, resulting in a favorable variance of $20,619. The gain arose primarily from movements in the Australian dollar and Sri Lankan rupee against the U.S. dollar during the reporting period.

Results of Operations

Comparison of the years ended June 30, 2024, and 2023:

The following table summarizes our historical results of operations for the periods indicated.

	2024	2023	% Change
Income	—	—	—

Expenses
Administration and other expenses	268,307	39,082	587%
Audit fees	232,454	341,563	—	32%
Professional and legal fees	798,466	295,146	171%
Depreciation and amortization	148,313	83,453	78%
Interest expense	82,755	7,973	938%
Loss on deconsolidation	5,469	—	100%
Loss on loan forgiveness	175,386	—	100%
Loss on foreign currency exchange	4,225	10,795	—	61%
Total expenses	1,715,375	778,012	120%

Loss before income tax expense	(1,715,375)	(778,012)	120%
Income tax (benefit)/expense	—	—	—
Loss after tax from continuing operations	(1,715,375)	(778,012)	120%

Items that may be classified subsequently to profit and loss
Foreign currency translation	19,967	6,180	223%
Other comprehensive loss	19,967	6,180	223%

Total comprehensive loss for the year	(1,695,408)	(771,832)	120%

Variance Analysis

The increase in total expenses for the year ended 30 June 2024 primarily reflects increased costs associated with the Direct Listing process, professional advisory, loan-related charges, and restructuring of Group entities.

Items that had variances are detailed below:

Administration and Other Expenses

Administrative expenses increased significantly to $268,307 for the year ended 30 June 2024, compared to $39,082 in the prior year. The increase of $229,225 is primarily attributable to several new cost categories incurred during 2024 which were not present in 2023. These include salaries of $97,033, drone-related expenses in Sri Lanka amounting to $79,097, travel costs of $43,246 (compared to $4,373 in 2023), and dues and subscriptions of $9,397. Other increases include general expenses, which rose from $12,161 to $21,908, and bank fees, which increased from $102 to $5,166.

Further contributing to the increase were memberships ($7,831), postage ($1,562), telephone and internet costs ($1,451), and ASIC fees ($1,616), none of which were incurred in the prior year. Conversely, several categories present in 2023 were no longer incurred in 2024, including investor relations ($13,976 in 2023), computers and software ($4,395), training fees ($3,636), and office expenses ($439), which offset the overall increase slightly. The substantial increase in administrative expenses reflects the Company’s expanded operational footprint, team onboarding, and preparatory activities for its Direct Listing and international business development.

Audit Fees

Audit fees decreased by $109,109 from $341,563 during the year ended June 30, 2023 to $232,454 during the year ended June 30, 2024. The higher audit cost in 2023 related to preparations and audit work following the previous business combination and establishment of cross-border structures. Audit activity in 2024 remained significant but more focused on compliance and subsidiary integration.

Professional and Legal Fees

Professional and legal fees increased by $503,320 or 171% from $295,146 during the year ended June 30, 2023 to $798,466 during the year ended June 30, 2024. The increase is primarily due to CFO consultancy fees (Jay Stephenson), legal advisory related to the Direct Listing and US filing preparation, and additional accounting services rendered in Raptor300 Inc. in USA.

Depreciation and amortization

Depreciation and amortization increased by $64,860, or 78%, from $83,453 during the year ended June 30, 2023 to $148,313 during the year ended June 30, 2024. This increase was primarily due to the change in the consolidation of Raptor300 into the Braiin accounts and the acquisition of additional drones during the year.

Finance Costs — Interest Expense

Finance costs increased by $74,782, or 938%, from $7,973 during the year ended June 30, 2023 to $82,755 during the year ended June 30, 2024. This increase was primarily due to the Company entering into Promissory Notes and Convertible Loan agreements and interest was accrued during the year at up to an 18% interest rate.

Loss on Deconsolidation

Loss on deconstruction increased by $5,469 from $Nil during the year ended June 30, 2023, to $5,469 during the year ended June 30, 2024. This increase is due to deconsolidation of entities whereby Braiin Limited simplified its structure by means of transferring the assets from Raptor 300 Australia Pty Ltd to Braiin Limited and transferring the shares to Darren McVean. This has resulted in a loss of $5,469 which is reflected in the consolidated statement of profit and loss.

Loss on Loan Forgiveness

The Company recorded a loss of $175,386 in 2024 due to the full write-off of a promissory note receivable from Northern Revival Sponsor, LLC, for which recovery is no longer expected. No such loss was recorded in the prior year.

Loss on Foreign Currency Exchange

Loss on foreign currency exchange decreased by $6,570 from $10,795 during the year ended June 30, 2023, to $4,225 during the year ended June 30, 2024. The reduction is attributed to reduced volatility and more favorable exchange rate movements between the US dollar and the Sri Lankan and Australian currencies.

Liquidity and Capital Resources

We have incurred net losses since inception and to date have not generated any revenue from the operations of drones. To date, we have funded our operations primarily through shareholder loans, Loan facilities, Promissory Notes, SAFE notes and Convertible Notes.

As of December 31, 2024, we had cash and cash equivalents of $35,165. We incurred a net loss after tax for the six months ended December 31, 2024, of $814,429 and of $518,302 for the year ended June 30, 2024. At June 30, 2024, the Company had a net working capital deficit of $3,720,209 and a net liability position of $3,625,761.

The above may cast significant doubt over our ability to continue as a going concern. However, the financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the ordinary course of business. Accordingly, our financial statements do not include adjustments relating to the recoverability and classification of the recorded assets and liabilities amounts that might be necessary should the Group not continue as going concern.

The Company is in the process of listing its securities on the Primary Exchange. As at the date of this analysis, and after considering the factors outlined above, the Directors are confident that the Group will be able to continue its operations for a period exceeding twelve months from the date of issuance of this interim financial report. As at 31 December 2024, the Company held a cash balance of $35,165. Additional funds of approximately $575,000 have since been received, bringing the total available cash to approximately $610,000. The Company’s major anticipated expenditure relates to legal and professional services, audit fees, and other general operating expenses, which are estimated to be under $600,000. Based on the current cash position and projected expenditure, the Directors believe the Company has sufficient resources to support its planned operations for at least the next twelve months. Should the listing on the Primary Exchange and corresponding capital raise not be achieved, there is substantial doubt as to whether the Group will be able to continue as a going concern and realize its assets and extinguish its liabilities in the normal course of business at the amounts stated in the financial report.

In furtherance to the above, the Company entered into a Note Purchase Agreement (NPA) with SCP Opportunity XV, LP. The NPA facility is US$2,000,000 of which US$500,000 has been drawn. The Company can access balance funds to support any ongoing working capital requirement.

Separately, the Company entered into a loan arrangement with TECC VIC Pty Limited pursuant to a Binding Term Sheet dated March 11, 2025, to raise funding of US$14.4 million. In addition, the Company executed a Share Sale Agreement with Chetan Saligrama / Chetan Family Trust to issue shares of Braiin for a total purchase price of US$3.0 million.

The loan to director amounting to US$192,168 that was outstanding as of December 31, 2024, has subsequently been fully received by the Company on June 29, 2025. This contributed positively to the liquidity position of the Company.

Mitigation Strategies for Short-Term Liquidity Concerns:

•        Debt Instruments:    Should there be short-term cash flow difficulties, we plan to address these through accessible debt instruments. Specifically, we have the option to issue SAFE notes or convertible notes, a strategy we have successfully employed in the past.

•        Operational Adjustments:    Our management is also prepared to make necessary operational adjustments to ensure liquidity, including cost reduction strategies and optimization of our asset utilization.

•        Going Concern Consideration:    The statement regarding substantial doubt about our ability to continue as a going concern reflects our conservative financial planning approach, ensuring that we transparently communicate potential risks to our investors. However, with the secured contracts and the revenue they are expected to generate, along with our strategies for managing short-term liquidity needs, we are confident in our ability to manage and sustain operations effectively.

As of our latest assessment, management anticipates that from the time of our direct listing until the achievement of projected profitability, we will require an estimated $20.8 million (net of transaction costs). This funding will be critical to executing our comprehensive business plan, which encompasses several key components:

•        Servicing of Contracts:    We plan to facilitate the successful execution of contracts in Sri Lanka by acquiring and deploying advanced drone technology, which will be a cornerstone of our operations.

•        Capital Expenditure:    Purchase of drone components and parts, such as batteries, raw materials, warranty expenses

•        Employment of the Required Labor Force:    We intend to assemble a skilled and dedicated workforce, essential for the efficient and effective implementation of our business strategies.

•        Hiring of the Required Administration and Finance Personnel:    We will also allocate funds towards recruiting and retaining competent professionals in administration and finance, whose expertise will be pivotal in our journey toward profitability.

This capital allocation will enable us to navigate the path towards realizing our strategic objectives.

•        Future Revenue Projections and Contract Deliverables:    Our confidence in sustaining operations without additional financing for the next twelve months and subsequently maintaining operational levels in the future years is based on firm contracts that are expected to generate approximately $35.93 million in revenue. This revenue is anticipated to significantly bolster our cash reserves and address the working capital deficit.

Until we generate sufficient operating cash flow to cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of equity and debt financing to fund any future capital needs. If we raise funds by issuing equity securities, there may be dilution to our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. If we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. The capital markets have in the past, and may in the future, experience periods of upheaval that could impact the availability and cost of equity and debt financing.

Our principal uses of cash in recent periods have been funding activities and other personnel costs as well as costs associated with the Direct Listing. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from our customers, the expansion of sales and marketing activities, the timing and extent of spending to support our development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.

Cash Flows

The unaudited Cash flows for the 6 months ended December 31 are as follows:

	2024	2023	% Change
Net cash used in operating activities	(504,621)	(617,065)	18%
Net cash used in investing activities	(24,000)	—	(100)%
Net cash generated by financing activities	(32,050)	(729)	(4296)%

Cash flows for the fiscal year ended June 30 is as follows:

	2024	2023	% Change
Net cash used in operating activities	(706,870)	(300,491)	(135)%
Net cash used in investing activities	(885)	(312,024)	100%
Net cash generated by financing activities	63,826	1,275,373	(95)%

Cash Flows — Six Months Ended 31 December 2024 vs 2023

Net cash used in operating activities decreased by $112,444 or 18%, from $617,065 for the six months ended 31 December 2023 to $504,621 for the six months ended 31 December 2024. This reduction reflects improved cash flow management despite ongoing costs related to the Company’s operations in Sri Lanka and Australia. While costs remain elevated in preparation for the Company’s planned direct listing on the Primary Exchange, no significant increase in headcount or infrastructure spending occurred during the half year. The operation activities cash included an inflow of $120,000 which has been recognized as unearned revenue in the statement of financial position.

Net cash used in investing activities was $24,000 for the six months ended 31 December 2024, compared to $nil in the prior corresponding period. This reflects capital expenditure primarily related to the acquisition of operational assets to support expansion in Sri Lanka.Net cash used in financing activities increased to $32,050 for the six months ended 31 December 2024, compared to $729 in the prior period. The change was primarily due to a lack of new note issuances during the period and the provision of advances to a director, which reduced cash inflows from financing sources.

Net cash used in financing activities was $32,050 for the six months ended 31 December 2024, compared to $729 in the prior period. The change was primarily due to the absence of capital raise issuances during the half year while still accruing interest payments and lease payments.

Cash Flows — Year Ended 30 June 2024 vs 2023

Net cash used in operating activities increased by $406,379 or 135%, from $300,491 for the year ended 30 June 2023 to $706,870 for the year ended 30 June 2024. The increase reflects higher operational costs associated with the lead-up to the Company’s direct listing, including elevated legal, professional, and staffing-related costs. The expansion of the Group’s activities in Sri Lanka and Australia also contributed to the higher cash outflows.

Net cash used in investing activities decreased significantly by $311,139 or 100%, from $312,024 in the year ended 30 June 2023 to just $885 in the year ended 30 June 2024. This reduction was due to minimal capital expenditure during the current year, following the prior year’s outlay on drones and software development assets.

Net cash generated from financing activities declined by $1,211,547 or 95%, from $1,275,373 in the year ended 30 June 2023 to $63,826 in the year ended 30 June 2024. The prior year included significant financing inflows from the issuance of SAFE Notes, convertible notes, and other funding facilities, whereas the current year saw more limited capital raising activity.

The Company has on issue several convertible instruments, including SAFE notes, convertible notes, and promissory notes. While these instruments did not result in material cash movements during the period, they may convert into equity upon the occurrence of specified events outlined in their respective agreements. These instruments are classified as financial liabilities and may affect the Company’s capital structure in future periods, depending on the occurrence of conversion triggers. Specific terms, including any applicable conversion mechanics or conditions, are not detailed in these financial statements and are governed by the underlying agreements.

Contractual Obligations and Commitments

We have signed five-year contracts potentially worth $35.93 million with nine large agricultural companies in Sri Lanka. We have executed six contracts involving a total of nine publicly listed companies. Specifically, we engaged with the Hayleys Group, which is the holding company for three publicly listed companies: Kelani Valley Plantations PLC, Talawakelle Tea Estates PLC, and Horana Plantations PLC. Similarly, Lankem Tea and Rubber Plantations Ltd is the holding company for two publicly listed companies: Agarapathana Plantations Limited and Kotagala Plantation PLC. The remaining contracts involved Namunukula Plantations PLC, Kegalle Plantations PLC, Maskeliya Plantations PLC, Sri lanka Tea Factory Owners Association and Assam Company India Limited. We have successfully completed the mapping of all the designated areas pursuant to these contracts and have recently commenced operations to fulfill such contracts. We have also executed non-binding Memoranda of Understanding (“MoUs”) representing an additional $111.98 million in potential contract value. See “— components of Operations — Revenue” above for a description of the terms of these contracts.

Off-Balance Sheet Arrangements

Other than as described below, we do not have any off-balance-sheet arrangements other than the signing of five-year contracts worth $35.93 million for the future provision of drone services.

As at 31 December 2024, the Company had a short-term lease arrangement with monthly payments of USD $24,000, totaling approximately USD $288,000 over a 12-month period. The lease has a term of less than 12 months and does not include a purchase option. As such, it qualifies for exemption from lease liability recognition and is not recorded on the statement of financial position. This lease is considered an off-balance sheet arrangement, with the expense recognized on a straight-line basis over the lease term.

Critical Accounting Policies and Significant Judgments and Estimates

The application of accounting policies requires the use of judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. Further information on this topic can be accessed from note 1 to the consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimate is revised if it affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Certain Differences Between IFRS and GAAP

IFRS differs from GAAP in certain respects, including differences related to financial liabilities such as convertible notes and SAFE notes, intangible assets, income tax and earnings per share. Management has not assessed the materiality of differences between IFRS and GAAP. Our significant accounting policies are described in Note 2 to our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the Company.

The Company does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the Company.

Credit risk exposures

The maximum exposure to credit risk is to its alliance partners, which risk is limited to the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements.

Credit risk related to balances with banks and other financial institutions is managed by the Company in accordance with approved Board policy. Such policy requires that surplus funds are only invested with reputable financial institutions, wherever possible.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

Interest Risk

The Company is not exposed to material interest rate risk. The interest rate related to convertible notes is fixed per the agreements.

Liquidity Risk

The Company adopts prudent liquidity risk management by maintaining sufficient cash and obtaining continuous funding through capital raising as and when necessary to enable the Company to pay its debts as and when they become due and payable.

The table below analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting period date to the contractual maturity date. The amounts in the table are the contractual undiscounted cash flows. Balances due within 12 months approximate their carrying balances, as the impact of discounting is not significant.

31 December 2024 Unaudited	Weighted average interest rate %	Less than 1 year $	More than 1 year $	Total $
Trade and other payables	—	642,104	—	642,104
Lease liability – premises	14.06%	442	—	442
Lease liability – motor vehicle	16.87%	15,845	48,759	64,604
Loan facility and accrued interest	18.00%	176,190	—	176,190
Promissory Notes and accrued interest	—	578,317	—	578,317
Convertible notes	10.00%	37,195	—	37,195
SAFE notes	—	1,929,667	—	1,929,667
Total		3,363,915	64,604	3,428,519
30 June 2024	Weighted average interest rate %	Less than 1 year $	More than 1 year $	Total $
Trade and other payables	—	518,641	—	518,641
Lease liability	14.06%	1,351	2	1,353
Loan facility and accrued interest	18.00%	173,079	—	173,079
Promissory Notes and accrued interest	—	525,815	—	525,815
Convertible notes	10.00%	40,001	—	40,001
SAFE notes	—	1,929,667	—	1,929,667
Total		3,188,554	2	3,188,556

Fair values

The fair values of financial assets and financial liabilities as presented above can be compared to their carrying values as presented in the statement of financial position. Fair values are those amounts at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Internal Control over Financial Reporting

In connection with the preparation of our consolidated financial statements for the periods ended December 31, 2024 and 2023, we identified several material weaknesses in the design and operation of our internal control over financial reporting. Please see “Risk Factors — Risks Related to Braiin’s Business.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner. Specifically, we have identified two material weaknesses being:

1.      the lack of a formally implemented system of internal control over financial reporting and limited or no associated written documentation of our internal control policies and procedures, and

2.      the lack of sufficient resources and key accounting personnel with sufficient knowledge and experience in reporting and compliance with the SEC and PCAOB.

Remediation Activities

Braiin Limited is actively addressing the material weakness identified in our internal control over financial reporting. As a Foreign Private Issuer preparing our consolidated financial statements in accordance with IFRS as issued by the IASB, we recognize the importance of establishing and maintaining effective internal controls suitable for a company preparing to operate as a U.S.-listed public company.

We are in the process of hiring additional finance and accounting personnel with the requisite technical expertise in IFRS and public company reporting expectations. These efforts are aimed at improving segregation of duties, formalizing internal accounting policies and procedures, and enhancing our ability to address complex accounting matters in accordance with IFRS.

While we have initiated steps to remediate the identified material weakness, full remediation will require successful implementation of these enhancements and evidence that they are operating effectively over a sustained period. Management remains committed to continuously improving the design and operation of our internal control environment and will monitor progress on an ongoing basis.

This material weakness will be considered remediated only once the relevant controls have been implemented, operated for a sufficient period, and management has concluded that they are operating effectively.”

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

CONNECT SIMPLE PTY LTD

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Connect Simple offers a complimentary home moving service. If you’re relocating, Connect Simple simplifies the process by assisting you in locating suppliers in your vicinity and organizing services seamlessly. Our service covers connections for electricity, gas, internet, phone, pay TV, and more.

Business Model

Our Platform

Connect Simple is an innovative AI and technology-powered utility services platform that provides white-label digital solutions for partners including finance brokers, SME consultants, and comparison sites. Our platform enables these partners to offer fully branded, seamless customer journeys for energy, gas, and broadband service signups.

Our Mission

To revolutionize utility connections for residential and SME clients through intelligent, automated online platforms that simplify the entire process from discovery to sign up.

Core Offerings

•        Energy Services:    Streamlined connections for electricity and gas providers through our partner network

•        Broadband Solutions:    Integrated signup processes for internet service providers

•        Energy Efficiency Programs:    Participation in government-backed initiatives like the Victorian Energy Upgrades (VEU) program

•        Insurance Partnerships:     Recently secured contract with Honey Insurance for home insurance offerings

•        Our Technology Advantage

•        White-label platform enabling partners to maintain their brand identity

•        AI-driven customer journey optimization

•        Deep B2B2C integrations with utility providers

•        Fully automated onboarding and verification processes

Our unique value proposition combines cutting-edge technology with deep industry partnerships to create:

•        Frictionless customer experiences

•        Higher conversion rates for partners

•        Comprehensive utility service offerings in one platform

•        Government-approved energy efficiency solutions

•        For Our Partners

•        We are committed to delivering:

•        Customizable white-label solutions

•        Real-time performance analytics

•        Dedicated support for implementation

•        Ongoing platform enhancements

•        Growth & Expansion

With our recently secured Honey Insurance partnership and VEU program participation, we are positioned for significant growth in FY2025. Our roadmap includes:

•        Expanding our partner network

•        Adding new utility and home services

•        Enhancing our AI capabilities for personalized recommendations

•        Our Commitment

•        At Connect Simple, we prioritize:

•        Seamless integration for our partners

•        Exceptional end-user experiences

•        Continuous innovation in utility technology solutions

•        Compliance with all regulatory requirements.

We offer a comprehensive range of consulting services, including:

•        Electricity & Gas Connections Seamless setup with trusted Australian providers, ensuring competitive rates and reliable supply.

•        Pay TV & Entertainment Customized solutions for Foxtel, Fetch, and streaming services.

•        Single-Point Coordination Manage all utility setups through one platform — no need for multiple calls or negotiations.

•        Trusted Supplier Network Access to Australia’s top utility providers for quality service and cost efficiency.

•        Local & Interstate Moves Tailored solutions whether relocating nearby or across states.

•        Time & Stress Savings Eliminates research, paperwork, and service delays for a faster move-in.

Key Factors Affecting Our Performance

Competition

Connect Simple operates in a competitive utility’s connection market, competing with direct providers, comparison platforms, and relocation services. Our core customers include homeowners, renters, and real estate partners.

Key Risks

•        Changes in utility regulations or pricing

•        Shifts in government energy/infrastructure policies

•        Disruption from digital platforms

•        Fluctuations in housing market activity

Components of Results of Operations

Revenue

Connect Simple Pty Ltd delivers end-to-end utility connection and relocation solutions, with core revenue from residential relocation packages and corporate utility management contracts. We serve diverse clients including private renters, property managers, real estate chains, and business relocation partners throughout Australia.

Cost of Sales

Our Cost of Sales is Commission pay by Connect Simple Pty Ltd.

Additionally, it includes expenses incur.

Results of Operations

For the six-month period ended December 31, 2024

(in US dollars)	Dec-2024	Dec-2023	Change %
Revenue	301,862	13,382	2156%
Cost of sales	226,095	4,542	4878%
Gross profit	75,766	8,841	756%
Operating expenses
General and administrative	35,969	—	100%
Sales and marketing	1,792	—	100%
	37,761		100%
Operating income	38,004	8,841	330%
Income before taxes	38,004	8,841	330%
Tax expense	9,501	—	100%
Net income and comprehensive income for the period	28,503	8,841	222%
Unrealized foreign exchange gain/(loss)	(5,891)	—	100%
Total comprehensive income for the period	22,612	8,841	156%

Revenue

Revenue increased to USD$301,862 in the six months ended December 31, 2024 compared to USD$13,382 in the month December 01, 2023, or 2,156%. The revenue has increased because the number of customers has grown. Additionally, the comparative period reflects a lower base, as the company had only started operations in the last month of that comparative period.

Cost of Sales

Cost of Sales increased to USD$226,095 in the six months ended December 31, 2024 compared to USD$4,542 in the month December 01, 2023, or 4,878%. As our revenue increases our cost of sales typically increases with the Commission related to generating such revenue.

General and Administrative

Our General and Administrative expenses increased to USD $35,969 in the six-month ended December 31 2024, compared to USD$0 in the month December 01 2023 a 100% increase, as there were no such expenses in the comparative month.

Sales and Marketing

Our Sale and Marketing expenses increase of USD$1,792 in the six months ended December 31, 2024 compared to USD$0 in the month December 01, 2023, or about 100%. Sales and marketing expenses have increased because there were no such expenses in the comparative month of December 2023.

Tax expense

Our tax expenses increase of USD$9,501 in the six months ended December 31, 2024 compared to USD$0 in the month December 01, 2023, or about 100%. Tax expenses have increased because there were no such expenses in the comparative month of December 2023.

Foreign exchange gain/(loss) — unrealized

Foreign exchange loss increased by USD$5,891 or 100% to USD 0 in the six months ended December 31, 2024, compared to a USD$0 in the six months ended December 31, 2023. It was due to favorable movement in the exchange rates during the six months ended December 31, 2024, compared to the same period in 2023.

Results of Operations

For the year ended June 30, 2024

(in US dollars)	2024	2023	Change %
Revenue	335,690	—	100%
Cost of sales	108,064	—	100%
Gross profit	227,626	—	100%
Operating expenses
General and administrative	67,048	—	100%
Sales and marketing	1,112	—	100%
	75727	—	100%
Operating income	159,466	—	100%
Income before taxes	159,466	—	100%
Tax expense	39,866	—	100%
Net income and comprehensive income for the period	119,600	—	100%
Unrealized foreign exchange gain/(loss)	2,551	—	100%
Total other comprehensive income for the period	2,551	—	100%
Total comprehensive income for the year	122,151	—	100%

Revenue

Revenue was USD $335,690 for the year ended June 30, 2024. There is no comparison available because the company started operations on December 1, 2023.

Cost of Sales

Cost of Sales USD$108,064 for the year ended June 30, 2024. There is no comparison available because the company started operations on December 1, 2023.

General and Administrative

Our General and Administrative expenses USD$67,048 for the year ended June 30, 2024. There is no comparison available because the company started operations on December 1, 2023.

Sales and Marketing

Our Sale and Marketing expense USD$1,112 for the year ended June 30, 2024. There is no comparison available because the company started operations on December 1, 2023.

Foreign exchange gain/(loss) — unrealized

Exchange Gain USD$2,551 for the year ended June 30, 2024. There is no comparison available because the company started operations on December 1, 2023.

Cash Flows

Cash flows for the six-month period ended December 31, 2024 is as follows:

(in USD dollars)	Dec 2024	Dec 23	Change %
Cash flows generated by operating activities	45,203	8,841	411%
Cash flows generated by (used in) investing activities	—	—
Cash flows (used in) financing activities	—	66	100%

Net cash used in operating activities

Net cash generated from operating activities USD$45,203 for the period ended December 31, 2024. Our profitability increased in the December 31, 2024 period by USD$22,612, offset by an decrease of our receivables of USD$61,184, and lastly a increase of our payables by USD$133,532. While our recoveries from customers decreased in the 2024 period, we chose to leverage our collection efforts in paying off our obligations faster and incurring more expenses to manage our growing personnel and revenue. Connect simple operating cashflows are based on monthly billing to its customers. Invoices are typically received regularly on a monthly basis. Our major operational outflows are contractor.

Net cash used in financing activities

Net cash from financing activities decreased to USD$0 for the period ended December 31, 2024 compared to USD$66 in the month December 01, 2023.

Cash flows for the year ended June 30, 2024 is as follows:

(in USA dollars)	2024	Change %
Cash flows generated by operating activities	74,815	100%
Cash flows generated by (used in) investing activities	—
Cash flows (used in) financing activities	66	100%

Net cash used in operating activities

Net cash generated from operating activities USD$74,815 for the year ended June 30, 2024. Our profitability increased in the June 30, 2024 year by USD $122,151, offset by an increase of our receivables of USD $138,643, and lastly a increase of our payables by USD $71,912. While our recoveries from customers increase in the 2024 year, we chose to leverage our collection efforts in paying off our obligations faster and incurring more expenses to manage our growing personnel and revenue connect simple operating cashflows are based on monthly invoices to its customers. Invoices are typically received regularly on a monthly basis. Our major operational outflows are contractor

Net cash used in financing activities

Net cash from financing activities increase to USD $66 for the year ended June 30, 2024. Because the company started operations on December 1, 2023.

Liquidity and Capital Resources

The company commenced operations on December 1, 2023, and has since established regular revenue streams and a stable financial foundation. As of December 31, 2024, the company reported retained earnings of USD 140,968, reflecting a profitable first year of operations. It also maintained a healthy cash balance of USD 120,084 and a positive working capital position of USD 45,203, indicating that the company has sufficient current assets to meet its short-term obligations. Given the absence of significant liabilities and the presence of consistent income, the company’s liquidity position is sound. The management remains focused on maintaining this positive trajectory by continuing to secure long-term customer contracts, which provide predictable cash inflows, and by implementing prudent financial management practices to ensure sustained growth and operational stability.

Additionally, the company primarily operates in the utility services sector through its digital platform, which serves as the core driver of revenue. The platform enables seamless customer onboarding for services such as electricity, gas, and broadband, under white-label arrangements with partners. This business model allows for consistent and recurring income streams, driven by a network of brokers, consultants, and affiliate sites. The utility services environment provides a predictable and stable source of revenue, with long-term partner relationships contributing to reliable cash inflows. The company maintains healthy gross margins and consistently generates sufficient operating profits to cover its expenses. In the event of any short-term liquidity needs, the company has access to financial facilities that ensure the continued smooth operation of its business activities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

TELE-APPS

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Tele-Apps Group, comprise Tele-Apps Inc., Tele-Apps (FZC), and Tele-Apps India Private Limited (together, for purposes of this section, the Company”).

Tele-Apps has firmly established itself as a market leader and preferred partner in deploying complex Omni Channel application services and carrier-grade solutions. By combining specialist consultancy, application development, and enterprise-grade solutions, Tele-Apps empowers organizations to achieve their goals. The group delivers innovative, market-driven applications, solutions, and consultancy services designed to maximize results for their customers.

Business Model

Tele-Apps operates as a leading provider of cloud contact center services and enterprise communication solutions. The business model is structured around the following key pillars:

1.      Professional Services:    Tele-Apps specializes in architecting, implementing, and integrating customer experience products and technologies tailored to enterprise systems across industries.

2.      Staff Augmentation:    The company provides highly trained and experienced contact center technology specialists to bridge skill gaps, meet temporary requirements, and augment teams for scalability.

3.      Support Services:    Offering comprehensive Telecare support services, Tele-Apps follows a 24/7 global support model for custom applications, technologies, and IT service management.

4.      Customer Experience Solutions:    Tele-Apps delivers technology-driven solutions that enhance customer engagement, improve contextual marketing opportunities, and ensure high customer satisfaction levels.

5.      Innovation and Integration:    By combining specialist consultancy, application development, and enterprise-grade solutions, Tele-Apps focuses on continuous innovation and seamless integration to address evolving market demands.

Through this multifaceted approach, Tele-Apps positions itself as a comprehensive partner for enterprises seeking to transform their customer engagement strategies and operational efficiencies.

Key Factors Affecting Performance

Several factors influence the performance of Tele-Apps, shaping both its operational and financial outcomes:

Technological Innovation and Investment:    The IT and telephony solutions industry evolves rapidly. Tele-Apps must continuously invest in new technologies and upgrade its existing solutions to remain competitive.

Global Economic Conditions:    As an international company, Tele-Apps is exposed to economic fluctuations, currency exchange rates, and geopolitical uncertainties that can impact revenue and profitability.

Regulatory Compliance:    Compliance with various industry regulations, including data privacy laws and telecommunications standards, is essential. Adapting to new regulations may require additional investments and operational adjustments.

Operational Efficiency and Cost Management:    Managing operational costs, including infrastructure expenses, software development, and employee salaries and wages, is crucial to maintaining profitability.

Market Competition:    The industry is highly competitive, with both established players and emerging startups offering similar solutions. Differentiating through innovation, customer service, and reliability is essential.

Customer Retention and Satisfaction:    Maintaining strong relationships with enterprise clients and ensuring high-quality service delivery is key to retaining long-term contracts and generating recurring revenue.

Cybersecurity Risks:    As a provider of digital solutions, Tele-Apps is exposed to cybersecurity threats. Ensuring robust data protection measures and compliance with security standards is crucial to maintaining client trust.

Supply Chain Disruptions:    Dependence on third-party technology providers, cloud infrastructure, and software licensing can create vulnerabilities in the supply chain. Any disruptions can affect service delivery and project timelines.

Skilled Workforce Availability:    The company relies on a highly skilled workforce, including software developers, engineers, and consultants. Attracting and retaining top talent is essential for sustaining innovation and service quality.

Financial Management:    Proper cash flow management, investment strategies, and cost control measures play a critical role in ensuring financial stability and long-term growth.

Components of Results of Operations

Revenue

Tele-Apps generates revenue from the sale of technology related services, subscription-based cloud solutions, licensing and distribution of proprietary software, annual maintenance contracts (“AMC”), and staffing support services. These revenue streams include both one-time and recurring service contracts, ensuring sustained cash flow and long-term client engagement. The company’s revenue mix includes one-time project fees and recurring service contracts.

Cost of Sales

Tele-Apps’ cost of sales primarily consists of direct expenses associated with technology product procurement, licensing fees, cloud infrastructure maintenance, AMC support services, and technical support services. These costs also include personnel expenses for software development, customer support, and implementation teams, ensuring seamless service delivery to enterprise clients. Effective cost control measures are essential to sustain profitability.

Operating Expenses

Tele-Apps’ operating expenses primarily include distribution costs, administrative expenses, and employee-related costs. Administrative expenses consist of employee salaries and benefits, depreciation, office rent, utilities, software licensing fees, and other general overhead costs. The company also incurs marketing and promotional expenses to drive customer acquisition and brand awareness. Research and development expenditures are allocated towards enhancing cloud-based solutions, product innovation, and software upgrades. Managing these operational expenses effectively is critical to sustaining profitability and achieving long-term growth. Managing operational efficiency is a critical factor in controlling overall expenses.

Results of Operations

For the six months ended December 31

(Amounts in USD)	For six months ended 31 December 2024	For six months ended 31 December 2023	Changes%
Revenue from contracts with customers	974,181	1,562,361	(38)%
Direct expenses	(777,997)	(1,283,129)	(39)%
Gross profit	196,184	279,231	(30)%

Other income	314	18,268	(98)%
Selling and business promotion	(3,975)	(40,360)	(90)%
General and administrative	(270,587)	(218,441)	(24)%
Depreciation/amortization	(35,290)	(23,612)	(49)%
Operating income (loss)	(113,355)	15,086	(851)%
Finance cost	(157,084)	(168,060)	(7)%
Income/(loss) before taxes	(270,438)	(152,975)	(77)%
Taxation	—	—	—
Net income/(loss) for the period	(270,438)	(152,975)	(77)%

Revenue

Particulars	2024	2023	Change%
Income from contract with customers:
IT service revenue	839,609	1,661,519	(49)%
Maintenance and support service revenue	134,572	(99,158)	236%
	974,181	1,562,361	(38)%

Total revenue decreased by USD 588,180, or 38%, to USD 974,181 for the period ended December 31, 2024, compared to USD $1,562,361 for the period ended December 31, 2023. This decline was primarily due to a USD $821,910 decrease in IT service revenue owing to a drop in clientele as compared to the prior period. However, revenue from maintenance and support services increased by USD $233,730, helping to partially offset the overall decline.

Cost of Sales

Cost of Sales decreased by USD $505,232, or 39% to USD $777,997 in the six-month ended December 31, 2024 compared to USD $1,283,129 in the period ended December 31, 2023. This was in line with the decrease of revenue. Due to the decrease in maintenance revenues, the associated cost of sales also decreased proportionally.

General and Administrative

General and Administrative expenses increased by USD $52,147 or 24% to USD $270,587 in the six months ended December 31, 2024, compared to USD $218,441 in the period ended December 31, 2023. This was primarily due to the increase of USD $35,144 in license and professional expenses, USD $24,469 in allowance on receivable, USD $22,801 in short term lease expenses, and USD 4,105 in travel costs. compensated by a decrease of USD $28,708 in payroll costs and USD $7,824 in communication expenses.

Selling and marketing expenses

Selling and marketing expenses decreased by USD $36,385 or 90% to USD $3,975 in the six months ended December 31, 2024, compared to USD $40,360 in the period ended December 31, 2023. It was primarily due to an effort to reduce costs and compensate for the decline in revenue.

Finance cost

Finance costs decreased by USD $10,977 or 7% to USD $157,084 in the six months ended December 31, 2024, compared to USD $168,060 in the period ended December 31, 2023. This was due to decrease in loan term loan and decreased in lease liability during the six months ended December 31, 2024 which resulted in lower amounts of interests incurred during the period.

Other income

Other income decreased by USD $17,944 or 98% to USD 314 in the six months ended December 31, 2024, compared to USD $18,268 in the period ended December 31, 2023, due to decrease in interest income and other miscellaneous one-off income during the period.

Results of Operations

For the year ended June 30

(Amount in USD)	2024	2023	Change%
Revenue	2,947,531	4,347,177	(32)%
Cost of sales	(2,339,137)	(3,683,877)	(37)%
Gross profit	608,394	663,300	(8)%
Expenses
Selling and marketing expenses	(45,442)	(11,015)	313%
General and administrative expenses	(389,435)	(521,054)	(25)%
Depreciation/amortization	(37,119)	(36,030)	(3)%
Operating profit	136,398	95,201	43%
Other income – net	18,953	14,447	31%
Finance costs – net	(390,214)	(253,048)	54%
Profit before income tax	(234,863)	(143,400)	(64)%
Income tax expense	(432)	(60,886)	99%
Net income/(loss) for the year	(235,295)	(204,286)	(15)%

Revenue

Particulars	2024	2023	Change%
Income from contract with customers:	—	—	—
IT service revenue	2,473,407	3,885,559	(36)%
Maintenance and support service revenue	474,123	461,618	3%
	2,947,530	4,347,177	(32)%

Total revenue decreased by USD $1,399,647, or 32%, to USD $2,947,530 for the year ended June 30, 2024, compared to USD $4,347,177 for the year ended June 30, 2023. This decline was primarily due to a USD $1,412,152 decrease in IT service revenue. However, revenue from maintenance and support services increased by USD $12,505, helping to partially offset the overall decline.

Cost of Sales

Total cost of sales decreased by USD $1,344,741, or 37%, to USD $2,339,137 for the year ended June 30, 2024, compared to USD $3,683,877 for the year ended June 30, 2023. This decrease was in line with the decrease in revenue. This was mainly attributed to a decrease of USD $798,681 cost spent to provide services to clients and a decrease of USD $554,142 in staff cost directly related to services provided to the Company’s customers.

Selling and Marketing expenses

Selling and marketing expenses increased by USD $34,428 to USD $45,442 for the year ended June 30, 2024, compared to USD $11,015 for the year ended June 30, 2023. This increase for due to marketing efforts to win more contracts and drive sales.

General and Administrative Expenses

General and administrative expenses decreased by USD $131,619 to USD $389,435 for the year ended June 30, 2024, compared to USD $521,054 for the year ended June 30, 2023. This decrease was due to an effort to curtail costs and compensate for the decline in revenue during the year. The decrease in these expenses was mainly due to decrease of USD $41,710 in staff costs, decrease of USD $48,949 in lease expenses, decrease of USD $40,254 in licensing and professional expenses, decrease of USD $12,024 in communication expenses and decrease of USD $14,458 in traveling expenses compensated by increase of USD $6,339 in insurance expenses, increase of USD $7,569 in fuel and power and increase of USD $10,913 in other expenses.

Finance Costs

Finance costs increased sharply by USD $137,166, or 54.2%, to USD $390,214 for the year ended June 30, 2024, compared to USD $253,048 for the year ended June 30, 2023. The significant rise in finance costs is primarily due to higher interest expenses and increased utilization of financial facilities to compensate for the shortfall of cashflow due to decrease in revenue during the year.

Income Tax Expense

Income tax expense decreased by USD $60,454, or 99.3%, to USD $432 for the year ended June 30, 2024, compared to USD $60,886 for the year ended June 30, 2023. This significant decrease is primarily due to lower taxable income resulting from the increase in loss during the year.

Cash Flows

Cash flows for the six months ending December 31 are as follows:

(Amounts in USD)	For six months ended 31 December 2024	For six months ended 31 December 2023	Change%
Cash flows generated by (used in) operating activities	312,248	145,370	(115)%
Cash flows generated by (used in) investing activities	(26,321)	(363)	(7154)%
Cash flows generated by (used in) financing activities	(457,807)	(95,791)	(378)%

Net cash generated from / used in operating activities

Net cash inflow from operating activities increased by USD $166,877, with USD $312,248 generated for the six-month period ended December 31, 2024, compared to USD $145,370 in the corresponding period of 2023. This improvement was primarily attributable to: A reduction in net loss by USD $88,579; Enhanced working capital management, which contributed an additional USD $32,322; and lower payments toward employees’ end-of-service indemnities, resulting in a cash savings of USD $21,688 compared to the prior period. Collectively, these factors significantly strengthened the Company’s operational cash flows during the period.

Net cash used in investing activities

Net cash used in investing activities increased by USD $25,958 with a net outflow of USD $26,321 in the six months ended December 31, 2024, compared to a net outflow of USD $363 in the corresponding period of 2023. This increase was primarily due to higher payments made for the purchase of property, plant, and equipment during the current period.

Net cash used in financing activities

Net cash used in financing activities increased by USD $362,016 with a net outflow of USD $457,807 in the six months ended December 31, 2024, compared to a net outflow of USD $95,791 in the corresponding period of 2023. The higher outflow was mainly due to increased repayments of borrowings during the period under review.

Cash Flows

Cash flows for the fiscal year ending June 30 are as follows:

(Amounts in USD)	2024	2023	Change%
Cash flows generated from (used in) operating activities	169,265	666,974	(75)%
Cash flows generated from (used in) investing activities	277	(27,128)	101%
Cash flows generated from (used in) financing activities	(170,397)	(743,691)	(77)%

Net Cash generated from Operating Activities

Net cash flows from operating activities decreased by USD $497,709, or 75%, to USD $169,265 for the year ended June 30, 2024, compared to USD $666,974 for the year ended June 30, 2023. This decline was primarily driven by reduced cash generation from operations, reflecting increased working capital requirements and higher finance costs. The main cause of this change was materially less cash generated from accounts receivable that resulted in USD $840,643 less cash generated during the year. An improved operating cashflow before changes in working capital, amounting to USD $354,174 compensated for this decline.

Net Cash generated from/(used in) Investing Activities

Net cash flows from investing activities increased by USD $27,405, or 101%, to USD $277 for the year ended June 30, 2024, compared to a net outflow of USD $27,128 for the year ended June 30, 2023. This improvement was primarily due to a reduction in capital expenditures and proceeds received from sale of fixed assets contributing to a more favorable cash position in the current year.

Net Cash generated from/(used in) Financing Activities

Net cash flows from financing activities improved by USD $573,295, or 77%, to a net outflow of USD $170,397 for the year ended June 30, 2024, compared to a net outflow of USD $743,691 for the year ended June 30, 2023. This improvement was primarily due to lower loan repayments and a reduction in owners’ drawings, partially offset by higher finance charges paid and reduced proceeds from borrowings.

Liquidity and Capital Resources

The Company has regular revenue streams and a stable financial outlook. However, due to recurring historic losses it has accumulated a negative equity balance of USD $1,317,299 as of December 31, 2024. The Company had a cash balance of USD $7,465 and a working capital deficit of USD $636,486. This situation creates pressure on its resources. The Company has long-term contacts with its customers that provide a higher level of assurance for regular inflows of cash into the business. The management has further addressed its liquidity challenges through its focus on improving liquidity management practices, ensuring adequate funding for the operations and obligations. This includes increasing revenues from operations by closing larger contracts with customers and optimizing working capital management. Furthermore, management has obtained bank borrowing and a credit line to fund any short-term liquidity requirements,

Additionally, the Company operates in the software implementation industry, generating the majority of their cash flows from long-term contracts with customers. This industry environment provides a stable source of revenue through recurring contracts, which supports the companies’ ability to sustain operations and manage financial commitments. The Company regularly generates sufficient operating margin with a positive gross margin of over 20% that contributes to covering its operating expenses. Any short-term shortfalls can be easily covered through the credit facilities available to the Company.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to certain market risks in the ordinary course of its business, primarily related to fluctuations in interest rates, foreign exchange rates, and liquidity risks. Market risk represents the potential for financial loss due to adverse changes in financial market conditions.

Interest Rate Risk

The Company’s finance costs slightly decreased by USD $10,977 or 7%for the 6 months period ended December 31, 2024, compared to the corresponding period in the previous year. This decrease was driven by repayment of certain borrowing. However, the Company is highly leveraged and is exposed to interest rate risk. Accordingly, the Company actively monitors interest rate fluctuations and manages its exposure through a combination of fixed and floating rate borrowings.

Foreign Exchange Risk

The Company operates in global markets and is exposed to foreign exchange fluctuations that may impact revenue and costs. The Company regularly assesses its exposure and implements hedging strategies where necessary to mitigate risks.

VIS NETWORKS PRIVATE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

VIS Networks Private Limited (for purposes of this section, “VIS Networks” or the “Company”), established in 2011, has grown into a trusted partner for businesses seeking advanced communication and customer experience (“CX”) management solutions. VIS provides services like Unified Communication, Contact Center, Video Conferencing, and Audio-Visual Solutions, catering to global businesses. With a focus on enhancing CX management through state-of-the-art technology, VIS serves diverse industries, ensuring secure, reliable, and efficient communication infrastructures.

Business Model

VIS Networks operates as a key player in the global communication and CX management space, providing advanced technological solutions to diverse business sectors. The company specializes in designing, setting up, and managing integrated communication systems tailored to meet the unique needs of clients across the globe. More recently, VIS Networks has expanded into AI-powered CX innovation, including speech analytics, intelligent call routing, and machine learning — driven customer engagement tools. With over a decade of experience and a growing client base, VIS Networks is recognized for its customer-centric approach, high-quality service delivery, and focus on long-term partnerships. Headquartered in Bangalore (India), VIS Networks has been catering to thousands of businesses from all corners of the world across. The business model of the company is structured around the following pillars:

•        Technological Advancement:    VIS Networks consistently invests in the latest communication technologies, staying at the forefront of innovation in Unified Communication, Video Conferencing, and CX management solutions. By focusing on integrating cutting-edge technologies, the Company ensures that its solutions evolve with the changing demands of its clients.

•        Global Market Penetration:    VIS Networks has expanded its reach across international markets, serving clients in various regions. The Company continues to build its presence in both established and emerging markets, enabling businesses to adopt advanced communication infrastructures that enhance their operational efficiency.

•        Integrated Solutions:    VIS Networks provides end-to-end, customized solutions that cater to the unique communication infrastructure needs of its clients. By leveraging strong partnerships with leading technology providers, the Company offers seamless experience that includes consultancy, design, implementation, and post-sales support.

•        Customer-Centric Approach:    VIS Networks’ business model is built around delivering exceptional customer experience. The Company prides itself on its ability to provide scalable, reliable, and secure solutions, backed by superior post-sales support and a dedicated team of professionals.

Key Factors Affecting Performance

Several key factors influence the performance of VIS Networks, shaping both its operational and financial outcomes:

•        Technological Innovation and Investment:    In a highly competitive and fast-evolving industry, staying ahead with the latest technologies is critical. VIS Networks continuously invests in technological advancements to maintain its competitive edge, but this also requires significant capital expenditure, which must be balanced with profitability.

•        Global Economic Conditions:    As a company with a global footprint, VIS Networks is exposed to the impact of global economic fluctuations. Exchange rate volatility, inflationary pressures, and shifts in market demand can affect the company’s revenue streams and profitability.

•        Operational Efficiency and Cost Management:    Managing rising operational costs, particularly in the areas of administrative expenses and financing costs, remains a key challenge. While VIS is focused on streamlining operations and optimizing costs, increased expenditure in employee costs and technology upgrades could influence its bottom line if not managed effectively.

•        Market Competition:    The communication and CX management solutions market is highly competitive, with both established players and emerging startups vying market share. VIS Networks needs to continuously innovate and offer differentiated, value-driven solutions to maintain and grow its customer base.

•        Debt Management:    With rising financing costs due to increased borrowings for capital expenditures, managing debt levels is crucial to ensure that the company can continue to invest in growth without negatively impacting liquidity and profitability.

•        Customer Retention and Satisfaction:    As a service-oriented company, maintaining high levels of customer satisfaction is vital for sustaining long-term relationships and securing repeat business. VIS Networks’ commitment to superior customer service and post-sales support is a core driver of its success.

Components of Results of Operations

Revenue

We recognize revenue from sales of products, subscription of products, sale/distribution of licenses, annual maintenance charges and staffing support services.

Cost of Sales:

Our Cost of Sales includes expenses directly related to the earning of revenue. It predominantly encompasses costs related to products and licenses, AMC support services and technical support services.

Operating Expenses:

Our operating expenses mainly include distribution expenses, administrative expenses and staff costs. Main administrative expenses are employee benefits, depreciation and other expenses.

Results of Operations

For the six months ended 31 December 2024

(Amounts in USD)	For six months ended 31 December 2024	For six months ended 31 December 2023	Changes %
Revenue	30,111,916	24,360,816	24%
Cost of sales	(19,474,867)	(14,494,781)	34%
Gross profit	10,637,049	9,866,035	8%
Expenses
Distribution costs	(169,613)	(191,441)	(11)%
Administrative expenses	(8,707,592)	(7,567,274)	15%
Operating profit/(loss)	1,759,844	2,107,320	(16)%
Other income	186,167	158,274	18%
Other gains/(loss)-net	(28,362)	(1,500)	1791%
	157,805	156,774	1%
Finance income	23,562	8,475	178%
Finance costs	(218,491)	(155,818)	40%
Finance costs-net	(194,929)	(147,344)	32%
Share of net profit/(loss) of associates and joint ventures account for using the equity method	(76,886)	(31,923)	141%
Profit before income tax	1,645,834	2,084,827	(21)%
Income tax expense	(499,340)	(694,798)	(28)%
Profit for six months	1,146,494	1,390,029	(18)%

(Amounts in USD)	For six months ended 31 December 2024	For six months ended 31 December 2023	Changes %
Profit is attributable to:
Owners of VIS Networks Private Limited	1,186,968	1,544,419	(23)%
Non-controlling interests	(40,474)	(154,390)	(74)%
	1,146,494	1,390,029	(18)%

Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(675,402)	39,897	(1593)%
Income tax relating to these items

Items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	58,719	11,111	428%
Income tax relating to these items	(14,778)	(2,796)	429%
Other comprehensive income for six months, net of tax	(631,462)	48,212	(1410)%
Total comprehensive income for six months	515,032	1,438,241	(64)%

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic earnings per share	0.29	0.38
Diluted earnings per share	0.29	0.38

Revenue

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023	Change %
Sale of products	11,601,013	8,621,209	35%
Subscription of products	103,917	250,361	(58)%
Sale/subscription of licenses	4,528,194	1,947,325	133%
Revenue from annual maintenance charges (“AMC”)	4,803,619	8,350,862	(42)%
Manpower and Staffing support services	7,583,196	5,182,164	45%
	30,111,916	24,360,816	24%

Total revenue increased by USD $5,751,100, or 24%, to USD $30,111,916 for the six months ended December 31, 2024, compared to USD $24,360,816 for the six months ended December 31, 2023. This increase in revenue was due to a USD $2,979,804 increase in sale of products, USD 2,580,869 increase in revenue from sale/subscription of licenses, and USD $2,401,032 increase in manpower and staffing support services. This increase was offset by a USD $146,444 decrease in revenue from subscription of products and a USD $3,547,243 decrease in revenue from AMC.

Cost of Sales

Cost of sales increased by USD $4,980,086, or 34%, to USD $19,474,867 for the six months ended December 31, 2024, compared to USD $14,494,781 for the six months ended December 31, 2023. Increase in cost of sales is due to the increase in revenue. However, this increase outpaced the revenue growth, reflecting higher input costs. The increase in cost of sales was due to a USD $2,274,868 or 30% increase in costs of products sold, USD $2,616,901 or 209% increase in cost of licenses sold, and USD $1,637,738 or 48% increase in technical support services. This was offset by a USD $1,549,422 or 67% decrease in AMC support services.

Distribution Costs

Distribution costs decreased by USD $21828, or (11%), to USD $169,613 for the six months ended December 31, 2024, compared to USD $191,441 for the six months ended December 31, 2023. The decrease in distribution costs reflects improved cost efficiency and better control over marketing and operational expenses.

General and Administrative

Administrative expenses increased by USD $1,140,318, or 15%, to USD $8,707,592 for the six months ended December 31, 2024, compared to USD $7,567,274 for the six months ended December 31, 2023. This increase indicates higher overhead and operational costs, primarily driven by increased employee salary and benefits expenses that increased by USD $760,577 or 14% to USD $6,374,479 for the six months ended December 31, 2024, compared to USD $5,613,902 for the six months ended December 31, 2023.

Other Income

Other Income increased by USD $27,893, or 18%, to USD $186,167 for the six months ended December 31, 2024, compared to USD $158,274 for the six months ended December 31, 2023. This increase was primarily driven by higher gains on the sale of investments and increased foreign exchange gains, partially offset by lower reversals of provisions.

Finance Cost

Finance costs increased sharply by USD $62,673, or 40%, to USD $218,491 for the six months ended December 31, 2024, compared to USD $155,818 for the six months ended December 31, 2023. The significant rise in finance costs is primarily due to higher interest expenses totaling USD $193,702 (including USD $4,976 on lease liabilities) and increased bank charges amounting to USD $24,790, reflecting greater use of financial facilities during the period.

Income Tax Expense

Income tax expense decreased by USD $195,458, or (28%), to USD $499,340 for the six months ended December 31, 2024, compared to USD $694,798 for the six months ended December 31, 2023. The decline in tax expense is primarily due to reduced taxable income during the period, along with adjustments in deferred tax provisions and prior year tax impacts.

Results of Operations

For the year ended June 30

(Amount in USD)	2024	2023	Change %
Revenue	55,573,321	40,439,400	37%
Cost of sales	(35,251,638)	(23,438,024)	50%
Gross profit	20,321,684	17,001,377	20%
Expenses
Distribution costs	(372,789)	(153,316)	143%
Administrative expenses	(15,936,735)	(14,072,634)	13%
Operating profit	4,012,160	2,775,426	45%
Other income – net	551,000	630,868	(13)%
Finance costs – net	(412,307)	(95,407)	332%
Share of net profit of associates and joint ventures accounted for using the equity method	(170,476)	107,902	(258)%
Profit before income tax	3,980,377	3,418,788	16%
Income tax expense	(1,373,495)	(1,001,002)	37%
Profit for the period	2,606,882	2,417,786	8%

Revenue

Particulars	2024	2023	Change %
Sale of products	23,703,751	10,770,289	120%
Subscription of products	229,954	152,029	51%
Sale/subscription of licenses	3,987,219	4,792,184	(17)%
Revenue from annual maintenance charges (“AMC”)	15,494,915	12,544,615	24%
Manpower and Staffing support services	12,083,868	12,180,284	(1)%
	55,573,321	40,439,400	37%

Total revenue increased by USD $15,133,921, or 37%, to USD $55,573,321 for the year ended June 30, 2024, compared to USD $40,439,400 for the year ended June 30, 2023. This increase in revenue was due to a USD $12,933,462 increase in Sale of Products, USD $2,950,300 increase in revenue from AMC, and USD $77,925 increase in subscription of products. This increase was offset by a USD $804,965 decrease in revenue from sale/subscription of licenses and a USD $96,416 decrease in revenue from manpower and staffing support services.

Cost of Sales

Cost of sales increased by USD $11,813,614, or 50%, to USD $35,251,638 for the year ended June 30, 2024, compared to USD $23,438,024 for the year ended June 30, 2023. Increase in cost of sales is due to the increase in revenue. However, this increase outpaced the revenue growth, reflecting higher input costs

Distribution Costs

Distribution costs increased by USD $219,473, or 143%, to USD $372,789 for the year ended June 30, 2024, compared to USD $153,316 for the year ended June 30, 2023. The significant increase in distribution costs reflects higher marketing and operational expenses aligned with revenue growth.

Administrative Expenses

Administrative expenses increased by USD $1,864,101, or 13%, to USD $15,936,735 for the year ended June 30, 2024, compared to USD $14,072,634 for the year ended June 30, 2023. This increase indicates higher overhead and operational costs, primarily driven by increased employee salary and benefits expenses that increased by USD $1,030,109 to USD $10,924,998 for the year ended June 30, 2024, compared to USD $9,894,889 for the year ended June 30, 2023.

Other Income

Other Income decreased by USD $79,868, or 13%, to USD $551,000 for the year ended June 30, 2024, compared to USD $630,868 for the year ended June 30, 2023. This decrease was primarily due to lower gains on the sale of investments and reduced foreign exchange gains, offset slightly by minor reversals of provisions that were no longer required.

Finance Costs

Finance costs increased sharply by USD $316,900, or 332%, to USD $412,307 for the year ended June 30, 2024, compared to USD $95,407 for the year ended June 30, 2023. The significant rise in finance costs is primarily due to higher interest expenses and increased utilization of financial facilities where interest cost increased by USD $298,906 and other bank charges increased by USD $65,645.

Income Tax Expense

Income tax expense increased by USD $372,493, or 37%, to USD $1,373,495 for the year ended June 30, 2024, compared to USD $1,001,002 for the year ended June 30, 2023. The rise in tax expense is consistent with the increase in pre-tax profit and reflects the company’s growing taxable earnings base.

Cash Flows

Analysis of cash flows for the six months ended December 31 is as follows:

(Amounts in USD)	For six months ended 31 December 2024	For six months ended 31 December 2023	Changes %
Cash flows generated by/(used in) operating activities	3,297,204	571,779	477%
Cash flows generated by (used in) investing activities	(311,576)	(36,618)	751%
Cash flows generated by (used in) financing activities	(2,508,578)	667,626	(476)%

Net Cash flows Generated by (Used in) Operating Activities

Net cash flow from operating activities increased by USD $2,725,425 to USD $3,297,204 for the six months ended December 31, 2024, compared to USD $571,779 for the six months ended December 31, 2023. This improvement was mainly driven by higher operating cash generation and favourable changes in working capital, particularly increased trade receivables collections and trade payables. A tax refund of USD $41,381 in 2024, versus a payment of USD $1,456,348 in 2023, also contributed to the positive change.

Net Cash flows Generated by (used in) Investing Activities:

Net cash outflow from investing activities increased by USD $274,958 to a net outflow of USD $311,576 for the six months ended December 31, 2024, compared to an outflow of USD $36,618 in the previous year. This increase was mainly due to higher spending on property, plant, and equipment and intangible assets, totaling USD $651,809 in 2024 compared to USD $52,642 in 2023.

Net Cash flows Generated by (Used in) Financing Activities:

Net cash flow from financing activities decreased by USD $3,176,204, shifting from a net inflow of USD $667,626 in the six months ended December 31, 2023 to a net outflow of USD $2,508,578 in the current period. The reduction was mainly due to lower proceeds from borrowings (USD $1,722,549 in 2024 vs. USD $2,918,694 in 2023) and higher finance charges paid (USD $510,099 in 2024 vs. USD $145,548 in 2023).

Liquidity and Capital Resources

The Company continues to maintain a stable financial position with regular revenue streams and a focus on liquidity management. However, for the six months ended December 31, 2024, the Company experienced a net cash outflow from operating activities of USD $3,297,204 compared to an inflow of USD $571,779 in the previous year., Despite the temporary decline in operating cash flows, the Company effectively managed its liquidity through investing and financing activities As of December 31, 2024, the Company maintained a cash balance of USD $3,063,958, ensuring sufficient liquidity to support its ongoing operations. Despite the changes in cash flows, the Company continues to focus on optimizing working capital and diversifying funding sources to mitigate liquidity risks. As of December 31, 2024, the Company had a healthy positive working capital balance of USD $13,122,291 and shareholders’ equity balance of USD $19,092,645, reflecting strong liquidity and a sound capital resources position. The Company is profit-making and is well equipped to meet its operational and financial obligations in the foreseeable future.

Additionally, the Company sustains substantial operating expenses and ensures positive operating margins, allowing it to cover its financial obligations. Any short-term liquidity gaps can be managed through the positive working capital position and available credit facilities

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to certain market risks in the ordinary course of its business, primarily related to fluctuations in interest rates, foreign exchange rates, and liquidity risks. Market risk represents the potential for financial loss due to adverse changes in financial market conditions.

Interest Rate Risk

The Company’s avails financial facilities and pays interest on these facilities, the company is exposed to the risk of changes in interest rates. The Company actively monitors interest rate fluctuations and manages its exposure through a combination of fixed and floating rate borrowings.

Foreign Exchange Risk

The Company operates in global markets and is exposed to foreign exchange fluctuations that may impact revenue and costs. The Company regularly assesses its exposure and implements hedging strategies where necessary to mitigate risks.

Liquidity Risk

While the Company experienced a net cash inflow of USD $3,338,584 from operating activities for the six months ended December 31, 2024, compared to an inflow of USD $884,668 in the same period of 2023, it continues to maintain a strong liquidity position. As of December 31, 2024, the Company held a cash balance of USD $3,063,958, a positive working capital of USD $13,121,291, and a strong equity position, ensuring its ability to meet short-term financial obligations. The Company actively manages market risks by diversifying its funding sources, optimizing working capital, and monitoring global economic conditions to mitigate any adverse financial impacts.

Cash Flows

Analysis of cash flows for the fiscal years ended June 30 is as follows:

(Amount in USD)	2024	2023	Change %
Cash flows generated by (used in) operating activities	(187,946)	2,150,131	(108.74)%
Cash flows generated by (used in) investing activities	(544,101)	(6,051,881)	90.02%
Cash flows generated by (used in) financing activities	1,110,659	2,691,967	(58.73)%

Net Cash flows Generated by (Used in) Operating Activities

Net cash flow from operating activities decreased by USD $2,338,077 to (USD $187,946) for the year ended June 30, 2024, compared to USD $2,150,131 for the year ended June 30, 2023. This change was primarily driven by a significant decrease in cash generation from operations, which declined by USD $938,097, reflecting increased working capital requirements. There was also an increase of USD $1,552,850 in income tax payments, further impacting net cash flows. However, the decrease was partially offset by improved trade and other payables, which increased by USD $4,735,461, compared to USD $2,315,378 in the prior year.

Net Cash flows Generated by (used in) from Investing Activities

Net cash outflow from investing activities decreased by USD $5,507,780 to a net outflow of USD $544,101 for the year ended June 30, 2024, compared to an outflow of USD $6,051,881 in the previous year. This improvement was primarily due to a significant reduction in payments for property, plant, and equipment and intangible assets, where there was net outflow of only USD $651,809 during the year ended June 30, 2024 in comparison to a net outflow of USD $6,113,776 during the year ended June 30, 2023.

Net Cash flows Generated by (Used in)) Financing Activities

Net cash inflow from financing activities decreased by USD $1,581,308 to USD $1,110,659 for the year ended June 30, 2024, compared to a net inflow of USD $2,691,967 in the previous year. The reduction in cash inflows was mainly due to lower proceeds from borrowings (USD $1,722,549 in 2024 vs. USD $2,918,694 in 2023) and higher finance charges paid (USD $510,099 in 2024 vs. USD 145,548 in 2023).

Liquidity and Capital Resources

The Company continues to maintain a stable financial position with regular revenue streams and a focus on liquidity management. However, for the year ended June 30, 2024, the Company experienced a net cash outflow from operating activities of USD $187,946, compared to an inflow of USD $2,150,131 in the previous year.

Despite the temporary decline in operating cash flows, the Company effectively managed its liquidity through investing and financing activities.

As of June 30, 2024, the Company maintained a cash balance of USD $2,8314,179 ensuring sufficient liquidity to support its ongoing operations. Despite the changes in cash flows, the Company continues to focus on optimizing working capital and diversifying funding sources to mitigate liquidity risks. As of June 30, 2024, the Company had a healthy positive working capital balance of USD $12,562,634 and shareholders’ equity balance of USD $18,451,566 showing a healthy and strong liquidity and capital resources position. The company is profit making and can sufficiently meet its operational and financial commitments in the foreseeable future.

Additionally, the Company sustains substantial operating expenses and ensures positive operating margins, allowing it to cover its financial obligations. Any short-term liquidity gaps can be managed through the positive working capital position and available credit facilities.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to certain market risks in the ordinary course of its business, primarily related to fluctuations in interest rates, foreign exchange rates, and liquidity risks. Market risk represents the potential for financial loss due to adverse changes in financial market conditions

Interest Rate Risk

The Company’s avails financial facilities and pays interest on these facilities, the company is exposed to the risk of changes in interest rates. The company actively monitors interest rate fluctuations and manages its exposure through a combination of fixed and floating rate borrowings.

Foreign Exchange Risk

The Company operates in global markets and is exposed to foreign exchange fluctuations that may impact revenue and costs. The company regularly assesses its exposure and implements hedging strategies where necessary to mitigate risks.

Liquidity Risk

While the Company experienced a net cash outflow of USD $187,946 from operating activities in 2024, compared to an inflow of USD $2,150,131 in 2023, it maintains a strong liquidity position. As of June 30, 2024, the Company had a cash balance of USD $2,8314,179, a positive working capital balance of USD $12,562,634 and a positive equity position, ensuring the ability to meet its financial obligations.

The Company actively manages market risks by diversifying its funding sources, optimizing working capital, and monitoring global economic conditions to mitigate any adverse financial impacts.

MIRRAGIN RAS CONSULTING PTY LTD

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Mirragin RAS Consulting Pty Ltd (“Mirragin” or for the purpose of this section, “the Company”) was established in Australia, on April 01, 2011, and operates under a business license issued by Australian Securities Exchange. Mirragin is a specialist technology consulting company, with a primary focus on robotics and autonomous systems. Mirragin helps implement technology programs, in order to reduce costs, increase capability and save lives. With a focus on delivering tailored solutions to meet the unique needs of each client, Mirragin leverages industry expertise and innovative strategies to drive success.

Mirragin’s primary customers include Defense, Federal, State and Local Government, and large commercial businesses.

Business Model

•        Core Methodology:    Our core methodology is to “define, design, and deliver”.

•        Define:    The success of any technology program starts with an in-depth understanding of our client and the key challenges they’re facing. In this phase, we understand the problem or opportunity in detail, including identification of the operational scenarios, user requirements, constraints and limitations and the existing system. This phase may also include the development of strategic roadmaps and/or market scans.

•        Design:    Armed with a deep insight into the opportunity, we then design a technology program that leverages the client’s existing technology, systems, processes, and people. We help the client to select the appropriate technology to meet their needs, based on our knowledge of the robotics and autonomous systems ecosystem. This includes not just the platform, but also the payloads, control system and the data processing tools. In addition, we design the appropriate workforce to operate the system, analyze the data and make decisions (which address the opportunity). The design phase also includes all the requisite enablers, such as operations, facilities, legal, financial, engineering, maintenance, supply and facilities support.

•        Deliver:    Should a customer require, we are also able to help them implement the capability within their organization. This includes aspects such as helping them obtain the required operating approvals, developing and training a workforce, writing and implementing procedures, and integration of the new capability into their existing system.

Our three services arms are:

•        Consulting Services:    We provide consulting advice and support to our clients to unlock the potential of drone technology as a powerful business asset. Improve visibility, decrease costs, and increase productivity on our client’s next project.

•        Training:    We provide support to our clients to train and develop their workforce in the operation of robotics and autonomous systems technology. This may include the provision of technology education, basic training such as Remotely Piloted Aircraft Operation Licenses (“RePL”) (through our partner organizations), or more advanced mission training.

•        Testing & Assurance Services:    Successful implementation of a technology program requires a strong test and assurance program, to reduce the risk of incorrect technology selection or poor integration. Our test team has credentials from leading Test and Evaluation schools, and we have deep experience in this area. Our test and assurance services span from assisting our customers to conduct trials to better understand the technology, through to assurance activities to ensure that delivered capability is safe and fit for purpose.

Key Factors Affecting Our Performance

At Mirragin we have a focus on strategy and project management, we partner with our clients to increase capability, prioritize safety and reduce costs. As a specialized technology company, we face limited direct competition. Due to rapid technological advancement in drone technology and AI, Mirragin distinguishes itself by producing the “Australian Drone Ecosystem Directory,” which is a comprehensive listing of drone service providers in the country, showcasing its central role in the industry. This not only highlights its expertise but also positions it as a key player in shaping the future of drone technology in Australia. The team at Mirragin is composed of highly experienced professionals, many of whom have extensive experience in the defense, government, and commercial sectors. We have also been a significant sponsor of local drone and robotics related events, such as the World of Drones and Robotics Congress.

Robotics and autonomous systems are still considered emerging technology. As such, we face a challenge in convincing our customers that these systems will deliver significant benefits, such as cost savings or safety outcomes, compared to the existing status quo. We also need to convince them that the technology is sufficiently complex and that they need external support to help them to implement the technology.

Components of Results of Operations

Revenue

We recognize revenue from the following major sources which are Consulting services provided to diversified sectors such as agriculture, mining, airports, commercial aviation & infrastructure, government & emergency services, construction, etc. We also offer training services, testing, and assurance services.

Cost of Sales

Our Cost of Sales predominantly encompasses salaries paid to the company’s employees that are directly attributable to our revenue generating activities, costs related to subcontractors and travel expenses incurred for the purpose of providing services to our customers.

Operating Expenses

Our General and Administrative expenses primarily include our employees’ salaries and benefits, fee and subscriptions expenses, travel expenses, legal and professional charges and marketing expenses incurred during the periods presented.

Results of Operations

For the six months ended December 31

(Amounts in USD)	2024	2023	Change
Revenue	898,162	1,570,310	(43)%
Cost of sales	(587,923)	(1,040,412)	(43)%
Gross profit	310,239	529,898	(41)%

Expenses
General and administrative	(232,010)	(604,849)	(62)%
Other income	3,160	3,944	(20)%
Operating income (loss)	81,389	(71,007)	215%
Finance income	—	—	—
Interest expense, net	(7,763)	(9,769)	(21)%
Income/(loss) before taxes	73,626	(80,776)	191%
Tax expense	(18,406)	—	(100)%
Net income/(loss) for the period	55,219	(80,776)	168%

Revenue

The following table presents our revenue breakdown for the periods indicated:

(Amounts in USD)	2024	2023	Change %
Consulting services	754,768	1,502,338	(50)%
Testing and Assurance services	143,394	23,047	522%
Service Commission	—	44,925	(100)%
	898,162	1,570,311	(43)%

Total revenue decreased by USD $747,570, or 43 % to USD $898,162 for the six months ended December 31, 2024, compared to USD $1,570,311 for the six months ended December 31, 2023. The decrease in revenue was mainly due to a decrease in Australian Federal Government spending on Defense and external consultants (despite an increase in market demand for drone services). It is expected that Australian Government spending on Defense and external consultants will begin to grow again post July 2025. There is an increasing opportunity to service non-Governmental entities within Australia, as well as opportunities to service Government organizations in markets outside of Australia.

Cost of Sales

Cost of Sales decreased by USD $452,489, or 43% to USD $587,923 in the six-month period ended December 31, 2024, compared to USD $1,040,412 in the six months ended December 31, 2023. The overall decrease in the cost of sales is in line with the decrease in revenue.

General and Administrative

General and Administrative expenses decreased by USD $372,839 or 62% to USD $232,010 in the six months ended December 31, 2024, compared to USD $604,849 in the six months ended December 31, 2023. It was primarily due to the decrease in Salaries, Wages and other Benefits of USD $350,778, fee and subscriptions of USD $4,820, travel expenses of USD $9,923 and marketing expenses of USD $4,601.

Other Income

Other income decreased by USD $784 or 20% to USD $3,160 in the six months ended December 31, 2024, compared to USD $3,944 in the six months ended December 31, 2023. It was primarily due to the decrease in redemption of reward points during the current period.

Interest Expense

Interest expenses decreased by USD $2,006 or 21% to USD $7,763 in the six months ended December 31, 2024, compared to USD $9,769 in the six months ended December 31, 2023. This was due to lower utilization of financing facilities during the six months ended December 31, 2024.

Results of Operations

For the year ended June 30

(Amounts in USD)	2024	2023	Change
Revenue	2,730,635	4,319,603	(37)%
Cost of sales	(1,846,059)	(2,989,087)	(38)%
Gross profit	884,576	1,330,516	(34)%
Expenses
General and administrative	(873,578)	(1,273,712)	(31)%
Other income	5,703	64,982	(91)%
Operating profit/(loss)	16,701	121,786	(86)%
Finance cost	(14,962)	(19,805)	(24)%
Finance income	0	3,778	(100)%
Profit/(loss) before taxation	1,739	105,759	(98)%
Taxation	(710)	(17,078)	(96)%
Profit/(loss) after taxation	1,029	88,681	(99)%

Revenue

The following table presents our revenue breakdown for the periods indicated:

(Amounts in USD)	2024	2023	Change
Consulting services	2,374,514	3,853,415	(38)%
Testing and Assurance services	254,060	389,207	(35)%
Other Revenue	27,305	—	100
Services Commission	74,756	76,982	(3)%
	2,730,635	4,319,603	(37)%

Total revenue decreased by 37%, to USD $2,730,635 in 2024, compared to USD $4,319,603 in 2023. This decline is primarily attributable to the loss of significant customers, including Air Service Australia and SEG. Additionally, a high rate of employee turnover has also contributed to the reduction in revenue.

Cost of Sales

Cost of Sales was USD $1,846,059 in 2024 compared to USD $2,989,087 in 2023, showing a 38% decrease over year. The cost of sales followed the 37% decline in revenue. There was a decrease of USD $600,467 in hiring cost of Subcontractors compared to previous year to compensate for the workload and provide support to its internal resources. Additionally, there was a decrease in travel cost of 37% in 2024 compared to 2023.

General and Administrative

General and Administrative expenses decreased by 31% in 2024, USD $873,578 compared to USD $1,273,712 in 2023. The decrease in General and Administrative costs was primarily related to a decrease in scale and activities necessary to support the decline in revenue. This decrease in G&A expenses was attributed to decrease in salaries and benefits of USD $178,076, decrease in fee and subscription of USD $75,619, decrease in legal & professional charges of USD $21,926, decrease in traveling cost of USD $49,006, decrease of USD $26,742 in marketing and advertising expenses as well as a decrease of USD $9,629 in facility rental.

Other Income

Other income decreased to USD $5,703 in 2024 compared to USD $64,982 in 2023, or 91%. It was due to onetime redemption of American Express reward points and refundable R&D Tax Offset during 2023.

Finance Income

Finance income decreased by 100% to USD $0 in 2024 compared to USD $3,778 in 2023. It was due to the transfer of funds from saving account by 30 June 2023 to business current account.

Interest Expense

Interest expense decreased to $14,962 USD in 2024 compared to USD $19,805 in 2023, or 24%. This was due to lower utilization of financial facilities during the year ended June 30, 2024, in comparison to the prior year.

Cash Flows

Cash flows for the six months ending December 31 is as follows:

(Amounts in USD)	2024	2023	Change %
Cash flows generated by (used in) operating activities	(38,720)	245,385	(116%)
Cash flows generated by (used in) investing activities	(24,641)	(57,874)	57%
Cash flows generated by (used in) financing activities	(4,384)	(32,404)	86%

Net cash generated by operating activities

Net cash used in operating activities amounted to USD $38,720 in the six months ended December 31, 2024, compared to net cash generated of USD $245,385 in the corresponding period of 2023, reflecting a decrease of USD $284,105. Although the Company generated an extra USD $131,093 in profits in comparison to the corresponding period of 2023, this was compensated by adverse changes in working capital where the company had a net outflow of USD $38,720 during the current period in comparison to a net inflow of USD $245,385 during the corresponding period of year 2023.

Net cash used in investing activities

Net cash used in investing activities decreased to USD $24,641 in the six months ended December 31, 2024, compared to USD $57,874 in the corresponding period of 2023, representing an improvement in cash flow by USD $33,233. This was due to lower amounts of advances and capital expenditure during the period.

Net cash used in financing activities

Net cash used in financing activities decreased to USD $4,384 in the six months ended December 31, 2024, compared to USD $32,404 in the same period of 2023, showing a reduction of USD $28,020. The lower financing outflows were mainly due to comparatively lower repayments of borrowings and other financing obligations during the period.

Cash flows for the fiscal year ending June 30 is as follows:

(Amounts in USD)	2024	2023	Change %
Cash flows generated by/ (used in) operating activities	340,038	(146,409)	332%
Cash flows generated by (used in) investing activities	(237,504)	9,723	(2,543)%
Cash flows generated by (used in) financing activities	(47,680)	(22,290)	(114)%

Net cash used in operating activities

For the year ended 30 June 2024, the company recorded a net profit after tax of USD $1,029. After adjustments for non-cash items, such as depreciation and amortization of USD $29,995 in the operating cash flow before changes in working capital amounted to USD $30,640.

During the year ended June 30, 2024, the company generated USD $193,629 more as compared to the year ended June 30, 2023, to fund its operating activities. This was primarily due to a decrease in current liabilities of USD $(737,070) offset by a decrease of USD $1,046,468 in current assets.

Net cash generated from investing activities

Net cash used in investing activities stood at USD $237,504 in 2024 compared to an inflow of USD $9,723 in 2023. This decline was mainly due to spending on developing intangible assets.

Net cash used in financing activities

Net cash flows used in financing activities stood at USD $47,680 in 2024 compared to cash used of USD $22,290 in 2023. This was mainly due to repayment of long-term loans during the current year.

Liquidity and Capital Resources

The Company has regular revenue streams and a stable financial outlook. It is a profitable company where the revenue inflows fully covers its costs. The Company generates positive cash flow and is financially stable with a regular customer base and stable revenue outlook. The management focuses on enhancing the Company’s liquidity management practices, ensuring adequate funding for our operations and obligations. This includes optimizing working capital management and diversifying funding sources to mitigate liquidity risks. Our sources of liquidity include cash and cash equivalents, cash from operations and amounts available under credit facilities. As on December 31, 2024, the Company had a cash balance of USD $145,417 and a working capital deficit of USD $158,130. However, its long-term and short-term financials facilities and stable flow of income will effectively support its operating activities for the foreseeable future. It regularly generates sufficient operating margin with a positive gross margin of approximately 41% that sufficiently contributes to covering its operating expenses.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.

NISUS AUSTRALIA PTY LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Nisus Australia Pty Ltd is a customer-centric company that specializes in ICT recruitment and ICT consulting services. Nisus Australia has a fast growing and strong customer base which encompasses Australian Government and private sector customers.

Business Model

Recruitment Services

Our recruitment services are fueled by a deep understanding of ICT and a passion for personalized solutions. As a team of enthusiastic ICT specialists, each with extensive experience in project delivery, we bring a unique perspective to the recruitment process.

Being a trusted member of multiple Australian Government panels and a preferred supplier of ICT contractors to Australian Federal and State/Territory government agencies, Nisus excels in providing recruitment services that cater specifically to the ICT sector. Our comprehensive range of recruitment services covers the following roles:

•        Business and System Analysts:    We specialize in identifying talented professionals who possess the high level analytical and communication skills necessary to focus on business outcome and drive business and system improvements.

•        Data Analysts and Data Scientists:    Our expertise in data analytics allows us to connect organizations with skilled individuals who can unlock the value hidden within their data.

•        Solution and Enterprise Architects:    Nisus has a network of exceptional architects who can design and implement innovative and scalable solutions that align with business objectives.

•        Developers:    Our recruitment services encompass a wide range of software development roles, connecting organizations with talented developers who excel in various programming languages and technologies.

•        Test Analysts:    We understand the critical role testing plays in ensuring the quality and reliability of ICT systems. Our recruitment process identifies skilled manual and automation test analysts who can execute thorough and efficient testing strategies.

•        Integration Specialists:    We specialize in sourcing experts who possess the knowledge and experience to seamlessly integrate diverse systems and cloud technologies.

•        Other ICT Specialists:    Our recruitment services extend to various other ICT specialties, ensuring that we can meet your unique staffing needs across the entire ICT spectrum.

What sets Nisus apart from other competitors is our commitment to adding genuine value to the job application process and career advancement of our candidates. We openly share and leverage our own ICT expertise, providing guidance and support to candidates throughout their journey.

For our client organizations, we are committed to delivering quality over quantity. Nisus takes the time to thoroughly understand their job requirements and only submits the most suitable candidates. Our post-placement follow-ups with both customers and the placed personnel ensure that the placement has been successful, fostering long-term partnerships built on trust and satisfaction.

ICT Consulting Services

At Nisus, we prioritize building effective relationships with our client organizations. Our customer-centric approach to service coordination and delivery ensures that we invest time and effort in understanding our clients’ unique business domains, project requirements, and resource needs. This deep understanding allows us to tailor our services specifically to meet customers’ evolving needs. Nisus continues to expand its services and personnel to meet the demands of our rapidly growing market share, we steadfastly maintain our position as a trusted and sought-after partner for ICT personnel services, particularly in the Australian Government sector. Our commitment to delivering customer-centric services, coupled with our unwavering pursuit of ICT technical excellence, drives our growth and sets us apart in the industry. We strive to be the go-to choice for organizations seeking a reliable and innovative partner who can seamlessly integrate recruitment and ICT consulting services to drive their success.

We offer a comprehensive range of consulting services, including:

•        ICT Governance and Strategy Advisory:    Our experts provide guidance and strategic advice to help organisations develop robust ICT governance frameworks and align their technology strategies with business objectives.

•        IT Procurement and Tender Evaluation:    We assist clients in navigating the complex landscape of IT procurement, ensuring fair and transparent processes while evaluating tenders to identify the best-fit solutions for their specific requirements.

•        Project Management:    Our skilled program and project managers leverage industry best practices to ensure the successful planning, execution, and delivery of ICT projects, keeping stakeholders informed and projects on track.

•        Business Analysis:    We employ a systematic and agile approach to analyze business needs, business processes, identify areas for improvement, and put forward recommendations that drive efficiency, productivity, and innovation.

•        Data Analysis and Data Science:    Our data experts help organizations unlock the power of data through advanced analytics, artificial intelligence, machine learning, and data science techniques, enabling data-driven decision-making and business optimization.

•        Solution Design and Architecture:    We design scalable and robust ICT solutions tailored to our clients› unique needs, ensuring alignment with industry standards, security requirements, and future growth potential.

•        Testing:    We employ rigorous manual or automation testing methodologies to ensure the reliability, functionality, and security of ICT systems and applications, reducing risks and ensuring a seamless user experience.

•        Cyber Security:    Our experts provide comprehensive cyber security services, including risk assessments, iRAP assessment, vulnerability management, incident response, and proactive measures to protect critical information assets.

We are expanding our services into new sectors, states and markets, with a focus on markets in other government and private organizations to further diverse our customer base.

Key Factors Affecting Our Performance

Competition

As a recruitment and ICT consulting service provider, we face significant competition as we expand our services and market share for government and private sector contracts. Our competitors include ICT recruitment firms as well as ICT consulting companies ranging from “Big 4” consultancy firms to small and medium-sized businesses.

Our largest customers are Australian Government organizations. Significant changes to the government’s spending in hiring contractors or consultants, government panel arrangement and procurement policies could be key factors affecting the ICT recruitment and ICT consulting services market in the public sector and therefore pose significant risks to our performance and revenue.

Competitive Strengths

We believe that we have the following competitive strengths that set us apart from the current market:

•        Leadership with ICT expertise:    our management team is comprised of highly experienced ICT professionals who possess an average of over 15 years of relevant experience, particularly in the market working with government organizations.

•        Proven Track Record:    we have a successful history of delivering services and forming partnerships with Australian Federal and State government organizations, demonstrating a deep understanding of government regulations, policies, ICT systems, digital service standards, delivery methodologies, and culture. We have proven experience in successfully delivering services with over 25 government and private organizations and producing positive outcomes.

•        Enhancing customer panel memberships and market reach:    Based on our track record in delivering services in the government sector, we are an approved vendor on several major whole-of-government panels. We are further expanding our panel memberships by increasing the coverage of service categories in the current panels as well as plan to apply to enter new panels as they become available. These comprehensive panel memberships provide us with valuable opportunities to access personnel recruitment opportunities and ICT service delivery tenders, strengthening our position in the market.

•        Expanding our managed service offering:    Managed service arrangement with the Australian government allows us to provide services to customers via direct sourcing. Nisus is in the process of expanding our manager service offering.

These developments further strengthen our position as a preferred vendor for government agencies and enhance the growth potential.

Components of Results of Operations

Revenue

Nisus Australia offers recruitment and ICT Consulting services, with its primary revenue streams stemming from recruitment service contracts and ICT managed service contracts. The customer base encompasses a diverse range of customers, spanning Australian Federal Government, State Government, and private sector organizations.

Cost of Sales

Our Cost of Sales predominantly encompasses wages and expenses paid to personnel provided by Nisus Payroll Pty Ltd.

Additionally, it includes expenses incurred by Nisus Australia Pty Ltd and directly attributed to the cost of servicing existing contracts.

Results of Operations

For the six months ended December 31

(in Australian dollars)	2024	2023	Change %
Revenue	6,924,056	5,889,812	18%
Cost of sales	(5,721,196)	(5,009,312)	14%
Gross profit	1,202,860	880,501	37%
Operating expenses
General and administrative	(527,161)	(351,878)	50%
Sales and marketing	(8,679)	(7,783)	12%
Operating income	667,020	520,840	28%
Other income	20	—	100%
Interest income	11,907	8,903	34%
Income before taxes	678,947	529,743	28%
Tax expense	169,737	131,803	29%
Profit/(loss) after taxation	509,210	397,941	28%

Revenue

Revenue increased to A$6,924,056 in the six months ended December 31, 2024 compared to A$5,889,812 in the six months ended December 31, 2023, or 18%. The increase in revenue is due to the expansion of our operations and subsequently an increased number of billable hours charged to customers for our services.

Cost of Sales

Cost of Sales increased to A$5,721,196 in the six months ended December 31, 2024 compared to A$5,009,312 in the six months ended December 31, 2023, or 14%. The increase in Cost of Sales is due largely in part of our expanded customer base and the normal increase in associated personnel costs. As our revenue increases our cost of sales typically increases with the direct labor billings related to generating such revenue.

General and Administrative

Our General and Administrative expenses increased by A$527,161 to A$351,878 in the six months ended December 31, 2024 compared to A$351,878 in the six months ended December 31, 2023, or 50%. The increase in General and Administrative costs are primarily related to an increase in professional fees of A$103,411 because of hiring external consultants to provide accounting and legal support. Secondly, the increase is also related to salaries and benefits increasing by A$63,189 as a result of the added expenses of managing our talent pool.

Sales and Marketing

Our Sale and Marketing expenses remained relatively consistent at a slight decrease of A$8,679, to A$7,783 in the six months ended December 31, 2024 compared to A$7,783 in the six months ended December 31, 2023, or about 12%. We had minimal changes in our marketing efforts during 2024 due to our ability to retain existing customers and attract new ones with minimal new marketing campaigns.

Interest Income

Our Interest income increased to A$11,907 in the six months ended December 31, 2024 compared to A$8,903 in the six months ended December 31, 2023, or 34%, related to a higher bank interest earned as the December 31, 2024 period of cash balance throughout the period was higher compared to the December 31, 2023 period.

Results of Operations

For the year ended June 30

(in Australian dollars)	2024	2023	Change %
Revenue	12,673,128	11,622,386	9%
Cost of sales	(10,757,811)	(9,850,771)	9%
Gross profit	1,915,317	1,771,615	8%
General and administrative	(720,098)	(623,753)	15%
Sales and marketing	(14,938)	(14,092)	6%
Operating profit/(loss)	1,180,281	1,133,770	4%
Other income	—	333	100%
Interest income	20,495	14,200	44%
Profit/(loss) before taxation	1,200,776	1,148,303	5%
Taxation	(300,682)	(287,039)	5%
Profit/(loss) after taxation	900,094	861,264	5%

Revenue

Revenue increased to A$12,673,128 in fiscal 2024 compared to A$11,622,386 in fiscal year 2023, or 9%. The increase in revenue is due to expanding our customer base to include additional governmental entities and private clients and overall expansion in operations.

Cost of Sales

Cost of Sales increased to A$10,757,811in fiscal year 2024 compared to A$9,850,771 in fiscal year 2023, or 9%. The increase in Cost of Sales is due largely in part of our expanded customer base and the normal increase in associated personnel costs.

General and Administrative expenses

General and Administrative expenses increased by A$96,345 to A$720,098 in fiscal year 2024 compared to A$623,753 in fiscal 2023 or a 15% increase. This increase in General and Administrative expenses is primarily due to an A$52,943 increase in professional fee, an increase of A$49,267 in salaries and benefits, and an increase of A$30,438 in miscellaneous expenses compensated by decrease of A$27,513 in insurance and A$4,654 in office expenses. The main increase in professional consultancy fees and salaries and benefits was driven by our revenue growth and higher level of activities during the year.

Sales and Marketing expenses

Sale and Marketing expenses remained relatively consistent at A$14,938 in fiscal 2024 compared to A$14,092 in fiscal year 2023, or about 6%. There are minimal changes in our marketing efforts during 2024.

Interest Income

Our Interest income increased to A$20,495 in fiscal year 2024 compared to A$14,200 in fiscal year 2023, or a 44%. This was due to a higher bank interest earned as the balance held in bank accounts during the year ended June 30, 2024 was higher than that for the year ended June 30, 2023.

Cash Flows

Cash flows for the six months ending December 31 is as follows:

(in Australian dollars)	2024	2023	Change %
Cash flows generated by operating activities	155,892	367,960	(59)%
Cash flows generated by (used in) investing activities	(965)	74,674	(101)%
Cash flows (used in) financing activities	(340,000)	(1,060,423)	(68)%

Net cash used in operating activities

Net cash generated from operating activities decreased to A$155,892 in the six months ended December 31, 2024, compared to A$367,960 in in the six months ended December 31, 2023, or 59%. Our profitability increased in the December 31, 2024, period by A$509,210, offset by an increase of our receivables of A$231,941, and lastly a decrease of our payables by A$602,841. While our recoveries from customers decreased in the 2024 period, we chose to leverage our collection efforts in paying off our obligations faster and incurring more expenses to manage our growing personnel and revenue. Nisus Australia operating cashflows are based on monthly billing to its customers. Invoices are typically received regularly on a monthly basis. Our major operational outflows are staff/contractor

Net cash from investing activities

Net cash of $74,674 generated during the 6 months ended December 31, 2023 was from recovery of short term loan provided to a related party.

Net cash used in financing activities

Net cash from financing activities decreased to A$340,000 in the six months ended December 31, 2024 compared to (A$1,060,423) in in the six months ended December 31, 2023, or 68%. The cash flows used in financing activities are mainly due to the dividend paid during the period.

Cash flows for the years ended June 30 is as follows:

(in Australian dollars)	2024	2023	Change %
Cash flows generated by operating activities	868,644	1,103,724	21.29%
Cash flows generated by (used in) investing activities	—	—	—
Cash flows (used in) financing activities	(1,424,423)	(475,029)	199.8%

Net cash used in operating activities

Net cash generated from operating activities is A$868,644 in fiscal year 2024 compared to A$1,103,724 in fiscal year 2023, or a 21.29% decrease. The decrease was primarily due to an increase in trade & other receivables and amount received from other assets.

Net cash used in financing activities

Net cash used in financing activities was A$1,424,423 in fiscal year 2024 compared to A$475,029 in fiscal 2023, or a 199.8% change. The cash flows used in financing activities are mainly due to the dividend paid during the year.

Liquidity and Capital Resources

Nisus Australia Pty Ltd continues to be a profitable organization with strong, recurring cash flow, primarily driven by contracts with the Australian Government. In the six months ended December 31, 2024, the Company generated net cash from operating activities of $155,892, compared to $367,960 in the prior year, representing a 59% decrease. This reduction was mainly due to timing differences in receipts and payments. Cash used in investing activities amounted to $965 in 2024, compared to a net inflow of $74,674 in 2023, while net cash used in financing activities decreased significantly to $340,000 from $1,060,423 in the prior period, reflecting a 68% improvement.

The Company’s working capital as of December 31, 2024, was a negative $13,844. However, given our long-standing relationships with government clients and the recurring nature of our revenue, we are confident in our ability to maintain stable cash flow going forward. Our workforce is deployed strategically to align labor costs with revenue-generating periods, thereby minimizing fixed overhead and ensuring that personnel expenses remain variable and directly linked to revenue cycles. Personnel costs continue to be our largest expense, but they are managed effectively through this variable cost model.

Our closing cash balance of A$607,878 as of December 31, 2024, is sufficient to support ongoing operations. For context, this is well above our typical operating expense levels, which stood at A$535,840 for the six months ended December 31, 2024.

Liquidity and Capital Resources

Nisus Australia Pty Ltd is a profitable organization that generates excellent regular cash flow. This is primarily due to the fact that most of our contracts are with the Australian Government. Our working capital as of December 31, 2024 was A$505,540. Furthermore, with our long-term relationships with our customers, we can reasonably leverage such relationships to generate future revenue that is recurring in nature. Our personnel are also contracted at times where revenue and labor demands are higher, therefore allowing us to align our costs with our revenues more closely and variable in nature to ensure a profit, as opposed to having large fixed costs. As discussed in the results of operations, typically our largest operating expense is personnel costs, which are variable in nature and are correlated directly to our revenue cycle. As discussed above, as of December 31, 2024 the Company had a cash and cash equivalents balance of A$607,878, which we believe is sufficient to support our operations given our current and planned customer base and services. Furthermore, our surplus cash balance sufficiently cover our operating expenses for several months.

Contractual Obligations and Commitments

As of December 31, 2024, we have a large number of active contracts with a diverse range of Australian Government and private customers. We have a consistently high contract renewal rate for existing contracts due to the high performing services provided.

Quantitative and Qualitative Disclosures About Market Risk

Our largest customers are Australian Government organizations. Significant changes to the government’s spending in hiring contractors or consultants, government panel arrangement and procurement policies could be key factors affecting the ICT recruitment and consulting services market in the public sector and therefore pose significant risks to our performance and revenue. However, based on experience, generally government contracts provide a stable revenue stream and there is a low likelihood of a significant downturn in our engagement.

Nisus does not have or expect any material credit and liquidity risk exposure to any single receivable or group of receivables.

NISUS PAYROLL PTY LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Nisus Payroll Pty Ltd is engaged in hiring contract-based employees to support the staffing requirements of its related entity, Nisus Australia Pty Ltd which is the sole customer to Nisus Payroll. Nisus Payroll Pty Ltd charges payments to Nisus Australia Pty Ltd and the payments are used to pay its contractors and sub-contractors and also cover associated costs in payroll administration.

Both Nisus Australia Pty Ltd and Nisus Payroll Pty Ltd are sister concerns wholly owned by the same shareholders.

Key Factors Affecting Our Performance

Please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nisus Australia for an in-depth discussion on the group’s key factors affecting performance. As Nisus Payroll is a direct support to Nisus Australia, the group’s key factors affecting performance would align with that of Nisus Australia given its payroll and payment revenues depend on the group’s revenue with external customers.

Components of Results of Operations

Revenue

Nisus Payroll Pty Ltd generates revenue from its contracts with Nisus Australia Pty for supplying skilled professionals. The Company’s business model is to provide temporary staff required for Nisus Australia’s operations. Company will provide qualified personnel, meeting specific needs and requirements of Nisus Australia Pty Ltd. Company will charge Nisus Australia the number of salaries or wages paid to the manpower supplied.

Expenses

For Nisus Payroll Pty Ltd, Expenses primarily consist of remunerations to contractors. Payroll processing fees and business insurance are the other administrative costs.

Results of Operations

For the six months ended December 31

(in Australian dollars)	2024	2023	Change %
Revenue	5,723,197	5,046,891	13%
Cost of sales	(5,661,852)	(5,003,184)	13%
Gross profit	61,344	43,707	40%
Operating expenses
General and administrative	83,425	49,009	70%
Operating income (loss)	(22,081)	(5,301)	317%
Other income	5,195	2,860	82%
Profit (loss) before taxation	(16,886)	(2,441)	592%
Taxation	—	—
Profit/(loss) after taxation	(16,886)	(2,441)	592%

Revenue

Revenue increased to A$5,723,197 in the six months ended December 31, 2024, compared to A$5,046,891 in the six months ended December 31, 2023, or 13%. As a related entity to Nisus Australia, Nisus Payroll has seen growth in its customer base this year, which has led to a need for more staff. This has resulted in an increase in revenue.

Cost of Sales

Cost of Sales increased to A$5,661,852 in the six months ended December 31, 2024, compared to A$5,003,184 in the six months ended December 31, 2023, or 13%. This increase is in line with the change in revenue as our staff is contracted for whenever revenue increases and is largely correlated.

General and Administrative

Our General and Administrative expenses increased to A$83,425 in the six months ended December 31, 2024, compared to A$49,009 in the six months ended December 31, 2023, or 70%. The increase is largely related to a increase in lease rent expenses ($59,667).

Other and Interest Income

The increase in interest and other income to $5,195 in the six months ended December 31, 2024 compared to $2,860 in the six months ended December 31, 2023, or 82%, is related to bank interest earned from the cash held in bank, due to a higher bank interest earned as the December 31, 2024 period of cash balance throughout the period was higher compared to the December 31, 2023 period.

Results of Operations

For the year ended June 30

(in Australian dollars)	2024	2023	Change %
Revenue	10,862,043	9,739,365	12%
Cost of sales	(10,862,043)	9,668,401	12%
Gross profit	—	70,964	(100)%
General and administrative	(37,419)	(97,060)	(61)%
Operating profit/(loss)	(37,419)	(26,096)	43%
Other income	46,240	—	100%
Interest Income	4,791	5,706	(16)%
Profit/(loss) before taxation	13,611	(20,390)	(167)%
Taxation	—	—	0%
Profit/(loss) after taxation	13,611	(20,390)	(167)%

Revenue

Revenue increased to A$10,862,043 in fiscal 2024 compared to A$9,739,365 in fiscal 2023, or 12%. As a related entity to Nisus Australia, Nisus Payroll has seen growth in its customer base this year, which has led to a need for more staff. This has resulted in an increase in revenue.

Cost of Sales

Cost of Sales increased to A$10,862,043 in fiscal 2024 compared to A$9,668,401 in fiscal 2023, or 12%. This increase is in line with the increase in revenue.

General and Administrative Expenses

Our General and Administrative expenses decreased to A$37,419 in fiscal 2024 compared to A$97,060 in fiscal 2023, or 61%. The decrease in General and Administrative costs is due to reversal of excess accrual on account of superannuation expense, and decrease in office expenses.

Interest Income

There is a decrease of A$4,791 in fiscal year 2024 compared to A$5,706 in fiscal year 2023 or a 16% decrease. This is due to lower amount of interest earned on average bank deposits maintained by the Company during the year.

Other Income

Other income increased to USD $46,240 in fiscal year 2024, compared to nil in fiscal year 2023. This increase is primarily due to the recovery of vehicle leasing costs from employees, which was recognized under Other Income during the year.

Cash Flows

Cash flows for the six months ending December 31 is as follows:

(in Australian dollars)	2024	2023	Change %
Net cash generated from/(used) operating activities	(7,786)	64,664	(112)%
Cash flows generated by investing activities	—	—	N/A
Cash flows (used in) financing activities	—	—	N/A

Net cash used in operating activities

Net cash generated from operating activities decreased to an outflow of $(7,786) in the six months ended December 31, 2024, compared to a net inflow of $64,664 in the corresponding period in 2023, reflecting a decline of 112%. This decrease was primarily due to the timing differences in payments to vendors and other parties, which resulted in higher cash outflows in the current period. In contrast, the same period in 2023 saw a positive impact from payables due to delayed payments, which improved cash flows. The prior period inflow was partially offset by timing differences in collections.

Cash flows for the fiscal year ending June 30 is as follows:

(in Australian dollars)	2024	2023	Change %
Cash flows from/(used in) operating activities	219,858	(435,530)	150%
Cash flows from generated by investing activities	—	—
Cash flows from/(used in) financing activities	(16,500)	—	100%

Net cash generated from/(used in) operating activities

Net cash used in operating activities increased to A$219,858 in fiscal 2024 compared to a net outflow of A$435,530 in 2023. The difference can be attributed to an increase in trade receivables of A$401,773 which means more cash is yet to be collected from customers. However, this is partly balanced by a reduction in other assets of A$137,439 and an increase in trade payables of A$470,581, showing careful handling of payments and resources to support cash flow.

Net cash used in financing activities

Net cash used in operating activities increased to A$16,500 in fiscal 2024 compared to A$0 in 2023. This was due to the payment of dividend during the year.

Liquidity and Capital Resources

As at December 31, 2024 Nisus Payroll had a cash balance of A$357,256 that is sufficient current assets to pay its liabilities and meet its expenses. Its cashflows depend upon recovery from Nisus Australia which has sufficient liquidity and long terms contracts to settle Nisus Payroll’s invoices accordingly. The Company charges it expenses to Nisus Australia and its operating costs are accordingly fully supported.

Contractual Obligations and Commitments

Nisus Payroll is contractually committed to pay the personnel hired for onward placement with Nisus Australia’s customers.

Quantitative and Qualitative Disclosures About Market Risk

The company only hires personnel after receiving a firm mandate from Nisus Australia Pty Ltd. As a result, our costs are correlated with market demand fluctuations and therefore our market risk is typically minimal.

BUSINESS

Company Overview

Braiin Limited is an Australian technology company leveraging proprietary intellectual property and patented artificial intelligence/machine learning (“AI/ML”) technologies to deliver actionable insights across high-growth verticals: Agriculture, Property Technology, and Customer Experience as a Service (“CXaaS”). Our platforms are designed to address inefficiencies and drive data-backed decision-making across traditionally analog sectors. Our first commercial focus is on the agriculture sector, where we have successfully deployed our AI-powered solutions across multiple implementations.

2.      Our AI Enabled AgriTech Platform

Our AgriTech platform uses autonomous aerial robots, AI/ML-based analytics, and internet of things (“IoT”) integration to provide real-time insights into crop health, irrigation, soil conditions, pest detection, yield prediction, and weather risk management. Braiin was the first company in the world to be certified by a national aviation authority to operate fully autonomous aerial drones for crop spraying. These robots are capable of generating multispectral maps and executing precision spraying, significantly reducing chemical use and increasing efficiency.

AI Dashboard and Insights

Our AI-powered dashboard integrates satellite and drone imagery, IoT sensors, and predictive models to offer actionable insights in real-time. Users can visualize vegetation health, pest risks, irrigation needs, and expected yield via a unified platform. Technologies like EfficientNet, ResNet-50, YOLOv8, and LSTM are used for image recognition, anomaly detection, weather forecasting, and yield prediction. Farmers receive real-time alerts and intelligent recommendations.

ERP and Smart Farm Automation

Braiin’s enterprise resource platform (“ERP”) system provides end-to-end farm management, from inventory and financial tracking to crop scheduling and weather risk mitigation. Drones and AI models continuously collect and learn from new data, enabling automated and optimized responses for resource allocation, crop spraying, and harvesting. This system supports sustainability by minimizing pesticide usage and maximizing resource efficiency.

Market Opportunity

The agriculture sector presents the largest near-term opportunity for Braiin. With the global AgTech market expected to reach $22.5 billion by 2025, precision farming solutions are in high demand. The integration of AI, aerial robotics, and IoT represents a major leap forward for global food production and sustainability efforts.

Platform Architecture and Technology Stack

The core technology stack includes AI/ML frameworks like TensorFlow and PyTorch, spectral imaging with OpenCV and Google Earth Engine, and cloud solutions such as AWS SageMaker. IoT integration is enabled via AWS Greengrass and Apache Kafka for real-time analytics and edge computing capabilities.

Expanded Detail:

Agricultural Sector:

One of our flagship offerings is our Autonomous Aerial Robots, equipped with advanced sensors, cameras, and AI/ML capabilities. We believe these robots have the potential to revolutionize agriculture by providing real-time insights into crop health, soil conditions, and other variables, which assists with optimizing farming practices, reducing resource wastage, and maximizing yields. Braiin was the first company in the world to be certified by a country to operate fully Autonomous Aerial Robots for crop spraying.

In the agriculture sector, our Autonomous Aerial Robots collect data on crop health and soil conditions, enabling farmers to make data-driven decisions. The maps captured from Braiin’s Autonomous Aerial Robots are used for analysis and monitoring of crop harvests. The Autonomous Aerial Robots can produce both two-dimensional and three-dimensional maps using data from hyper spectral, multispectral light detecting and ranging or thermal sensors. By employing AI/ML algorithms, these robots offer actionable recommendations for irrigation, fertilization, and pest management, with the goal of providing increased productivity and reduced environmental impact.

The Autonomous Aerial Robots are capable of scanning an entire plantation for plant health, seven to ten days before human eyes can identify any hydration, insect or herbicide issues. This information can be used to determine how to reallocate plant treatment and when to pick crops, which subsequently increases yields.

The data collected from our Autonomous Aerial Robots can also be used to pre-plan estate development. The Autonomous Aerial Robots can scan drainage elevation across a plantation, which can then be used to optimize irrigation, drainage and determine whether any topography changes are needed and determine where to put the next field.

Plant and Land Health Scanning Map

Our Autonomous Aerial Drones are used for more than just collecting data. We also provide customized Autonomous Aerial Drones for crop spraying that can cover 2-3 hectares per hour and carry 50 kilograms of chemicals. The Autonomous Aerial Drones have the capability to spray crops based on some or all insights provided in our ERP (described further below). By utilizing the Autonomous Aerial Drones, crops can be sprayed at up to 15 times the speed of humans while using less chemicals, which has the potential to save both time and money. We believe that using the Autonomous Aerial Drone for spraying is also safer than using human labor to spray crops and limits pesticide exposure risk to humans.

Autonomous Aerial Drones Spraying Crops

While we recognize the potential of AI/ML across the various sectors in which we operate, we also acknowledge the need for a balanced approach to address our customers’ diverse needs and requirements. For example, we offer a comprehensive ERP platform that offers quality control services, production and post-production planning services, and inventory, sales and analytic services that is currently tailored for the agriculture sector, but has the potential to be expanded for use across other industries. By integrating processes such as inventory management, sales, and financial reporting, we believe our ERP platform enables farmers and agribusinesses to manage their farming operations, supply chains, and financial transactions efficiently in a single platform, thereby enhancing productivity, reducing errors, and improving decision-making capabilities.

The single-user friendly dashboard can enable a user to easily make decisions based on our technology’s actionable insights. For example, our Autonomous Aerial Drones may alert one of our users of a specific weather pattern resulting in abnormally high rainfall amounts, resulting in a certain portion of the user’s farm receiving more water than is typical. This insight could be displayed on the ERP platform, allowing the user to make adjustments to react to the data, such as adjustments to reduce the amount of water being used in irrigation. These types of insights help farmers identify and act on decisions, increasing productivity and reducing negative environmental impacts through lowering pesticide or water usage, for example. Each Autonomous Aerial Drone incorporates AI/ML by running continually and adding to the dataset available to our users and further improving the quality of the actionable intelligence and reporting.

Industry Overview and Market Opportunity

We believe that we operate at the forefront of technology, targeting a range of industries, including agriculture, finance, insurance, and telecommunications among others. With our innovative solutions and commitment to excellence, we believe that we are poised to seize market opportunities and establish ourselves as leaders in the technology industry.

Drone services market size by industry ($ billions)

Agricultural Sector

The agriculture sector (“AgTech”) represents the largest market opportunity for Braiin. As the global population is expected to reach 9.7 billion by 2050, there is mounting pressure to increase food production while minimizing environmental impact. We expect that the integration of agricultural technology solutions that integrate IoT and aerial robotics, among other technologies, will play a crucial role in addressing these challenges. According to market research, the global AgTech market is expected to reach $22.5 billion by 2025, growing at a CAGR of 14.1% from 2020 to 2025.

The total addressable market for AgTech solutions like IoT and aerial robotics in crop spraying is substantial. According to market research, the global smart agriculture market size is projected to reach $15.3 billion by 2025, with a CAGR of 9.8% during the forecast period. This growth is primarily driven by the increasing adoption of precision farming techniques and the need for sustainable agricultural practices.

Within the smart agriculture market, the IoT segment is expected to experience significant growth. The integration of IoT devices in agriculture enables farmers to monitor and control various aspects of their operations remotely. IoT sensors can collect data on soil moisture, temperature, humidity, and other environmental factors, providing farmers with valuable insights for informed decision-making. The global market for IoT in agriculture is estimated to reach $10.53 billion by 2025, with a CAGR of 14.7% during the forecast period.

In addition to IoT, aerial robotics for crop spraying also has a substantial global market. While traditional crop spraying methods often involve the indiscriminate use of chemicals, resulting in wastage and potential harm to the environment, our Autonomous Aerial Robots have the potential to revolutionize crop spraying processes. These Autonomous Aerial Robots can precisely apply pesticides and fertilizers, minimizing chemical wastage and reducing the environmental impact. This technology not only enhances the effectiveness of crop protection but also promotes sustainable farming practices. The market for agricultural drones, which includes aerial robots used for crop spraying, is projected to reach $4.8 billion by 2025, with a CAGR of 19.8% from 2020 to 2025.

Braiin’s AgriTech platform is built from the ground up using proprietary AI/ML models, integrating aerial robotics, edge IoT sensors, and a full-service ERP. Unlike standalone drone or sensor vendors, Braiin unifies data collection, real-time processing, and predictive analytics into one seamless decision-making system for farmers.

Our AI models power disease detection, irrigation optimization, fertilization recommendation, and yield forecasting. The platform continuously learns from incoming sensor and image data, fine-tuning recommendations and increasing operational efficiency. These tools directly impact farmer profitability, sustainability, and risk management.

4.      AI Enabled Customer Experience and Employee Experience Sector

Our CXaaS platform is an AI-powered, end-to-end solution designed to transform how enterprises engage with customers and manage internal teams. By integrating cloud-based CRM, workforce management, and contact center technologies, our platform delivers a unified, intelligent customer engagement experience. Through advanced analytics, speech recognition, sentiment analysis, call routing, and real-time behavioral insights, the platform captures every customer and agent interaction to generate predictive insights and next-best-action recommendations. These tools empower frontline teams to personalize experiences, resolve issues faster, and improve customer satisfaction and retention. Our digital assistant framework  serves in automating information retrieval, decision-making workflows, and collaboration between employees, partners, and customers. It continuously learns from interactions using patented AI/ML engines and enhances operational intelligence through behavioral analytics at the individual, team, and enterprise levels. With over 31 market segments and a highly fragmented customer experience (“CX”) ecosystem, Braiin’s integrated CXaaS offering cuts through the noise by delivering scalable, cloud-native tools that are customizable, agile, and deeply embedded in business workflows. The CXaaS platform solves this maze by taking a unique approach both for the internal and external customers, including:

•        CX Design & Consulting — A consultation with customers to determine what customers and employees want, and identify the right people, process and technology required to design connected journeys.

•        CX Products & Platforms — A comprehensive suite of products and platforms delivers a highly connected experience in a simple, agile and cost-effective way.

•        CX Services & Digital — A flexible and tailored services to orchestrate and streamline CX operations across applications, infrastructure and network domains, with a digital-first /micro-services wrapper.

•        CX Cloud — A simplification and de-risk cloud adoption with pre-built integrations to critical contact centers and CX solutions without compromising on performance & control.

•        Analytics, Automation & AI — A leverage of the power of analytics, artificial intelligence & automation to take the fastest path to enhance CX and EX across channels in real-time.

We believe this positions us at the forefront of the rapidly growing customer experience transformation market, enabling enterprises to improve service delivery, enhance user satisfaction, and maximize customer lifetime value.

OUR SOLUTION

Customer Experience as a Service Sector

System integration as a cloud service is a relatively new market opportunity to combine professional services based software development with cloud based service delivery as well as provide unified user and application management and business insights as high-margin value added services. While system integration as a cloud service is generic and applicable to multiple business processes, it is particularly attractive in the customer engagement and agent experience management market where customer relationship management and contact center solutions are provided by different software as a service vendors thus necessitating integration and customization of these applications to suit the business needs of the enterprise.

With the signing of a binding term sheet to acquire VIS Private Networks Limited — an acquisition that will complete upon Braiin’s admission to the Primary Exchange — we are expanding our capabilities in the CX and EX as a Service sector. Through this acquisition and our proprietary technologies, we are well-positioned to deliver comprehensive contact center management solutions via a consulting-led framework that provides clients with detailed insights into their existing challenges and actionable recommendations for improvement. With the growth trajectory in the similar space, we plan to expand into other related areas of marketing technology, automation and customer relationship management, which creates a significant opportunity to scale. The below tables depict the total addressable market for the customer experience space and way to expand further.

5.      AI-Enabled Property Technology Platform

Utility Connections, Comparison and Billing Infrastructure

With the signing of a binding term sheet to acquire Connect Simple — an acquisition that will complete upon Braiin’s admission to the Primary Exchange we are expanding our capabilities in the Property Technology Sector. Our property technology (“PropTech”) division is focused on simplifying residential service delivery and billing through an AI-powered, white-labelled platform. This platform serves as a digital infrastructure layer for utility connections, bill comparison, and ongoing household expense management, with applications across rental, ownership, and agency-managed properties.

Using AI-trained assistants and proprietary application programming interface (“APIs”), the platform automates the process of connecting essential services (electricity, gas, broadband, insurance, and more) at the point of property transaction, such as leasing, purchasing, or moving. Customers interact through a unified portal that facilitates connections and enables ongoing bill tracking and payments. AI also personalises the customer journey, offering hyper-relevant product suggestions, optimised based on usage and household composition.

Key technologies include:

•        Real-time API integrations with service providers for automated switching and provisioning.

•        AI-driven lead routing and call centre support, informed by 15+ years of behavioural insights.

•        Digital assistant interface that enables non-technical users to manage multiple services in one place.

•        Secure payment infrastructure, supported by a regulated digital wallet partner, enabling card issuance, transaction analytics, and bill smoothing.

The PropTech platform acts as the connective tissue between property movements and downstream services. By embedding into tenancy applications, bond deposit processes, or conveyancing platforms, it captures high-intent customers at the ideal moment and converts them into recurring bill management users.

Customer platform can support:

•        Household energy usage.

•        Home warranty and protection add-ons.

•        SME (small business) product lines for landlord and commercial property services.

As a high-cash-flow, data-rich business, the PropTech unit complements our broader AI strategy and contributes to long-term revenue resilience through repeat billing, embedded finance, and cross-selling opportunities for home services and devices (e.g security, cameras, doorbells, smart devices).

OCR-Powered Bill Comparison Engine

Bill Comparison platform includes proprietary Optical Character Recognition (“OCR”) technology that automatically scans uploaded utility bills, extracting key data such as usage, supply charges, tariff structures, and billing periods. This data is then matched in real time against a curated panel of service providers. By analysing cost structures and plan suitability, the system identifies and recommends better-value options tailored to each customer’s profile. This AI-enhanced process simplifies switching, ensures customers remain on competitive rates, and eliminates manual data entry, delivering both savings and convenience.

Energy and Home Insurance Sectors

The Company’s core platform is designed to engage high-intent consumers at key transition moments, particularly when moving home and to capitalise on recurring service needs across the energy and home insurance sectors. These two verticals represent foundational pillars in the household services ecosystem, offering strong revenue predictability and natural alignment with the Company’s embedded referral model.

United Kingdom

The UK energy sector is one of the most active switching environments globally, with over 1 million electricity customers changing providers annually. Regulatory mandates for price transparency and consumer protections have led to a fragmented but competitive retail energy landscape. New challenger brands are winning share, creating demand for comparison engines that offer clarity and trust. Our ability to plug directly into tenancy and mover data streams allows the business to reach customers at their moment of need — resulting in high conversion, low churn, and low acquisition cost.

United States

Energy market deregulation across key states like Texas, New York, and Ohio opens up an addressable market of over 20 million households. While energy switching rates vary by region, the combination of rising energy prices, climate-focused product innovation, and policy-driven customer empowerment is fuelling demand for comparison and concierge switching services. The US strategy involves operating in deregulated states. The Company’s AI agent and API stack allows for rapid onboarding of partners and customers alike.

Australia & New Zealand

In Australia and New Zealand, utility switching is increasingly digital, with growing consumer interest in comparing energy and telco plans. We already operate with over 50 integrated real estate and property platforms in this region. This B2B2C model has proven efficient in reaching moving customers and delivering a high return per referral through commission-based revenue models. The platform’s success here serves as a blueprint for replication in larger markets.

United Kingdom:    The UK home insurance market shows high product penetration but suffers from customer fatigue due to policy complexity and inconsistent claims experiences. By embedding curated insurance options within the onboarding and bill management workflows, the platform delivers simplicity, speed, and better alignment with customer needs. This approach can drive incremental revenue while maintaining low acquisition cost through digital automation.

United States:    With a fragmented insurance landscape and a rise in direct-to-consumer models, the US market is ripe for disruption. Renters in particular remain underserved — creating a clear opportunity to offer bundled insurance options at the point of utility or broadband activation. Our unified service experience positions it to introduce embedded insurance into the user journey, increasing wallet share and deepening engagement.

Australia & New Zealand:    The Australia and New Zealand operation has secured exclusive distribution relationships with innovative underwriters, allowing the Company to offer unique insurance propositions within its tenancy and property ecosystem. These offers are built into real estate and finance partner journeys, with referral flows built directly into CRMs and lease platforms. The rollout of contents insurance, landlord protection, and home warranty products has already begun, delivering a new recurring revenue layer.

Strategic Alignment:    The integration of energy and home insurance within a single customer platform enhances both customer experience and business performance. These services are not only essential — they are expected. By embedding them into the property journey via CRM integrations, referral APIs, and AI-powered bill management tools, Connect Simple (as defined below) becomes the default hub for setting up and managing the home. As product verticals mature, cross-sell opportunities will further increase customer lifetime value and partner monetisation.

In North America, the installed base of smart electricity meters reached about 146 million units by the end of 2025, with a penetration rate surpassing 80%

Projections indicate that the global smart meter market will continue to grow, with the installed base expected to reach 1.75 billion units by 2030

These sectors present significant opportunities for growth, driven by recurring customer needs and the increasing demand for streamlined digital solutions. By embedding essential services into the customer journey — particularly during high-intent moments like moving — we provide meaningful value to both end users and strategic partners. With strong foundations already in place and scalable infrastructure, we are well-positioned to expand our impact, enhance customer retention, and increase the long-term value of every relationship we support.

Unified Technology Stack

Single IP Spine:    All platforms leverage the same architecture for ingestion, insight generation, and automation — enabling speed to market across verticals

Raptor 300, Inc.

Raptor 300 Inc. (“Raptor”), established in 2015, holds the core intellectual property underpinning our Autonomous Aerial Robots (see “— Intellectual Property” below). For a detailed overview of these technologies and the market segments they serve, refer to “Diverse Range of Services and Products — Agricultural Sector” below.

Raptor’s customer base is primarily composed of enterprises within the agricultural industry. Raptor has secured binding long-term contracts for its AI/ML-powered robotic services totaling $35.93 million over a five-year term and has also executed non-binding Memoranda of Understanding (“MoUs”) representing an additional $111.98 million in potential contract value. Raptor’s operations are headquartered in Subiaco, Western Australia.

On July 26, 2022, Braiin acquired 100% of Raptor’s outstanding equity, making it a wholly owned subsidiary of Braiin.

Connect Simple Pty Ltd

Connect Simple Pty Ltd (“connect Simple”) was incorporated in Australia on December 01, 2023 having registered office in Melbourne, Victoria Australia. It has business operations in Australia, New Zealand, UK and the United States. Connect Simple is focused on simplifying residential service delivery and billing through an AI-powered, white-labelled platform. This platform serves as a digital infrastructure layer for utility connections, bill comparison, and ongoing household expense management, with applications across rental, ownership, and agency-managed properties.

TeleApps Inc.

TeleApps Inc (“TeleApps”)is a leading provider of AI-enabled Customer CXaaS solutions, helping enterprises transform how they engage with customers across voice, digital, and omnichannel platforms. Leveraging cutting-edge technologies such as AI-driven chatbots, natural language processing (“NLP”), speech analytics, and intelligent call routing, TeleApps delivers scalable and data-driven solutions that enhance customer satisfaction, streamline service delivery, and optimize operational efficiency.

With a strong presence across Australia, Asia, and the Middle East, TeleApps serves a wide range of industries including banking, telecom, healthcare, and utilities. Its end-to-end platform integrates seamlessly with contact centers, CRMs, and enterprise systems to provide a unified and intelligent CX ecosystem — positioning the company as a key enabler in the digital transformation of customer engagement.

VIS Networks Private Limited

VIS Networks Private Limited (“VIS Networks”) was Incorporated on April 18, 2011, and headquartered in Bangalore, Karnataka, VIS Networks has evolved into a global provider of next-generation communication and CX technologies. The company operates through its subsidiaries across Singapore, Malaysia, the United Kingdom, Oman, and other jurisdictions, delivering enterprise-grade solutions to a diverse international client base.

VIS Networks is recognized as a trusted partner for organizations seeking to modernize and optimize their CX infrastructure. Its comprehensive offering spans unified communications, contact center solutions, video conferencing, and audio-visual systems. More recently, VIS has expanded into AI-powered CX innovation, including speech analytics, intelligent call routing, and machine learning — driven customer engagement tools.

With a strong focus on secure, scalable, and efficient platforms, VIS Networks supports clients across industries in building resilient and future-ready communication ecosystems.

Vega Global Technologies Pty Limited

Vega is a holding company formed in 2023 that will hold all of the outstanding equity interests of Nisus and Mirragin following the Direct Listing. Vega, through its subsidiaries, will be a technology company specializing in providing AI, and coding language services to farmers. See “Diverse Range of Services and Products — Agricultural Sector” and “Diverse Range of Services and Products — Finance and Insurance Sectors” below for additional information on Vega’s products and services. On September 12, 2023, Vega entered into a binding heads of agreement contract with Nisus Australia Pty Ltd and Nisus Payroll Pty Ltd (together, “Nisus”), pursuant to which Vega will acquire 100% of the shares of the Nisus. On September 16, 2023, Braiin entered into a binding heads of agreement contract with Vega (the “Vega Agreement”). On September 22, 2024, Vega entered into the Mirragin Agreement pursuant to which Vega will acquire 100% of the shares of the Mirragin RAS. On September 23, 2024, Vega entered into the Isidore Agreement, pursuant to which Vega will acquire 100% of the shares of Isidore.

Upon the consummation of the binding heads of agreement contract with Nisus, Nisus will be wholly owned by Vega. Nisus is a specialist technology provider focused on delivering advanced data science, cybersecurity, and secure communication solutions to Australian government agencies, defense, emergency services, and enterprise clients. With a strong track record in supporting public sector digital transformation, Nisus designs and implements mission-critical systems that protect sensitive information and enable informed decision-making.

In addition to its cybersecurity and analytics capabilities, Nisus supplies a comprehensive range of secure hardware and mobility solutions that enhance communication and operational readiness across high-security environments. Its client base spans government departments, agriculture, defense, emergency services, large enterprises, and mobile network carriers, as well as small to medium-sized businesses.

Headquartered in Australia, Nisus plays a key role in strengthening national digital resilience through its expertise in data governance, threat intelligence, and secure infrastructure. See “Diverse Range of Services and Products — Customer Experience and Employee Experience Sector” below for additional information related to Nisus’s products and services. Nisus’s facilities are located in Canberra, Australia.

Upon the consummation of the Mirragin Agreement, Mirragin will be wholly-owned by Vega. Mirragin was established in Australia, on April 01, 2011, and operates under a business license issued by Australian Securities Exchange. The registered address of the Company is QLD, 4074 Australia. Mirragin is a specialist Australian consulting and technology firm focused on the deployment of high-end aerial robotics, autonomous systems, and AI/ML-driven solutions for mission-critical applications. With deep expertise in agriculture, defence, emergency response, and industrial operations, Mirragin helps organizations design and implement advanced autonomous technologies that reduce operational risk, lower costs, and enhance decision-making capabilities.

The company is a recognized leader in the integration of drone-based systems with artificial intelligence and machine learning for use cases such as real-time surveillance, precision logistics, and situational awareness. Mirragin’s multidisciplinary team supports both government and enterprise clients in accelerating the adoption of robotics programs through end-to-end support — from concept development to deployment.

Mirragin’s solutions are built to operate in complex, high-stakes environments, making it a key partner in Australia’s push for innovation in defence tech, aviation, and critical infrastructure resilience.

Our Anticipated Structure

Diverse Range of Services and Products

Our proprietary technology is currently being used in various sectors, including agriculture, CXaaS, and PropTech. We believe that our technology has the potential to span a variety of industries and sectors to increase efficiency and provide user-friendly solutions for our customers.

Environmental Impact

In recent years, there has been an increased global focus on environmental consciousness, digital efficiency, and sustainability. At Braiin, we believe our integrated AI-driven platforms across Agriculture, CXaaS, and PropTech are aligned with these broader sustainability goals.

AgTech Solutions:

Our AgriTech platforms are designed to promote precision farming practices through the use of autonomous aerial robots, AI/ML analytics, and IoT integration. These technologies help reduce chemical usage, optimize water consumption, and minimize environmental degradation. Features such as multispectral imaging, real-time weather-based recommendations, and ERP integration ensure efficient use of pesticides and fertilizers, resulting in increased crop yields and reduced environmental footprint. Our blockchain-enabled transparency mechanisms also allow consumers to verify the sustainability and origin of their food, enabling ethical choices and promoting traceability in the global food chain.

CXaaS Platform:

Our CXaaS division leverages AI to improve customer and employee experience while minimizing energy and resource waste through process automation. By integrating cloud-native contact centers, AI-driven analytics, and automated digital assistants, our systems reduce the carbon footprint associated with traditional legacy infrastructure and physical service centers. These platforms offer real-time insights that enable businesses to streamline operations, reduce customer service cycles, and eliminate redundancies — thus optimizing digital resource consumption. Furthermore, our Smart Hub product minimizes documentation waste by creating a centralized digital knowledge base accessible on demand, removing the need for printed manuals, long training sessions, or repetitive customer inquiries.

PropTech Platform:

Our AI-enabled Property Technology platform streamlines residential utility connections, energy switching, and bill management through an intelligent digital interface. This solution not only promotes operational efficiency for property managers and tenants but also supports environmental goals by enabling users to select greener energy providers and monitor household energy consumption in real time. The platform’s AI-powered OCR engine ensures accurate utility comparisons, helping customers transition to more sustainable and cost-effective service options. By integrating into tenancy applications and CRM workflows, we reduce administrative overhead and help homes become more energy-aware and carbon-efficient. Additionally, embedded smart home integrations — such as intelligent thermostats, security, and connected devices — empower users to reduce waste and energy use without compromising convenience.

Cross-Sector Strategy:

Across all three verticals, Braiin’s unified approach combines AI/ML, real-time data processing, and automation to address pressing environmental challenges. Whether through reducing chemical runoff in farming, streamlining digital communication in enterprises, or helping households choose eco-friendly utility options, our goal is to drive sustainability and long-term impact. Our platforms are not only revenue-generating — they are impact-focused, and designed to promote smarter decisions at every level of the value chain.

As environmental regulations continue to evolve, we are committed to remaining ahead of the curve — ensuring that our solutions help clients meet their environmental, social and governance (“ESG”) goals, while contributing to a more sustainable, transparent, and resilient global ecosystem.

Competition

We operate at the intersection of artificial intelligence and industry-specific verticals — AgriTech, CxaaS, and PropTech — each of which is characterized by rapid innovation, evolving customer demands, and increasing investment in digital transformation.

In the AgriTech sector, we face competition from both established players and emerging startups that are leveraging AI, ML, IoT, and drone-based technologies to deliver precision agriculture solutions. Competitors in this space are continuously developing proprietary platforms to improve crop yields, optimize inputs, and provide predictive insights — many of which are adjacent to or overlap with our current offerings.

In the CxaaS space, we compete with companies offering AI-based customer service, voice intelligence, and personalized engagement solutions. This is a fast-evolving vertical, with traditional CRM and contact center platforms integrating AI features and newer entrants offering focused, verticalized AI customer solutions.

In PropTech, we expect to face competition from startups and established software as a service (“SaaS”) companies deploying AI to improve asset management, rental automation, predictive maintenance, and tenant engagement.

As a general AI technology company operating across multiple verticals, we anticipate increasing competition from a diverse range of players — ranging from large incumbents expanding their feature sets to domain-specific startups bringing focused innovations. Many of these competitors dedicate substantial resources to research and development and have established customer bases, brand recognition, and deeper capital reserves. To maintain our competitive advantage, we continue to invest in proprietary technology, deep vertical expertise, and differentiated platform capabilities tailored to the unique needs of each industry we serve.

Competitive Strengths

We believe that we have five main competitive strengths that set us apart from the current market:

•        Technological Integration:    Our integration of advanced technologies from Raptor, Connect Simple and Vega, including our Autonomous Aerial Robots, AI/ML, IoT, and ERP, allows us to deliver end-to-end solutions that cater to diverse industry needs.

•        Proven Track Record:    We have a successful history of conducting trials and forming partnerships with industry leaders, demonstrating our capability to execute projects and deliver positive outcomes.

•        Intellectual Property:    We hold essential patents and regulatory certifications, providing a barrier to entry for potential competitors and enhancing our credibility as an industry leader.

•        Experienced Leadership:    Our management team is comprised of experienced professionals with deep expertise in technology, data science, and investment in emerging markets.

•        Collaborative Culture:    Our multidisciplinary team fosters a culture of collaboration, creativity, and continuous improvement, allowing us to develop innovative solutions for complex challenges.

Growth Strategy

Our growth strategy encompasses:

•        Continuous Innovation:    We invest in research and development in key areas such as AI/ML, robotics, and software to remain at the forefront of technological advancements.

•        Geographical Expansion:    We are expanding into new sectors, countries, and markets, with a focus on developed markets like USA, UK, Australia and New Zealand and emerging markets like India, UAE and Sri Lanka.

•        Cross-Selling:    We leverage synergies between divisions to offer comprehensive and integrated solutions to our clients.

•        Targeted Sales Approach:    We identify potential customers’ pain points and challenges and develop tailored solutions to meet their specific needs.

•        Strategic Acquisitions and Investments:    We seek partnerships and collaborations with complementary technology companies to access new markets, expand our customer base, and enhance our capabilities.

With these strategies, we aim to strengthen its market presence, capture new opportunities, and deliver sustainable growth in the technology industry. We remain committed to delivering value to clients and shareholders while driving innovation and achieving long-term success.

Research and Development Policies

Over the past three years, Braiin has maintained a strong commitment to innovation through continued investment in research and development activities across its core verticals: AgriTech, CXaaS, and PropTech, which will be strengthened by the acquisition of Connect Simple. TeleApps, Mirragin, Nisus Australia and Nisus Payroll and VIS Networks. Our research and development initiatives have focused on the development and enhancement of proprietary technologies including autonomous aerial robotics, AI/ML-driven analytics platforms, voice and speech recognition engines, and ERP and utility-switching platforms. These efforts have supported the advancement of our autonomous agricultural drones, AI-powered call center solutions, and intelligent tenant service automation tools.

Our research and development policies emphasize internal capability building, strategic collaborations with external domain experts, and iterative development informed by customer feedback and pilot deployments. We have prioritized agile methodologies and cross-functional innovation sprints to rapidly bring enhancements to market while maintaining product reliability and regulatory compliance.

Intellectual Property

Overview

We own certain intellectual property rights that we use in connection with our business.

OWNER OF INTELLECTUAL PROPERTY	JURISDICTION	SERIAL AND APPLICATION NUMBER/TITLE	STATUS	EXPIRATION DATE
Raptor 300	USA	• Unmanned Aerial System Autonomous Tank Refilling • Application #63/829,259	Pending	—
Raptor 300	USA	• Unmanned Aerial System Vectorized Spraying System • Application #63/830,023	Pending	—
Braiin	USA	• Semi-supervised question answering machine • Application #16/119,400 Patent number #10650818	Granted May 12, 2020	November 12, 2027
With the signing of a binding term sheet to acquire Connect Simple Pty Ltd, we expect to acquire the proprietary intellectual property it owns upon Braiin’s admission to the Primary Exchange.
Connect Simple	USA	• Energy Comparison IP Framework • Application # 1-14951669111	Pending	—
Connect Simple	USA	• Connect Easy Information Technology Infrastructure • Application #1-14952069191	Pending	—
Connect Simple	USA	• Proptech Integration IP Framework • Application #: 1-14952018321	Pending	—

Government Regulation

Overview

Our business operations and product offerings span multiple jurisdictions and are subject to an evolving landscape of international, federal, and local laws and regulations. These regulatory requirements affect not only our autonomous aerial robotics activities, but also our AI-powered customer experience platforms and property technology services.

Rapidly Evolving Drone and Aviation Regulations

Our AgriTech division relies on the operation of fully autonomous aerial robots, which are subject to stringent and evolving aviation regulations in each jurisdiction where we operate. Regulatory authorities may impose restrictions or additional licensing requirements relating to drone flight paths, chemical spraying, remote operations, airspace access, or safety standards. Failure to comply with these regulations, or delays in receiving appropriate certifications, could adversely impact our ability to deploy or scale our UAV-based offerings. Inconsistent rules across jurisdictions may further complicate international expansion of our aerial robotics services.

Compliance with Data Privacy and AI Governance Frameworks

Our CXaaS and PropTech platforms collect and process significant volumes of personal and behavioral data, which subjects us to an array of data privacy and protection laws including the General Data Protection Regulation (“GDPR”) in the EU, the California Consumer Privacy Act (“CCPA”) in the U.S., and equivalent laws in Australia, India, and the United Kingdom. These laws regulate data collection, storage, transfer, and use, and impose significant obligations on data controllers and processors. Additionally, emerging frameworks surrounding AI governance, such as the EU AI Act, may impose transparency, explainability, and fairness requirements on machine learning systems embedded in our platforms. Non-compliance could result in fines, enforcement actions, or reputational harm.

Regulatory Complexity in Property Technology and Embedded Services

Our PropTech offerings involve integration with third-party utilities, insurers, and financial service providers to enable utility switching, embedded finance, and digital billing. These operations are subject to licensing, consumer protection, anti-money laundering, and financial services regulations in multiple regions. For example, the provision of comparison and switching services in the energy and insurance markets may require specific licenses, adherence to advertising standards, and mandated disclosures. In addition, partnerships with digital wallet providers and embedded payment infrastructure must comply with payment processing regulations and cybersecurity standards. Regulatory changes, investigations, or restrictions in any of these domains could impair our product delivery or monetization strategies.

Cross-Border and Industry-Specific Regulatory Risks

Given the global nature of our operations, we are subject to diverse compliance regimes across jurisdictions where we deliver services, including laws governing:

•        Taxation and transfer pricing;

•        Consumer protection and advertising;

•        Telecommunications and electronic communications;

•        E-commerce and online contracting;

•        Environmental regulation related to electronic devices and UAV operations; and

•        Workplace safety and labor laws, particularly for UAV field deployments.

Certain jurisdictions may also impose restrictions on cross-border data flows, foreign ownership of technology providers, or classify certain drone or AI systems as dual-use or export-controlled technologies.

Operational and Financial Impact of Regulatory Non-Compliance

Failure to maintain compliance with applicable laws and regulations may lead to fines, audits, license revocation, business suspension, or civil and criminal penalties. Moreover, the cost of ongoing compliance — including legal fees, internal controls, cybersecurity, and policy development — could increase as regulatory scrutiny intensifies globally. If we are required to significantly change our business practices or technologies to meet evolving legal requirements, we may experience operational delays, increased costs, or lost business opportunities.

We proactively monitor regulatory developments and engage in internal compliance reviews to minimize these risks. However, given the pace and complexity of global regulatory change, there is no assurance that we will always be in full compliance, or that new laws will not adversely affect our ability to operate or expand.

Environmental

We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We could also be affected by future laws and regulations relating to climate change, including laws related to greenhouse gas emissions, chemical use, and regulating energy efficiency. These laws and regulations could lead to increased environmental compliance expenditures, increased energy and raw materials costs and new and/or additional investment in designs and technologies. We continually assess our compliance status and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. While environmental protection regulations have not had a significant adverse effect on our overall operations, it is possible that costs incurred to ensure continued environmental compliance in the future could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansion of work scope are prompted as a result of investigations.

Manufacturing

We assemble our Autonomous Aerial Robots at our facilities in Sri Lanka or, in certain cases, purchase off-the-shelf drones, that we optimize for our customers’ purposes. All parts of our Autonomous Aerial Robots are manufactured by third parties.

Employees and Human Capital

As of December 31, 2024, the Company has 5 employees and 23 consultants. Our human capital objectives include identifying, recruiting, retaining, incentivizing, and integrating both our existing and additional employees to drive our company’s success.

Facilities

Our corporate headquarters are located in Subiaco, Western Australia. We believe that our existing facilities are adequate for our near-term needs but expect to need additional space as we grow. We believe that suitable additional or alternative space would be available as required in the future on commercially reasonable terms.

MANAGEMENT

Executive Officers

The following table sets forth certain information, as of the date of this prospectus, concerning our executive officers:

Name	Age	Position
Natraj Balasubramanian	54	Chief Executive Officer, Director
Jay Stephenson	59	Chief Financial Officer, Director
Chetan V Saligrama	45	President and COO, Director
Rohit Jhamb	60	Chief Business Officer, Director
Samir Pandey	43	Chief Strategy Officer

Natraj Balasubramanian, Chief Executive Officer and Director

Mr. Balasubramanian serves as the Chief Executive Officer of Braiin Limited, a position he has held since 2022. Prior to this role, he served as the Chief Executive Officer of Raptor300 from its founding in 2015 until its acquisition by Braiin in 2022. Since 2021, Mr. Balasubramanian has also served as a director of Flamingo AI, an artificial intelligence company focused on enterprise solutions. Before founding Raptor300, Mr. Balasubramanian was the Founder and Chief Executive Officer of Clerysys Inc., a leading SaaS and IT solutions provider headquartered in the United States, with operations across India, the Philippines, Thailand, and Vietnam. Under his leadership from 2005 to 2012, Clerysys grew into a globally recognized enterprise technology firm, which he successfully exited in 2012. He has also held leadership and advisory roles in various early-stage ventures focused on developing disruptive technologies and creating new market categories. Mr. Balasubramanian holds an MBA from Symbiosis Institute of Management Studies in Pune, India, and completed Harvard Business School’s Advanced Management Program. He is qualified to serve on Braiin’s Board of Directors due to his extensive executive leadership experience and deep expertise in building and scaling technology enterprises.

Jay Stephenson, Chief Financial Officer

Mr. Stephenson serves as Braiin’s Chief Financial Officer, a role he has held since July 2022. Mr. Stephenson has also served as the founder and director of Brainhealth Products since January 2019. Mr. Stephenson has also served as owner and director of Forest House Accountants and Advisors since September 2016, as Chief Financial Officer of Evolution Energy Minerals Limited from March 2024 to April 2025, as director of Wolfstar Group Corporate Advisory from August 2002 to September 2016, as a non-executive director of Traka Resources Limited, Exploration Company since July 2024, as a non-executive director of Stonehorse Energy Limited from July 2011 to June 2025, as a non-executive director of Dragon Mountain Gold, Exploration Company from February 2011 to June 2025, as a non-executive director of Strategic Minerals Corp NL, Advanced Gold Exploration Company from August 2009 to March 2021 and as a director of Fiji Kava Limited from December 2018 to August 2020. Mr. Stephenson holds a Master of Business Administration, is a Chartered Accountant, Fellow of Certified Practicing Accountants Australia, A Fellow of the Governance Institute of Australia, a member of the Australian Institute of Company Directors, a member of Chartered Professional Accountants and Certified Management Accountants in Canada.

Chetan V Saligrama, President, COO and Director

Mr. Saligrama has served as the President, Chief Operating Officer and a director of Braiin since July 2025. He also has served as the Chief Executive Officer of Compare & Connect since its inception in October 2014, one of Australia’s leading platforms for bill management and utility connection services. Under his leadership, the companies completed several strategic acquisitions and entered into joint ventures — including one with Australia’s largest real estate and brokerage group — and expanded operations into New Zealand. Mr. Saligrama also led a strong push into integrating PropTech CRM platforms across the property sector in Australia. His focus on data-driven decision-making and automation positioned Compare & Connect ahead of its competitors, delivering both operational efficiency and market leadership.

A technologist at heart, Mr. Saligrama holds a Bachelor’s degree in Instrumentation and Electronics Engineering from BMS College of Engineering, Bengaluru (2001) and a Master’s in Electronics from RMIT University, Melbourne (2002 – 2004). Mr. Saligrama was selected to serve as a director due to his deep expertise in fund raising & building and scaling technology enterprises.

Rohit Jhamb, Chief Business Officer and Director

Mr. Rohit Jhamb has served as our Chief Business Officer and a director since July 2025. He also has served as senior commander of Air India since January 2023 as served as joint general manager of Air India from January 2020 to January 2023. He has been working in the aviation industry for over three decades. Throughout his career he has focused on driving technology and innovation. For the past 3 years his primary focus has been unmanned aerial system integration into the commercial market. His operational experience from managing 100 plus employees in Air India, aeronautical integration platforms and unmanned aerial system operations is a key component to our large scale operations. Rohit is very passionate about helping farmers in India increase their produce and make a decent living. This lead him to be involved in all stages of farming thereby giving him in depth first hand experience of crop management in various crops, which he leverages in his aerial driven approach to agricultural management. Rohit is an accomplished pilot and UAS enthusiast. He has currently logged over 10,000 hours of commercial flying and UAS operations domestically and internationally. Mr. Jhamb was selected to serve as a director due to his expertise in the unmanned aerial system and the agricultural industry.

Samir Pandey, Chief Strategy Officer

Samir Pandey is a seasoned finance professional with over 17 years of experience spanning corporate finance, entrepreneurship, M&A, and strategic advisory. An Oxford MBA, Mr. Pandey has successfully navigated both the buy side and sell side of the investment landscape — working across corporate strategy, deal origination, private equity fundraising, structured finance, and end-to-end M&A execution. During his entrepreneurial journey, he scaled his frozen desserts company from USD 1 million to USD 8 million in revenue within three years and successfully exited to Cure Foods — India’s second-largest food tech company and a soonicorn — in what was widely regarded as the largest M&A deal in the segment during the COVID era. Over the course of his career, he has executed transactions exceeding $1.25B, including several marquee deals above $175M. His expertise spans a broad range of transaction types, from private equity investments and exits to strategic acquisitions and complex debt raises. Mr. Pandey was selected to serve as a director due to his strong relationships with mid to large corporates, family-owned businesses, and private equity investors across sectors, making him a valuable connector within the investment ecosystem.

Board of Directors

Composition

The Board will consist of [    ] directors. Of these initial [    ] directors, [    ] will be independent. The current directors are Mr. Balasubramanian, Mr. Stephenson, Mr. Saligrama and Mr. Jhamb and each of their terms will expire at the annual general meeting of shareholders to be held in 2026.

Director Independence

[    ] directors are “independent directors” as defined in the applicable rules of the Primary Exchange. Pursuant to applicable rules, an independent director is one who has no direct or indirect relationship with the Company that could, in the view of the board of directors, be reasonably expected to interfere with a director’s independent judgment.

Board Committees

The Board will have an audit committee and a compensation committee, described below. As a foreign private issuer, under the listing requirements and rules of the Primary Exchange, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules.

Audit Committee

The audit committee will consist of            and            .            will be the chairperson of the audit committee. Braiin has determined that            satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of            and            satisfies the requirements for an “independent director” within the meaning of the listing rules of the Primary Exchange and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee will oversee the Company’s accounting and financial reporting processes. The audit committee will be responsible for, among other things:

•        overseeing the relationship with the Company’s independent auditors, including:

•        appointing, retaining and determining the compensation of the Company’s independent auditors;

•        approving auditing and pre-approving non-auditing services permitted to be performed by the independent auditors;

•        discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;

•        reviewing a least annually the qualifications, performance and independence of the independent auditors;

•        reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by the Company and all other material written communications between the independent auditors and management; and

•        reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;

•        overseeing the internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;

•        reviewing and recommending all related party transactions to the Board for approval, and reviewing and approving all changes to the Company’s related party transactions policy;

•        reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of the Company’s internal controls;

•        overseeing risks and exposure associated with financial matters; and

•        establishing and overseeing procedures for the receipt, retention and treatment of complaints received from employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting, auditing and internal control matters.

The Board intends to establish a compensation committee. It is expected that the compensation committee will consist of            and            with            serving as the chairperson of the compensation committee. The compensation committee will have a written charter and will oversee compensation of the Company’s executive officers and directors. The compensation committee will assist the board in determining its responsibilities in relation to remuneration, including making recommendations to the board on the Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors, and recommending and monitoring the remuneration of senior management below board level, as the board so directs.

Indemnification of Directors and Officers

Braiin intends to enter into similar indemnification agreements with each of its directors and certain officers.

Corporate Governance Practices

The Company is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with corporate governance practices of the law of Australia (collectively, “Home Country Practice”) instead of certain corporate governance rules of the Primar Exchange, provided that we disclose which requirements we will not follow and the equivalent Home Country Practice that we will comply with instead.

We intend to rely on this “foreign private issuer exemption” in lieu of certain of the rules of the Primary Exchange, provided that we nevertheless comply with certain rules of the Primary Exchange. We intend to comply with the Primary Exchange’s corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to Australian requirements in lieu of many of the Primary Exchange corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Primary Exchange. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Because the Company is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Family Relationships

There are no family relationships among any of Braiin’s executive officers or directors.

Code of Business Conduct and Ethics

The Company will adopt a Code of Business Conduct and Ethics (the “Code of Conduct”), applicable to all of its directors, officers and employees. The Code of Conduct will set out the Company’s fundamental values and standards of behavior that are expected from the Company’s directors, officers and employees with respect to all aspects of the Company’s business. The objective of the Code of Conduct will be to provide guidelines for maintaining the Company’s integrity, reputation and honesty with a goal of honoring others’ trust in the Company at all times. The Code of Conduct will set out guidance with respect to conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws and reporting of any illegal or unethical behavior.

The audit committee is responsible for reviewing and evaluating the Code of Conduct periodically and will recommend any necessary or appropriate changes thereto to the board of directors for consideration. The audit committee will also assist the Board with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers of the Code of Conduct (other than waivers applicable to the Company’s directors or executive officers, which shall be subject to review by the board of directors as a whole).

A copy of the Code of Conduct will be available on the Company’s website.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

For the fiscal year ended June 30, 2024, Braiin’s Chief Financial Officer, Jay Stephenson, received AUD $90,000 per annum and Braiin’s Chief Executive Officer, Natraj Balasubramanian received USD $97,033 per annum. Braiin did not pay any compensation or make any equity awards to any other executive officers.

Braiin intends to adopt an executive compensation program designed to align compensation with the Company’s business objectives and the creation of shareholder value, while enabling the Company to attract, motivate, and retain individuals who contribute to the long-term success of the Company. This program will be administered by the compensation committee of the Board.

Director Compensation

For the fiscal year ended June 30, 2024, Braiin did not pay any compensation or make any equity awards in respect of directors’ services in their capacity as directors. The amounts disclosed above relate solely to compensation paid for executive services performed by individuals who also hold directorships. As such, Braiin has omitted the 2024 Director Compensation Table and the corresponding narrative disclosure, as no separate director fees were paid.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a summary of transactions or series of transactions since inception, or currently proposed transactions or series of transactions, to which we were, or will be, a party, in which the amount involved exceeded, or will exceed, $120,000, and in which any of our directors, executive officers, or to our knowledge, beneficial owners of 5% or more of our capital stock, or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Natraj Balasubramanian, the CEO of Braiin, are shareholders of Vega, which is being acquired by Braiin.

Related Person Transactions Policy Following the Direct Listing

Upon consummation of the Direct Listing, it is anticipated that the Board will adopt a written Related Person Transactions Policy that sets forth Braiin’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of Braiin’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Braiin or any of its subsidiaries are participants involving an amount that exceeds $            , in which any “related person” has a material interest.

Transactions involving compensation for services provided to Braiin as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of Braiin’s voting securities, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of Braiin’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to Braiin’s audit committee (or, where review by Braiin’s audit committee would be inappropriate, to another independent body of the Braiin Board) for review. To identify related person transactions in advance, Braiin will rely on information supplied by Braiin’s executive officers, directors and certain significant unitholders. In considering related person transactions, Braiin’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•        the potential conflicts with the interests of Braiin;

•        the risks, costs, and benefits to Braiin;

•        the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•        the terms of the transaction;

•        the availability of other sources for comparable services or products; and

•        the terms available to or from, as the case may be, unrelated third parties.

Braiin’s audit committee will approve only those transactions that it determines are fair to us and in Braiin’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL AND REGISTERED SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of [•], 2025 for:

•        each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our ordinary shares;

•        each of our directors and named executive officers;

•        all of our directors and named executive officers as a group; and

•        the number of shares of our ordinary shares and ordinary shares held by the Registered Shareholders and registered as ordinary shares for resale by means of this prospectus for the Registered Shareholders.

The Registered Shareholders include (i) our affiliates and certain other shareholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their ordinary shares from an affiliate or from us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days and (ii) our employees. The Registered Shareholders may, or may not, elect to sell their ordinary shares covered by this prospectus, as and to the extent they may determine. The Registered Shareholders may offer, sell or distribute all or a portion of the ordinary shares hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. The Registered Shareholders may elect to sell their shares in connection with this Direct Listing and in market transactions following this Direct Listing. As such, we will have no input if and when any Registered Shareholder may, or may not, elect to sell their ordinary shares or the prices at which any such sales may occur. See “Plan of Distribution.”

Information concerning the Registered Shareholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Shareholders who hold Class B ordinary shares may convert their shares of Class B ordinary shares into ordinary shares at any time and the Registered Shareholders may sell all, some, or none of the ordinary shares covered by this prospectus, we cannot determine the number of ordinary shares that will be sold by the Registered Shareholders, or the amount or percentage of ordinary shares, either as ordinary shares or Class B ordinary shares, that will be held by the Registered Shareholders upon consummation of any particular sale. In addition, the Registered Shareholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, our ordinary shares or Class B ordinary shares in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

The Registered Shareholders are not entitled to any registration rights with respect to our ordinary shares. However, we currently intend to use our reasonable efforts to keep the registration statement effective for a period of 90 days after the effectiveness of the registration statement. We are not party to any arrangement with any Registered Shareholder or any broker-dealer with respect to sales of ordinary shares by the Registered Shareholders. However, we will engage a financial advisor with respect to certain other matters relating to our listing. See “Plan of Distribution.”

We have based percentage of beneficial ownership for the following table on [•] ordinary shares. In addition, in accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities issuable within 60 days of [•], 2025. As such, ordinary shares issuable pursuant to options and warrants that may be exercised or settled within 60 days of [•], 2025 are deemed to be outstanding for purposes of computing the percentage of the class beneficially owned by the person holding such securities but are not deemed to be outstanding for purposes of computing the percentage of the class beneficially owned by any other person.

The Registered Shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See “Management’s Discussion & Analysis of Financial Results and Condition” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Shareholders.

Except as otherwise indicated in the footnotes to the table set forth below, all persons listed have sole voting power and investment power, except to the extent that authority is shared by spouses under applicable law, and record and beneficial ownership of their ordinary shares. Unless otherwise indicated, the business address of each of the individuals and entities named below is c/o Braiin Limited, 283 Rokeby Road, Subiaco, Western Australia 6008.

	Common Stock		Percentage of Total Voting Power†	Shares of Common Stock Being Registered
Name of Beneficial Owner	Number	%
Executive Officers and Directors
Natraj Balasubramanian	39,804,172	62.79
Darren McVean	3,090,373	4.88
Jay Stephenson	206,866	*

5% Shareholders

Other Registered Shareholders:

____________

*        less than one percent.

As of the date of the prospectus, we have [    ] shareholders of record, [    ] of whom is located in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DESCRIPTION OF CAPITAL STOCK

General

As of [    ], 2025, 11,069,578, fully paid ordinary shares were issued.

Holders of our ordinary shares are entitled to one vote per share on all matters requiring shareholder approval. Our ordinary shares do not carry cumulative voting rights. Subject to any special rights attaching to shares that may be issued in the future (including preference shares), holders of ordinary shares are entitled to receive dividends as declared by the board of directors out of profits legally available for distribution. In the event of the Company’s winding up, holders of ordinary shares are entitled to participate equally and ratably in the distribution of the surplus assets of the Company, after satisfaction of all liabilities and any preferential entitlements.

All issued ordinary shares are fully paid and non-assessable. The rights and obligations of shareholders are governed by the Company’s Constitution and the Corporations Act 2001 (Cth).

We may issue additional ordinary shares from time to time, subject to the limitations imposed by applicable law, our Constitution, and shareholder approvals where required.

Listing

We have applied to list our ordinary shares on the Primary Exchange under the symbol “[    ]”.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is [•]. The transfer agent and registrar’s address is [•]. The transfer agent and registrar can be contacted by phone at: [•].

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our ordinary shares on the Primary Exchange, there has been no public market for our ordinary shares. Sales of a substantial number of shares our ordinary shares in the public market following our listing on the Primary Exchange, or the perception that such sales could occur, could adversely affect the public price of our ordinary shares and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. We will have no input if and when any Registered Shareholders may, or may not, elect to sell their shares or the prices at which any such sales may occur.

After the Direct Listing, a total of [•] shares of our ordinary shares will be outstanding, including [•] shares of our ordinary shares registered for resale under the registration statement of which this prospectus forms a part. Any shares not registered hereunder will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. With the exception of shares owned by our directors, officers and certain shareholders, substantially all of our ordinary shares may be sold after our initial listing on the Primary Exchange, either by the Registered Shareholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 of the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to and in compliance with public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the ordinary shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling ordinary shares on behalf of our affiliates are entitled to sell shares 90 days after we become a reporting company. Within any three-month period, such shareholders may sell a number of shares that does not exceed the greater of:

•        1% of the number of ordinary shares then outstanding, which will equal approximately shares immediately after our registration; or

•        the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling ordinary shares on behalf of our affiliates also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after we become a reporting company before selling those shares under Rule 701.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

We have applied to list our ordinary shares on the Primary Exchange. Prior to the listing of our ordinary shares on the Primary Exchange, there have been no public market for our ordinary shares. Our ordinary shares has a limited history of trading in private transactions.

While Maxim Group LLC, in its capacity as our financial advisor, is expected to consider this information in connection with setting the opening public price of our ordinary shares, this information may have little or no relation to broader market demand for our ordinary shares and thus the opening public price and subsequent public price of our ordinary shares on the Primary Exchange. As a result, you should not place undue reliance on these historical private sale prices as it may differ materially from the opening public price and subsequent public price of our ordinary shares on the Primary Exchange.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF Ordinary Shares

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership, and disposition of our ordinary shares. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our ordinary shares pursuant to this prospectus and who hold our ordinary shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•        certain former citizens or long-term residents of the United States;

•        partnerships or other pass-through entities (and investors therein);

•        “controlled foreign corporations;”

•        “passive foreign investment companies;”

•        corporations that accumulate earnings to avoid U.S. federal income tax;

•        banks, financial institutions, investment funds, insurance companies, brokers, dealers, or traders in securities;

•        tax-exempt organizations and governmental organizations;

•        tax-qualified retirement plans;

•        persons subject to special tax accounting rules under Section 451(b) of the Code;

•        persons who hold or receive our ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•        “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•        persons that own, or have owned, actually or constructively, more than 5% of our ordinary shares;

•        persons who have elected to mark securities to market; and

•        persons holding our ordinary shares as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and the partners in such partnerships are urged to consult their own tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our ordinary shares.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our ordinary shares that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our ordinary shares

As described under the section titled “Dividend Policy,” we have never declared or paid dividends on our ordinary shares and do not anticipate paying dividends in the foreseeable future. However, if we make cash or other property distributions on our ordinary shares, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our ordinary shares, but not below zero. Any excess amount distributed will be treated as gain realized on the sale or other disposition of our ordinary shares and will be treated as described under the section titled “— Gain On Disposition of Our ordinary shares” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined under the section titled “— Withholding on Foreign Entities” below), dividends paid to a non-U.S. holder of our ordinary shares generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our ordinary shares in connection with the conduct of a trade or business in the United States, and dividends paid on our ordinary shares are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our ordinary shares generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Non-U.S. holders should consult their own tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our ordinary shares, unless:

•        the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•        the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•        our ordinary shares constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our ordinary shares, and our ordinary shares is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our ordinary shares paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our ordinary shares provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or applicable successor form), or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code and the Treasury regulations promulgated thereunder (collectively, “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity either certifies that it does not have any “substantial United States owners” as defined in the Code or provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. The withholding provisions described above currently apply to payments of dividends on our ordinary shares. Prior to the issuance of proposed Treasury regulations described below, withholding taxes under FATCA would have also applied to gross proceeds from sales or other disposition of our ordinary shares. However, the U.S. Treasury Department’s proposed regulations that, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our ordinary shares. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers (including withholding agents) may generally rely on the proposed regulations until they are revoked or final regulations are issued.

Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors should consult with their own tax advisors regarding the possible implications of FATCA on an investment in our ordinary shares.

PLAN OF DISTRIBUTION

The Registered Shareholders, and their pledgees, donees, transferees, assignees, or other successors in interest may sell their ordinary shares covered hereby pursuant to brokerage transactions on the Primary Exchange, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the ordinary shares are listed for trading. We are not party to any arrangement with any Registered Shareholder or any broker-dealer with respect to sales of ordinary shares by the Registered Shareholders, except we have engaged a financial advisor with respect to certain other matters relating to the registration of our ordinary shares and listing of our ordinary shares, as further described below. As such, we do not anticipate receiving notice as to if and when any Registered Shareholder may, or may not, elect to sell their ordinary shares or the prices at which any such sales may occur, and there can be no assurance that any Registered Shareholders will sell any or all of their ordinary shares covered by this prospectus.

We will not receive any proceeds from the sale of ordinary shares by the Registered Shareholders. We will recognize costs related to this direct listing and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

We have engaged Maxim Group LLC (the “Advisor”), as our financial advisor to advise and assist us with respect to certain matters relating to our direct listing (the “Direct Listing”). The services expected to be performed by the Advisor will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the Direct Listing, developing and assisting with our investor communication strategy in relation to the Direct Listing, and being available to consult with the Primary Exchange, including on the day that our ordinary shares are initially listed on the Primary Exchange.

In addition, the Advisor will determine when our ordinary shares are ready to trade and to approve proceeding with the opening of trading at the Current Reference Price (as defined below). However, the Advisor has not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our ordinary shares in consultation with us, except as described herein.

On the day that our ordinary shares are initially listed on the Primary Exchange, the Primary Exchange will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by the Primary Exchange on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under applicable Primary Exchange rules, must notify the Primary Exchange that our shares are “ready to trade.” Once the Advisor has notified the Primary Exchange that our ordinary shares are ready to trade, the Primary Exchange will calculate the Current Reference Price for our ordinary shares, in accordance with the Primary Exchange rules. If the Advisor then approves proceeding at the Current Reference Price, the Primary Exchange will conduct a price validation test in accordance with applicable Primary Exchange Rules. As part of conducting such price validation test, the Primary Exchange may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our ordinary shares on the Primary Exchange will commence.

Under the Primary Exchange rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our ordinary shares will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by the Primary Exchange in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

In determining the Current Reference Price, the Primary Exchange’s cross algorithms will match orders that have been entered into and accepted by the Primary Exchange’s system. This occurs with respect to a potential Current Reference Price when orders to buy ordinary shares at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of ordinary shares at an entered asking price that is less than or equal to such potential Current Reference Price. To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if the Primary Exchange’s cross algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 ordinary shares at an entered bid price of $10.01 per share and a limit order to sell 200 ordinary shares at an entered asking price of $10.00 per share — the Current Reference Price would be selected as follows:

•        Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

•        Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e., minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

•        Because more than one price under clause (ii) exists, under clause (iii), the Current Reference Price would be the entered price at which orders for ordinary shares at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500-share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, the Primary Exchange would select $10.01 as the Current Reference Price, because orders for shares at such entered price will remain unmatched. The above example (including the prices) is provided solely by way of illustration.

The Advisor, as the designated financial advisor under applicable Primary Exchange Rules, will determine when our ordinary shares are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), the Advisor will request that the Primary Exchange delay the opening until such a time that sufficient price discovery has been made to ensure that a reasonable amount of volume crosses on the opening trade.

Further, in the highly unlikely event that the Primary Exchange consults with the Advisor as described in clause (iv) of the definition of Current Reference Price, the Advisor would request that the Primary Exchange delay the opening to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price. Under the Primary Exchange rules, in the event of such delay, prior to terminating such delay, there will be a 10-minute “Display Only” period during which market participants may enter quotes and orders in shares of our ordinary shares in the Primary Exchange systems. In addition, beginning at 4:00 a.m., market participants may enter orders in shares of our ordinary shares on the Primary Exchange. Such orders will be accepted and entered into the system. After the conclusion of the 10-minute “Display Only” period, our ordinary shares will enter a “Pre-Launch” period of indeterminate duration. The “Pre-Launch” period will end and shares of our ordinary shares will be released for trading by the Primary Exchange when certain conditions are met, including the Primary Exchange’s receipt of notice from the Advisor that our ordinary shares are ready to trade, after which the Primary Exchange system will calculate the Current Reference Price at that time and display it to the Advisor. If the Advisor then approves proceeding, the Primary Exchange system will conduct certain validation checks. The Advisor, with concurrence of the Primary Exchange, may determine at any point during the delay process up through the conclusion of the “Pre-Launch” period to postpone and reschedule the Direct Listing. Neither we nor the Registered Shareholders will be involved in the Primary Exchange’s price-setting mechanism nor will we or they coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading.

Similar to a the Primary Exchange-listed firm-commitment underwritten initial public offering, in connection with the listing of our ordinary shares, buyers and sellers who have subscribed will have access to the Primary Exchange’s Order Imbalance Indicator (the “Net Order Imbalance Indicator”), a widely available, subscription-based data feed, prior to submitting buy or sell orders. The Primary Exchange’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of ordinary shares that can be paired off the Current Reference Price, the number of ordinary shares that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, to disseminate that information continuously to buyers and sellers via the Net Order Imbalance Indicator data feed.

However, because this is not an initial public offering being conducted on a firm-commitment underwritten basis, there will be no traditional book building process (that is, an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level — the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold ordinary shares to the public, as there would be in a firm-commitment underwritten initial public offering. The lack of an initial public offering price could impact the range of buy and sell orders collected by the Primary Exchange from various broker-dealers. Consequently, the public price of our ordinary shares may be more volatile than in an initial public offering underwritten on a firm-commitment basis and could, upon being listed on the Primary Exchange, decline significantly and rapidly.

In addition, to list on the Primary Exchange, we are also required to have at least three registered and active market makers. We expect that the Advisor will act as a registered and active market maker and will engage other market makers.

In addition to sales made pursuant to this prospectus, the ordinary shares covered by this prospectus may be sold by the Registered Shareholders in private transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, ordinary shares may be sold in such states only through registered or licensed brokers or dealers.

A Registered Shareholder may from time to time transfer, distribute (including distributions in kind by Registered Shareholders that are investment funds), pledge, assign, or grant a security interest in some or all the ordinary shares owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the ordinary shares from time to time under this prospectus, or under an amendment to this prospectus under applicable provisions of the Securities Act amending the list of the Registered Shareholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as Registered Shareholders under this prospectus. The Registered Shareholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A Registered Shareholder that is an entity may elect to make an in-kind distribution of ordinary shares to its members, partners, or shareholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the Registered Shareholders utilize a broker-dealer in the sale of the ordinary shares being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such Registered Shareholder or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal.

In connection with its engagement as our financial advisor, the Advisor received [•] shares of our ordinary shares (after giving effect to the Reverse Stock Split), which is equal to [•]% of our outstanding ordinary shares, on a fully diluted basis, as of the date of our engagement letter with the Advisor. In addition, the Advisor will be entitled to a cash fee of $[•] (payable upon the Company receiving minimum gross proceeds of $[•]) and that number of ordinary shares equal to [•]% of the issued and outstanding ordinary shares upon the successful consummation of the Direct Listing. The Advisor will also be entitled to an expense reimbursement for all reasonable, documented expenses incurred by the Advisor in connection with its engagement, provided that (i) such expenses, other than legal fees, may not exceed $[•] without our prior authorization and (ii) such expenses that constitute legal fees may not exceed $[•] per transaction.

In addition, pursuant to our agreement with the Advisor, for a period of 18 months from the date of the consummation of the Direct Listing, if we propose to (i) effect a public offering of our securities on a major U.S. exchange, (ii) effect a private placement of our securities, (iii) enter into certain financing transactions with third parties introduced to us by the Advisor or (iv) propose to enter into certain other transactions with third parties introduced to us by the Advisor, including, without limitation, a merger, acquisition or sale of stock or assets, or other similar transaction, we are obligated to offer to retain the Advisor as our lead underwriter and book running manager, our lead placement or sales agent, or our lead, as applicable, in connection with such financing or transaction, upon such reasonable and customary terms as the Advisor and we may mutually agree, with such terms to be set forth in a separate engagement letter or other agreement between the Advisor and us.

The Advisor will not be engaged to otherwise facilitate or coordinate price discovery activities or the solicitation or sales of shares of our ordinary shares in consultation with us, and will not be permitted to, and will not be instructed by us to, plan or actively participate in any investor education activities, except as described herein.

Prior to the financial advisory services provided by the Advisor to us in connection with the listing of our securities, neither the Advisor nor any affiliates of the Advisor have provided services of any kind to us.

EXPENSES RELATED TO THE OFFERING

Set forth below is an itemization of the total expenses which are expected to be incurred in connection with this offering. With the exception of the registration fee payable to the SEC, the Primary Exchange listing fee and the filing fee payable to FINRA, all amounts are estimates.

Securities and Exchange Commission Registration Fee	USD$ *
FINRA Fee	USD$ *
Primary Exchange Fee	USD$ *
Legal Fees and Expenses	USD$ *
Accounting Fees and Expenses	USD$ *
Miscellaneous Expenses	USD$ *
Total Expenses	USD$ *

____________

*        to be filed by amendment.

LEGAL MATTERS

Winston & Strawn LLP, Houston, Texas, is our legal advisor. Certain Australian legal matters will be passed upon for Braiin by Steinepreis Paganin.

EXPERTS

The unaudited interim consolidated financial statements of Braiin Limited for the six months ended December 31, 2024 and 2023 and the audited consolidated financial statements for the year ended June 30, 2024 and 2023, included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 of the financial statements) of BDO Audit Pty Ltd, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The unaudited interim financial statements of Nisus Australia Pty Ltd for the six months ended December 31, 2024 and 2023 and the audited financial statements for the year ended June 30, 2024 and 2023 included in this prospectus have been so included in reliance on the report of AM Advisory, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The unaudited interim financial statements of Nisus Payroll Pty Ltd for the six months ended December 31, 2024 and 2023 and the audited financial statements for the year ended June 30, 2024 and 2023 included in this prospectus have been so included in reliance on the report of AM Advisory, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The unaudited interim consolidated financial statements of VIS Networks Private Limited for the six months ended December 31, 2024 and 2023 and the audited consolidated financial statements for the year ended June 30, 2024 and 2023 included in this prospectus have been so included in reliance on the report of AM Advisory, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The united interim consolidated financial statements of Mirragin RAS Consulting Pty Limited for the six months ended December 31, 2024 and 2023 and the audited consolidated financial statements for the year ended June 30, 2024 and 2023 included in this prospectus have been so included in reliance on the report of AM Advisory, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The unaudited interim consolidated financial statements of Tele-Apps Group for the six months ended December 31, 2024 and 2023 and the audited consolidated financial statements for the year ended June 30, 2024 and 2023 included in this prospectus have been so included in reliance on the report of AM Advisory, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The unaudited interim financial statements of Connect Simple Pty Limited for the six months ended December 31, 2024 and 2023 and the audited financial statements for the year ended June 30, 2024 and 2023 included in this prospectus have been so included in reliance on the report of AM Advisory, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, with respect to the ordinary shares covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our ordinary shares, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.virtuix.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our ordinary shares.

INDEX TO FINANCIAL STATEMENTS

Braiin Limited

Connect Simple

VIS Networks

TeleApps

Mirragin

Nisus Australia

Nisus Payroll

CORPORATE DIRECTORY

DIRECTORS

Natraj Balasubramanian (Executive Director)

Jay Stephenson (Non-Executive Director)

COMPANY SECRETARY

Jay Stephenson

REGISTERED OFFICE and

PRINCIPAL PLACE OF BUSINESS

283 Rokeby Road

Subiaco WA 6005

AUDITORS

BDO Audit Pty Ltd

Parkline Place

Level 25, 252 Pitt Street

Sydney NSW 2000

CONTACT INFORMATION

Tel: +61 412 474 180

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Braiin Limited

Subiaco, WA, Australia

Results of Review of Interim Consolidated Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Braiin Limited (‘Braiin’ or the ‘Company’) and its consolidated entities (the ‘Group’) as of December 31, 2024, the related consolidated statements of profit or loss and other comprehensive income, statement of changes in equity, and statement of cash flows for the six-month periods ended December 31, 2024 and 2023, and the related notes (collectively referred to as the ‘interim consolidated financial statements’) for the period ended December 31, 2024. Based on our reviews, we are not aware of any material modifications that should be made to the interim consolidated financial statements referred to above for them to be in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’).

We have previously audited the Group, in accordance with the standards of the Public Company Accounting Oversight Board (‘PCAOB’), the consolidated statement of financial position of the Group as of June 30, 2024, and the related consolidated statements of profit or loss and other comprehensive income, statement of changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated May 7, 2025, we expressed an unqualified opinion that included an explanatory paragraph on the substantial doubt about the Group’s ability to continue as a going concern on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of June 30, 2024 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These interim consolidated financial statements are the responsibility of the Group’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Substantial doubt about the Group’s ability to continue as a going concern

The accompanying interim consolidated financial statements have been prepared assuming the Group will continue as a going concern. As described in Note 1.15 to the interim consolidated financial statements, the Group has suffered recurring losses from operations, has a net capital deficiency and net liability position, and has stated that substantial doubt exists about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.15. The accompanying interim consolidated financial statements do not include any adjustments that might be necessary should the Group be unable to continue as a going concern.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ BDO Audit Pty Ltd

Sydney, NSW, Australia

June 24, 2025

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME

for the interim period ended 31 December 2024

	Note	31 December 2024 $	31 December 2023
Revenue		—	—

Expenses
Administration and other expenses	4	129,230	95,028
Audit fees	4	47,661	26,039
Professional and legal fees	4	392,875	280,692
Rent	4	104,800	—
Depreciation		64,207	70,225
Amortization of software development		13,808	—
Interest expense		76,081	34,462
Loss on deconsolidation	3	—	5,469
(Gain)/loss on foreign currency exchange		(14,232)	6,387
Total Expenses		814,430	518,302
Loss before income tax expense		(814,430)	(518,302)
Income tax expense	8	—	—
Loss after tax from continuing operations		(814,430)	(518,302)

Items that may be reclassified subsequently to profit and loss
Foreign currency translation		14,876	13,023

Other comprehensive income		14,876	13,023

Total comprehensive loss for the period		(799,554)	(505,279)

The Unaudited consolidated statement of profit and loss and other comprehensive income is to be read in conjunction with the notes to the financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

for the interim period ended 31 December 2024

	Note	31 December 2024 $	30 JUNE 2024 $
Current assets
Cash and cash equivalents	9	35,165	577,518
Other receivables	10	16,187	15,329
Related party loan	20	192,618	108,677
Deposit on Premises	17	25,638	1,638
Loans	20	2,432	1,770
Total current assets		272,040	704,932

Fixed assets	14	8,904	48,755
Software development	15	69,036	89,092
Right of Use Assets	16	65,267	2,069
Non-current assets		143,207	139,916
Total assets		415,247	844,848

Trade and other payables	11	666,593	518,641
Unearned revenue	12	588,000	468,000
Lease liability	16	16,288	1,351
Financial liabilities	13	2,721,368	2,683,062
Current liabilities		3,992,249	3,671,054

Non-current liabilities
Lease Liability	16	48,759	2
Total Non-current liabilities		48,759	2
Total liabilities		4,041,008	3,671,056

Net liabilities		(3,625,761)	(2,826,208)

Equity
Issued capital	2	3,641	3,641
Reserves		39,902	25,026
Accumulated losses		(3,669,304)	(2,854,875)
Total Equity		(3,625,761)	(2,826,208)

The unaudited consolidated statement of financial position is to be read in conjunction with the notes to the financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the interim period ended 31 December 2024

	Issued Capital $	Reserves $	Accumulated Losses $	Total Equity $
Balance at 30 June 2024	3,641	25,026	(2,854,875)	(2,826,208)
Loss for the year	—	—	(814,429)	(814,429)
Other comprehensive loss	—	14,876	—	14,876
Total comprehensive loss for the period	—	14,876	(814,429)	(799,553)
Balance as at 31 December 2024	3,641	39,902	(3,669,304)	(3,625,761)
	Issued Capital $	Reserves $	Accumulated Losses $	Total Equity $

Balance at 30 June 2023	3,641	5,059	(1,139,500)	(1,130,800)
Loss for the year	—	—	(518,302)	(518,302)
Other comprehensive loss	—	13,023	—	13,023
Total comprehensive loss for the period	—	13,023	(518,302)	(505,279)
Balance as at 31 December 2023	3,641	18,082	(1,657,802)	(1,636,079)

The unaudited consolidated statement of changes in equity is to be read in conjunction with the notes to the financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

for the interim period ended 31 December 2024

	Note	31 December 2024 $	31 December 2023 $
Cash flows from operating activities
Receipts from customers		120,000	—
Payments to suppliers and employees		(540,018)	(509,591)
Advances to Directors and third parties	20	(84,603)	(107,474)
Net cash used in operating activities	9.1	(504,621)	(617,065)

Cash flows from investing activities
Deposit on premises		(24,000)	—
Net Cash used in investing activities		(24,000)	—

Cash flows from financing activities
Finance costs		(22,799)	—
Lease repayments		(9,251)	(729)
Net cash used in financing activities		(32,050)	(729)

Net decrease in cash and cash equivalents		(560,671)	(617,794)

Cash and cash equivalents at the beginning of the year		577,518	1,202,698
Effects of exchange rate changes on cash and cash equivalents		18,318	25,984
Cash and cash equivalents at the end of the year	9	35,165	610,888

The unaudited consolidated statement of cash flows is to be read in conjunction with the notes to the financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

GENERAL INFORMATION

Braiin Limited (Braiin or the “Company”) and its subsidiaries (the “Group”) is a for-profit company limited by shares, domiciled and incorporated in Australia. Braiin’s expertise spans artificial intelligence and machine learning (“AI/ML”), robotics, internet of things (“IoT”), and mission-critical enterprise software and hardware applications. The functional currency of the Group is AUD and the presentation currency is in the USD currency.

The Company was incorporated on 4 July 2022.

1.      BASIS OF PREPARATION

These unaudited consolidated financial statements are general purpose financial statements which have been prepared in accordance with Accounting Standards and Interpretations, and comply with other requirements of the Australian Corporations Act 2001.

The Company is an unlisted public company, incorporated and operating in Australia. The financial report is presented in United States dollars.

The Company is a for profit entity for financial reporting purposes under IFRS Accounting Standards as issues by the International Accounting Standards Board (IFRS Accounting Standards).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss, financial assets at fair value through other comprehensive income and derivative financial instruments.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 1.3.

Foreign currency translation

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars. The legal parent entity’s functional and presentation currency is Australian Dollars.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the profit or loss except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the gain or loss is directly recognised in other comprehensive income, otherwise the exchange difference is recognised in the profit or loss.

The accounting policies detailed below have been consistently applied to all of the years presented unless otherwise stated.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

1.      BASIS OF PREPARATION (cont.)

Foreign operations

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

•        assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•        income and expenses are translated at average exchange rates for the period; and

•        retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the consolidated statement of financial position. These differences are recognised in the profit or loss in the period in which the operation is disposed.

1.1.   ADOPTION OF NEW AND REVISED STANDARDS

1.1.1. Changes in accounting policies on initial application of Accounting Standards

Standards and interpretations applicable to 31 December 2024

In the period ended 31 December 2024, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IFRS that are relevant to the Group’s operations and effective for the current financial reporting period.

It has been determined by the Directors that there is no impact, material or otherwise, of the new and revised Standards and Interpretations on its business and, therefore, no change is necessary to Group accounting policies.

Standards and interpretations on issue not yet effective and adopted

The Directors have also reviewed all new Standards and Interpretations that have been issued but are not yet effective for the period ended 31 December 2024. As a result of this review the Directors have determined that there is no impact, material or otherwise, of the new and revised Standards and Interpretations issued but not yet effective and adopted on its business and, therefore, no further disclosures have been made in this regard.

1.2.   STATEMENT OF COMPLIANCE

The unaudited financial report was authorised by the Board of Directors for issue on 24 June 2025.

The unaudited financial report complies with Australian equivalents to the International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with IFRS Accounting Standards.

MATERIAL ACCOUNTING POLICY INFORMATION

1.3.   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The application of accounting policies requires the use of judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognised in the period in which the estimate is revised if it affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

1.      BASIS OF PREPARATION (cont.)

Fair value measurement hierarchy

The Group is required to classify all assets and liabilities, measured at fair value. Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

Estimation of useful lives of assets

The Group determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Impairment of non-financial assets other than goodwill and other indefinite life intangible assets

The Group assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Income tax

The Group is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on the Group’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the Group considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to the Group’s operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. The Group reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.

The Company has a lease of a premises in New York that is the subject of a lease that commenced during the period. The lease is for a fixed non-cancellable term of 12 months, with an option to extend for a further period beyond the initial term. The total lease payments over the 12-month period amount to USD $288,000.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

1.      BASIS OF PREPARATION (cont.)

The Company has assessed the lease under IFRS 16 and has determined that it qualifies for the short-term lease exemption. Accordingly, the lease has not been recorded as a right-of-use asset or lease liability on the balance sheet. Instead, lease payments are recognised as an expense on a straight-line basis over the lease term.

Although an extension option exists, management has exercised significant judgement and concluded that it is not reasonably certain the option will be exercised. This conclusion reflects the Company’s preference for operational flexibility, the absence of contractual penalties for non-renewal, and potential changes to office requirements in the near term.

This judgement is material to the financial statements, as recording the lease as a right-of-use asset and liability could have had a significant impact on the Company’s reported assets and liabilities. The lease expense of USD $104,800 has been fully recognised in the current reporting period.

Incremental borrowing rate

Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Group estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

Derivative Financial Instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Promissory Notes

Under IFRS 9, promissory notes issued by a company are recognised as financial liabilities and initially recorded at fair value, which is usually the cash or other considerations received. Typically classified as measured at amortised cost, the effective interest rate (EIR) method is used to account for the interest expense over the note’s life, adjusting the carrying amount for any premium embedded as an implied interest rate. Transaction costs, such as structuring fees paid via equity issuance, are deducted from the initial carrying value and recognised based on the measurability of their fair value and the completion of any contingent events. This ensures financial statements accurately reflect the company’s obligations and costs associated with promissory notes in compliance with IFRS 9.

1.4.   PRINCIPLES OF CONSOLIDATION

As at reporting date, the assets and liabilities of all controlled entities have been incorporated into the unaudited consolidated financial statements as well as their results for the interim period. Where controlled entities have entered (left) the Consolidated Group during the year, their operating results have been included (excluded) from the date control was obtained (ceased).

The unaudited consolidated financial statements incorporate the assets, liabilities and results of the parent, Braiin Limited and its subsidiaries. Subsidiaries are entities the parent controls. The parent controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. A list of the subsidiaries is provided in Note 15.

The assets, liabilities and results of all subsidiaries are fully consolidated into the financial statements of the Group from the date on which control is obtained by the Group. The consolidation of a subsidiary is discontinued from the date that control ceases. Intercompany transactions, balances and unrealised gains or losses on transactions between group entities are fully eliminated on consolidation. Accounting policies of subsidiaries have been changed and adjustments made where necessary to ensure uniformity of the accounting policies adopted by the group.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

1.      BASIS OF PREPARATION (cont.)

Equity interests in a subsidiary not attributable, directly or indirectly, to the Group are presented as non-controlling interests. The Group initially recognises non-controlling interests that are present ownership interests in subsidiaries and are entitled to a proportionate share of the subsidiary’s net assets on liquidation at either fair value or at the non-controlling interests’ proportionate share of the subsidiary’s net assets. Subsequent to initial recognition, non-controlling interests are attributed their share of profit or loss and each component of other comprehensive income. Non-controlling interests are shown separately within the equity section of the statement of financial position and statement of comprehensive income.

1.5.   INCOME TAX

The charge for current income tax expense is based on the result for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantively enacted by the balance date or reporting date.

Deferred tax is accounted for in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited to profit or loss except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

1.6.   FINANCIAL INSTRUMENTS

1.6.1. Financial Instruments — assets

a.      Classification

The Group classifies its financial assets in the following measurement categories:

•        those to be measured subsequently at fair value (either through OCI or through profit or loss), and

•        those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

1.      BASIS OF PREPARATION (cont.)

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

b.      Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the requirements of ownership.

c.      Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

i.       Equity Instruments

•        The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

•        Changes in the fair value of financial assets at FVTPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

d.      Impairment

The Group assesses on a forward-looking basis, the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

1.6.2 Financial Instruments — Liabilities

a.      Classification

The Group classifies its financial liabilities in the following measurement categories:

•        those to be measured subsequently at FVTPL, and

•        those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial liabilities and the contractual terms of the cash flows.

For financial liabilities measured at FVTPL, gains and losses, including any interest expenses will be recorded in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

1.      BASIS OF PREPARATION (cont.)

For financial liabilities measured at amortised cost, the effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

b.      Recognition and derecognition

Regular way purchases of financial liabilities are recognised on trade-date, the date on which the Group commits to purchase the financial liability. Financial liabilities are derecognised when the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liabilities derecognised and the consideration paid and payable is recognised in profit or loss.

c.      Measurement

At initial recognition, the Group measures financial liabilities at its fair value plus, in the case of financial liabilities not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial liabilities. Transaction costs of financial liabilities carried at FVTPL are expensed in profit or loss.

1.7.   IMPAIRMENT OF ASSETS

The Group assesses at each balance date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

Impairment testing is performed annually for goodwill and intangible assets.

1.7.1. Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

1.8.   PROVISIONS

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

1.      BASIS OF PREPARATION (cont.)

1.9.   CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

1.10. REVENUE RECOGNITION

Revenue from contracts with customers

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Company does the following: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Subscription Revenue

Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use its drone technology and underlying services.

Revenue from subscriptions is recognized over time when the customer obtains access to and is transferred control of the technology, which is generally from the time of delivery of the drone to the customer and throughout the contract when the customer consumes the benefits provided by the Company via ongoing access to the technology. The revenue recognition pattern reflects the transfer of control to the customer, which, for subscriptions, is recognized evenly across the contract period, as performance obligations are met.

The provision of the technology within the drone is a distinct bundled performance obligation as the customer can derive substantial benefits from the drone throughout the duration of the contract. Therefore, revenue from subscriptions is recognized over time.

Monthly Subscriptions: For a monthly subscription service, revenue is recognized monthly as the Company meets performance obligations by giving the customer access to utilize the Company’s drone technology and underlying services.

Annual Subscriptions Paid Upfront: If a customer enters into a contract for an annual subscription, the amount received is categorized as “unearned revenue” and recognized as a liability. The revenue is recognized evenly over the year, with a corresponding reduction from the unearned revenue account, reflecting the period over which we meet our performance obligation by giving the customer access to utilize our drone technology and underlying services.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

1.      BASIS OF PREPARATION (cont.)

1.11. RIGHT OF USE ASSETS

Leases are recognised as a right-of-use-asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Right of use Asset

The Group recognises a right of use asset at the commencement date of the lease. The right of use asset is initially measured at cost. The cost of right of use assets includes the amount of lease liabilities recognised, adjusted for any lease payments made at or before the commencement date, plus initial direct costs incurred and an estimate of costs to dismantle, remove or restore the leased asset, less any lease incentives received

Right-of-use-assets are measured at cost comprising the following:

•        the amount of the initial measurement of lease liability;

•        any lease payments made at or before the commencement date less any lease incentives received;

•        any initial direct costs; and

•        restoration costs.

Subsequent to initial measurement, the right of use asset is depreciated on a straight-line basis over the shorter of the lease term and the estimated useful life. Right of use assets are subject to impairment and are adjusted for any remeasurement of lease liabilities.

1.12. LEASE LIABILITY

At the commencement date of the lease, the Group recognises lease liabilities at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the assessment of lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payments occurs. The present value of lease payments is discounted using the interest rate implicit in the lease or, if the rate cannot be readily determined, the Group’s incremental borrowing rate.

The lease liability is measured at amortised cost using the effective interest method. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

The amount of lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right of use asset, or is recognised in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group has elected not to recognise right of use assets and lease liabilities for short term leases that have a lease term of 12 months of less and do not contain a purchase option, and leases of low value assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

1.      BASIS OF PREPARATION (cont.)

1.13. PLANT AND EQUIPMENT

Items of property, plant and equipment are measured at cost less accumulated depreciation.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within “other income” in profit or loss.

Depreciation is calculated on a straight-line basis to write off the next cost of each item of plant and equipment over their expected useful life as follows:

•        Drones            2 years

The carrying amount of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal.

1.14. ISSUED CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a new business are not included in the cost of acquisition as part of the purchase consideration.

1.15. GOING CONCERN

The financial statements have been prepared on an accruals basis and are based on historical costs modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities. Historical cost is generally based on the fair values of the consideration given in exchange for goods and services.

The Directors have assessed that there is substantial doubt related to going concern that may cast significant doubt over the Groups ability to continue as a going concern as the Group incurred a net loss after tax for the period ended 31 December 2024 of $814,429 (2023: $518,302). At 31 December 2024, the Group’s has net working capital deficiency of $3,720,209 (2023: $1,857,213) and a net liability position of $3,625,761 (2023: $2,826,208). The financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

The Directors believe this to be appropriate given the Group is currently engaged efforts for direct listing of the company on a primary US exchange. These efforts are currently at an advanced stage, and the Group is confident in its ability to secure the necessary funding for the private listing.

At the date of this report and having considered the above factors, substantial doubt exists, however the Directors are confident that the Group will be able to continue operations for a period of twelve months from the issuance of this financial report. During the prior year, the Group entered into a Note Purchase Agreement (NPA) with SCP Opportunity XV, LP. The NPA facility is $2,000,000 USD of which $500,000 USD has been drawn down. The remaining balance of USD $1,500,000 has not yet been drawn, as the Group has met its funding requirements to date

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

1.      BASIS OF PREPARATION (cont.)

through existing cash reserves and internal cash flows. The Directors expect to access the remaining facility in the September 2025 quarter to support ongoing working capital and business development initiatives. In addition, since the half year-end, the Directors have issued additional promissory notes (refer to note 23). In addition, the Company has entered into non-binding term sheets totaling $19,400,000 USD in relation to prospective funding arrangements. These agreements are indicative of continued investor interest and reflect the Group’s active efforts to secure capital to support ongoing operations and strategic growth, including its proposed Nasdaq listing. These developments are integral to our strategic financial planning, emphasizing our dedication to transparency and effective communication with both current and potential investors. These actions not only highlight the robust investment interest in our company but also reinforce our anticipated financial milestones post-Nasdaq listing. These financial statements do not include adjustments relating to the recoverability and classification of the recorded assets and liabilities amounts that might be necessary should the Group not continue as going concern.

The Directors believes that these above actions will provide the Company with sufficient liquidity to meet its obligations as they become due and to continue operations for a period of twelve months from the issuance of this financial report. However, there can be no assurance that these plans will be successful.

Should the listing on Nasdaq and corresponding capital raise not be achieved, there is substantial doubt as to whether the Group will be able to continue as a going concern and realise its assets and extinguish its liabilities in the normal course of business at the amounts stated in the financial report.

1.16  INTANGIBLE ASSETS

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

1.17  UNEARNED REVENUE

Unearned revenue is recorded as a liability when payments are received before performance obligations relating to a contract have not yet been met. It is recognised as revenue on the income statement as the corresponding goods or services are provided, reflecting the fulfilment of the Company’s performance obligations. This method adheres to the accrual basis of accounting, ensuring that revenue recognition aligns accurately with the delivery of services or goods.

2.      ISSUED CAPITAL

	31 December 2024	30 June 2024
Fully paid ordinary shares	11,069,578	11,069,578
	31 December 2024 No.		$30 June 2024 No.	$
Balance at beginning of the year	11,069,578	3,641	11,069,578	3,641
Balance at end of the period	11,069,578	3,641	11,069,578	3,641

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At the shareholders’ meetings, each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

3.      RESTRUCTURE ACCOUNTING AND COMPARATIVE INFORMATION

On 23 December 2023, Braiin Limited simplified its structure by the means of transferring the assets from Raptor 300 Australia Pty Ltd to Braiin Limited and transferring the shares to Darren McVean. This process was completed through a number of internal transactions with limited impact to the consolidated group. As part of the agreement:

•        Braiin Limited acquired drones and software assets from Raptor 300 Australia

•        Raptor 300 Inc transferred its ownership of Raptor 300 Australia to Darren McVean

The Net Assets remaining in the entity resulted in a loss of $5,469 which is reflected in the unaudited consolidated statement of profit and loss and other comprehensive income.

4.      EXPENSES

4.a    Expenses

Administration and other expenses

	2024 $	2023 $
Office expenses	5,238	3,945
Dues and Subscriptions	3,796	—
General expenses	43,690	67,159
Memberships	698	—
Postage	52	—
Telephone and internet	749	—
ASIC Fees	925	—
Staffing Costs	39,156	—
Travel	32,563	21,942
Bank fees	2,363	1,982
	129,230	95,028

Professional, audit and legal fees

	2024 $	2023 $
Consulting and accounting	392,078	229,331
Audit Fees	47,661	26,039
Legal expenses	797	51,361
	440,536	306,731

4.b    Segment information

The Group is organised into three operating segments based on geographical location, Australia, Sri Lanka and USA. These operating segments are based on internal reports that are viewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers (CODM). As the Group is pre-revenue, the CODM review the segment operating expenditure.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

4.      EXPENSES (cont.)

	Australia 2024 $	Sri Lanka 2024 $	USA 2024 $	Total 2024 $
Office expenses	—	—	5,238	5,238
Bank fees	340	—	2,023	2,363
Foreign Currency loss	(5,986)	—	—	(5,986)
Consulting and accounting	18,598	—	373,480	392,078
Interest expense	21,759	83	54,239	76,081
Depreciation and amortisation	—	630	63,578	64,208
Amortisation of software development	—	—	13,808	13,808
Audit fees	47,661	—	—	47,661
General expenses	1,672	—	48,237	49,909
Rent	—	—	104,800	104,800
Legal expenses	797		—	797
Staffing expenses	—	—	39,156	39,156
Travel	—	—	32,563	32,563
	84,841	713	737,122	822,676
	Australia 2023 $	Sri Lanka 2023 $	USA 2023 $	Total 2023 $
Office expenses	—	—	3,944	3,944
Bank fees	923	—	1,059	1,982
Foreign currency gain	6,387	—	—	6,387
Consulting and accounting	67,541	—	161,790	229,331
Interest expense	34,276	186	(186)	34,276
Depreciation	14,609	580	55,036	70,225
Audit fees	26,039	—	—	26,039
Loss on forgiveness of debt	5,469	—	—	5,469
General expenses	2,188	—	65,158	67,346
Legal expenses	43,766	—	7,595	51,361
Travel	—	—	21,942	21,942
	201,198	766	316,338	518,302

5.      LOSS ON FOREGIVENESS OF LOAN

5.1    Northern Revival Sponsor LLC

On April 23, 2024, the Group issued a Promissory Note to Northern Revival Sponsor, LLC, with a principal amount of USD $175,000. Under the terms of the agreement, the principal amount is subject to forgiveness upon the earlier of the following events:

1.      The effective date of the consummation of the business combination among Braiin Holdings Ltd, Braiin Limited, Northern Revival Acquisition Corporation, Northern Revival Sponsor LLC, and certain shareholders of Braiin Limited; or

2.      April 23, 2025.

The Promissory Note is non-interest bearing, includes provisions for prepayment, and outlines the consequences of an event of default. The obligations under this Note rank pari passu with all existing and future indebtedness of the Maker.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

5.      LOSS ON FOREGIVENESS OF LOAN (cont.)

Given the specific contractual terms and the expectation that the principal will be forgiven, the Group has not recognised the $175,000 as a receivable and has instead recorded the amount at nil in the financial statements. The Group will reassess the accounting treatment if there is a change in expectation regarding recovery.

This financial arrangement forms part of the Group’s broader capital and transaction strategy to support the proposed business combination, providing flexibility while maintaining alignment with strategic objectives.

6.      FINANCIAL INSTRUMENTS

6.1.   CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that it will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The Group’s overall strategy remains unchanged during the financial year.

Gearing levels are reviewed by the Board on a regular basis in line with its target gearing ratio, the cost of capital and the risks associated with each class of capital.

6.2.   CATEGORIES OF FINANCIAL INSTRUMENTS

6.2.1. FINANCIAL ASSETS

	31 Dec 2024 $	30 June 2024 $
Cash and cash equivalents	35,165	577,518
Trade and other receivables	16,187	15,329
Related party loan	192,618	108,677
Deposit on premises	25,638	—
Loans	2,432	1,770

6.2.2. FINANICAL LIABILITIES

	31 Dec 2024 $	30 June 2024 $
Trade and other payables	666,593	518,641
Lease liability	65,047	1,353
Loan facility	154,975	166,669
Accrued interest	8,177	6,410
Interest payable on loan facility	13,033	14,500
Promissory Notes	500,000	500,000
Interest payable on Promissory Note	78,317	25,815
Convertible Notes	37,195	40,001
SAFE Notes	1,929,667	1,929,667

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

6.      FINANCIAL INSTRUMENTS (cont.)

6.2.3. FINANCIAL RISK MANAGEMENT OBJECTIVES

Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the Group.

The Group does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the Group.

Credit risk exposures

The maximum exposure to credit risk is that to its alliance partners and that is limited to the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements.

Credit risk related to balances with banks and other financial institutions is managed by the Group in accordance with approved Board policy. Such policy requires that surplus funds are only invested with reputable financial institutions, wherever possible.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

Interest risk

The Group is not exposed to material interest rate risk. The interest rate related to convertible notes is fixed per the agreements.

Liquidity risk

The Group adopts prudent liquidity risk management by maintaining sufficient cash and obtaining continuous funding through capital raising as and when necessary to enable the Group to pay its debts as and when they become due and payable.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting period date to the contractual maturity date. The amounts in the table are the contractual undiscounted cash flows. Balances due within 12 months approximate their carrying balances, as the impact of discounting is not significant.

31 DECEMBER 2024	Weighted average interest rate %	Less than 1 year $	More than 1 year $	Total $
Trade and other payables	—	642,104	—	642,104
Lease liability – Premises	14.06%	442	—	442
Lease liability – Motor Vehicle	16.87%	15,845	48,759	64,604
Loan facility	18.00%	154,979	—	154,979
Accrued interest	—	21,211	—	21,211
Promissory notes	—	500,000	—	500,000
Promissory note interest	—	78,317	—	78,317
Convertible notes	10.00%	37,195	—	37,195
SAFE notes	—	1,929,667	—	1,929,667
Total		3,363,915	64,604	3,428,519

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

6.      FINANCIAL INSTRUMENTS (cont.)

30 JUNE 2024	Weighted average interest rate %	Less than 1 year $	More than 1 year $	Total $
Trade and other payables	—	518,641	—	518,641
Lease liability	14.06%	1,351	2	1,353
Loan facility	18.00%	166,669	—	166,669
Accrued interest	—	6,410	—	6,410
Promissory Notes	—	500,000	—	500,000
Promissory note interest	—	25,815	—	25,815
Convertible notes	10.00%	40,001	—	40,001
Safe Notes	—	1,929,667	—	1,929,667
Total		3,188,554	2	3,188,556

Fair values

The fair values of financial assets and financial liabilities as presented above can be compared to their carrying values as presented in the statement of financial position. Fair values are those amounts at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The carrying value of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value. The fair value at the reporting date of the Company’s financial assets and liabilities are noted as nil (see Note 13.5).

7.      REMUNERATION OF AUDITORS

	31 Dec 2024 $	31 Dec 2023 $
Audit and review of the financial reports
Historical Audits
Audit fees	47,661	26,039
	47,661	26,039

As at 31 December 2024, the Group has accrued the audit fees for Braiin Limited and the subsidiary Raptor300 Inc.

8.      INCOME TAX

There are no current or deferred tax expenses during the year. The prima facie tax expense on loss from ordinary activities before income tax is reconciled to income tax is:

	31 Dec 2024 $	31 Dec 2023 $
Prima facie tax benefit on profit loss before income tax at 25% (2023:25%)	(203,607)	(194,503)
Numerical reconciliation of income tax benefit and tax at the statutory rate
Accounting loss for income tax benefit	(814,429)	778,012
Income tax benefit calculated at 25% (2023: 25%)	203,607	194,503
Tax effect of amounts not taxable in calculating income tax benefit
Temporary differences not recognised	(108,527)	(82,822)
Tax effect of losses unrecognised	95,080	111,681
	—	—

Deferred tax assets not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in the accounting policy of Note 1.5.

The tax rate in 2024 and 2023 is based on the tax rate for Braiin Limited, an Australian entity.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

9.      CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand and in banks. Cash and cash equivalents at the end of the reporting period as shown in the statement of cash flows can be reconciled to the related items in the statement of financial position as follows:

	31 DEC 2024 $	30 JUNE 2024 $
Cash and cash equivalents	35,164	577,518

9.1 Cash Flow information

Reconciliation of cash flow from operations to loss
Operating loss after Income Tax	(814,429)	(1,715,375)

Add back non-cash item
Depreciation and amortization	78,015	148,313
Loss on forgiveness of loan	—	175,000
Interest expense	76,081	39,265
Foreign currency gain	(14,232)

Non-cash changes in assets and liabilities
Increase/decrease in unearned revenue	120,000	468,000
Decrease/(Increase) in receivables	(858)	6,893
Decrease/(Increase) in loans	—	26,886
Increase/(decrease) in payables	50,802	233,953
Cash outflow from operations	(504,621)	(617,065)

10.    OTHER RECEIVABLES

	31 DEC 2024 $	30 JUNE 2024 $
GST Receivable	16,187	15,329
	16,187	15,329

11.    TRADE AND OTHER PAYABLES

	31 DEC 2024 $	30 JUNE 2024 $
Accounts payable	534,352	303,411
Accrued expenses	107,751	215,230
Credit card payable	24,490	—
	666,593	518,641

12.    UNEARNED REVENUE

	31 DEC 2024 $	30 JUNE 2024 $
Opening Balances	468,000	—
Additions	120,000	468,000
Closing Balance	588,000	468,000

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

12.    UNEARNED REVENUE (cont.)

The Group has classified $588,000 received under a Purchase Order for ongoing software usage as unearned revenue, in compliance with IFRS 15. This amount, linked to software services provided to a single client, is recognised as revenue progressively as the performance obligations are met over the service period, which is planned to commence following the Group’s successful listing on Nasdaq. In accordance with IFRS 15, revenue from this contract is deferred until the performance obligations begin to be satisfied.

Subsequent to the planned SPAC transaction and amalgamation of the companies, the client will be considered a subsidiary of the go forward listed Group.

13.    FINANCIAL LIABILITIES

	31 DEC 2024 $	30 JUNE 2024 $
SAFE Notes
Opening balance	1,929,667	1,929,667
Additions	—	—
Closing balance	1,929,667	1,929,667

Loan Facilities
Opening principle amount	166,669	166,373
Additions	—	—
Outstanding interest payable	13,033	14,499
Interest Paid		—
Exchange rate movement	(11,689)	296
Closing balance	168,013	181,168

Promissory Notes
Opening principle amount	500,000	—
Additions Promissory Notes Payable	—	500,000
Outstanding Interest payable on promissory notes	78,317	25,815
Closing balance	578,317	525,815

Convertible Notes
Opening principle amount	40,000	117,266
Repayments	—	(77,265)
Outstanding interest	8,177	6,412
Exchange rate movement	(2,806)	—
Closing balance	45,372	46,412
Total Financial Liabilities	2,721,368	2,683,062

Financial liabilities are current as all categories convert upon a successful listing event which is expected to occur during the first half of 2025.

13.1  Safe Notes

The Group has issued Simple Agreements for Future Equity (“SAFEs”) to various investors, through its subsidiary Raptor300, Inc. in a previous financial year as part of its fundraising activities. A SAFE is a financial instrument that represents the right to receive equity in the Company upon the occurrence of certain triggering events, such as a future equity financing or a liquidity event.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

13.    FINANCIAL LIABILITIES (cont.)

As of 30 June 2024, the Group has recognized the SAFE debt as a liability in accordance with IFRS. The liability is measured at fair value initially and is subsequently measured at amortised cost. Per Note 13.5 below the SAFE Notes contain an embedded derivative instrument that is recognised at fair value through profit or loss. Changes in the fair value of the embedded derivative of the SAFE debt are recognized in the statement of profit or loss and other comprehensive income.

Upon the occurrence of a triggering event specified in the SAFE agreements, the liability is reclassified to equity and recorded as additional paid-in capital.

The Group assesses the fair value of the SAFE note derivative liability at the reporting date using an external valuer remains consistent with conclusions reached at 31 December 2024. The value of the derivative liability remains as nil.

The main terms of the SAFEs are detailed below:

•        Discount rate of 30%

•        If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price

•        The Group will use the funds for working capital purposes and to acquire new drones.

•        The investors in the SAFE are non-related parties to the Group.

13.2  Loan facility

The Group entity has previously entered into loan facility agreements with a total face value of $166,669.

Interest will accrue on a daily basis at a rate of 18% per annum on the outstanding subscription amount and will capitalise at monthly intervals and be payable quarterly.

As of 31 December 2024, the Group has recognized the loan facilities as a liability in accordance with IFRS. The liability is measured at fair value initially and is subsequently measured at amortised cost. Per Note 13.5 below the Loan Facilities contain an embedded derivative instrument that is recognised at fair value through profit or loss. Changes in the fair value of the embedded derivative of the loan facility are recognized in the statement of profit or loss and other comprehensive income. The value of which remains as nil.

The Loan Facilities are automatically convertible into subscription shares upon the successful completion of a transaction with a SPAC resulting in the Company’s ordinary shares being exchanged for publicly-listed securities.

The loan facility are unsecured and have a maturity date of 36 months from the Subscription date, however automatically convert at an IPO which is expected in the second quarter of 2025.

13.3  Promissory Notes

On 27 March 2024, the Group entered into a Note Purchase Agreement with SCP Opportunity XV, LP (“the Buyer”), whereby the Group agreed to issue and sell to the Buyer one or more promissory notes for a total purchase price of up to $500,000. The principal amount for each note under this agreement is calculated as 1.25 times the purchase price paid by the Buyer. This calculation forms the basis for the initial recognition of these notes as financial liabilities at their fair value, which corresponds to the cash received from the Buyer.

The interest terms stipulated in the agreement dictate that if the payoff amount of any note is not settled by 1 July 2024, interest will commence accruing on the principal amount at a rate of 1% per month. Should the payoff amount remain unpaid as of 30 June 2025, the interest rate will increase to 1.5% per month until full payment is made. The accrued interest is added to the carrying amount of the liability to reflect the increase in the amount owed to the Buyer over time, under the terms of the contractual agreement.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

13.    FINANCIAL LIABILITIES (cont.)

In terms of subsequent measurement, the liabilities are measured at amortised cost using the effective interest rate (EIR) method. This approach involves calculating the interest rate that exactly discounts the estimated future cash payments through the life of the financial liability back to the net carrying amount on initial recognition. The EIR reflects the actual economic return that the Buyer expects to receive based on the initial investment. If there is a step-up in interest rates due to non-payment, these changes are treated as modifications of the financial liabilities. Such modifications are accounted for by recalculating the EIR to reflect the terms of the modified agreement, adjusting the carrying amount of the debt, and recognising any difference in the profit and loss. Refer to Note 21.2 for contingent liabilities associated with the Promissory note.

13.4  Convertible Notes

The Group entity has issued convertible notes with a total face value of $40,001.

Interest will accrue on a daily basis at a rate of 10% per annum on the outstanding subscription amount and will capitalise at monthly intervals and be payable at the time of conversion.

As of 31 December 2024, the Group has recognized the Convertible Notes as a liability in accordance with IFRS. The liability is measured at fair value initially and is subsequently measured at amortised cost. Per Note 13.5 below the Convertible Notes contain an embedded derivative instrument that is recognised at fair value through profit or loss. Changes in the fair value of the embedded derivative of the Convertible debt are recognized in the statement of profit or loss and other comprehensive income.

The notes are automatically convertible into subscription shares upon the successful completion of a transaction with a SPAC resulting in the Company’s ordinary shares being exchanged for publicly listed securities.

The convertible notes are unsecured and have a maturity date of 18 months from the Subscription date, however automatically convert at an IPO which is expected in the first half of 2025.

13.5  Derivative Financial Instruments

The Group has entered into SAFE and Convertible Note agreements as outline above. These Notes contain embedded financial instruments which have characteristics of derivative financial instruments. The Group assesses each contract to determine whether any embedded financial instruments require separate recognition and measurement.

The Group has identified an embedded financial instrument within each of the SAFE Notes, Convertible Notes and Loan Facilities. The financial instruments were valued and it was identified that no value was attributed to the derivatives. Any changes in the fair value of the embedded financial instrument are recognized in the Statement of Profit and Loss as a gain or loss on financial instrument derivatives consistent with the Group’s accounting policy for financial instruments.

As at 31 December 2024, the valuation was determined to be nil on the basis that agreements converting at the future market rate has nil intrinsic value.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

14.    FIXED ASSETS

	31 Dec 2024 $	30 JUNE 2024 $
Plant and Equipment – at cost	340,817	340,817
Less: Accumulated depreciation	(331,913)	(292,062)
	8,904	48,755

Opening balance	48,755	193,666
Additions	—	885
Disposals	—	—
Depreciation expense	(39,851)	(147,109)
Exchange difference	—	1,313
Closing balance	8,904	48,755

The Group records its plant and equipment under the historical cost convention. There have been no impairments during the financial year.

15.    SOFTWARE DEVELOPMENT

	31 DEC 2024 $	30 JUNE 2024 $
Software development at cost	82,843	89,092
Less: Accumulated amortisation	(13,807)	—
	69,036	89,092

Opening Balance	89,092	88,934
Amortisation	(13,807)	—
Exchange Difference	(6,249)	158
Closing balance	69,036	89,092

Software development costs relate to the proprietary software, the Raptor Enterprise Resource Platform and AI integration, developed for Raptor300 Inc.

Reconciliations of the written-down values at the beginning and end of the current and previous financial years have not been separately disclosed in this financial report, as there were no impairment write-downs recognised during the financial year.

The decrease in carrying amounts reflects the normal application of amortisation in accordance with the Group’s accounting policies.

The Group has assessed the Software Development asset for impairment as at 31 December 2024 and determined that there are no indicators of impairment. Although development and refinement of the software continues, management has concluded that the asset remains integral to the Group’s operational plans and that its carrying amount of USD $89,092 is recoverable, despite the absence of current cash flow generation.

The software commenced operation on 1 July 2024. In accordance with the Group’s accounting policy, the asset is being amortised on a straight-line basis over a three-year period from that date.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

16.    LEASES

16.1 Right of Use Assets — Motor Vehicle

	31 DEC 2024 $	30 JUNE 2024 $
Opening balance	—	—
Additions	72,946	—
Depreciation	(9,118)	—
Foreign currency adjustments	—	—
Closing balance – Motor vehicles	63,828	—

16.1 Right of Use Assets — Premises

	31 DEC 2024 $	30 JUNE 2024 $
Opening balance	2,069	3,244
Depreciation	(630)	(1,204)
Foreign currency adjustments	—	29
Closing balance – Premises	1,439	2,069

The Group has entered into a lease agreement for a 2024 Mercedes-Benz GLS vehicle under a finance lease arrangement. The lease commenced on 28 June 2024 and has a fixed term of 48 months, with monthly payments of USD $1,679.90. The leased vehicle is used for business purposes and is subject to an annual mileage limit of 12,000 miles.

16.2  Leases — Motor Vehicle

	31 DEC 2024 $	30 JUNE 2024 $
Current
Short-term lease liabilities	15,845	—
	15,845	—
Non-Current
Long-term lease liabilities	48,759	—
	48,759	—

16.2  Leases — Premises

	31 DEC 2024 $	30 JUNE 2024 $
Current
Short-term lease liabilities	443	1,351
	443	1,351
Non-Current
Long-term lease liabilities	—	2
	—	2

16.3  IFRS 16 related amounts recognized in the profit or loss and other comprehensive income

	31 DEC 2024 $	30 JUNE 2024 $
Depreciation charge related to right of use assets	629	1,203
Interest expense on lease liabilities	82	329
	711	1,532

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

17.    DEPOSIT ON PREMISES

	31 DEC 2024 $	30 JUNE 2024 $
New York Deposit	24,000	—
Sri Lanka Deposit	1,638	1,638
Closing balance	25,638	1,638

A security deposit of USD $24,000 was paid in connection with the New York lease and is held in trust by the landlord. As the lease term is 12 months, the deposit is expected to be refunded within the next financial year and is therefore classified as a current asset.

18.    INTEREST IN SUBSIDIARIES

Shares in controlled entities are unlisted and comprise:

	Place of Incorporation	31 Dec 2024 Holding %	31 Dec 2024 Amount $	30 June 2024 Holding %	30 June 2024 Amount $
• Raptor300 Inc	Delaware USA	100	3,641	100	3,641
• Braiin LLC	Delaware USA	100	0	100	0
• Raptor Sri Lanka	Sri Lanka	100	0	100	0

During the financial year, the Group incorporated Braiin LLC, a Company based in Delaware USA.

19.    KEY MANAGEMENT PERSONNEL

The aggregate compensation made directors and other members of key management personnel of the Group is set out below:

	31 DEC 2024 $	31 Dec 2023 $
Short-term employee benefits	39,156	—
Post-employment benefits	—	—
Long-term benefits	—	—
Share based payments	—	—
	39,156	—

Currently KMP, Natraj Balasubramanian is paid by the Group without contract. Upon completion of the transaction to merge with a Special Purpose Acquisition Company (SPAC) which will then apply to re-list on NASDAQ in the USA, the Group will enter into Agreements with KMPs. KMP, Jay Stephenson is currently paid as a contractor — refer to Note 20.

20.    RELATED PARTY AND ASSOCIATE PARTY DISCLOSUE

Parent Entity

Braiin Limited is the Parent Entity

Subsidiaries

Interests in Subsidiaries are set out in Note 18.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

20.    RELATED PARTY AND ASSOCIATE PARTY DISCLOSUE (cont.)

Transactions with related parties

The following transactions occurred with related parties:

Director Natraj Balasubramanian owes the Group $192,618 (2023: $108,677). At present there is no repayment date, however the Group will determine a suitable time to for Mr Balasubramanian to repay the loan, which is expected to be within 12 months of the reporting date.

	31 DEC 2024 $	30 JUNE 2024 $
Balance as on beginning of period	(108,677)	81,510
Net change in loan	(83,941)	(190,187)
Balance as on end of period	(192,618)	(108,677)

Director Jay Stephenson is a director of Forest House Pty Ltd, a company that provides accounting and administrative services to the Group. During the period, Forest House was paid $27,896 (2023: 30,653) for services.

Former Director Darren McVean owed the Group $Nil (2023: 386) to Braiin Limited. This loan was written off at 30 June 2024.

Balance as on beginning of period	—	386
Net change in loan due to write off	—	(386)
Balance as on end of period	—	—

The Group has loaned $2,432 (2024: $1,770) to an associated party to pay expenses on behalf of the Group. These expenses have been paid subsequent to the end of that period.

21.    PARENT ENTITY DISCLOSURE

	31 DEC 2024 $	30 JUNE 2024 $
21.1 Financial position of Braiin Limited
Current assets
Cash and cash equivalents	3,439	14,970
Other receivables	16,187	15,329
Related party loan	—	—
Total current assets	19,626	30,299

Non-current assets
Software development	69,036	89,092
Total Non-current assets	69,036	89,092

Total assets	88,665	119,391

Current liabilities
Trade and other payables	210,791	248,891
Financial Liabilities	213,385	227,579
Total current liabilities	424,176	476,470

Non-current liabilities
Loan from related parties	767,690	656,187
Financial Liabilities	—	—

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

21.    PARENT ENTITY DISCLOSURE (cont.)

	31 DEC 2024 $	30 JUNE 2024 $
Total Non-current liabilities	767,690	656,187

Total liabilities	1,191,866	1,132,657

Net liabilities	(1,103,201)	(1,013,266)

Equity
Issued capital	641	641
Reserves	21,500	21,033
Retained assets	(1,125,342)	(1,034,940)
Total Equity	(1,103,201)	(1,013,266)

21.2 Financial Performance of Braiin Limited.
Loss for year	(90,401)	(549,255)
Total Comprehensive Loss	(90,401)	(549,255)

22.    COMMITMENTS AND CONTINGENT LIABILITIES

22.1  COMMITMENTS

During the year, the Group entered into a lease agreement for office premises in New York, United States.. Further details are provided in the Note 1.3 to the financial statements. No other commitments exist as at 31 December 2024 (2023: nil).

22.2  CONTINGENT ASSETS AND LIABILITIES

22.2.1 CONTINGENT LIABILITIES

The Group has engaged in a financial arrangement under a Note Purchase Agreement with SCP Opportunity XV, LP (“the Buyer”), which involves the issuance of 200,000 ordinary shares in Braiin Holdings Limited which is contingent on the completion of the business combination with the aforementioned company Braiin Holdings Limited. The value of these shares are not reliably measured at this time and hold nil value. The arrangement along with its value are expected to be resolved on the closure of the business combination expected in June 2025.

No other contingent liabilities exist as at 31 December 2024 (2023: nil).

22.2.2 CONTINGENT ASSETS

No contingent assets exist as at 31 December 2024 (2023: nil).

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the interim period ended 31 December 2024

23.    SUBSEQUENT EVENTS

Since the period end, the Directors have issued promissory notes totaling $636,354.

Note 1 is a $100,000 Note with interest payable at 1% per month if the note is not paid in full by 7 April 2025.

Note 2 is a £65,000 Note with interest payable at 1% per month if the note is not paid in full by 7 April 2025. At 31 December 2024, Note 2 was valued at $81,354 at an exchange rate of 1.2516 USD.

Note 3 is a $65,000 Note with interest payable at 1% per month if the note is not paid in full by 1 July 2025

Note 4 is a $250,000 Note with interest payable at 1% per month if the note is not paid in full by 1 July 2025

Note 5 is a $100,000 Note with interest payable at 1% per month if the note is not paid in full by 1 July 2025

Note 6 is a $50,000 Note with interest payable at 1% per month if the note is not paid in full by 1 July 2025

Notes 1 and 2 are now accruing interest as per the Note Agreement.

There are no other events subsequent to the reporting date.

CORPORATE DIRECTORY

DIRECTORS

Natraj Balasubramanian (Executive Director)

Jay Stephenson (Non-Executive Director)

Darren McVean (Non-Executive Director) — resigned 3 June 2024

COMPANY SECRETARY

Jay Stephenson

REGISTERED OFFICE and

PRINCIPAL PLACE OF BUSINESS

283 Rokeby Road

Subiaco WA 6005

AUDITORS

BDO Audit Pty Ltd

Level 11, 1 Margaret Street

Sydney NSW 2000

CONTACT INFORMATION

Tel: +61 412 474 180

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Braiin Limited

Subiaco WA 6008

Opinion on Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Braiin Limited and Controlled Entities (the ‘Company’) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and statements of cash flows for each of the two years in the period ended June 30, 2024, and the related notes and schedules (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’).

Substantial doubt about the Company’s ability to continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1.15 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency and net liability position, that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.15. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of matter — Restructure accounting

We draw attention to Note 3 in the accompanying consolidated financial statements, which describes the restructure accounting occurring in the comparative period. The Company’s prior acquisition of Raptor300, Inc. does not comprise a business combination within the scope of IFRS 3 Business Combinations, accordingly the consolidated financial statements of the Company have been presented as a continuation of the consolidated group, previously known as Raptor300, Inc. Our conclusion is not modified in respect of this matter.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO Audit Pty Ltd

We have served as the Company’s auditor since 2023.

Sydney, Australia

May 7, 2025

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
for the years ended 30 June 2024 and 30 June 2023

	Note	30 June 2024 $	30 June 2023 $

Revenue		—	—

Expenses
Administration and other expenses	4	268,307	39,082
Audit fees	4	232,454	341,563
Professional and legal fees	4	798,466	295,146
Depreciation and amortization		148,313	83,453
Interest expense		82,755	7,973
Loss on deconsolidation	3	5,469	—
Loss on loan forgiveness	5	175,386	—
Loss on foreign currency exchange		4,225	10,795
Total Expenses		1,715,375	778,012

Loss before income tax expense		(1,715,375)	(778,012)
Income tax expense	8	—	—
Loss after tax from continuing operations		(1,715,375)	(778,012)

Items that may be reclassified subsequently to profit and loss
Foreign currency translation		19,967	6,180
Other comprehensive income		19,967	6,180

Total comprehensive loss for the year		(1,695,408)	(771,832)

The consolidated statement of profit and loss and other comprehensive income is to be read in conjunction with the notes to the financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2024 and 30 June 2023

	Note	30 June 2024 $	30 June 2023 $
Current assets
Cash and cash equivalents	9	577,518	1,202,698
Trade and other receivables	10	15,329	22,222
Related party loan	19	108,677	386
Loans	19	1,770	28,656
Total current assets		703,294	1,253,962

Fixed assets	14	48,755	193,666
Software development	15	89,092	88,934
Right of Use Assets	16	2,069	3,244
Deposit on Premises		1,638	1,623
Non-current assets		141,554	287,467
Total assets		844,848	1,541,429

Trade and other payables	11	518,641	374,491
Unearned revenue	12	468,000	—
Lease liability	16	1,351	1,351
Financial liabilities	13	2,683,062	2,313,306
Current liabilities		3,671,054	2,689,148

Non-current liabilities
Related party loan	19	—	81,510
Lease Liability	16	2	1,571
Total Non-current liabilities		2	83,081
Total liabilities		3,671,056	2,672,229

Net liabilities		(2,826,208)	(1,130,800)

Equity
Issued capital	2	3,641	3,641
Reserves		25,026	5,059
Accumulated losses		(2,854,875)	(1,139,500)
Total Equity		(2,826,208)	(1,130,800)

The consolidated statement of financial position is to be read in conjunction with the notes to the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended 30 June 2024 and 30 June 2023

	Issued Capital $	Reserves $	Accumulated Losses $	Total Equity $
Balance at 1 July 2023	3,641	5,059	(1,139,500)	(1,130,800)
Loss for the year	—	—	(1,715,375)	(1,715,375)
Other comprehensive income	—	19,967	—	19,967
Total comprehensive loss for the period	—	19,967	(1,715,375)	(1,695,408)
Balance as at 30 June 2024	3,641	25,026	(2,854,875)	(2,826,208)
	Issued Capital $	Reserves $	Accumulated Losses $	Total Equity $
Balance at 1 July 2022	3,000	(1,121)	(361,488)	(359,609)
Issuance of share capital	641	—	—	641
Loss for the year	—	—	(778,012)	(778,012)
Other comprehensive income	—	6,180	—	6,180
Total comprehensive loss for the period	641	6,180	(778,012)	(771,191)
Balance as at 30 June 2023	3,641	5,059	(1,139,500)	(1,130,800)

The consolidated statement of changes in equity is to be read in conjunction with the notes to the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended 30 June 2024 and 30 June 2023

	Note	30 June 2024 $	30 June 2023 $

Cash flows from operating activities
Payments to suppliers and employees		(1,131,380)	(300,491)
Finance costs		(43,490)
Receipts from customers		468,000
Net cash used in operating activities	9.1	(706,870)	(300,491)

Cash flows from investing activities
Software development	14	—	(88,934)
Purchase of plant and equipment	14	(885)	(223,090)
Net Cash used in investing activities		(885)	(312,024)

Cash flows from financing activities
Advances from/repaid to directors	19	(189,800)	(115,144)
Lease repayments		(1,569)	(1,303)
Issued, subscribed and paid-up share capital		—	641
Loan facility issued	13	—	166,373
Convertible notes issued	13	—	109,806
Convertible notes repaid	13	(69,805)	—
Safe Notes issued	13	—	1,115,000
Promissory Notes received	13	500,000	—
Promissory Notes issued	5	(175,000)	—
Net cash from financing activities		63,826	1,275,373

Net (decrease)/increase in cash and cash equivalents		(643,929)	662,858

Cash and cash equivalents at the beginning of the year		1,202,698	596,794
Effects of exchange rate changes on cash and cash equivalents		18,749	(56,954)
Cash and cash equivalents at the end of the year	9	577,518	1,202,698

The consolidated statement of cash flows is to be read in conjunction with the notes to the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

GENERAL INFORMATION

Braiin Limited (Braiin or the “Company”) and its subsidiaries (the “Group”) is a for-profit company limited by shares, domiciled and incorporated in Australia. Braiin’s expertise spans artificial intelligence and machine learning (“AI/ML”), robotics, internet of things (“IoT”), and mission-critical enterprise software and hardware applications. The functional currency of the Group is AUD and the presentation currency is in the USD currency.

The Company was incorporated on 4 July 2022.

1.      BASIS OF PREPARATION

These consolidated financial statements are general purpose financial statements which have been prepared in accordance with Accounting Standards and Interpretations, and comply with other requirements of the Corporations Act 2001.

The Company is an unlisted public company, incorporated and operating in Australia. The financial report is presented in United States dollars.

The Company is a for profit entity for financial reporting purposes under IFRS Accounting Standards as issues by the International Accounting Standards Board (IFRS Accounting Standards).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss, financial assets at fair value through other comprehensive income and derivative financial instruments.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 1.3.

Foreign currency translation

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars. The legal parent entity’s functional and presentation currency is Australian Dollars.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the profit or loss except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the gain or loss is directly recognised in other comprehensive income, otherwise the exchange difference is recognised in the profit or loss.

The accounting policies detailed below have been consistently applied to all of the years presented unless otherwise stated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

1.      BASIS OF PREPARATION (cont.)

Foreign operations

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

•        assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•        income and expenses are translated at average exchange rates for the period; and

•        retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the consolidated statement of financial position. These differences are recognised in the profit or loss in the period in which the operation is disposed.

1.1.   ADOPTION OF NEW AND REVISED STANDARDS

1.1.1.Changes in accounting policies on initial application of Accounting Standards

Standards and interpretations applicable to 30 June 2024

In the year ended 30 June 2024, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IFRS that are relevant to the Group’s operations and effective for the current financial reporting period.

It has been determined by the Directors that there is no impact, material or otherwise, of the new and revised Standards and Interpretations on its business and, therefore, no change is necessary to Group accounting policies.

Standards and interpretations on issue not yet effective and adopted

The Directors have also reviewed all new Standards and Interpretations that have been issued but are not yet effective for the year ended 30 June 2024. As a result of this review the Directors have determined that there is no impact, material or otherwise, of the new and revised Standards and Interpretations issued but not yet effective and adopted on its business and, therefore, no further disclosures have been made in this regard.

1.2.   STATEMENT OF COMPLIANCE

The financial report was authorised by the Board of Directors for issue on 7 May 2025.

The financial report complies with Australian equivalents to the International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with IFRS Accounting Standards.

MATERIAL ACCOUNTING POLICY INFORMATION

1.3.   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The application of accounting policies requires the use of judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognised in the period in which the estimate is revised if it affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

1.      BASIS OF PREPARATION (cont.)

Fair value measurement hierarchy

The Group is required to classify all assets and liabilities, measured at fair value. Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

Estimation of useful lives of assets

The Group determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Impairment of non-financial assets other than goodwill and other indefinite life intangible assets

The Group assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Income tax

The Group is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on the Group’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the Group considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to the Group’s operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. The Group reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

1.      BASIS OF PREPARATION (cont.)

Incremental borrowing rate

Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Group estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

Derivative Financial Instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Promissory Notes

Under IFRS 9, promissory notes issued by a company are recognised as financial liabilities and initially recorded at fair value, which is usually the cash or other considerations received. Typically classified as measured at amortised cost, the effective interest rate (EIR) method is used to account for the interest expense over the note’s life, adjusting the carrying amount for any premium embedded as an implied interest rate. Transaction costs, such as structuring fees paid via equity issuance, are deducted from the initial carrying value and recognised based on the measurability of their fair value and the completion of any contingent events. This ensures financial statements accurately reflect the company’s obligations and costs associated with promissory notes in compliance with IFRS 9.

1.4.   PRINCIPLES OF CONSOLIDATION

As at reporting date, the assets and liabilities of all controlled entities have been incorporated into the consolidated financial statements as well as their results for the interim period. Where controlled entities have entered (left) the Consolidated Group during the year, their operating results have been included (excluded) from the date control was obtained (ceased).

The consolidated financial statements incorporate the assets, liabilities and results of the parent, Braiin Limited and its subsidiaries. Subsidiaries are entities the parent controls. The parent controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. A list of the subsidiaries is provided in Note 15.

The assets, liabilities and results of all subsidiaries are fully consolidated into the financial statements of the Group from the date on which control is obtained by the Group. The consolidation of a subsidiary is discontinued from the date that control ceases. Intercompany transactions, balances and unrealised gains or losses on transactions between group entities are fully eliminated on consolidation. Accounting policies of subsidiaries have been changed and adjustments made where necessary to ensure uniformity of the accounting policies adopted by the group.

Equity interests in a subsidiary not attributable, directly or indirectly, to the Group are presented as non-controlling interests. The Group initially recognises non-controlling interests that are present ownership interests in subsidiaries and are entitled to a proportionate share of the subsidiary’s net assets on liquidation at either fair value or at the non-controlling interests’ proportionate share of the subsidiary’s net assets. Subsequent to initial recognition, non-controlling interests are attributed their share of profit or loss and each component of other comprehensive income. Non-controlling interests are shown separately within the equity section of the statement of financial position and statement of comprehensive income.

1.5.   INCOME TAX

The charge for current income tax expense is based on the result for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantively enacted by the balance date or reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

1.      BASIS OF PREPARATION (cont.)

Deferred tax is accounted for in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited to profit or loss except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

1.6.   FINANCIAL INSTRUMENTS

1.6.1.Financial Instruments — assets

a.      Classification

The Group classifies its financial assets in the following measurement categories:

•        those to be measured subsequently at fair value (either through OCI or through profit or loss), and

•        those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

b.      Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the requirements of ownership.

c.      Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

1.      BASIS OF PREPARATION (cont.)

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

i.       Equity Instruments

•        The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

•        Changes in the fair value of financial assets at FVTPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

d.      Impairment

The Group assesses on a forward-looking basis, the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

1.6.2 Financial Instruments — Liabilities

a.      Classification

The Group classifies its financial liabilities in the following measurement categories:

•        those to be measured subsequently at FVTPL, and

•        those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial liabilities and the contractual terms of the cash flows.

For financial liabilities measured at FVTPL, gains and losses, including any interest expenses will be recorded in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

For financial liabilities measured at amortised cost, the effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

b.      Recognition and derecognition

Regular way purchases of financial liabilities are recognised on trade-date, the date on which the Group commits to purchase the financial liability. Financial liabilities are derecognised when the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liabilities derecognised and the consideration paid and payable is recognised in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

1.      BASIS OF PREPARATION (cont.)

c.      Measurement

At initial recognition, the Group measures financial liabilities at its fair value plus, in the case of financial liabilities not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial liabilities. Transaction costs of financial liabilities carried at FVTPL are expensed in profit or loss.

1.7.   IMPAIRMENT OF ASSETS

The Group assesses at each balance date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

Impairment testing is performed annually for goodwill and intangible assets.

1.7.1.Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

1.8.   PROVISIONS

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

1.9.   CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

1.10. REVENUE RECOGNITION

Revenue from contracts with customers

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Company does the following: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

1.      BASIS OF PREPARATION (cont.)

allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Subscription Revenue

Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use its drone technology and underlying services.

Revenue from subscriptions is recognized over time when the customer obtains access to and is transferred control of the technology, which is generally from the time of delivery of the drone to the customer and throughout the contract when the customer consumes the benefits provided by the Company via ongoing access to the technology. The revenue recognition pattern reflects the transfer of control to the customer, which, for subscriptions, is recognized evenly across the contract period, as performance obligations are met.

The provision of the technology within the drone is a distinct bundled performance obligation as the customer can derive substantial benefits from the drone throughout the duration of the contract. Therefore, revenue from subscriptions is recognized over time.

Monthly Subscriptions: For a monthly subscription service, revenue is recognized monthly as the Company meets performance obligation by giving the customer access to utilize the Company’s drone technology and underlying services.

Annual Subscriptions Paid Upfront: If a customer enters into a contract for an annual subscription, the amount received is categorized as “unearned revenue” and recognized as a liability. The revenue is recognized evenly over the year, with a corresponding reduction from the unearned revenue account, reflecting the period over which we meet our performance obligation by giving the customer access to utilize our drone technology and underlying services.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

1.11. RIGHT OF USE ASSETS

Leases are recognised as a right-of-use-asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Right of use Asset

The Group recognises a right of use asset at the commencement date of the lease. The right of use asset is initially measured at cost. The cost of right of use assets includes the amount of lease liabilities recognised, adjusted for any lease payments made at or before the commencement date, plus initial direct costs incurred and an estimate of costs to dismantle, remove or restore the leased asset, less any lease incentives received

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

1.      BASIS OF PREPARATION (cont.)

Right-of-use-assets are measured at cost comprising the following:

•        the amount of the initial measurement of lease liability;

•        any lease payments made at or before the commencement date less any lease incentives received;

•        any initial direct costs; and

•        restoration costs.

Subsequent to initial measurement, the right of use asset is depreciated on a straight-line basis over the shorter of the lease term and the estimated useful life. Right of use assets are subject to impairment and are adjusted for any remeasurement of lease liabilities.

1.12. LEASE LIABILITY

At the commencement date of the lease, the Group recognises lease liabilities at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the assessment of lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payments occurs. The present value of lease payments is discounted using the interest rate implicit in the lease or, if the rate cannot be readily determined, the Group’s incremental borrowing rate.

The lease liability is measured at amortised cost using the effective interest method. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

The amount of lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right of use asset, or is recognised in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group has elected not to recognise right of use assets and lease liabilities for short term leases that have a lease term of 12 months of less and do not contain a purchase option, and leases of low value assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

1.13. PLANT AND EQUIPMENT

Items of property, plant and equipment are measured at cost less accumulated depreciation.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within “other income” in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

1.      BASIS OF PREPARATION (cont.)

Depreciation is calculated on a straight-line basis to write off the next cost of each item of plant and equipment over their expected useful life as follows:

•        Drones            2 years

The carrying amount of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal.

1.14. ISSUED CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a new business are not included in the cost of acquisition as part of the purchase consideration.

1.15. GOING CONCERN

The financial statements have been prepared on an accruals basis and are based on historical costs modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities. Historical cost is generally based on the fair values of the consideration given in exchange for goods and services.

We have assessed that there is substantial doubt related to going concern that may cast significant doubt over the our ability to continue as a going concern as we incurred a net loss after tax for the year ended 30 June 2024 of $1,715,375. At 30 June 2024, the Group’s has net working capital deficit of $2,967,760, a net operating cash outflow of $733,756 and a net liability position of $2,826,208. The financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business. The Directors believe this to be appropriate for the following reason:

The Group is currently engaged in a significant transaction to merge with a Special Purpose Acquisition Company (SPAC), which was listed on NASDAQ until 25 April 2024, when it was delisted due to pending regulatory inquiries from the SEC. These issues must be resolved satisfactorily, and the Group plans to respond comprehensively to the queries and aims to submit a robust application for relisting before 30 June 2025. Should the merger with the SPAC not proceed as planned, the Group is prepared to pursue alternative fundraising options. Discussions are ongoing regarding potential debt and equity raises with various parties, and a detailed budgeted plan and financial forecast are being developed to ensure the Group meets its capital needs. These discussions and plans are currently at an advanced stage, and the Group is confident in its ability to secure the necessary funding for a NASDAQ listing. This strategic approach is part of a broader effort to maintain the Group’s going concern status and support its long-term financial stability.

At the date of this report and having considered the above factors, substantial doubt exists, however the Directors are confident that the Group will be able to continue operations for a period of twelve months from the issuance of this financial report. During the year, the Group has entered into a Note Purchase Agreement (NPA) with SCP Opportunity XV, LP. The NPA facility is $2,000,000 USD of which $500,000 USD has been drawn down. In addition, since the fiscal year-end, the Directors have issued promissory notes totaling $180,000. These developments are integral to our strategic financial planning, emphasizing our dedication to transparency and effective communication with both current and potential investors. These actions not only highlight the robust investment interest in our company but also reinforce our anticipated financial milestones post-Nasdaq listing. These financial statements do not include adjustments relating to the recoverability and classification of the recorded assets and liabilities amounts that might be necessary should the Group not continue as going concern.

The Directors believes that these above actions will provide the Company with sufficient liquidity to meet its obligations as they become due and to continue operations for a period of twelve months from the issuance of this financial report. However, there can be no assurance that these plans will be successful.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

1.      BASIS OF PREPARATION (cont.)

Should the listing on Nasdaq and corresponding capital raise not be achieved, there is substantial doubt as to whether the Group will be able to continue as a going concern and realise its assets and extinguish its liabilities in the normal course of business at the amounts stated in the financial report.

1.16  INTANGIBLE ASSETS

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

1.17  UNEARNED REVENUE

Unearned revenue is recorded as a liability when payments are received before performance obligations relating to a contract have not yet been met. It is recognised as revenue on the income statement as the corresponding goods or services are provided, reflecting the fulfilment of the Company’s performance obligations. This method adheres to the accrual basis of accounting, ensuring that revenue recognition aligns accurately with the delivery of services or goods.

2.      ISSUED CAPITAL

	2024 No.	2023 No.
Fully paid ordinary shares	11,069,578	11,069,578
	2024		2023
	No.	$	No.	$
Balance at beginning of the year	11,069,578	3,641	3,000	3,000
Shares issued – founder 4 July 2022			5,806	399
Shares issued – 5 July 2022	—		3,563	242

Shares issued for acquisition of Raptor 300 Inc – 26 July 2022		—	16,339	—
Elimination of Shares on acquisition		—	(3,000)	—
Share subdivision – 13 March 2023			11,043,870
Balance at end of the year	11,069,578	3,641	11,069,578	3,641

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At the shareholders’ meetings, each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

3.      RESTRUCTURE ACCOUNTING AND COMPARATIVE INFORMATION

On 27 July 2022, Braiin Limited completed the acquisition of 100% of the share capital in Raptor300 Inc, a company domiciled in Delaware USA and its controlled subsidiaries (‘Raptor300’).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

3.      RESTRUCTURE ACCOUNTING AND COMPARATIVE INFORMATION (cont.)

Under IFRS 3 Business Combinations, where a new entity is formed to issue equity interest to affect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer. Accordingly, as Braiin Limited effectively issued equity instruments to acquire Raptor300 it cannot be identified as the acquirer. Further, as Braiin Limited is not a business the transaction does not comprise a business combination within the scope of IFRS 3 Business Combinations. The transaction comprises a group restructure that does not result in any change of economic substance. Accordingly, the consolidated financial statements of Braiin Limited going forward will be a continuation of the consolidated group prior to the restructure:

•        The equity structure in the consolidated financial statements (the number and type of equity instruments issued) at the date of acquisition reflects the equity structure of Braiin Limited, including the equity instruments issued by Braiin Limited to effect the acquisition;

•        The results for the year ended 30 June 2023 comprises the consolidated results of Braiin Limited and its controlled entities; and

On 23 December 2023, Braiin Limited simplified its structure by the means of transferring the assets from Raptor 300 Australia Pty Ltd to Braiin Limited and transferring the shares to Darren McVean. This process was completed through a number of internal transactions with limited impact to the consolidated group

As part of the agreement:

•        Braiin Limited acquired drones and software assets from Raptor 300 Australia

•        Raptor 300 Inc transferred its ownership of Raptor 300 Australia to Darren McVean

The Net Assets remaining in the entity resulted in a loss of $5,469 which is reflected in the consolidated statement of profit and loss.

4.      EXPENSES

4.a    Expenses

Administration and other expenses

	2024 $	2023 $
Office expenses	—	439
Investor relations	—	13,976
Dues and Subscriptions	9,397	—
General expenses	21,908	12,161
Drone related expenses in Sri Lanka	79,097	—
Memberships	7,831	—
Postage	1,562	—
Telephone and internet	1,451	—
ASIC fees	1,616	—
Computers and software	—	4,395
Training fees	—	3,636
Staffing Costs	97,033	—
Travel	43,246	4,373
Bank fees	5,166	102
	268,307	39,082

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

4.      EXPENSES (cont.)

Professional, audit and legal fees

	2024 $	2023 $
Consulting and accounting	753,272	245,499
Patent fees	—	2,120
Audit fees	232,454	341,563
Legal expenses	45,193	47,527
	1,030,919	636,709

4.b    Segment information

The Group is organised into three operating segments based on geographical location, Australia, Sri Lanka and USA. These operating segments are based on internal reports that are viewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers (CODM). As the Group is pre-revenue, the CODM review the segment operating expenditure.

	Australia 2024 $	Sri Lanka 2024 $	USA 2024 $	Total 2024 $
Office expenses	—	—	10,357	10,357
Bank fees	2,562	—	2,604	5,166
Loss on deconsolidation	5,469	—	—	5,469
Loss on forgiveness of debt	175,386	—	—	175,386
Foreign Currency Gain	4,225	—	—	4,225
Consulting and accounting	124,189	—	629,083	753,272
Interest expense	56,940	186	25,629	82,755
Depreciation and amortisation	22,427	580	125,306	148,313
Audit fees	232,454	—	—	232,454
General expenses	4,055	—	108,450	112,505
Legal expenses	38,365		6,828	45,193
Staffing expenses	—	—	97,033	97,033
Travel	—	—	43,246	43,246
	666,073	766	1,048,546	1,715,375

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

4.      EXPENSES (cont.)

	Australia 2023 $	Sri Lanka 2023 $	USA 2023 $	Total 2023 $
Office expenses	114	—	325	439
Bank fees	78	—	24	102
Computer and Software	4,395	—	—	4,395
Consulting and accounting	75,408	—	167,972	243,380
Interest expense	7,461	512	—	7,973
Loss on foreign currency exchange	—	—	10,795	10,795
Depreciation	29,883	1,152	52,418	83,453
Audit fees	—	—	2,120	2,120
General expenses	341,563	—	—	341,563
Patent Fees	26,198	—	2,059	28,257
Legal expenses	47,202	—	325	47,527
Staffing costs	3,636	—	—	3,636
Travel	4,373	—	—	4,373
	540,310	1,664	236,035	778,012

5.      LOSS ON FOREGIVENESS OF LOAN

5.1    Northern Revival Sponsor LLC

On April 23, 2024, the Group issued a Promissory Note to Northern Revival Sponsor, LLC. The terms of the agreement stipulate that the principal amount of $175,000 will be forgiven upon the earlier of the following events:

1.      The effective date of the consummation of the business combination among Braiin Holdings, Ltd., Braiin Limited, Northern Revival Acquisition Corporation, Northern Revival Sponsor LLC, and certain shareholders of Braiin Limited, or

2.      April 23, 2025.

As there is no expectation to collect the principle amount, the full amount has been written down to nil.

Under the terms of the Note, no interest will accrue on the principal balance. The Note includes provisions for prepayment and outlines the consequences of an event of default. The obligations under this Note rank pari passu with all existing and future indebtedness of the Maker.

This strategic financial instrument aligns with the Group’s broader capital management and growth strategy, facilitating a pivotal business combination while providing flexible repayment conditions.

5.2    Loan to former Director

As of 30 June 2024, the Group had a loan receivable from a former director of $386 (2023: $386) that had remained outstanding for two years. Following a comprehensive review of its recoverability, the decision was made to write off the loan due to its unrecoverable status.

6.      FINANCIAL INSTRUMENTS

6.1.   CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that it will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The Group’s overall strategy remains unchanged during the financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

6.      FINANCIAL INSTRUMENTS (cont.)

Gearing levels are reviewed by the Board on a regular basis in line with its target gearing ratio, the cost of capital and the risks associated with each class of capital.

6.2.   CATEGORIES OF FINANCIAL INSTRUMENTS

6.2.1.FINANCIAL ASSETS

	30 JUNE 2024 $	30 JUNE 2023 $
Cash and cash equivalents	577,518	1,202,698
Trade and other receivables	15,329	22,222
Related party loan	108,677	386
Loans	1,770	28,656

6.2.2 FINANICAL LIABILITIES

	30 JUNE 2024 $	30 JUNE 2023 $
Trade and other payables	518,641	374,491
Related party loan	—	81,510
Lease liability	1,353	2,922
Loan facility	166,669	166,373
Interest payable on loan facility	14,500	—
Accrued interest	6,410	7,460
Promissory Notes	500,000	—
Interest payable on Promissory Note	25,815	—
Convertible Notes	40,001	109,806
SAFE Notes	1,929,667	1,929,667

6.2.3. FINANCIAL RISK MANAGEMENT OBJECTIVES

Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the Group.

The Group does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the Group.

Credit risk exposures

The maximum exposure to credit risk is that to its alliance partners and that is limited to the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements.

Credit risk related to balances with banks and other financial institutions is managed by the Group in accordance with approved Board policy. Such policy requires that surplus funds are only invested with reputable financial institutions, wherever possible.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

6.      FINANCIAL INSTRUMENTS (cont.)

Interest risk

The Group is not exposed to material interest rate risk. The interest rate related to convertible notes is fixed per the agreements.

Liquidity risk

The Group adopts prudent liquidity risk management by maintaining sufficient cash and obtaining continuous funding through capital raising as and when necessary to enable the Group to pay its debts as and when they become due and payable.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting period date to the contractual maturity date. The amounts in the table are the contractual undiscounted cash flows. Balances due within 12 months approximate their carrying balances, as the impact of discounting is not significant.

30 JUNE 2024	Weighted average interest rate %	Less than 1 year $	More than 1 year $	Total $
Trade and other payables	—	518,641	—	518,641
Lease liability	14.06%	1,351	2	1,353
Loan facility	18.00%	166,669	—	166,669
Loan Interest	—	14,500	—	14,500
Accrued interest	—	6,410	—	6,410
Promissory notes	—	500,000	—	500,000
Promissory note interest	—	25,815	—	25,815
Convertible notes	10.00%	40,001	—	40,001
SAFE notes	—	1,929,667	—	1,929,667
Total		3,203,143	2	3,203,055
30 JUNE 2023	Weighted average interest rate %	Less than 1 year $	More than 1 year $	Total $
Trade and other payables	—	374,491	—	374,491
Related party loan	—	—	81,510	81,510
Lease liability	14.06%	1,351	1,571	2,922
Loan facility	18.00%	166,373	—	166,373
Accrued interest	—	7,460	—	7,460
Convertible notes	10.00%	109,806		109,806
SAFE notes	—	1,929,667	—	1,929,667
Total		2,589,148	83,081	2,672,229

Fair values

The fair values of financial assets and financial liabilities as presented above can be compared to their carrying values as presented in the statement of financial position. Fair values are those amounts at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The carrying value of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value. The fair value at the reporting date of the Company’s financial assets and liabilities are noted as nil (see Note 12.5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

7.      REMUNERATION OF AUDITORS

	30 JUNE 2024 $	30 JUNE 2023 $
Audit and review of the financial reports

Historical Audits
Historical 2021 and 2022 audits	—	143,450

Audits and Half-year reviews
2022 Half-year review	—	75,143
2023 Audit	—	122,970
2024 Audit and Half-year review	232,454	—
	232,454	341,563

As at 30 June 2024, the Group has accrued the audit fees for Braiin Limited and the subsidiary Raptor300 Inc.

8.      INCOME TAX

There are no current or deferred tax expenses during the year. The prima facie tax expense on loss from ordinary activities before income tax is reconciled to income tax is:

	30 JUNE 2024 $	30 JUNE 2023 $
Prima facie tax benefit on profit loss before income tax at 25% (2023: 25%)	(428,843)	(194,503)
Numerical reconciliation of income tax benefit and tax at the statutory rate
Accounting loss for income tax benefit	(1,715,375)	778,012
Income tax benefit calculated at 25% (2023: 25%)	428,843	194,503
Tax effect of amounts not taxable in calculating income tax benefit
Temporary differences not recognised	—	(82,822)
Tax effect of losses unrecognised	428,843	111,681
	—	—

Deferred tax assets not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in the accounting policy of Note 1.5.

The tax rate in 2024 and 2023 is based on the tax rate for Braiin Limited, an Australian entity.

9.      CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand and in banks. Cash and cash equivalents at the end of the reporting period as shown in the statement of cash flows can be reconciled to the related items in the statement of financial position as follows:

	30 JUNE 2024 $	30 JUNE 2023 $
Cash and cash equivalents	577,518	1,202,698

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

9.      CASH AND CASH EQUIVALENTS (cont.)

9.1    Cash Flow information

	30 JUNE 2024 $	30 JUNE 2023 $
Reconciliation of cash flow from operations to loss
Operating loss after Income Tax	(1,715,375)	(778,012)

Add back non-cash item
Depreciation and amortization	148,313	83,453
Interest expense	39,265	7,973
Loss on foreign currency exchange	—	10,795
Loss on forgiveness of loan	175,000	—
Other expenses	—	—

Non-cash changes in assets and liabilities
Increase/(decrease) in unearned revenue	468,000
Decrease/(Increase) in receivables	6,893	6,177
Decrease/(Increase in loans	26,886
Increase/(decrease) in payables	144,149	369,123
Cash outflow from operations	(706,870)	(300,491)

10.    TRADE AND OTHER RECEIVABLES

	30 JUNE 2024 $	30 JUNE 2023 $
GST Receivable	15,329	17,231
Prepayments	—	4,991
	15,329	22,222

11.    TRADE AND OTHER PAYABLES

	30 JUNE 2024 $	30 JUNE 2023 $
Accounts payable	303,411	43,201
Accrued expenses	215,230	331,290
	518,641	374,491

12.    UNEARNED REVENUE

	30 JUNE 2024 $	30 JUNE 2023 $
Opening Balances	—	—
Additions	468,000	—
Closing Balance	468,000	—

The Group has classified $468,000 received under a Purchase Order for ongoing software usage as unearned revenue, in compliance with IFRS 15. This amount, linked to software services provided to a single client, is recognised as revenue progressively as the performance obligations are met over the service period, which is planned to commence following the Group’s successful listing on Nasdaq. In accordance with IFRS 15, revenue from this contract is deferred until the performance obligations begin to be satisfied.

Subsequent to the planned SPAC transaction and amalgamation of the companies, the client will be considered a subsidiary of the go forward listed Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

13.    FINANCIAL LIABILITIES

	30 JUNE 2024 $	30 JUNE 2023 $
SAFE Notes
Opening balance	1,929,667	814,667
Additions	—	1,115,000
Closing balance	1,929,667	1,929,667

Loan Facilities
Opening balance	166,373	—
Additions	—	166,373
Interest payable	14,499
Exchange difference	296
Closing balance	181,168	166,373

Promissory Notes
Opening balance	—	—
Additions	500,000	—
Interest on Promissory Notes	25,815	—
Closing balance	525,815	—

Convertible Notes
Opening balance	117,266	—
Additions	—	109,806
Repayments	(77,265)	—
Accrued interest	6,412	7,460
Closing balance	46,412	117,266
Total Financial Liabilities	2,683,062	2,213,306

Financial liabilities are current as all categories convert upon a successful listing event which is expected to occur during the first half of 2025.

13.1  Safe Notes

The Group has issued Simple Agreements for Future Equity (“SAFEs”) to various investors, through its subsidiary Raptor300, Inc. in a previous financial year as part of its fundraising activities. A SAFE is a financial instrument that represents the right to receive equity in the Company upon the occurrence of certain triggering events, such as a future equity financing or a liquidity event.

As of 30 June 2024, the Group has recognized the SAFE debt as a liability in accordance with IFRS. The liability is measured at fair value initially and is subsequently measured at amortised cost. Per Note 11.5 below the SAFE Notes contain an embedded derivative instrument that is recognised at fair value through profit or loss. Changes in the fair value of the embedded derivative of the SAFE debt are recognized in the statement of profit or loss and other comprehensive income.

Upon the occurrence of a triggering event specified in the SAFE agreements, the liability is reclassified to equity and recorded as additional paid-in capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

13.    FINANCIAL LIABILITIES (cont.)

The Group assesses the fair value of the SAFE note derivative liability at the reporting date using an external valuer remains consistent with conclusions reached at 30 June 2023. The value of the derivative liability remains as nil.

The main terms of the SAFEs are detailed below:

•        Discount rate of 30%

•        If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price

•        The Group will use the funds for working capital purposes and to acquire new drones.

•        The investors in the SAFE are non-related parties to the Group.

13.2  Loan facility

During the year, the Group entity entered into loan facility agreements with a total face value of $166,669.

Interest will accrue on a daily basis at a rate of 18% per annum on the outstanding subscription amount and will capitalise at monthly intervals and be payable quarterly.

As of 30 June 2024, the Group has recognized the loan facilities as a liability in accordance with IFRS. The liability is measured at fair value initially and is subsequently measured at amortised cost. Per Note 11.5 below the Loan Facilities contain an embedded derivative instrument that is recognised at fair value through profit or loss. Changes in the fair value of the embedded derivative of the loan facility are recognized in the statement of profit or loss and other comprehensive income. The value of which remains as nil.

The Loan Facilities are automatically convertible into subscription shares upon the successful completion of a transaction with a SPAC resulting in the Company’s ordinary shares being exchanged for publicly-listed securities.

The loan facility are unsecured and have a maturity date of 36 months from the Subscription date, however automatically convert at an IPO which is expected in the second quarter of 2025.

13.3  Promissory Notes

On 27 March 2024, the Group entered into a Note Purchase Agreement with SCP Opportunity XV, LP (“the Buyer”), whereby the Group agreed to issue and sell to the Buyer one or more promissory notes for a total purchase price of up to $500,000. The principal amount for each note under this agreement is calculated as 1.25 times the purchase price paid by the Buyer. This calculation forms the basis for the initial recognition of these notes as financial liabilities at their fair value, which corresponds to the cash received from the Buyer.

The interest terms stipulated in the agreement dictate that if the payoff amount of any note is not settled by 1 July 2024, interest will commence accruing on the principal amount at a rate of 1% per month. Should the payoff amount remain unpaid as of 30 June 2025, the interest rate will increase to 1.5% per month until full payment is made. The accrued interest is added to the carrying amount of the liability to reflect the increase in the amount owed to the Buyer over time, under the terms of the contractual agreement.

In terms of subsequent measurement, the liabilities are measured at amortised cost using the effective interest rate (EIR) method. This approach involves calculating the interest rate that exactly discounts the estimated future cash payments through the life of the financial liability back to the net carrying amount on initial recognition. The EIR reflects the actual economic return that the Buyer expects to receive based on the initial investment. If there is a step-up in interest rates due to non-payment, these changes are treated as modifications of the financial liabilities. Such modifications are accounted for by recalculating the EIR to reflect the terms of the modified agreement, adjusting the carrying amount of the debt, and recognising any difference in the profit and loss. Refer to Note 21.2 for contingent liabilities associated with the Promissory note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

13.    FINANCIAL LIABILITIES (cont.)

13.4  Convertible Notes

The Group entity has issued convertible notes with a total face value of $40,001.

Interest will accrue on a daily basis at a rate of 10% per annum on the outstanding subscription amount and will capitalise at monthly intervals and be payable at the time of conversion.

As of 30 June 2024, the Group has recognized the Convertible Notes as a liability in accordance with IFRS. The liability is measured at fair value initially and is subsequently measured at amortised cost. Per Note 13.4 below the Convertible Notes contain an embedded derivative instrument that is recognised at fair value through profit or loss. Changes in the fair value of the embedded derivative of the Convertible debt are recognized in the statement of profit or loss and other comprehensive income.

The notes are automatically convertible into subscription shares upon the successful completion of a transaction with a SPAC resulting in the Company’s ordinary shares being exchanged for publicly-listed securities.

The convertible notes are unsecured and have a maturity date of 18 months from the Subscription date, however automatically convert at an IPO which is expected in the first half of 2025.

13.5  Derivative Financial Instruments

The Group has entered into SAFE and Convertible Note agreements as outline above. These Notes contain embedded financial instruments which have characteristics of derivative financial instruments. The Group assesses each contract to determine whether any embedded financial instruments require separate recognition and measurement.

The Group has identified an embedded financial instrument within each of the SAFE Notes, Convertible Notes and Loan Facilities. The financial instruments were valued and it was identified that no value was attributed to the derivatives. Any changes in the fair value of the embedded financial instrument are recognized in the Statement of Profit and Loss as a gain or loss on financial instrument derivatives consistent with the Group’s accounting policy for financial instruments.

As at 30 June 2024, the valuation was determined to be nil on the basis that agreements converting at the future market rate has nil intrinsic value.

14.    FIXED ASSETS

	30 JUNE 2024 $	30 JUNE 2023 $
Plant and Equipment – at cost	340,817	339,932
Less: Accumulated depreciation	(292,062)	(146,266)
	48,755	193,666

Opening balance	193,666	54,029
Additions	885	223,090
Disposals	—	—
Depreciation expense	(147,109)	(83,453)
Exchange difference	1,313	—
Closing balance	48,755	193,666

The Group records its plant and equipment under the historical cost convention. There have been no impairments during the financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

15.    SOFTWARE DEVELOPMENT

	30 JUNE 2024 $	30 JUNE 2023 $
Software development at cost	89,092	88,934
Less: Accumulated amortisation	—	—
	89,092	88,934

Opening Balance	88,934	—
Development of software during period	—	88,934
Disposals	—	—
Amortisation	—	—
Exchange Difference	158	—
Closing balance	89,092	88,934

Software development costs relate to the proprietary software, the Raptor Enterprise Resource Platform and AI integration, developed for Raptor300 Inc.

Reconciliations of written down values at the beginning and end of the current and previous financial year are not required in this financial report as there has been no write-downs during the financial year.

As at the date of the financial report, the software assets are not in use as the software is still undergoing development and therefore no amortisation has occurred.

16.    LEASES

16.1  Right of Use Assets

	30 JUNE 2024 $	30 JUNE 2023 $
Opening balance	3,244	4,298
Additions	—	—
Depreciation	(1,204)	(1,152)
Foreign currency adjustments	29	98
Closing balance	2,069	3,244

16.2  Leases

Current	30 JUNE 2024 $	30 JUNE 2023 $
Short-term lease liabilities	1,351	1,351
	1,351	1,351
Non-Current
Long-term lease liabilities	2	1,571
	2	1,571

15.3 IFRS 16 related amounts recognized in the profit or loss and other comprehensive income
Depreciation charge related to right of use assets	1,203	1,152
Interest expense on lease liabilities	329	512
	1,532	1,664

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

17.    INTEREST IN SUBSIDIARIES

Shares in controlled entities are unlisted and comprise:

	Place of Incorporation	2024 Holding %	2024 Amount $	2023 Holding %	2023 Amount $
• Raptor300 Inc	Delaware USA	100	3,641	100	3,641
• Braiin LLC	Delaware USA	100	0	0	0
• Raptor 300 Australia Pty ltd	QLD	0	0	100	0
• Raptor Sri Lanka	Sri Lanka	100	0	100	0

During the financial year, the Group incorporated Braiin LLC, a Company based in Delaware USA.

18.    KEY MANAGEMENT PERSONNEL

The aggregate compensation made directors and other members of key management personnel of the Group is set out below:

	30 JUNE 2024 $	30 JUNE 2023 $
Short-term employee benefits	97,033	—
Post-employment benefits	—	—
Long-term benefits	—	—
Share based payments	—	—
	97,033	—

Currently KMP, Natraj Balasubramanian is paid by the Group without contract. Upon completion of the transaction to merge with a Special Purpose Acquisition Company (SPAC) which will then apply to re-list on NASDAQ in the USA, the Group will enter into Agreements with KMPs. KMP, Jay Stephenson is currently paid as a contractor — refer to Note 19.

19.    RELATED PARTY AND ASSOCIATE PARTY DISCLOSUE

Parent Entity

Braiin Limited is the Parent Entity

Subsidiaries

Interests in Subsidiaries are set out in Note 17.

Transactions with related parties

The following transactions occurred with related parties:

Director Natraj Balasubramanian owes the Group $108,677 (2023: was owed by the Group $81,510) which is owed by Mr Balasubramanian to Subsidiary Raptor 300 Inc. At present there is no repayment date, however the Group will determine a suitable time to for Mr Balasubramanian to repay the loan, which is expected to be within 12 months of the reporting date.

	30 JUNE 2024 $	30 JUNE 2023 $
Balance as on beginning of period	81,510	196,655
Net change in loan	(190,187)	(115,145)
Balance as on end of period	(108,677)	81,510

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

19.    RELATED PARTY AND ASSOCIATE PARTY DISCLOSUE (cont.)

Director Jay Stephenson is a director of Forest House Pty Ltd, a company that provides accounting and administrative services to the Group. During the period, Forest House was paid $90,000 (2023: 59,894) for services.

Former Director Darren McVean owed the Group $386 (2023: 386) to Braiin Limited. This loan was written off at 30 June 2024.

Balance as on beginning of period	386	386
Net change in loan due to write off	(386)	—
Balance as on end of period	—	386

Mr McVean is a director of McVean Pacific International Offshoring Inc, a company that provides software development to the Group. During the 30 June 2023 period, Mcvean Pacific was paid $79,858 for software development costs.

The Group has loaned $1,770 (2023: $28,656) to an associated party to pay expenses on behalf of the Group. These expenses have been paid subsequent to the end of that period.

20.    PARENT ENTITY DISCLOSURE

	30 JUNE 2024 $	30 JUNE 2023 $
19.1 Financial position of Braiin Limited
Current assets
Cash and cash equivalents	14,970	76,380
Trade and other receivables	15,329	20,128
Related party loan	—	103,703
Total current assets	30,299	200,211

Non-current assets
Software development	89,092	—
Total assets	119,391	200,211

Current liabilities
Trade and other payables	248,891	373,183
Financial Liabilities	227,579	—
Total current liabilities	476,470	373,183

Non-current liabilities
Loan from related parties	656,187	28,452
Financial Liabilities	—	283,640
Total Non-current liabilities	656,187	312,092

Total liabilities	1,132,657	685,274

Net liabilities	(1,013,266)	(485,062)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

20.    PARENT ENTITY DISCLOSURE (cont.)

	30 JUNE 2024 $	30 JUNE 2023 $
Equity
Issued capital	641	641
Reserves	21,033	(18)
Retained assets	(1,034,940)	(485,685)
Total Equity	(1,013,266)	(485,062)

19.2 Financial Performance of Braiin Limited.
Loss for year	(549,255)	(485,685)
Total Comprehensive Loss	(549,255)	(485,685)

21.    COMMITMENTS AND CONTINGENT LIABILITIES

21.1  COMMITMENTS

No commitments exist as at 30 June 2024 (2023: nil).

21.2  CONTINGENT ASSETS AND LIABILITIES

20.2.1    CONTINGENT LIABILITIES

The Group has engaged in a financial arrangement under a Note Purchase Agreement with SCP Opportunity XV, LP (“the Buyer”), which involves the issuance of 200,000 ordinary shares in Braiin Holdings Limited which is contingent on the completion of the business combination with the aforementioned company Braiin Holdings Limited. The value of these shares are not reliably measured at this time and hold nil value. The arrangement along with its value are expected to be resolved on the closure of the business combination expected in June 2025.

No other contingent liabilities exist as at 30 June 2024 (2023: nil).

20.2.2    CONTINGENT ASSETS

No contingent assets exist as at 30 June 2024 (2023: nil).

22.    SUBSEQUENT EVENTS

Since the fiscal year-end, the Directors have issued promissory notes totaling $180,000.

Note 1 is a $100,000 Note with interest payable at 1% per month if the note is not paid in full by 7 April 2025.

Note 2 is a $80,000 Note with interest payable at 1% per month if the note is not paid in full by 7 April 2025.

There are no other events subsequent to the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2024 and 30 June 2023

Consolidated Entity Disclosure Statement

Set out below is relevant information relating to entities that are consolidated in the consolidated ﬁnancial statements at the end of the ﬁnancial year as required by the Corporation Acts 2001 (S. 295 (3A)(a)):

	Body Corporate, partnership, or Trust	Place incorporated	% held directly or indirectly by the Company in the Body Corporate	Australia or foreign tax resident	Jurisdiction for foreign residents
Parent entity:
Braiin Limited	Body Corporate	Australia	—	Australian	N/A
Subsidiaries:
Braiin LLC	Body Corporate	USA	100%	USA	USA
Raptor300 Inc	Body Corporate	USA	100%	USA	USA
Raptor300 Sri Lanka Pvt Ltd	Body Corporate	Sri Lanka	100%	Sri Lanka	Sri Lanka

14 June 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Connect Simple Pty Limited
Australia

Review of Interim Financial Statements

We have reviewed the accompanying financial statements of Connect Simple Pty Limited (the Company), which comprise the statements of financial position as of December 31, 2024 and June 30, 2024, and the statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the six months then ended December 31, 2024 and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA and in accordance with International Standard on Review Engagements issued by the International Auditing and Assurance Standards Board. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425
AICPA Membership No 402307223

Connect Simple Pty Ltd
Statement of Financial Position
As at December 31, 2024

(Amounts in US Dollars)	Note	Dec 31, 2024	June 30, 2024
Assets

Current assets
Accounts receivables	5	61,184	138,643
Due from related parties	4	142,328	142,328
Cash and cash equivalents	6	120,084	74,881
		323,596	249,881
Total assets		323,596	249,881

Equity and liabilities

Equity
Share capital	9	66	66
Retained earnings		140,902	122,151
Total equity		86,709	86,709

Liabilities

Current liabilities
Trade payables	7	133,532	71,912
Accrued and other liabilities	8	49,096	55,752
Total liabilities		182,628	127,664
Total equity and liabilities		323,596	249,881

Contingencies and commitments	17	—	—

The accompanying notes are an integral part of these financial statements

Connect Simple Pty Ltd
Statement of Profit or Loss & Other Comprehensive Income
For the six-month ended December 31, 2024

(Amounts in US Dollars)	Note	Six Month ended Dec 31, 2024	Period from Dec 1, 2023 (Inception) through Dec 31, 2023
Revenue	10	301,862	13,382
Cost of sales	11	(226,095)	(4,542)

Gross profit		75,766	8,841

General and administrative expenses	12	(35,969)	—
Sales and marketing	12	(1,792)	—
Operating profit/(loss)		38,004	8,841

Profit/(loss) before taxation		38,004	—
Taxation	12	(9,501)	—
Profit/(loss) after taxation		28,503	8,841

Other comprehensive income for the period
Unrealized foreign exchange gain/(loss)	13	(5,891)	—
Total other comprehensive income for the period		(5,891)	—

Total comprehensive income/(loss) for the period		22,612	8,841

The accompanying notes are an integral part of these financial statements

Connect Simple Pty Ltd
Statement of Changes in Equity
For the six-month ended December 31, 2024

(Amounts in US Dollars)	Share Capital	Retained Earnings/ (Accumulated profit (losses)	Foreign Currency Translation Reserve	Total Equity
Balance as at June 30, 2023	—	—	—	—
Share capital issued	66	—	—	66
Exchange gain/(loss)	—	—	—	—
Profit/(loss) for the period	—	8,841	—	8,841
Balance as at December 31, 2023	66	8,841	—	8,907

Balance as at June 30, 2024	66	122,151	—	122,217
Share capital issued	—	—	—	—
Exchange gain/(loss)	—	—	(3,862)	(3,862)
Profit/(loss) for the period	—	22,613	—	22,613
Balance as at December 31, 2024	66	144,764	(3,862)	140,968

The annexed notes are integral part of these financial statements

Connect Simple Pty Ltd
Statement of Cash Flows
For the six-month ended December 31, 2024

(Amounts in US Dollars)	Six Month ended Dec 31, 2024	Period from Dec 1, 2023 (Inception) through Dec 31, 2023
Cash flows from operating activities
Net profit/(loss) before tax	38,004	8,841
Adjustment for:
Depreciation and amortization	—	—
Tax provision	(9,501)	—
Net foreign exchange gain/(loss)	(9,753)	—
Operating profit/(loss) before working capital changes	18,750	—

Changes in working capital
(Increase)/decrease in accounts receivables	77,459	—
(Increase)/decrease in other assets	(105,971)	—
Increase/(decrease) in trade payables	61,620	—
Increase/(decrease) in accrued and other liabilities	(6,657)	—
Net Cash generated/(used in) from operating activities	45,203	8,841

Cash flows from investing activities
Other cash items from investing activities	—	—
Cash generated/(used in) from investing activities	—	—

Cash flows from financing activities
Issuance of share capital	—	66
Net cash from/(used in) financing activities	—	66

Net increase/(decrease) in cash and cash equivalents	45,203	8,907
Cash and cash equivalents at inception	74,881	—
Cash and cash equivalents at the end of the year	120,084	8,907

The accompanying notes are an integral part of these financial statements

Connect Simple Pty Ltd
Notes to the Financial Statement
For the six-month ended December 31, 2024

1.      General information and basis of presentation

Connect Simple Pty Ltd (‘the Company’), was incorporated in Australia on December 1, 2023 having registered office at 7 Merrafields Court Taylors Lakes, VIC 3038, Australia

The financial statements of Connect Simple Pty Ltd are presented in United States Dollar (USD)

2.      Accounting policies

Basis of presentation, preparation and compliance

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been consistently applied to all the years presented unless otherwise stated.

Basis of preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), under the historical cost convention on an accrual basis, except for certain financial instruments which are measured at fair value at the end of the reporting period.

Going concern

The management have, at the time of approving the financial statements, a reasonable expectation that the company have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

Standards, interpretations and amendments to approved accounting standards that are issued but not yet effective and have not been early adopted by the Company

The following standards, amendments would be effective from the dates mentioned below and have not been early adopted by the Group:

Standards	Standards, Interpretations and Amendments	Effective date (Annual periods beginning on or after)
IAS 21	The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability – (Amendments)	01 January 2025
IFRS 9	Financial instruments: Disclosures, to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 – (Amendments)	01 January 2026
IFRS 17	Insurance contracts	01 January 2026

The management expects that the adoption of above standards and amendment will not have any material impact on the company’s financial statements.

Foreign currency translation

Foreign currency transactions are recorded at exchange rates prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are retranslated at the exchange rate prevailing on the balance sheet dates and exchange gains and losses arising on settlement and restatement are recognised in the statement of profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in foreign currencies are not retranslated.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the six-month ended December 31, 2024

2.      Accounting policies (cont.)

Functional and Presentation currency

The company’s functional currency is Australian Dollars (AUD). However, the standalone financial statements are presented in United States Dollar (USD), which is not the company’s functional currency. The financial results and position are translated into the presentation currency in accordance with the principles of IAS 21 — The effects of changes in foreign exchange rates, using the following approach:

(a)     Assets and liabilities in the statement of financial position (including comparatives) are translated at the closing exchange rate prevailing at the respective reporting date;

(b)    Income and expenses in the statement of profit or loss and other comprehensive income (including comparatives) are translated using the average exchange rates for the reporting period;

(c)     All resulting exchange differences are recognised in Other Comprehensive Income (OCI) and accumulated in the foreign currency translation reserve under equity.

	Average rate
	December 31, 2024	December 31, 2023
AUD to USD	0.65821	N/A
	Closing rate
	December 31, 2024	June 30, 2024
AUD to USD	0.6185	0.6644

Revenue recognition

Revenue from contracts with customers:

The company recognises revenue from contracts with customers based on a five step model as set out in IFRS 15 — Revenue from contracts with customers “(IFRS 15”).

Step 1. Identify the contract(s) with a customer:    A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria for every contract that must be met.

Step 2. Identify the performance obligations in the contract:    A performance obligation is a promise in a contract with a customer to transfer a good or service to the customer.

Step 3. Determine the transaction price:    The transaction price is the amount of consideration to which the company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Step 4. Allocate the transaction price to the performance obligations in the contract:    For a contract that has more than one performance obligation, the company will allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the company expects to be entitled in exchange for satisfying each performance obligation.

Step 5. Recognise revenue when (or as) the entity satisfies a performance obligation.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the six-month ended December 31, 2024

2.      Accounting policies (cont.)

Revenue towards satisfaction of a performance obligation is measured at the amount of transaction price allocated to that performance obligation. The company assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The company has concluded that it is acting as a principal in all of its revenue arrangements.

Significant revenue areas	Nature and timing of satisfaction of performance obligations
Utility Services Platform

The business operates a white label digital solution that allows partners such as finance brokers, SME consultants, and comparison sites to offer branded customer journeys for the signup of energy, gas, and broadband services. The company recognises revenue when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied at a point in time, when services are rendered to the customer. This generally occurs upon completion of the service, as specified in the contract.

Taxation

‘Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity) or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on the respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised tax losses, depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised. The future profitability is based on the business plan for each respective entity within the company. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the company intends to settle its current tax assets and liabilities on a net basis.

The extent to which deferred tax assets can be recognised is based on an assessment of the probability that future taxable income will be available against which the deductible temporary differences and tax loss carry-forwards can be utilised.

Tax provisions are recognised for uncertain tax positions where a risk of an additional tax liability has been identified and it is probable that the company will be required to settle that tax. Measurement is dependent on management’s expectations of the outcome of decisions by tax authorities in the various tax jurisdictions in which the company operates. This is assessed on a case-by-case basis using in-house experts, professional firms and previous experience. Where no provision is required the exposure is disclosed as a contingent liability in note 26 unless the likelihood of an outflow of economic benefits is remote.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the six-month ended December 31, 2024

2.      Accounting policies (cont.)

Judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.

Financial instruments

Recognition and derecognition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are recognised on the balance sheet when the company becomes a party to the contractual provisions of the instrument.

The company derecognises a financial asset only when the contractual rights to the cash flows from the asset expire or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the company recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the company retains substantially all the risks and rewards of ownership of a transferred financial asset, the company continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. Any gain or loss arising on derecognition is recognised in profit or loss. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement.

Financial assets are written off when there is no reasonable expectation of recovery. The company reviews the facts and circumstances around each asset before making a determination. Financial assets that are written off could still be subject to enforcement activities.

Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired.

Initial measurement

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Transaction costs of financial instruments carried at fair value through profit or loss are expensed in profit or loss.

Subsequently, financial instruments are measured according to the category in which they are classified.

Classification of financial assets is based on the business model in which the instruments are held as well as the characteristics of their contractual cash flows. The business model is based on management’s intentions and past pattern of transactions. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. The company reclassifies financial assets when and only when its business model for managing those assets changes.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the six-month ended December 31, 2024

2.      Accounting policies (cont.)

Financial assets are classified into three categories:

Financial assets at amortised cost are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any. These include cash and cash equivalents, contract assets and other financial assets.

Financial instruments

Financial assets at fair value through other comprehensive income are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows as well as to sell the financial asset. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in other comprehensive income apart from any expected credit losses or foreign exchange gains or losses, which are recognised in profit or loss. This category can also include financial assets that are equity instruments which have been irrevocably designated at initial recognition as fair value through other comprehensive income. For these assets, there is no expected credit loss recognised in profit or loss.

Financial assets at fair value through profit or loss are financial assets with contractual cash flows that do not consist solely of payments of principal and interest. This category includes derivatives, embedded derivatives separated from the host contract and investments in certain convertible loan notes. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in profit or loss, with the exception of derivative instruments designated in a hedging relationship, for which hedge accounting is applied.

Classification and measurement — financial liabilities

Financial liabilities are classified as subsequently measured at amortised cost unless they meet the specific criteria to be recognised at fair value through profit or loss.

Other financial liabilities are measured at amortised cost using the effective interest method.

Financial liabilities at fair value through profit or loss include derivatives and embedded derivatives separated from the host contract as well as financial liabilities held for trading. Subsequent to initial recognition, these are measured at fair value with gains or losses being recognised in profit or loss. Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to either the amortised cost of the senior notes or the present value of the lost interest for the remaining term of the senior notes.

Equity instruments

An equity instrument is any contract that evidences residual interests in the assets of the company after deducting all of its liabilities. Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs.

Investments in equity instruments are measured at fair value; however, where a quoted market price in an active market is not available, equity instruments are measured at cost (investments in equity instruments that are not held for trading). The company has not elected to account for these investments at fair value through other comprehensive income.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. The fair value of a financial instrument on initial recognition is normally the transaction price.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the six-month ended December 31, 2024

2.      Accounting policies (cont.)

In estimating the fair value of an asset or liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the company determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include the discounted cash flow method and other valuation models.

Earnings per share

Earnings per share, diluted earnings per share are measured as follows:

—     basic earnings per share are calculated by dividing profit or loss attributable to owners of the company by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares. The weighted average number of ordinary shares outstanding is calculated based on the number of ordinary shares outstanding at the beginning of the period, after deduction of treasury shares, adjusted on a time-apportioned basis for shares bought back or issue during the period;

—     diluted earnings per share are calculated by dividing profit or loss attributable to owners of the company by the weighted average number of ordinary shares outstanding during the year as used to calculate basic earnings per share, both items being adjusted on a time-apportioned basis for the effects of all potentially dilutive financial instruments corresponding to (i) performance shares and (ii) free share grants until fully vested.

Provisions and contingent liabilities

Provisions are recognised when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and there is a reliable estimate of the amount of the obligation. Provisions are measured at the best estimate of Provisions are recognised when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and there is a reliable estimate of the amount of the obligation. Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the Balance sheet date.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost. He expenditure required to settle the present obligation at the Balance sheet date.

Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non occurrence of one or more uncertain future events not wholly within the control of the company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle or a reliable estimate of the amount cannot be made.

Segment information

An entity is required to disclose segment information if it operates in more than one segment, either by geography or business activity, and if that segment information is regularly reviewed by the entity’s Chief Operating Decision Maker (CODM).

The company does not have distinct operating segments as defined under IFRS 8, as it operates in a single business activity and/or geographical location. Accordingly, the Company has no operating or geographical segments that would require separate reporting.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the six-month ended December 31, 2024

2.      Accounting policies (cont.)

As such, the company has opted not to present segment information. The financial statements present the financial position, performance, and cash flows of the entity as a whole.

Events after the reporting date

Where events occurring after the balance sheet date provide evidence of conditions that existed as at the end of the reporting period, the impact of such events is adjusted within the financial statements. Otherwise, events after the balance sheet date of material size or nature are only disclosed.

3.      Related Party Transactions

In accordance with IAS 24 — “Related Party Disclosures”, the company has identified the following related party transactions during the reporting period:

Amounts Due from Related Parties

As of the reporting date, the following balance was outstanding and receivable from related parties:

Related parties	Relationship	Nature of Transaction	As at Dec 31, 2024	As at June 30, 2024
			USD	USD
Due From related party
Arun Saligrama	Shareholder	Loan Receivable	125,406	18,178
Sneha Krishnaswamy	Shareholder	Loan Receivable	16,922	18,178
			142,328	36,356

The loan is unsecured, interest-free, and repayable on demand. No provisions for doubtful debts have been recognized in respect of these amounts, and no guarantees have been given or received in connection with the above balance.

4.      Accounts Receivables

	As at Dec 31, 2024	As at June 30, 2024
	USD	USD
Unbilled receivable	61,184	138,643

Connect Simple adopted Simplified Expected Credit Loss Method to assess the provisioning for receivables. As at the reporting date the receivables due are less than one year. Hence, no loss allowance was recorded as at the reporting date. Further, the company regularly monitors the credit worthiness of its customers and did not identify any customers whose credit worthiness is impaired.

5.      Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	As at Dec 31, 2024	As at June 30, 2024
	USD	USD
Cash at Bank	120,022	74,815
Cash in Hand	62	66
	120,084	—

Connect Simple Pty Ltd
Notes to the Financial Statement
For the six-month ended December 31, 2024

6.      Trade Payables

	As at Dec 31, 2024	As at June 30, 2024
	USD	USD
Trade Payables	133,532	71,912

7.      Accrued and Other Liabilities

	As at Dec 31, 2024	As at June 30, 2024
	USD	USD
General sales tax (GST)	2,564	15,302
Income tax payable	46,532	40,397
Accrued expenses	—	54
	49,096	55,752

8.      Equity

(a) Share capital

Particulars	Notes	As at Dec 31, 2024
		No. of shares	Amount (USD)
Ordinary shares
Authorised, issued and fully paid		100	66
Total share capital and share premium		100	66

9.      Revenue

	Six Month ended Dec 31, 2024	Period from Dec 1, 2023 (Inception) through Dec 31, 2023
	USD	USD
Revenue	301,862	13,382

10.    Cost of Revenue

	Six Month ended Dec 31, 2024	Period from Dec 1, 2023 (Inception) through Dec 31, 2023
	USD	USD
Commission expense	226,095	4,542

Connect Simple Pty Ltd
Notes to the Financial Statement
For the six-month ended December 31, 2024

11.    Operating Expenses

	Six Month ended Dec 31, 2024	Period from Dec 1, 2023 (Inception) through Dec 31, 2023
	USD	USD
General and administrative	35,969	—
Sales and marketing	1,792	—
	37,762	—

Expenses by nature

Bank charges	11	—
Office expense	651	—
Professional fees	35,307	—
Taxation	9,501	—
	45,470	—

12.    Other Comprehensive Income

	Six Month ended Dec 31, 2024	Period from Dec 1, 2023 (Inception) through Dec 31, 2023
	USD	USD
Unrealized foreign exchange gain/(loss)	(5,891)	—

13.    Earnings per share

	Six Month ended Dec 31, 2024	Period from Dec 1, 2023 (Inception) through Dec 31, 2023
	USD	USD
Profit/(loss) attributable to the ordinary equity holders of the company	22,612	—
Weighted average number of ordinary shares	100	—
Basic earnings/(loss) per share	226	—
Diluted earnings/(loss) per share	226	—

Connect Simple Pty Ltd
Notes to the Financial Statement
For the six-month ended December 31, 2024

14.    Financial Instruments

Classes and categories of financial instruments

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	As at Dec 31, 2024	As at June 30, 2024
	USD	USD
Financial Assets
Measured at amortized cost:
– Loans from related parties	142,328	36,356
– Trade and other receivables	61,184	138,643
– Cash and cash equivalents	120,084	74,881

Financial Liabilities
Measured at amortized cost:
– Trade payables	133,532	71,712
– Accrued and other liabilities	49,096	55,752

Fair Value Measurement

All financial assets and financial liabilities are measured at amortized cost, and their carrying values approximate their fair values.

Financial Risk Management Objectives and Policies

The company’s principal financial liabilities comprise trade payables. The main purpose of these financial liabilities is to finance the entity’s operations. The company’s principal financial assets include loans, trade receivables, and cash and cash equivalents that derive directly from its operations.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and other price risk. The entity is not exposed to interest rate risk.

Interest Rate Risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The entity is not exposure to the risk of changes in market interest rates.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The entity is exposed to credit risk from its operating activities primarily trade receivables.

Trade Receivables

The company trades only with recognized, creditworthy third parties. It is the company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the entity’s exposure to bad debts is not significant.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the six-month ended December 31, 2024

14.    Financial Instruments (cont.)

Liquidity Risk

Liquidity risk is the risk that the entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The entity monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets.

Maturities of Financial Liabilities:

The following tables detail the entity’s remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the entity can be required to pay.

Financial Liabilities	< 1 year	1-5 years	> 5 years
Trade payables	133,532	—	—
Accrued and other liabilities	49,096	—	—

15.    Segmenting Reporting

As per IFRS, segment reporting is required for entities with operating and geographical segments that are regularly reviewed by the Chief Operating Decision Maker (CODM). The Company has reviewed its operations and determined that it does not operate in multiple geographical areas or business segments.

The company operates as a single entity with no separately identifiable operating or geographical segments. Consequently, no segment disclosures are provided in these financial statements.

16.    Contingent Liabilities

As at December 31, 2024, the company has no contingent liabilities.

Contingent liabilities are potential liabilities that may arise depending on the outcome of an uncertain future event. They are not recognized in the financial statements because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company.

The company continuously monitors and assesses all potential risks and uncertainties that may impact its financial position. As of the reporting date, the company has not identified any contingent liabilities that need to be disclosed.

17.    Events After the Reporting Date

No adjusting or significant non-adjusting events have occurred between the December 31, 2024 (reporting date) and the date of authorisation.

Independent Auditor’s Report

Opinion on the Financial Statements

We have audited the financial statements of Connect Simple Pty Limited (the Company) which comprise the statement of financial position as at June 30, 2024, and the related statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the period from December 1, 2023 (Inception) to June 30, 2024, and the related notes to the financial statements including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the Statement of financial position of the Company at June 30, 2024 and the related statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the period from December 1, 2023 (Inception) to June 30, 2024, in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standard (IFRS) as issued by International Accounting Standards Board (IASB), and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with US GAAS, we:

•        Use professional judgment and exercise professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and internal control related matters identified during our audit.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425

AICPA Membership No 402307223

14 June 2025

Connect Simple Pty Ltd
Statement of Financial Position
As at June 30, 2024

(Amounts in US Dollars)	Note	June 30, 2024	June 30, 2023
Assets
Current assets
Accounts receivables	5	138,643	—
Due from related parties	4	36,356	—
Cash and cash equivalents	6	74,881	—
		249,881	—
Total assets		249,881	—

Equity and liabilities
Equity
Share capital	9	66	—
Retained earnings		122,151	—
Total equity		86,709	—

Liabilities
Current liabilities
Trade payables	7	71,912	—
Accrued and other liabilities	8	55,752	—
Total liabilities		127,664	—

Total equity and liabilities		249,881	—
Contingencies and commitments	17	—	—

The accompanying notes are an integral part of these financial statements

Connect Simple Pty Ltd
Statement of Profit or Loss & Other Comprehensive Income
For the period from December 1, 2023 (Inception) through June 30, 2024

(Amounts in US Dollars)	Note	June 30, 2024	June 30, 2023
Revenue	10	335,690	—
Cost of sales	11	(108,064)	—
Gross profit		227,626	—

General and administrative expenses	12	(67,048)	—
Sales and marketing	12	(1,112)	—
Operating profit/(loss)		159,466	—
Profit/(loss) before taxation		159,466	—
Taxation	12	(39,866)	—
Profit/(loss) after taxation		119,600	—
Other Comprehensive Income for the year
Unrealized foreign exchange gain/(loss)	13	2,551	—
Total other comprehensive income for the year		2,551	—
Total comprehensive income/(loss) for the year		122,151	—

The accompanying notes are an integral part of these financial statements

Connect Simple Pty Ltd
Statement of Changes in Equity
For the period from December 1, 2023 (Inception) through June 30, 2024

(Amounts in US Dollars)	Share Capital	Retained Earnings/ (Accumulated profit (losses)	Foreign Currency Translation Reserve	Total Equity
Balance as at December 1, 2023 (inception)	66	—	—	66
Share capital issued	—	—	—	—
Dividend	—	—	—	—
Profit/(loss) for the year	—	122,151	—	122,151
Balance as at June 30, 2024	66	122,151	—	122,217

The annexed notes are integral part of these financial statements

Connect Simple Pty Ltd
Statement of Cash Flows
For the period from December 1, 2023 (Inception) through June 30, 2024

(Amounts in US Dollars)	June 30, 2024	June 30, 2023
Cash flows from operating activities
Net profit/(loss) before tax	55,219	—
Adjustment for:
Depreciation and amortization	—	—
Tax provision	(39,866)	—
Net foreign exchange gain/(loss)	2,551	—
Operating profit/(loss) before working capital changes	17,904	—

Changes in working capital
(Increase)/decrease in accounts receivables	(138,644)	—
(Increase)/decrease in other assets	(36,356)	—
Increase/(decrease) in trade payables	71,912	—
Increase/(decrease) in accrued and other liabilities	55,752	—
Net Cash generated/(used in) from operating activities	74,815	—

Cash flows from investing activities
Other cash items from investing activities	—	—
Cash generated/(used in) from investing activities	—	—

Cash flows from financing activities
Issuance of share capital	66	—
Net cash from/(used in) financing activities	66	—

Net increase/(decrease) in cash and cash equivalents	74,881	—
Cash and cash equivalents at inception	—	—
Cash and cash equivalents at the end of the year	74,881	—

The accompanying notes are an integral part of these financial statements

Connect Simple Pty Ltd
Notes to the Financial Statement
For the period from December 1, 2023 (Inception) through June 30, 2024

1.      General information and basis of presentation

Connect Simple Pty Ltd (‘the Company’), was incorporated in Australia on December 1, 2023 having registered office at 7 Merrafields Court Taylors Lakes, VIC 3038, Australia

The financial statements of Connect Simple Pty Ltd are presented in United States Dollar (USD)

2.      Accounting policies

Basis of presentation, preparation and compliance

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been consistently applied to all the years presented unless otherwise stated.

Basis of preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), under the historical cost convention on an accrual basis, except for certain financial instruments which are measured at fair value at the end of the reporting period.

Going concern

The management have, at the time of approving the financial statements, a reasonable expectation that the company have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

Standards, interpretations and amendments to approved accounting standards that are issued but not yet effective and have not been early adopted by the Company

The following standards, amendments would be effective from the dates mentioned below and have not been early adopted by the Group:

Standards	Standards, Interpretations and Amendments	Effective date (Annual periods beginning on or after)
IAS 21	The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability – (Amendments)	01 January 2025
IFRS 9	Financial instruments: Disclosures, to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 – (Amendments)	01 January 2026
IFRS 17	Insurance contracts	01 January 2026

The management expects that the adoption of above standards and amendment will not have any material impact on the company’s financial statements.

Foreign currency translation

Foreign currency transactions are recorded at exchange rates prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are retranslated at the exchange rate prevailing on the balance sheet dates and exchange gains and losses arising on settlement and restatement are recognised in the statement of profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in foreign currencies are not retranslated.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the period from December 1, 2023 (Inception) through June 30, 2024

2.      Accounting policies (cont.)

Functional and Presentation currency

The company’s functional currency is Australian Dollars (AUD). However, the standalone financial statements are presented in United States Dollar (USD), which is not the company’s functional currency. The financial results and position are translated into the presentation currency in accordance with the principles of IAS 21 — The effects of changes in foreign exchange rates, using the following approach:

(a)     Assets and liabilities in the statement of financial position (including comparatives) are translated at the closing exchange rate prevailing at the respective reporting date;

(b)    Income and expenses in the statement of profit or loss and other comprehensive income (including comparatives) are translated using the average exchange rates for the reporting period;

(c)     All resulting exchange differences are recognised in Other Comprehensive Income (OCI) and accumulated in the foreign currency translation reserve under equity.

	Average rate
	June 30, 2024	June 30, 2023
AUD to USD	0.6557	N/A
	Closing rate
	June 30, 2024	June 30, 2023
AUD to USD	0.6644	N/A

Revenue recognition

Revenue from contracts with customers:

The company recognises revenue from contracts with customers based on a five step model as set out in IFRS 15 — Revenue from contracts with customers “(IFRS 15”).

Step 1. Identify the contract(s) with a customer: A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria for every contract that must be met.

Step 2. Identify the performance obligations in the contract: A performance obligation is a promise in a contract with a customer to transfer a good or service to the customer.

Step 3. Determine the transaction price: The transaction price is the amount of consideration to which the company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Step 4. Allocate the transaction price to the performance obligations in the contract: For a contract that has more than one performance obligation, the company will allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the company expects to be entitled in exchange for satisfying each performance obligation.

Step 5. Recognise revenue when (or as) the entity satisfies a performance obligation.

Revenue towards satisfaction of a performance obligation is measured at the amount of transaction price allocated to that performance obligation. The company assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The company has concluded that it is acting as a principal in all of its revenue arrangements.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the period from December 1, 2023 (Inception) through June 30, 2024

2.      Accounting policies (cont.)

Significant revenue areas	Nature and timing of satisfaction of performance obligations
Utility Services Platform

The business operates a white label digital solution that allows partners such as finance brokers, SME consultants, and comparison sites to offer branded customer journeys for the signup of energy, gas, and broadband services. The company recognises revenue when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied at a point in time, when services are rendered to the customer. This generally occurs upon completion of the service, as specified in the contract.

Taxation

‘Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity) or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on the respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised tax losses, depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised. The future profitability is based on the business plan for each respective entity within the company. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the company intends to settle its current tax assets and liabilities on a net basis.

The extent to which deferred tax assets can be recognised is based on an assessment of the probability that future taxable income will be available against which the deductible temporary differences and tax loss carry-forwards can be utilised.

Tax provisions are recognised for uncertain tax positions where a risk of an additional tax liability has been identified and it is probable that the company will be required to settle that tax. Measurement is dependent on management’s expectations of the outcome of decisions by tax authorities in the various tax jurisdictions in which the company operates. This is assessed on a case-by-case basis using in-house experts, professional firms and previous experience. Where no provision is required the exposure is disclosed as a contingent liability in note 26 unless the likelihood of an outflow of economic benefits is remote.

Judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the period from December 1, 2023 (Inception) through June 30, 2024

2.      Accounting policies (cont.)

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.

Financial instruments

Recognition and derecognition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are recognised on the balance sheet when the company becomes a party to the contractual provisions of the instrument.

The company derecognises a financial asset only when the contractual rights to the cash flows from the asset expire or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the company recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the company retains substantially all the risks and rewards of ownership of a transferred financial asset, the company continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. Any gain or loss arising on derecognition is recognised in profit or loss. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement.

Financial assets are written off when there is no reasonable expectation of recovery. The company reviews the facts and circumstances around each asset before making a determination. Financial assets that are written off could still be subject to enforcement activities.

Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired.

Initial measurement

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Transaction costs of financial instruments carried at fair value through profit or loss are expensed in profit or loss.

Subsequently, financial instruments are measured according to the category in which they are classified.

Classification of financial assets is based on the business model in which the instruments are held as well as the characteristics of their contractual cash flows. The business model is based on management’s intentions and past pattern of transactions. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. The company reclassifies financial assets when and only when its business model for managing those assets changes.

Financial assets are classified into three categories:

Financial assets at amortised cost are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any. These include cash and cash equivalents, contract assets and other financial assets.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the period from December 1, 2023 (Inception) through June 30, 2024

2.      Accounting policies (cont.)

Financial instruments

Financial assets at fair value through other comprehensive income are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows as well as to sell the financial asset. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in other comprehensive income apart from any expected credit losses or foreign exchange gains or losses, which are recognised in profit or loss. This category can also include financial assets that are equity instruments which have been irrevocably designated at initial recognition as fair value through other comprehensive income. For these assets, there is no expected credit loss recognised in profit or loss.

Financial assets at fair value through profit or loss are financial assets with contractual cash flows that do not consist solely of payments of principal and interest. This category includes derivatives, embedded derivatives separated from the host contract and investments in certain convertible loan notes. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in profit or loss, with the exception of derivative instruments designated in a hedging relationship, for which hedge accounting is applied.

Classification and measurement — financial liabilities

Financial liabilities are classified as subsequently measured at amortised cost unless they meet the specific criteria to be recognised at fair value through profit or loss.

Other financial liabilities are measured at amortised cost using the effective interest method.

Financial liabilities at fair value through profit or loss include derivatives and embedded derivatives separated from the host contract as well as financial liabilities held for trading. Subsequent to initial recognition, these are measured at fair value with gains or losses being recognised in profit or loss. Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to either the amortised cost of the senior notes or the present value of the lost interest for the remaining term of the senior notes.

Equity instruments

An equity instrument is any contract that evidences residual interests in the assets of the company after deducting all of its liabilities. Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs.

Investments in equity instruments are measured at fair value; however, where a quoted market price in an active market is not available, equity instruments are measured at cost (investments in equity instruments that are not held for trading). The company has not elected to account for these investments at fair value through other comprehensive income.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. The fair value of a financial instrument on initial recognition is normally the transaction price.

In estimating the fair value of an asset or liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the company determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include the discounted cash flow method and other valuation models.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the period from December 1, 2023 (Inception) through June 30, 2024

2.      Accounting policies (cont.)

Earnings per share

Earnings per share, diluted earnings per share are measured as follows:

—     basic earnings per share are calculated by dividing profit or loss attributable to owners of the company by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares. The weighted average number of ordinary shares outstanding is calculated based on the number of ordinary shares outstanding at the beginning of the period, after deduction of treasury shares, adjusted on a time-apportioned basis for shares bought back or issue during the period;

—     diluted earnings per share are calculated by dividing profit or loss attributable to owners of the company by the weighted average number of ordinary shares outstanding during the year as used to calculate basic earnings per share, both items being adjusted on a time-apportioned basis for the effects of all potentially dilutive financial instruments corresponding to (i) performance shares and (ii) free share grants until fully vested.

Provisions and contingent liabilities

Provisions are recognised when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and there is a reliable estimate of the amount of the obligation. Provisions are measured at the best estimate of Provisions are recognised when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and there is a reliable estimate of the amount of the obligation. Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the Balance sheet date.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost. He expenditure required to settle the present obligation at the Balance sheet date.

Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non occurrence of one or more uncertain future events not wholly within the control of the company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle or a reliable estimate of the amount cannot be made.

Segment information

An entity is required to disclose segment information if it operates in more than one segment, either by geography or business activity, and if that segment information is regularly reviewed by the entity’s Chief Operating Decision Maker (CODM).

The company does not have distinct operating segments as defined under IFRS 8, as it operates in a single business activity and/or geographical location. Accordingly, the Company has no operating or geographical segments that would require separate reporting.

As such, the company has opted not to present segment information. The financial statements present the financial position, performance, and cash flows of the entity as a whole.

Events after the reporting date

Where events occurring after the balance sheet date provide evidence of conditions that existed as at the end of the reporting period, the impact of such events is adjusted within the financial statements. Otherwise, events after the balance sheet date of material size or nature are only disclosed.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the period from December 1, 2023 (Inception) through June 30, 2024

3.      Related Party Transactions

In accordance with IAS 24 — “Related Party Disclosures”, the company has identified the following related party transactions during the reporting period:

Amounts Due from Related Parties

As of the reporting date, the following balance was outstanding and receivable from related parties:

Related parties	Relationship	Nature of Transaction	As at June 30, 2024	As at June 30, 2023
			USD	USD
Due From related party
Arun Saligrama	Shareholder	Loan Receivable	18,178	—
Sneha Krishnaswamy	Shareholder	Loan Receivable	18,178	—
			36,356	—

The loan is unsecured, interest-free, and repayable on demand. No provisions for doubtful debts have been recognized in respect of these amounts, and no guarantees have been given or received in connection with the above balance.

4.      Accounts Receivables

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Unbilled receivable	138,643	—

Connect Simple adopted Simplified Expected Credit Loss Method to assess the provisioning for receivables. As at the reporting date the receivables due are less than one year. Hence, no loss allowance was recorded as at the reporting date. Further, the company regularly monitors the credit worthiness of its customers and did not identify any customers whose credit worthiness is impaired.

5.      Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Cash at Bank	74,815	—
Cash in Hand	66	—
	74,881	—

6.      Trade Payables

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Trade Payables	71,912	—

Connect Simple Pty Ltd
Notes to the Financial Statement
For the period from December 1, 2023 (Inception) through June 30, 2024

7.      Accrued and Other Liabilities

	As at June 30, 2024	As at June 30, 2023
	USD	USD
General sales tax (GST)	15,302	—
Income tax payable	40,397	—
Accrued expenses	54	—
	55,752	—

8.      Equity

(a)    Share capital

Particulars	Notes	As at 30 June 2024
		No. of shares	Amount (USD)
Ordinary shares
Authorised, issued and fully paid		100	66
Total share capital and share premium		100	66

9.      Revenue

	For the period from December 1, 2023 (Inception) through June 30, 2024	For the period ended June 30, 2023
	USD	USD
Revenue	335,690	—

10.    Cost of Revenue

	For the period from December 1, 2023 (Inception) through June 30, 2024	For the period ended June 30, 2023
	USD	USD
Commission expense	108,064	—

Connect Simple Pty Ltd
Notes to the Financial Statement
For the period from December 1, 2023 (Inception) through June 30, 2024

11.    Operating Expenses

	For the period from December 1, 2023 (Inception) through June 30, 2024	For the period ended June 30, 2023
	USD	USD
General and administrative	67,048	—
Sales and marketing	1,112	—
	68,161	—

Expenses by nature
Office expense	1,077	—
Professional fees	65,971	—
Taxation	39,866	—
	106,915	—

12.    Other Comprehensive Income

	For the period from December 1, 2023 (Inception) through June 30, 2024	For the period ended June 30, 2023
	USD	USD
Unrealized foreign exchange gain/(loss)	2,551	—

13.    Earnings per share

	For the period from December 1, 2023 (Inception) through June 30, 2024	For the period ended June 30, 2023
	USD	USD
Profit/(loss) attributable to the ordinary equity holders of the company	122,151	—
Weighted average number of ordinary shares	100	—
Basic earnings/(loss) per share	1,222	—
Diluted earnings/(loss) per share	1,222	—

Connect Simple Pty Ltd
Notes to the Financial Statement
For the period from December 1, 2023 (Inception) through June 30, 2024

14.    Financial Instruments

Classes and categories of financial instruments

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Financial Assets
Measured at amortized cost:
– Loans from related parties	36,356	—
– Trade and other receivables	138,643	—
– Cash and cash equivalents	74,881	—

Financial Liabilities
Measured at amortized cost:
– Trade payables	71,712	—
– Accrued and other liabilities	55,752	—

Fair Value Measurement

All financial assets and financial liabilities are measured at amortized cost, and their carrying values approximate their fair values.

Financial Risk Management Objectives and Policies

The company’s principal financial liabilities comprise trade payables. The main purpose of these financial liabilities is to finance the entity’s operations. The company’s principal financial assets include loans, trade receivables, and cash and cash equivalents that derive directly from its operations.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and other price risk. The entity is not exposed to interest rate risk.

Interest Rate Risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The entity is not exposure to the risk of changes in market interest rates.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The entity is exposed to credit risk from its operating activities primarily trade receivables.

Trade Receivables

The company trades only with recognized, creditworthy third parties. It is the company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the entity’s exposure to bad debts is not significant.

Connect Simple Pty Ltd
Notes to the Financial Statement
For the period from December 1, 2023 (Inception) through June 30, 2024

14.    Financial Instruments (cont.)

Liquidity Risk

Liquidity risk is the risk that the entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The entity monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets.

Maturities of Financial Liabilities:

The following tables detail the entity’s remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the entity can be required to pay.

Financial Liabilities	< 1 year	1 – 5 years	> 5 years
Trade payables	71,912	—	—
Accrued and other liabilities	55,752	—	—

15.    Segmenting Reporting

As per IFRS, segment reporting is required for entities with operating and geographical segments that are regularly reviewed by the Chief Operating Decision Maker (CODM). The Company has reviewed its operations and determined that it does not operate in multiple geographical areas or business segments.

The company operates as a single entity with no separately identifiable operating or geographical segments. Consequently, no segment disclosures are provided in these financial statements.

16.    Contingent Liabilities

As at June 30, 2024, the company has no contingent liabilities.

Contingent liabilities are potential liabilities that may arise depending on the outcome of an uncertain future event. They are not recognized in the financial statements because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company.

The company continuously monitors and assesses all potential risks and uncertainties that may impact its financial position. As of the reporting date, the company has not identified any contingent liabilities that need to be disclosed.

17.    Events After the Reporting Date

No adjusting or significant non-adjusting events have occurred between the June 30, 2024 (reporting date) and the date of authorisation.

19 May 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

VIS Networks Private Limited
India

Review of Interim Financial Statements

We have reviewed the accompanying consolidated financial statements of VIS Networks Private Limited (the Company), which comprise the consolidated statements of financial position as of December 31, 2024 and June 30, 2024, and the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the six months ended December 31, 2024 and December 31, 2023 and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of the Company’s management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA and in accordance with International Standard on Review Engagements issued by the International Auditing and Assurance Standards Board. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425

AICPA Membership No 402307223

VIS Networks Private Limited
Consolidated statement of profit or loss and
Statement of comprehensive income for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

Particulars	Notes	For six months ended 31 December 2024	For six months ended 31 December 2023
Revenue from contracts with customers	5	30,111,916	24,360,816
Cost of sales	6	(19,474,867)	(14,494,781)
Gross profit		10,637,049	9,866,035

Distribution costs	6	(169,613)	(191,441)
Administrative expenses	6	(8,707,592)	(7,567,274)
Operating profit		1,759,844	2,107,320

Other income	7	186,167	158,274
Other gains/(losses) – net	8	(28,362)	(1,500)
		157,805	156,774

Finance income	9	23,562	8,475
Finance costs	9	(218,491)	(155,818)
Finance costs – net		(194,929)	(147,344)

Share of net profit/(loss) of associates and joint ventures accounted for using the equity method	10	(76,886)	(31,923)

Profit before income tax		1,645,834	2,084,827
Income tax expense	11	(499,340)	(694,798)
Profit for six months		1,146,494	1,390,029

Profit is attributable to:
Owners of VIS Networks Private Limited		1,186,968	1,544,419
Non-controlling interests		(40,474)	(154,390)
		1,146,494	1,390,029
Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	27(c)	(675,402)	39,897
Income tax relating to these items

Items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	28	58,719	11,111
Income tax relating to these items		(14,778)	(2,796)
Other comprehensive income for six months, net of tax		(631,462)	48,212
Total comprehensive income for six months		515,032	1,438,241

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic earnings per share	12	0.29	0.38
Diluted earnings per share	12	0.29	0.38

VIS Networks Private Limited
Consolidated statement of financial position as at 31 December 2024
(All amounts are in $ unless otherwise stated)

Particulars	Notes	As at 31 December 2024	As at 30 June 2024
Assets
Non-current assets
Property, plant and equipment	13	6,225,542	6,488,844
Intangible assets	14	929,226	379,327
Intangible under development	14A	—	417,090
Right-of-use assets	22	88,441	129,336
Investments	17	1,007,564	1,092,362
Other financial assets	18	97,401	55,671
Deferred tax assets	11	156,292	259,785
Other non-current assets	20	80,728	85,049
Total non-current assets		8,585,194	8,907,465

Current assets
Inventories	15	3,772,959	4,076,638
Trade receivables	16	10,870,356	16,210,475
Contract assets	5	1,756,302	638,436
Cash and cash equivalents	19	3,063,959	2,994,701
Investments	17	631,763	564,091
Other financial assets	18	1,585,258	1,432,316
Current tax asset	21	8,221	809,006
Other current assets	20	7,855,650	8,494,672
Total current assets		29,544,467	35,220,334
Total assets		38,129,660	44,127,799

Liabilities
Non-current liabilities
Borrowings	23	2,280,024	2,480,439
Lease liabilities	22	53,880	72,978
Employee benefit obligations	25	406,983	462,456
Total non-current liabilities		2,740,886	3,015,874

Current liabilities
Borrowings	23	270,903	2,321,122
Trade and other payables	24	11,196,429	16,185,076
Employee benefit obligations	25	69,703	28,555
Contract liabilities	5	3,722,889	2,576,692
Lease liabilities	22	41,918	65,024
Current tax liabilities	26	1,120,334	1,483,891
Total current liabilities		16,422,176	22,660,359
Total liabilities		19,163,062	25,676,233
Net assets		18,966,598	18,451,566

Equity
Share capital and share premium	27	544,063	544,063
Retained earnings	27(d)	20,856,813	19,669,845
Other reserves	27(c)	(2,308,231)	(1,676,769)
Equity attributable to owners of the parent		19,092,645	18,537,139
Capital and reserves attributable to owners of the parent		19,092,645	18,537,139
Non-controlling interests	35	(126,047)	(85,573)
Total equity		18,966,598	18,451,566

VIS Networks Private Limited
Consolidated statement of cash flows for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

	For six months ended 31 December 2024	For six months ended 31 December 2023
Cash flows from operating activities
Profit before income tax for the year	1,645,834	2,084,827
Adjustments for:
Finance income	(23,562)	(8,475)
Finance costs	218,491	155,818
Depreciation and amortization of property, plant and equipment	238,900	268,519
Depreciation of right-of-use assets	38,142	45,165
Share of net profit of associates and joint ventures accounted for using the equity method	76,886	31,923
Net (gain)/loss on sale of investments held at amortised cost	(275)	(23,391)
Net fair value gain/(loss) on financial assets at fair value through profit or loss	21,677	—
Net exchange differences	6,961	24,891

Change in operating assets and liabilities
Decrease/(increase) in inventories	303,679	624,527
Decrease/(increase) in trade receivables	5,340,119	260,870
Decrease/(increase) in contract assets	(1,117,866)	(507,897)
Decrease/(increase) in financial assets at fair value through profit or loss	(275,330)	(170,752)
Decrease/(increase) in other assets	636,382	(668,484)
Increase/(decrease) in trade and other payables	(4,988,647)	94,582
Increase/(decrease) in contract liabilities	1,146,197	(1,663,913)
Increase/(decrease) in other liabilities	29,615	23,568
Cash generated from operations	3,297,204	571,779
Income taxes paid	41,381	(1,456,348)
Net cash inflow from operating activities	3,338,584	(884,568)

Cash flows from investing activities
Payments for property, plant and equipment	(184,740)	(120,274)
Payments for intangible assets under development	417,090	52,642
Payments for intangible assets	(566,984)	—
Proceeds from sale of financial assets held at amortised cost	275	23,391
Interest received on financial assets held as investments	22,784	7,623
Net cash (outflow) from investing activities	(311,576)	(36,618)

Cash flows from financing activities
Proceeds from/(repayment) of borrowings	(2,250,635)	868,766
Principal elements of lease payments	(44,428)	(51,490)
Other finance charges paid	(213,515)	(149,650)
Net cash (outflow) from financing activities	(2,508,578)	667,626

Net increase in cash and cash equivalents	518,431	(253,560)
Cash and cash equivalents at the beginning of the financial year	2,994,701	2,765,579
Effects of exchange rate changes on cash and cash equivalents	(449,173)	21,983
Cash and cash equivalents at end of year	3,063,958	2,534,001

VIS Networks Private Limited
Consolidated statement of changes in equity for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

Particulars	Notes	Share capital	Retained earnings	Legal reserve	Other Reserves		Foreing Currency Translation Reserve	Total attributable to owners of the parent	Non controlling interest	Total
					Capital reserve	Remeasurement of defined benefit plans
Balance at 1 July 2023		544,063	16,907,202	2,864	56,370	(15,384)	(1,259,045)	16,236,069	59,294	16,295,363
Non-controlling interests on acquisition of subsidiary		—	—	—	—	—	—	—	10,894	10,894
Profit for six months		—	1,544,419	—	—	—	—	1,544,419	(147,717)	1,396,703
Other comprehensive income		—	—	—	—	8,314	39,897	48,212	—	48,212
Total comprehensive income for six months		—	1,544,419	—	—	8,314	39,897	1,592,631	(136,822)	1,444,914
Balance at 31 December 2023		544,063	18,451,621	2,864	56,370	(7,070)	(1,219,148)	17,828,700	(77,529)	17,740,278

Balance at 1 July 2024		544,063	19,669,845	2,864	56,370	(48,786)	(1,687,216)	18,537,139	(85,573)	18,451,566
Profit for six months		—	1,186,968	—	—	—	—	1,186,968	(40,474)	1,146,494
Other comprehensive income		—	—	—	—	43,941	(675,402)	(631,462)	—	(631,462)
Total comprehensive income for six months		—	1,186,968	—	—	43,941	(675,402)	555,506	(40,474)	515,032
Balance at 31 December 2024		544,063	20,856,813	2,864	56,370	(4,846)	(2,362,619)	19,092,645	(126,047)	18,966,598

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

1       General information

VIS Networks Private Limited (‘the parent’or VIS Networks), the ultimate holding company of the group, primarily provides sales and services of telecommunication products, consulting, designing, implementing, training and support for all sort of communication and Cx management solutions.

VIS Networks is incorporated and domiciled in India on April 18, 2011 having registered office at No.94, 4th Cross, 2nd Block, Koramangala, Bangalore, Karnataka, India, 560034.

The Parent company has wholly owned subsidiaries in Singapore for providing services to its global customers and has stepdown subsidiaries in Malaysia, United Kingdom, Sultanate of Oman, Dubai, USA.

The Company, together with its subsidiaries and associates, is hereinafter referred to as ‘the Group’. The special purpose consolidated financial statements (‘CFS’) is presented in United States Dollars (“$” or “USD”) and are rounded to the nearest $.

2       Accounting policies

a) Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB). Accounting policies have been consistently applied to all the years presented unless otherwise stated.

b) Basis of preparation

The CFS has been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value at the end of each reporting period as explained in the accounting policies in note 30.

c) Going concern

The directors have, at the time of approving the CFS, a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the CFS.

d) Basis of consolidation

The CFS incorporates the financial statements of the parent company and entities controlled by the parent company up to 31 December 2024. Control is achieved when the Parent Company:

(a) has power over the investee; (b) is exposed or has rights to variable return from its involvement with the investee and (c) has the ability to affect those returns through its power to direct relevant activities of the investee.

The parent company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

When the parent company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The parent company considers all relevant facts and circumstances in assessing whether or not the parent company’s voting rights in an investee are sufficient to give it power, including:

•        The size of the parent company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders

•        Potential voting rights held by the parent company, other vote holders or other parties

•        Rights arising from other contractual arrangements

•        Any additional facts and circumstances that indicate that the parent company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the parent company obtains control over the subsidiary and ceases when the parent company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the parent company gains control until the date when the parent company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the group are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by- acquisition basis. Other non-controlling interests are initially measured at fair value.

Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the parent company.

When the group loses control of a subsidiary, the gain or loss on disposal recognised in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Accounting Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

e) Foreign currency translation

Foreign currency transactions are recorded at exchange rates prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are retranslated at the exchange rate prevailing on the balance sheet dates and exchange gains and losses arising on settlement and restatement are recognised in the statement of profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in foreign currencies are not retranslated.

Exchange differences arising on monetary items that forms part of the parent’s net investment in a foreign subsidiary are recognised in profit or loss in the separate financial statements of the reporting entity or the individual financial statements of the foreign subsidiary, such exchange differences are recognised initially in OCI. These exchange differences are reclassified from equity to profit or loss on disposal of the net investment.

Exchange gains and losses on inter-company transactions

The results and financial position of a foreign subsidiary are included in the Group’s CFS after the elimination of intercompany balances and transactions. However, a foreign exchange gain or loss arising on an intercompany monetary asset or liability (e.g. an intercompany receivable denominated in a currency different from the functional currency of the subsidiary) cannot be eliminated. Such foreign exchange gains and losses are recognised in the income statement or in income and expense recognised directly in equity, if the underlying forms and in integral part of the net investment in foreign operation.

Presentation currency

The group has chosen to present the CFS in $ which is not the functional currency of the group. The results and financial position are translated into a presentation currency using the following procedures:

(a)     assets and liabilities for each statement of financial position presented (ie including comparatives) are translated at the closing rate at the date of that statement of financial position;

(b)    income and expenses for each statement presenting profit or loss and other comprehensive income (ie including comparatives) are translated using the average exchange rates for the period; and

(c)     all resulting exchange differences are recognised in other comprehensive income.

Foreign exchange rates considered for translation:

	Average rate		Closing rate
	31 December 2024	31 December 2023	31 December 2024	31 December 2023	30 June 2024
INR	0.0118	0.0121	0.0117	0.0120	0.0121
SGD	0.7368	0.7478	0.7361	0.7575	0.7287
AUD	0.6449	0.6711	0.6228	0.6806	0.6643
OMR	2.5899	2.5896	2.5897	2.5903	2.5895
GBP	1.2605	1.2678	1.2565	1.2730	1.2635
MYR	0.2178	0.2157	0.2237	0.2175	0.2129
PHP	0.0172	0.0180	0.0173	0.0180	0.0176

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

f) Use of estimates and judgements

In preparing these financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised prospectively.

Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the financial statements is included in the following notes:

Note 4 — Determination of reportable operating segments

Note 30 — Fair value measurement of financial instruments

Note 22 — Leases: whether an arrangement contains a lease

Note 13 — useful lives of property, plant and equipment

Note 31 — measurement of ECL allowance for trade receivables, loans and contract assets

Note 29 — recognition and measurement of provisions and contingencies

Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended 31 December 2024 is included in the following notes:

Note 30 — Fair value measurement of financial instruments

Note 22 — Leases: whether an arrangement contains a lease

Note 13 — useful lives of property, plant and equipment

Note 31 — measurement of ECL allowance for trade receivables, loans and contract assets

Note 29 — recognition and measurement of provisions and contingencies

g) Revenue recognition

Revenue from contracts with customers:

The Group recognises revenue from contracts with customers based on a five step model as set out in IFRS 15 — Revenue from contracts with customers “(IFRS 15”).

Step 1.   Identify the contract(s) with a customer: A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria for every contract that must be met.

Step 2.   Identify the performance obligations in the contract: A performance obligation is a promise in a contract with a customer to transfer a good or service to the customer.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Step 3.   Determine the transaction price: The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Step 4.   Allocate the transaction price to the performance obligations in the contract: For a contract that has more than one performance obligation, the Group will allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for satisfying each performance obligation.

Step 5.   Recognise revenue when (or as) the entity satisfies a performance obligation.

Revenue towards satisfaction of a performance obligation is measured at the amount of transaction price (net of variable consideration) allocated to that performance obligation. The transaction price of goods and services rendered is net of variable consideration, if any, and excludes taxes and duties. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements.

Significant revenue areas	Nature and timing of satisfaction of performance obligations
Sale/Subscription of Products

The Group recognises the revenue when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over the period of time as the subscription of products are rendered. Revenue recognised over the period of time is based on a straight-line method, unless another method better depicts the pattern of transfer of control of the services. Revenue from sale of products is recognised at point in time once the control over products are passed on to the customer.

Sale/subscription of licenses

The Group recognises the revenue when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over the period of time as the subscription of licenses and maintenance services are rendered. Revenue recognised over the period of time is based on a straight-line method, unless another method better depicts the pattern of transfer of control of the services. Revenue from sale of licenses is recognised at point in time once the control over licenses are passed on to the customer.

Manpower and Staffing support services

The Group recognises the revenue when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over the period of time as the professional and support services are rendered. Revenue recognised over the period of time is based on a straight-line method, unless another method better depicts the pattern of transfer of control of the services.

Revenue from annual maintenance charges

The Group recognises the revenue when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over the period of time as the annual maintenance support services are rendered. Revenue recognised over the period of time is based on a straight-line method, unless another method better depicts the pattern of transfer of control of the services.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Interest income

Interest income is recognised on a time proportion basis taking into account the amount outstanding and the applicable interest rate. Interest income is included under the head “Finance income” in the statement of profit and loss.

Dividend income

Dividend income is recognised when the right to receive dividend is established, which is generally when the shareholders approve the dividend.

h) Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

i.       The contract involves the use of an identified asset — this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

ii.      The Group has the right to substantially all of the economic benefits from the use of the asset throughout the period of use; and

iii.     The Group has the right to direct the use of the asset. The Group has this right when it has the decision making rights that are most relevant to changing how and for what purposes the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Group has the right to direct the use of the asset if either:

•        The Group has the right to operate the asset; or

•        The Group designed the asset in a way that predetermines how and for what purposes it will be used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is allocated, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the leased asset and the expected lease term. If ownership of the leased asset is automatically transferred at the end of the lease term or the exercise of a purchase option is reflected in the lease payments, the right-of-use asset is amortised on a straight-line basis over the expected useful life of the leased asset.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as a discount rate. The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments. The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Lease payments include fixed payments, i.e. amounts expected to be payable by the group under residual value guarantee, the exercise price of purchase options and lease payments in relation to lease extension options, if the Company is reasonably certain to exercise purchase or extension options, and payment of penalties for terminating the lease if the lease term considered reflects that the Company shall exercise a termination option.

i) Taxation

Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity) or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on the respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised tax losses, depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised. The future profitability is based on the business plan for each respective entity within the Group. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

The extent to which deferred tax assets can be recognised is based on an assessment of the probability that future taxable income will be available against which the deductible temporary differences and tax loss carry-forwards can be utilised.

Tax provisions are recognised for uncertain tax positions where a risk of an additional tax liability has been identified and it is probable that the Group will be required to settle that tax. Measurement is dependent on management’s expectations of the outcome of decisions by tax authorities in the various tax jurisdictions in which the Group operates. This is assessed on a case-by-case basis using in-house experts, professional firms and previous experience. Where no provision is required the exposure is disclosed as a contingent liability unless the likelihood of an outflow of economic benefits is remote.

Judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

j) Property, plant and equipment

Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Land is not depreciated.

Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is charged on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Class of property, plant and equipment	Estimated useful life
Land	Not Depreciable
Buildings	30 years
Furniture, fittings and equipment	10 years
Computer equipments	3 years
Office equipments	5 years
Motor Car	8 years
Motor Cycle	10 years

The depreciation period for property, plant and equipment with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates.

Assets held under leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Residual values are reassessed on an annual basis.

An item of property, plant and equipment is derecognised on disposal or when it is withdrawn from use and no future economic benefits are expected from its disposal. Any gain or loss arising from derecognition is included in profit or loss.

k) Intangible assets

Costs associated with maintaining software licenses are recognised as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software licenses controlled by the group are recognised as intangible assets where the following criteria are met:

i.       it is technically feasible to complete the software so that it will be available for use

ii.      management intends to complete the software and use or sell it

iii.     there is an ability to use or sell the software

iv.      it can be demonstrated how the software will generate probable future economic benefits

v.       adequate technical, financial and other resources to complete the development and to use or sell the software are available, and

vi.     the expenditure attributable to the software during its development can be reliably measured

vii.    Directly attributable costs that are capitalised as part of the software include employee costs and an appropriate portion of relevant overheads

viii.   Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

l) Inventories

Telecom materials, Telecom licenses and Warranty support are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The costs of individual items of inventory are determined using weighted average costs.

m) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Preference shares, which are mandatorily redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognised in profit or loss as finance costs.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing costs eligible for capitalisation. Other borrowing costs are expensed in the period in which they are incurred.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

n) Impairment of non-financial assets

Property, plant and equipment and intangible assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets that do not generate independent cash inflows are grouped together into cash-generating units (CGUs). Each CGU represents the smallest company of assets that generates cash inflows that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an individual asset or CGU is the higher of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognised if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognised in the statement of profit and loss.

An asset (or cash-generating unit) impaired in prior years is reviewed at each balance sheet date to determine whether there is any indication of a reversal of impairment losses recognised in prior years.

o) Cash and cash equivalents and cash flow statement

Cash and cash equivalents:

Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.

Cash flow statement:

Cash flows are reported using the indirect method, whereby net profit/(loss) before tax is adjusted for the effects of transactions of non cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Group are segregated.

p) Financial instruments

Recognition and derecognition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. Any gain or loss arising on derecognition is recognised in profit or loss. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Financial assets are written off when there is no reasonable expectation of recovery. The Group reviews the facts and circumstances around each asset before making a determination. Financial assets that are written off could still be subject to enforcement activities.

Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired.

Initial measurement

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Transaction costs of financial instruments carried at fair value through profit or loss are expensed in profit or loss.

Subsequently, financial instruments are measured according to the category in which they are classified.

Classification and measurement — financial assets

Classification of financial assets is based on the business model in which the instruments are held as well as the characteristics of their contractual cash flows. The business model is based on management’s intentions and past pattern of transactions. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. The Group reclassifies financial assets when and only when its business model for managing those assets changes.

Financial assets are classified into three categories:

Financial assets at amortised cost are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any. These include cash and cash equivalents, contract assets and other financial assets.

Financial assets at fair value through other comprehensive income are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows as well as to sell the financial asset. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in other comprehensive income apart from any expected credit losses or foreign exchange gains or losses, which are recognised in profit or loss. This category can also include financial assets that are equity instruments which have been irrevocably designated at initial recognition as fair value through other comprehensive income. For these assets, there is no expected credit loss recognised in profit or loss.

Financial assets at fair value through profit or loss are financial assets with contractual cash flows that do not consist solely of payments of principal and interest. This category includes derivatives, embedded derivatives separated from the host contract and investments in certain convertible loan notes. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in profit or loss, with the exception of derivative instruments designated in a hedging relationship, for which hedge accounting is applied.

Classification and measurement — financial liabilities

Financial liabilities are classified as subsequently measured at amortised cost unless they meet the specific criteria to be recognised at fair value through profit or loss.

Other financial liabilities are measured at amortised cost using the effective interest method.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Financial liabilities at fair value through profit or loss include derivatives and embedded derivatives separated from the host contract as well as financial liabilities held for trading. Subsequent to initial recognition, these are measured at fair value with gains or losses being recognised in profit or loss. Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to either the amortised cost of the senior notes or the present value of the lost interest for the remaining term of the senior notes.

Impairment

The Group recognises a loss allowance in profit or loss for expected credit losses on financial assets held at amortised cost or at fair value through other comprehensive income. Expected credit losses are forward looking and are measured in a way that is unbiased and represents a probability-weighted amount, takes into account the time value of money (values are discounted using the applicable effective interest rate) and uses reasonable and supportable information.

Lifetime expected credit losses are calculated for assets that were deemed credit impaired at initial recognition or have subsequently become credit impaired as well as those where credit risk has increased significantly since initial recognition.

The Group adopts the simplified approach to apply lifetime expected credit losses to trade receivables and contract assets. Where credit risk is deemed low at the reporting date or to have not increased significantly, credit losses for the next 12 months are calculated.

Equity instruments

An equity instrument is any contract that evidences residual interests in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Investments in equity instruments are measured at fair value; however, where a quoted market price in an active market is not available, equity instruments are measured at cost (investments in equity instruments that are not held for trading). The Group has not elected to account for these investments at fair value through other comprehensive income.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. The fair value of a financial instrument on initial recognition is normally the transaction price.

In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the Group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include the discounted cash flow method and other valuation models.

q) Earnings per share

Earnings per share, diluted earnings per share are measured as follows:

—     basic earnings per share are calculated by dividing profit or loss attributable to owners of the company by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares. The weighted average number of ordinary shares outstanding is calculated based on the number of ordinary shares outstanding at the beginning of the period, after deduction of treasury shares, adjusted on a time-apportioned basis for shares bought back or issue during the period;

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

—     diluted earnings per share are calculated by dividing profit or loss attributable to owners of the company by the weighted average number of ordinary shares outstanding during the year as used to calculate basic earnings per share, both items being adjusted on a time-apportioned basis for the effects of all potentially dilutive financial instruments corresponding to (i) performance shares and (ii) free share grants until fully vested.

r) Employee benefits

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid e.g., under short-term cash bonus, if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the amount of obligation can be estimated reliably.

Post-employment benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. The Group makes specified monthly contributions towards employee provident fund to Government administered provident fund scheme which is a defined contribution plan. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss in the periods during which the related services are rendered by employees.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity benefit scheme is the defined benefit plan. The Group’s net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets. The calculation of defined benefit obligation is performed annually by a qualified actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognised in Other Comprehensive Income (OCI). The Group determines the net interest expense on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability/(asset), taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in the statement of profit and loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service (‘past service cost’ or ‘past service gain’) or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Compensated absences

The employees can carry-forward a portion of the unutilized accrued compensated absences and utilize it in future service periods or receive cash compensation on termination of employment. Since the employee has unconditional right to avail the leave, the benefit is classified as a short term employee benefit. The Group records an obligation for such compensated absences in the period in which the employee renders the services that increases his entitlement. The obligation is measured on the basis of independent actuarial valuation using the projected unit credit method.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

s) Provisions and contingent liabilities

Provisions are recognised when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and there is a reliable estimate of the amount of the obligation. Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the Balance sheet date.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non occurrence of one or more uncertain future events not wholly within the control of the Group or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle or a reliable estimate of the amount cannot be made. Contingent liabilities are disclosed in the note 30. Contingent assets are not recognised in the CFS.

t) Segment information

Segment revenues and expenses:    All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities:    Segment assets include all operating assets used by a segment and comprise primarily of debtors and fixed assets, net of allowances and provisions, which are reported as direct offsets in the balance sheet. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities and comprise primarily of creditors and accrued liabilities.

Unallocable expenses/income:    General administrative expenses and other expenses that arise at the enterprise level and relate to the Group as a whole are shown as unallocable items.

Accounting policies:    The accounting policies consistently used in the preparation of the CFS are also applied to revenues and expenditure in individual segments.

u) Events after the reporting date

Where events occurring after the balance sheet date provide evidence of conditions that existed as at the end of the reporting period, the impact of such events is adjusted within the CFS. Otherwise, events after the balance sheet date of material size or nature are only disclosed.

v) New And Revised Standards, Interpretations, Pronouncements And Application Guidances

Standards, interpretations and amendments to approved accounting standards which became effective during the year.

There are certain amendments to the accounting and reporting standards which became effective during the year and are adopted by the Company for the financial year beginning on July 01, 2023. However, these amendments do not have any significant impact on the Company’s financial reporting, and therefore have not been presented in these unconsolidated financial statements.

Standards, interpretations and amendments to approved accounting standards that are issued but not yet effective and have not been early adopted by the Company

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

The following standards, amendments with respect to the approved accounting standards as applicable in Pakistan would be effective from the dates mentioned below and have not been early adopted by the Company:

Effective date (Annual periods beginning on or after)

Standards	Effective date
IAS 1	01-Jan-24
IAS 7	01-Jan-24
IAS 21	01-Jan-25
IFRS 7	01-Jan-24
IFRS 9	01-Jan-26
IFRS 16	01-Jan-24
IFRS 17	01-Jan-26

The management expects that the adoption of above standards and amendment will not have any material impact on the Company’s financial statements.

List of companies consolidated at 31 December 2024	Country	Relationship	Date of Investment	% interest	Consolidation method
VIS Global Pte. Ltd	Singapore	Subsidiary		100.00%	Full consolidation
VISNET Global SDN. BHD.	Malaysia	Subsidiary	14-Aug-20	100.00%	Full consolidation
VIS Network UK Ltd	UK	Subsidiary	08-Oct-21	95.00%	Full consolidation
VIS Global Digital Solutions LLC	Oman	Subsidiary	04-Aug-22	54.00%	Full consolidation
VIS Global INC	USA	Subsidiary	30-Nov-23	95.00%	Full consolidation
Visnet Technologies LLC	Dubai	Subsidiary	29-Nov-23	60.00%	Full consolidation
VIS Global Pty Ltd	Australia	Associate	31-Mar-19	45.00%	Equity method
Merykh technologies private limited	India	Associate		25.00%	Equity method
Artiligent Solutions Pvt Ltd	India	Associate		30.00%	Equity method
List of companies consolidated at 30 June 2024	Country	Relationship	Date of Investment	% interest	Consolidation method
VIS Global Pte. Ltd	Singapore	Subsidiary		100.00%	Full consolidation
VISNET Global SDN. BHD.	Malaysia	Subsidiary	14-Aug-20	100.00%	Full consolidation
VIS Network UK Ltd	UK	Subsidiary	25-Oct-21	95.00%	Full consolidation
VIS Global Digital Solutions LLC*	Oman	Subsidiary	10-Aug-22	54.00%	Full consolidation
VIS Global INC	USA	Subsidiary	30-Nov-23	95.00%	Full consolidation
Visnet Technologies LLC	Dubai	Subsidiary	29-Nov-23	60.00%	Full consolidation
VIS Global Pty Ltd	Australia	Associate	31-Mar-19	45.00%	Equity method
Merykh technologies private limited	India	Associate		25.00%	Equity method
SmarterHi Communications private limited	India	Associate		20.05%	Equity method
Artiligent Solutions Pvt Ltd	India	Associate		30.00%	Equity method

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

3.      Segment Information

(a) Business segment:

The Group’s business activity falls within a single business segment i.e. develop, maintain, assist, establish, manage, operate business and technology consulting services and software development. Accordingly, no further disclosures other than those already included in the financial statements are required under IFRS 8 — ‘Operating Segments’

(b) Geographical segments:

The Group’s secondary segments are the geographical distribution of its activities and they operate in five principal geographical areas of the world, in India, Singapore, Malaysia, Oman and UK amongst which India and Singapore are material reportable segments. The following table describes the secondary segment information by geographical market of the group.

Revenue from operations (net)	For the year ended 31 December 2024	For the year ended 31 December 2023	For the year ended 30 June 2024	For the year ended 30 June 2023
India	24,102,523	19,629,595	47,830,119	32,251,937
Singapore	2,629,967	4,244,372	7,190,528	7,662,377
Trade receivables (net)	For the year ended 31 December 2024	For the year ended 31 December 2023	As at 30 June 2024	As at 30 June 2023
India	8,732,281	7,478,186	14,410,309	8,566,627
Singapore	1,726,321	3,981,352	1,869,981	3,367,874
Other assets	For the year ended 31 December 2024	For the year ended 31 December 2023	As at 30 June 2024	As at 30 June 2023
India	7,018,330	7,196,544	7,872,391	6,498,348
Singapore	1,262,287	419,629	506,411	137,470

The geographical segment information relating to revenue and trade receivables is disclosed based on the location of the customers and relating to other assets is disclosed based on the location of the assets.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

4       Property, plant and equipment

Particulars	Buildings	Furniture, fittings and equipment	Computer and computer equipments	Machinery and vehicles	Land	CWIP	Total
Gross amount
At 1 July 2023	1,285,758	361,038	209,827	713,799	4,736,022	—	7,306,444
Additions	74,640	50,862	49,791	—	—		175,293
Disposals	—	—	—	—	—		—
Exchange difference	(20,041)	(5,233)	(3,023)	(11,126)	(73,818)		(113,240)
At 31 December 2023	1,340,358	406,667	256,595	702,673	4,662,203	—	7,368,496

At 1 July 2024	1,302,562	425,876	277,492	750,227	4,658,318	—	7,414,475
Additions	28,296	2,119	23,637	—	—	—	54,052
Disposals	—	—	—	(53,721)	—	—	(53,721)
Exchange difference	(33,771)	(10,526)	(6,895)	(17,899)	(116,555)	—	(185,645)
At 31 December 2024	1,297,088	417,469	294,234	678,607	4,541,763	—	7,229,161

Accumulated depreciation
At 1 July 2023	55,948	120,945	101,102	216,109	—	—	494,104
Additions	63,682	38,673	42,537	79,893	—	—	224,785
Deletions	—	—	—	—	—	—	—
Exchange difference	(3,100)	(3,145)	(2,612)	(6,163)	—	—	(15,020)
At 31 December 2023	116,530	156,473	141,028	289,839	—	—	703,869

At 1 July 2024	171,618	194,835	193,115	366,062	—	—	925,631
Charge for the year	50,341	25,802	23,166	51,468	—	—	150,777
Eliminated on disposals	—	—	—	(49,291)	—	—	(49,291)
Exchange difference	(4,929)	(5,090)	(4,293)	(9,187)	—	—	(23,498)
At 31 December 2024	217,031	215,548	211,988	359,052	—	—	1,003,619

Carrying amount
At 31 December 2023	1,223,827	250,194	115,568	412,834	4,662,203	—	6,664,627
At 31 December 2024	1,080,057	201,921	82,246	319,555	4,541,763	—	6,225,542

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

5       Intangible assets

Particulars	Goodwill	Internally generated software	Total
Gross amount (refer note below)
At 1 July 2023	92,813	486,052	578,865
Additions	—	—	—
Deletions	—	—	—
Exchange difference	—	(7,576)	(7,576)
At 31 December 2023	92,813	478,477	571,289

At 1 July 2024	92,813	462,524	555,337
Additions	—	643,493	643,493
Disposals	—	—	—
Exchange difference	—	(11,573)	(11,573)
At 31 December 2024	92,813	1,094,444	1,187,257

Accumulated depreciation (refer note below)
At 1 July 2023	—	88,020	88,020
Additions	—	48,121	48,121
Deletions	—	—	—
Exchange difference	—	(3,055)	(3,055)
At 31 December 2023	—	133,086	133,086

At 1 July 2024	—	176,010	176,010
Amortisation charge	—	87,534	87,534
Eliminated on disposals	—	—	—
Exchange difference	—	(5,513)	(5,513)
At 31 December 2024	—	258,031	258,031

Carrying amount
At 31 December 2023	92,813	345,390	438,203
At 31 December 2024	92,813	836,413	929,226

____________

Notes:

1.       Internally generated intangible assets include cost incurred for development of software.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

5A    Intangible assets Under Development

Particulars	Intangible assets Under Development	Total
Gross amount
At 1 July 2023	—	—
Additions	—	—
Capitalised during the period	—	—
Exchange difference	—	—
At 31 December 2023	—	—

At 1 July 2024	417,090	417,090
Additions	—	—
Capitalised during the period	(417,090)	(417,090)
Exchange difference	—	—
At 31 December 2024	—	—
Carrying amount
At 31 December 2023	—	—
At 31 December 2024	—	—

6       (a) Disaggregation of revenue from contracts with customers

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
External Revenue by Service line
Sale of products	11,601,013	8,621,209
Subscription of products	103,917	250,361
Sale/subscription of licenses	4,528,194	1,947,325
Revenue from annual maintenance charges (“AMC”)	4,803,619	8,350,862
Manpower and Staffing support services	7,583,196	5,182,164
	30,111,916	24,360,816

External Revenue by timing of revenue
At a point in time	16,129,207	10,568,534
Over time	13,982,709	13,792,282
	30,111,916	24,360,816

Refer Note 4 for the geographical wise revenue from the customers

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

6       (b) Assets and liabilities related to contracts with customers

Particulars	Notes	For six months ended 31 December 2024	For six months ended 31 December 2023
Current
Contract assets		1,756,302	810,555
Total contract assets		1,756,302	810,555

Current:
Contract liabilities		3,722,889	3,403,995
Total contract liabilities		3,722,889	3,403,995

Notes to revenue from contract with customers

(i)     Significant changes in contract assets and liabilities

Reasons for changes in Contract asset

Contract assets have increased as the group has provided services ahead of the agreed payment schedules for fixed-price contracts.

Reasons for changes in Contract liabilities

Contract liabilities has increased as the group’s practice of billing to its customers in advance for the obligations to be performed is increased compared to the PY

(ii)    Adjustment to contracts price

There are no adjustments to the contracts price.

(iii)   Revenue recognised in relation to contract liabilities

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
At the beginning of the period	2,576,692	5,067,908
Revenue reocgnised during six months	(1,037,416)	(5,067,908)
Liability recognised during six months	2,183,613	3,403,995
	3,722,889	3,403,995

____________

Note: The contract liability represents the advance billing to the customer towards performance obligations unfulfilled as at the reporting date. Management expects that these performace obligations will be met in due course as per the terms of the contract entered with the customers.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

7       Breakdown of expenses by nature

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
Cost of products sold	9,765,458	7,490,590
Cost of licenses sold	3,867,706	1,250,805
AMC support services	774,247	2,323,669
Technical support services	5,067,456	3,429,718
Employee benefits expenses	6,374,479	5,613,902
Depreciation and amortization	277,042	313,684
Distribution expenses	169,613	191,441
Other expenses	2,056,071	1,639,688
Total cost of sales, distribution cost and administrative expenses	28,352,072	22,253,496

Cost of sales	19,474,867	14,494,781
Distribution costs	169,613	191,441
Administrative expenses	8,707,592	7,567,274
	28,352,072	22,253,496

8       Other income

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
Interest income on income tax refund	59,305	—
Other non-operating income	126,862	158,274
	186,167	158,274

9       Other gains/(losses) — net

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
Net fair value gain/(loss) on financial assets at fair value through profit or loss	(21,677)	—
Gain on sale of investments	275	23,391
Net foreign exchange gain/(loss)	(6,961)	(24,891)
	(28,362)	(1,500)

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

10     Finance Income and costs

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
Interest income on unwinding of security deposits	779	851
Interest income on term deposits	22,784	7,623
	23,562	8,475
Finance Costs
Interest on lease liabilities	4,976	6,168
Interest and finance charges paid/payable for financial liabilities not at fair value through profit or loss	188,726	123,038
Bank charges	24,790	26,612
Finance costs expensed	218,491	155,818
Net finance costs	(194,929)	(147,344)

11     Profit share in associates

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
Share of profit/(loss) in associates	(76,886)	(31,923)
	(76,886)	(31,923)

12     (a) Income tax expenses

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
Amounts recognised in the consolidated income statement
Current tax expense
Current year	414,659	757,318
Current tax expense	414,659	757,318

(b) Deferred tax (credit)/expense

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
Origination and reversal of temporary differences	84,612	(62,520)
Deferred tax (credit)/expense	84,612	(62,520)
Total Income tax expense	499,271	694,798
Amounts recognised in the consolidated statement of other comprehensive income
Deferred tax (credit)/expense on actuarial gains/losses on retirement benefits	14,778	2,796
Deferred tax credit on change in fair value of cash flow hedges	(17,169)	—
Deferred tax credit on rate changes	2,460	—
Deferred tax (credit)/expense (OCI)	69	2,796
Total tax expense	499,340	697,595

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

12     (c ) Reconciliation of effective tax rate:

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
Profit/(loss) for six months	1,146,494	1,390,029
Total income tax expense	499,340	697,595
Profit/(loss) before tax	1,645,834	2,087,623
Income tax expense/(credit) using the tax rates applicable to individual entities of 25.168% (2022: 25.1	414,224	525,413
Non-deductible expenses	—	13,853
Items charged to tax at other rates	(347,915)	162,158
Tax impact of gratuity re-measurement through other comprehensive income	14,778	2,796
Tax on share of profit of equity accounted investments	19,351	8,034
Foreign currency and other changes	398,903	(14,659)
Total income tax expense	499,340	697,595

(d) Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities for the year ended 31 December 2024 are as follows:

Particulars	Opening Balance	Recognised in profit or loss	Recognised in other comprehensive income	Foreign exchange	Closing Balance
Deferred tax assets
Property, plant & equipment	141,105	(101,882)	—	(2,240)	36,983
Lease liability	34,732	(9,878)	—	(744)	24,110
FVTPL Investments	(40,095)	4,088	—	951	(35,055)
Compensated absence and retirement benefits	122,086	13,396	(14,778)	(3,037)	117,667
Expenses deductible in future periods	—	—	—	—	—
Tax loss	—	—	—	—	—
Others	20	(6)	—	(0)	14
Total deferred tax asset	257,848	(94,281)	(14,778)	(5,070)	143,719

Deferred tax liabilities
Right of use assets	(32,551)	9,600	—	693	(22,259)
Total deferred tax liability	(32,551)	9,600	—	693	(22,259)

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

12     (d) Deferred tax assets and liabilities (cont.)

Significant components of deferred tax assets and liabilities for the year ended 31 December 2023 are as follows:

Particulars	Opening Balance	Recognised in profit or loss	Recognised in other comprehensive income	Foreign exchange	Closing Balance
Deferred tax assets
Property, plant & equipment	16,179	52,652	—	(666)	68,165
Lease liability	31,239	2,873	—	(509)	33,603
FVTPL Investments	17,230	—	—	(269)	16,961
Compensated absence and retirement benefits	88,515	9,909	(2,796)	(1,436)	94,192
Expenses deductible in future periods	—	—	—	—	—
Tax loss	—	—	—	—	—
Others	26	(1)	—	(0)	25
Total deferred tax asset	153,188	65,433	(2,796)	(2,880)	212,946

Deferred tax liabilities
Right of use assets	(28,158)	(2,913)	—	462	(30,609)
Total deferred tax liability	(28,158)	(2,913)	—	462	(30,609)
Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
Presented as deferred tax asset*	156,292	182,337
Presented as deferred tax liability*	—	—

____________

*        For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis.

All deferred tax assets and deferred tax liabilities at 31 December 2024, 31 December 2023 are presented as non-current.

13     Earnings per share

Particulars	For six months ended 31 December 2024	For six months ended 31 December 2023
Profit attributable to the ordinary equity holders of the company	1,186,968.07	1,544,419.23
Weighted average number of ordinary shares	4,045,080	4,045,080

Basic earnings per share	0.29	0.38
Diluted earnings per share	0.29	0.38

14     Inventories

Particulars	As at 31 December 2024	As at 30 June 2024
Inventory	3,772,959	4,076,638
	3,772,959	4,076,638

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

15     Trade receivables

Particulars	As at 31 December 2024	As at 30 June 2024
Current
Trade receivables from contracts with customers	10,900,578	16,228,908
Less: Loss allowance (Refer note below)	(30,222)	(18,433)
	10,870,356	16,210,475

____________

Note:

The Group adopted simplified expected credit loss method to assess the provisioning for receivables. As at the reporting date the receivables due are more than one year. Hence, loss allowance was recorded as at the reporting date. Further, the group regularly monitors the credit worthiness of its customers and did not identify any customers whose credit worthiness is impaired.

16     Investments

Particulars	As at 31 December 2024	As at 30 June 2024
Investments accounted under equity method
Investments in Associates	1,084,449	921,887
Add: Share of profit for the year	(76,886)	170,476
Closing investment in associates	1,007,564	1,092,362

Other current financial assets
Financial assets at fair value through profit or loss
Investments in securities (quoted)	29,106	29,566
Investments in Mutual funds (quoted)	602,657	534,524
	631,763	564,091

17     Other financial assets

Particulars	As at 31 December 2024	As at 30 June 2024
Non current financial assets at amortised cost
Security deposits	97,401	55,671
	97,401	55,671

Current financial assets at amortised cost
Security deposits	25,269	7,161
Balances other than cash and cash equivalents	1,559,989	1,425,155
	1,585,258	1,432,316

18     Cash and cash equivalents

Particulars	As at 31 December 2024	As at 30 June 2024
Cash at bank	3,061,924	2,992,654
Cash in hand	2,034	2,046
	3,063,959	2,994,701

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

19     Other assets

Particulars	As at 31 December 2024	As at 30 June 2024
Other non-current assets
Prepayments-NC	80,728	85,049
	80,728	85,049

Other current assets	6,202,300	6,065,199
Prepayments-C	1,653,350	2,429,473
Other receivables	7,855,650	8,494,672

20     Current tax asset

Particulars	As at 31 December 2024	As at 30 June 2024
Current tax assets	8,221	809,006
	8,221	809,006

21     Leases

(i) Amounts recognised in the statement of financial position

Right-of-use assets

	Buildings	Total
Gross
At 1 July 2023	253,622	253,622
Additions	58,334	58,334
Exchange differences	(5,994)	(5,994)
At 31 December 2023	305,962	305,962

At 1 July 2024	356,550	356,550
Additions	—	—
Exchange differences	(8,921)	(8,921)
Deletions	—	—
At 31 December 2024	347,629	347,629

Accumulated depreciation
At 1 July 2023	141,743	141,743
Charge for the period	46,434	46,434
Exchange differences	(3,834)	(3,834)
At 31 December 2023	184,344	184,344

At 1 July 2024	227,213	227,213
Charge for the year	38,142	38,142
Exchange differences	(6,168)	(6,168)
At 31 December 2024	259,188	259,188

Carrying amount
At 31 December 2024	121,618	121,618
At 31 December 2024	88,441	88,441

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

21     Leases (cont.)

Lease liabilities

	As at 31 December 2024	As at 30 June 2024
Current	41,918	65,024
Non-current	53,880	72,978
	95,798	138,002

(ii) Amounts recognised in the statement of profit or loss

Particulars	Notes	For six months ended 31 December 2024	For six months ended 31 December 2023
Depreciation charge of right-of-use assets	6	(38,142)	(46,434)
Interest expense (included in finance cost)	9	(4,976)	(6,168)
Expense relating to short-term leases (included in administrative expenses)	6	87,154	(34,125)
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in administrative expenses)	6	—	(71,875)

The total cash outflow for leases during the period 31 December 2024 and 31 December 2023 are USD 44,224 and USD 51,490 respectively.

The maturity analysis of the contractual undiscounted cash flows is as follows:

Particulars	As at 31 December 2024	As at 30 June 2024
Less than 1 year	30,513	64,468
1 – 2 years	14,312	20,014
2 – 5 years	45,605	46,248
Over 5 years	5,154	13,215
Total	95,583	143,945

22     Borrowings

Particulars	As at 31 December 2024	As at 30 June 2024
Non-current
Secured
Term loans from bank	2,265,936	2,462,254
Other borrowings	14,088	18,185
	2,280,024	2,480,439

Current
Secured	—	2,028,984
Other Short term borrowings	270,903	292,139
– Current Maturities of long-term borrowings	270,903	2,321,122

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

23     Trade and other payables

Particulars	As at 31 December 2024	As at 30 June 2024
Current liabilities
Trade payables	9,915,320	15,134,579
Payroll taxes and other statutory liabilities	431,290	286,765
Salaries and bonus payable	750,885	665,232
Other payables	98,934	98,500
	11,196,429	16,185,076

24     Employee benefit obligations

Particulars	As at 31 December 2024	As at 30 June 2024
Non-current
Defined benefit plans:
– Defined pension benefits	406,983	462,456
	406,983	462,456

Current
Defined benefit plans:
– Defined pension benefits	69,703	28,555
	69,703	28,555

25     Current tax liabilities

Particulars	As at 31 December 2024	As at 30 June 2024
Income tax payable	1,120,334	1,483,891
	1,120,334	1,483,891

26     Equity

(a) Share capital

		As at 31 December 2024		As at 30 June 2024
Particulars	Notes	Shares	Amount	Shares	Amount
Ordinary shares		4,045,080	544,063	4,045,080	544,063
Authorised, issued and fully paid		4,045,080	544,063	4,045,080	544,063

(i)     Movements in ordinary shares

Particulars	Number of shares	Par value	Total
Opening balance 1 July 2023	4,045,080	10	544,063
Changes during the year	—	—	—
Balance 30 June 2024	4,045,080	10	544,063
Changes during the six months	—	—	—
Balance 31 December 2024	4,045,080	10	544,063

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

26     Equity (cont.)

(b) The group has only one class of equity shares having a par value of Rs. 10 per share. Each holder of equity shares is entitled to one vote per share. The Company declares and pays dividends in Indian rupees.

In the event of liquidation of the group, the holders of equity shares will be entitled to receive remaining assets of the group, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

(c) Other reserves

Particulars	Notes	Remeasurement of defined benefit plans	Capital reserve	Legal Reserve	Foreign currency translation reserve	Total
At 1 July 2023		(15,384)	56,370	2,864	(1,259,045)	(1,215,196)
Remeasurements of post-employment benefit		(33,402)	—	—	—	(33,402)
Currency translation differences		—	—	—	(428,171)	(428,171)
At 30 June 2024		(48,786)	56,370	2,864	(1,687,216)	(1,676,769)
Particulars	Notes	Remeasurement of defined benefit plans	Capital reserve	Legal Reserve	Foreign currency translation reserve	Total
At 1 July 2024		(48,786)	56,370	2,864	(1,687,216)	(1,676,769)
Remeasurements of post-employment benefit		43,941	—	—	—	43,941
Currency translation differences		—	—	—	(675,402)	(675,402)
At 31 December 2024		(4,846)	56,370	2,864	(2,362,619)	(2,308,231)

(d)    Retained earnings

Movements in retained earnings were as follows:

Particulars	As at 31 December 2024	As at 30 June 2024
Opening Balance	19,669,845	16,907,202
Net profit for six months	1,186,968	2,762,643
Closing Balance	20,856,813	19,669,845

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

27     Employee benefit obligations

(i)     Defined benefit pension plans

Amounts recognised in the statement of financial position

Particulars	Present value of obligation	Fair value of plan assets	Total
1 July 2023	483,854	126,828	357,026
Current service cost	51,030	—	51,030
Interest expense/(income)	17,218	4,687	12,531
Total amount recognised in profit or loss	68,248	4,687	63,561
Remeasurements
Return on plan assets, excluding amounts included in interest (income)	4,687	—	4,687
(Gain)/Loss due to Experience on defined benefit obligation	(9,294)	—	(9,294)
Loss from change in financial assumptions	(6,504)	—	(6,504)
Total amount recognised in other comprehensive income	(11,111)	—	(11,111)
Exchange differences	(63,584)	(6,664)	(56,920)
31 December 2023	477,407	124,851	352,556

1 July 2024	634,644	150,117	484,527
Current service cost	57,772	—	57,772
Interest expense/(income)	22,198	5,431	16,767
Total amount recognised in profit or loss	79,970	5,431	74,539
Remeasurements
Return on plan assets, excluding amounts included in interest (income)	(276)	—	(276)
(Gain)/Loss due to Experience on defined benefit obligation	(68,216)	—	(68,216)
Loss from change in financial assumptions	9,773	—	9,773
Total amount recognised in other comprehensive income	(58,719)	—	(58,719)
Exchange differences	(29,538)	3,284	(32,822)
31 December 2024	626,356	158,831	467,525

The net liability disclosed above relates to funded and unfunded plans as follows:

Particulars	31 December 2024	30 June 2024
Present value of funded obligations	158,831	150,117
Present value of unfunded obligations	467,525	484,527
Total deficit of defined benefit pension plans	626,356	634,644

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

27     Employee benefit obligations (cont.)

(ii)    Post-employment benefits

The significant actuarial assumptions were as follows:

Particulars	31 December 2024	31 December 2023
Discount rate	7.04%	7.56%
Salary growth rate	7.00%	7.00%
Attrition rate	5.00%	5.00%
Mortality rate	Indian Assured Lives Mortality (2012 – 14)	Indian Assured Lives Mortality (2012 – 14) Ultimate

(iii)   Defined benefit liability and employer contributions

The weighted average duration of the defined benefit obligation is 15.59 years (31 December 2023 – 15.91 years). The expected maturity analysis of undiscounted pension is as follows:

Particulars	Less than a year	Between 1 – 2 years	Between 2 – 5 years	Over 5 years	Total
31 December 2024
Defined benefit obligation	27,782	30,926	92,861	1,595,607	1,747,176
	27,782	30,926	92,861	1,595,607	1,747,176
30 June 2024
Defined benefit obligation	30,063	30,325	103,245	1,629,907	1,793,540
	30,063	30,325	103,245	1,629,907	1,793,540

28     Commitments and Contingent liabilities

There are no Commitments and Contingent liabilities as on the date 31 December 2024 and 30 June 2024.

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

29     Financial instruments — Recognised fair value measurements

Particulars	Amortised cost	FVTPL	FVOCI	Total
At 31 December 2024
Financial assets
Trade and other receivables	12,626,658	—	—	12,626,658
Cash and cash equivalents	3,063,959	—	—	3,063,959
Security Deposits	122,670	—	—	122,670
Bank balances other than above	1,559,989	—	—	1,559,989
Investments in associates	1,007,564	—	—	1,007,564
Investments in securities	—	303,619	—	303,619
Financial liabilities
Trade and other payables	11,603,412	—	—	11,603,412
Borrowings	2,550,927	—	—	2,550,927
Lease liabilities	95,798	—	—	95,798

At 30 June 2024
Financial assets
Trade and other receivables	16,848,911	—	—	16,848,911
Cash and cash equivalents	2,994,701	—	—	2,994,701
Security Deposits	62,832	—	—	62,832
Bank balances other than above	1,425,155	—	—	1,425,155
Investments in associates	1,092,362	—	—	1,092,362
Investments in securities	—	564,091	—	564,091
Financial liabilities
Trade and other payables	16,647,532	—	—	16,647,532
Borrowings	4,801,562	—	—	4,801,562
Lease liabilities	138,002	—	—	138,002

(i)     Fair value hierarchy

Fair value measurement methods for financial and non-financial assets and liabilities are classified according to the following three fair value levels:

Level 1  fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2  fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3  fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

29     Financial instruments — Recognised fair value measurements (cont.)

Recurring fair value measurements	Notes	Level 1	Level 2	Level 3	Total
At 31 December 2024
Financial assets
Financial assets at FVTPL
Investments in securities	17	303,619	—	—	303,619
Total financial assets		303,619	—	—	303,619
Total financial liabilities		—	—	—	—

At 30 June 2024
Financial assets
Financial assets at FVTPL
Investments in securities	17	564,091	—	—	564,091
Total financial assets		564,091	—	—	564,091
Total financial liabilities		—	—	—	—

30     Financial risk management

The group’s management monitors and manages key financial risk relating to the operations of the group by analysing exposures by degree & magnitude of risk. The risks include market risk, credit risk and liquidity risk. The group’s focus is to foresee the unpredictability of financial markets and seek to minimise potential adverse effects on it’s financial performance.

a. Market risks

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk. Financial instruments affected by market risk include borrowings and other financial instruments (including derivatives).

(i)     Foreign exchange risk

Exposure

Particulars

	31-Dec-24
	USD	GBP	OMR	MYR	PHP
Trade receivables	1,108,704	114,745	110,953	88,490	35,783,146
Borrowings	—	—	(38,560)	—	—
Cash and Cash equivalents	1,773,131	48,075	74,327	376,524	2,485,087
Contract assets	632,972	—	—	—	—
Security deposits	1,186	1,450	—	—	—
Trade payables	(1,518,073)	(27,202)	(214,354)	(355,105)	(21,670,437)

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

30     Financial risk management (cont.)

Particulars

	30-Jun-24
	USD	GBP	OMR	MYR	PHP
Trade receivables	1,764,895	150,489	84,963	88,490	6,148,978
Borrowings	—	—	(15,280)	—	—
Cash and Cash equivalents	2,429,015	30,405	7,680	458,073	1,499,045
Contract assets	122,972	—	—	—	—
Security deposits	—	1,450	—	—	—
Trade payables	(2,851,695)	(139,958)	(204,297)	(347,634)	(4,802,254)

The aggregate net foreign exchange gains/losses recognised in profit or loss were:

Particulars	31 December 2024	30 June 2024
Net foreign exchange gain/(loss) included in other gains/(losses)	(6,961)	(15,451)
Total net foreign exchange (losses) recognised in profit before income tax for the period	(6,961)	(15,451)

Sensitivity

A reasonably possible strengthening (weakening) of the INR at 31 December 2024 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The Company’s sensitivity to a 1% increase and 1% decrease in the INR is presented below:

Particulars	Impact on post-tax profit		Impact on other components of equity
	Strengthening	Weakening	Strengthening	Weakening
As at 31 December 2024
INR/USD (1% movement)	233.56	(234)	—	—
GBP/USD (1% movement)	1,722	(1,722)	—	—
OMR/USD (1% movement)	(1,752)	1,752	—	—
MYR/USD (1% movement)	246	(246)	—	—
PHP/USD (1% movement)	2,865	(2,865)	—	—
As at 30 June 2024
INR/USD (1% movement)	176	(176)	—	—
GBP/USD (1% movement)	536	(536)	—	—
OMR/USD (1% movement)	(3,288)	3,288	—	—
MYR/USD (1% movement)	421	(421)	—	—
PHP/USD (1% movement)	486	(486)	—	—

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

30     Financial risk management (cont.)

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The group’s has borrowings at a fixed rate of interest hence the group has no exposure for the risk of changes in market interest rates.

b. Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises principally from the group’s receivables from customers. We believe that the company’s credit policies, past trends and experiences and pattern of realisation of receivables indicate that the receivables will be received in due time; that is the probability of default is negligible and hence, do not require creation of any lifetime expected credit loss allowance in respect of the same.

c. Liquidity risk

Liquidity risk is the risk that the group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The group invests surplus funds, including from those from investing activities by others into the group, from time-to-time in various short-term instruments. It manages liquidity by maintaining adequate reserves, funding facilities from banks and financial institutions and monitoring cash flows.

The following table provides details regarding the undiscounted contractual maturities of significant financial liabilities at the reporting date:

Particulars	As at 31 December 2024
	Carrying amount	Less than 1 year	1 – 2 years	2 – 5 years	Over 5 years
Lease liabilities	95,798	30,513	14,312	45,605	5,154
Borrowings	2,550,927	270,903	261,437	900,366	1,118,221
Trade payables	16,185,076	16,185,076	—	—	—
Other financial liabilities	3,067,703	3,067,703	—	—	—
	21,899,503	19,554,194	275,749	945,971	1,123,375
Particulars	As at 30 June 2024
	Carrying amount	Less than 1 year	1 – 2 years	2 – 5 years	Over 5 years
Lease liabilities	138,002	76,654	51,370	5,679	—
Borrowings	4,801,562	2,321,122	274,653	889,309	1,316,477
Trade payables	11,490,652	11,490,652	—	—	—
Other financial liabilities	5,424,934	5,424,934	—	—	—
	21,855,149	19,313,363	326,024	894,987	1,316,477

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

31     Capital management

(a) Risk management

The group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The gearing ratios at 31 December 2024 and 30 June 2024 were as follows:

Particulars	31 December 2024	30 June 2024
Net debt	2,550,927	4,801,562
Total equity	19,092,645	18,537,139
Net debt to equity ratio	13%	26%

The increase in the net debt ratio is attributable to the Group obtaining financing through external debt for incurring capital expenditure, ie, construction of building premises.

32     Subsequent events

There have been no material subsequent events after the reporting date which require adjustments/disclosure in these CFS.

33     Previous year figures

Previous year/period figures have been regrouped wherever necessary to conform to current period’s classification.

34     Non-controlling interests (NCI)

Below is the summarised financial information for each subsidiary with non-controlling interests that are material to the group.

Summarised statement of financial position	Visnet Technology Solutions LLC		VIS GLOBAL INC.		VIS Network UK Ltd		VIS Global Digital Solutions LLC
	31 December 2024	30 June 2024	31 December 2024	30 June 2024	31 December 2024	30 June 2024	31 December 2024	30 June 2024
Current assets	84,513	341,292	313,350	304,455	453,783	327,083	82,346	530,182
Current liabilities	10,760	212,818	164,379	168,299	382,399	235,452	221,111	473,808
Current net assets	73,753	128,473	148,971	136,157	71,385	91,631	(138,765)	56,374
Net assets	75,836	130,321	18,266	137,057	73,631	90,805	(122,266)	72,467
Accumulated NCI	(98,278)	(60,441)	8,690	6,848	5,707	3,315	(42,166)	(35,295)

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

34     Non-controlling interests (NCI) (cont.)

Summarised statement of comprehensive income	Visnet Technology Solutions LLC		VIS GLOBAL INC.		VIS Network UK Ltd		VIS Global Digital Solutions LLC
	31 December 2024	31 December 2023	31 December 2024	31 December 2023	31 December 2024	31 December 2023	31 December 2024	31 December 2023
Revenue	1,779,317	—	379,305	—	429,244	91,123	836,381	—
Profit/(Loss) for six months	(94,594)	(118,138)	36,855	18,166	47,836	(14,282)	(14,938)	(233,325)
Total comprehensive income	(94,594)	(118,138)	36,855	18,166	47,836	(14,282)	(14,938)	(233,325)
Profit allocated to NCI	(37,837)	(47,255)	1,843	908	2,392	(714)	(6,871)	(107,330)

35     Related party disclosure

(a) Details of related parties

Description of relationship	Names of related parties
Key management personnel (‘KMP’)	Mrs. Vijetha Umashankar, Director
Mrs. Swetha K. Acharaya, Director
Mr. Suresh Kamath, Director
Mr. Prajwal T.S., Director
Mr. Hemanth Kurani, Director of Subsidiary/Associates
Mr. Suresh Vishwanathan, Director of Subsidiary/Associates
Mrs. Charulatha Suresh, Director of Subsidiary/Associates
Mrs. Maya Devi, Director of Subsidiary/Associates

Relatives of Key management personnel	Mr. Umashankar Bantwal
Mr. Kiran N.
Mrs. Vani Kini
Mrs. Poonam

Enterprises Owned or Significantly Influenced by KMP	M/s. Ulka Technologies
M/s. Vcloudify Private Limited
M/s. Aasip Technologies Private Limited
M/s. Vion Consulting Private Limited
M/s. Visnet Ventures Private Limited
M/s. Upaya Innovation Private Limited
M/s. Parea Ventures LLP

VIS Networks Private Limited

Notes to consolidated financial statements for six months ended 31 December 2024
(All amounts are in $ unless otherwise stated)

35     Related party disclosure (cont.)

(b) Details of transactions with related parties during the year ended 31 Dec 2024 and balances outstanding as at 30 June 2024:

Name of the related party	Nature of transaction	1 July 2024 to 31 Dec 2024	Receivable/(Payable) as at 31 Dec 2024	1 July 2023 to 31 December 2023	Receivable/(Payable) as at 30 June 2024
M/s. Aasip Technologies Private Limited	Purchase of service	12,728	(18,491)	42,066	1,139
M/s. Aasip Technologies Private Limited	Sale of service	1,056	3896	—	279
M/s. Vion Consulting Private Limited	Purchases and training charges	21,312	(22,725)	39,647	6,475
M/s. Vion Consulting Private Limited	Sale of service	—	—	—	(2,791)
M/s. Vion Consulting Private Limited	Rental income	—	—	—	(2,878)
M/s. Ulka Technologies	Purchases and consultancy	—	1,098	19,062	4,230
M/s. Ulka Technologies	Sale of service	—	482.80	—	6
M/s. Ulka Technologies	Manpower Development	—	—	—	(5,012)
VIS Global Pty Ltd	Sale of service	22,831	97698	61,323	73,595
Merykh technologies Private Limited	Purchases and consultancy	770,600	(807,458)	854,353	(436,762)
Merykh technologies Private Limited	Sale of service	279,545	1379	790,162	1,185,560
Merykh technologies Private Limited	Rental income	5,967		—	(8,633)
SmarterHi Communications Private Limited	Purchases and consultancy	—	—	19,352	—
SmarterHi Communications Private Limited	Sale of service	—	—	25,233	—
Mrs. Vijetha Umashankar	Director remuneration	30,656	—	34,340	—
Mrs. Swetha K. Acharaya	Director remuneration	66,067	—	54,065	—
Mr. Suresh Kamath	Director remuneration	73,280	—	61,554	—
Mr. Prajwal T.S.	Director remuneration	82,752	—	57,321	—
Mr. Umashankar Bantwal	Salary and incentives	61,440	—	48,854	—
Mr. Kiran N.	Salary and incentives	30,533	—	44,176	—

Independent Auditor’s Report

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of VIS Networks Private Limited (the Company) which comprise the consolidated statements of financial position as at June 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements including a summary of significant accounting policies.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023 and the results of its operations and its cash flows for each of the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standard (IFRS) as issued by International Accounting Standards Board (IASB), and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with US GAAS, we:

•        Use professional judgment and exercise professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and internal control related matters identified during our audit.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425

AICPA Membership No 402307223

11 January 2025

VIS Networks Private Limited
Consolidated statement of profit or loss and
statement of comprehensive income for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

Particulars	Notes	For the year ended 30 June 2024	For the year ended 30 June 2023
Revenue from contracts with customers	5	55,573,321	40,439,400
Cost of sales	6	(35,251,638)	(23,438,024)
Gross profit		20,321,684	17,001,377

Distribution costs	6	(372,789)	(153,316)
Administrative expenses	6	(15,936,735)	(14,072,634)
Operating profit		4,012,160	2,775,426

Other income	7	312,572	445,449
Other gains/(losses) – net	8	238,428	185,419
		551,000	630,868

Finance income	9	109,449	63,412
Finance costs	9	(521,756)	(158,819)
Finance costs – net		(412,307)	(95,407)

Share of net profit/(loss) of associates and joint ventures accounted for using the equity method.	10	(170,476)	107,902

Profit before income tax		3,980,377	3,418,788
Income tax expense	11	(1,373,495)	(1,001,002)
Profit for the year		2,606,882	2,417,786

Profit is attributable to:
Owners of VIS Networks Private Limited		2,762,643	2,365,224
Non-controlling interests		(155,761)	52,562
		2,606,882	2,417,786

Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	27(c)	(428,171)	(466,909)
Income tax relating to these items
Items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	28	(44,636)	(37,784)
Income tax relating to these items		11,234	9,509
Other comprehensive income for the year, net of tax		(461,573)	(495,183)
Total comprehensive income for the year		2,145,309	1,922,603

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic earnings per share	12	0.68	0.58
Diluted earnings per share	12	0.68	0.58

VIS Networks Private Limited
Consolidated statement of financial position as at 30 June 2024
(All amounts are in $ unless otherwise stated)

Particulars	Notes	As at 30 June 2024	As at 30 June 2023
Assets
Non-current assets
Property, plant and equipment	13	6,488,844	6,812,871
Intangible assets	14	379,327	490,845
Intangible under development	14A	417,090	—
Right-of-use assets	22	129,336	111,879
Investments	17	1,092,362	993,850
Other financial assets	18	55,671	218,621
Deferred tax assets	11	259,785	125,030
Other non-current assets	20	85,049	99,669
		8,907,465	8,852,765

Current assets
Inventories	15	4,076,638	4,928,479
Trade receivables	16	16,210,475	11,621,940
Contract assets	5	636,357	302,658
Cash and cash equivalents	19	2,814,719	2,765,579
Investments	17	564,091	319,543
Other financial assets	18	1,432,316	1,694,813
Current tax asset	21	808,148	1,465
Other current assets	20	8,721,288	6,648,650
		35,264,031	28,283,128
Total assets		44,171,495	37,135,893

Liabilities
Non-current liabilities
Borrowings	23	2,480,439	2,795,332
Lease liabilities	22	72,978	51,711
Employee benefit obligations	25	465,116	234,363
		3,018,533	3,081,406
Current liabilities
Borrowings	23	2,321,122	283,681
Trade and other payables	24	16,226,113	11,490,652
Employee benefit obligations	25	28,555	122,663
Contract liabilities	5	2,576,692	5,067,908
Lease liabilities	22	65,024	72,412
Current tax liabilities	26	1,483,891	721,808
		22,701,396	17,759,124
Total liabilities		25,719,930	20,840,530
Net assets		18,451,566	16,295,363

Equity
Share capital and share premium	27	544,063	544,063
Retained earnings	27(d)	19,669,845	16,907,202
Other reserves	27(c)	(1,676,769)	(1,215,196)
Equity attributable to owners of the parent		18,537,139	16,236,069
Capital and reserves attributable to owners of the parent		18,537,139	16,236,069
Non-controlling interests	34	(85,573)	59,294
Total equity		18,451,566	16,295,363

VIS Networks Private Limited
Consolidated statement of cash flow as at 30 June 2024
(All amounts are in $ unless otherwise stated)

	For the year ended 30 June 2024	For the year ended 30 June 2023
Cash flows from operating activities
Profit before income tax for the year	3,980,377	3,418,788
Adjustments for:
Finance income	(109,449)	(63,412)
Liabilities no longer required written off	(3,788)	(192,425)
Finance costs	521,756	158,819
Profit on derecognition	(1,973)	—
Depreciation and amortization of property, plant and equipment	538,162	373,278
Depreciation of right-of-use assets	88,528	71,700
Share of net profit of associates and joint ventures accounted for using the equity method	170,476	(107,902)
Net (gain)/loss on sale of non-current assets	—	(972)
Net (gain)/loss on sale of investments held at amortised cost	—	(109)
Net (gain)/loss on sale of investments held at fair value through profit or loss	(25,353)	(235,068)
Fair value (gains) on non-current financial assets at fair value through profit or loss	(228,536)	12,507
Net exchange differences	15,461	38,222

Change in operating assets and liabilities
Decrease/(increase) in inventories	851,841	(1,506,088)
Decrease/(increase) in trade receivables	(4,588,535)	(2,382,987)
Decrease/(increase) in contract assets	(333,699)	482,583
Decrease/(increase) in financial assets at fair value through profit or loss	152,082	68,849
Decrease/(increase) in other assets	(2,047,124)	(828,923)
Increase/(decrease) in trade and other payables	4,735,461	2,215,378
Increase/(decrease) in contract liabilities	(2,491,216)	530,440
Increase/(decrease) in other liabilities	140,433	250,322
Cash generated from operations	1,364,904	2,303,001
Income taxes paid	(1,552,850)	(152,870)
Net cash inflow from operating activities	(187,946)	2,150,131

Cash flows from investing activities
Payments for property, plant and equipment	(226,809)	(5,787,914)
Payments for intangible assets under development	(417,090)	—
Payments for intangible assets	(7,911)	(325,862)
Proceeds from sale of financial assets held at amortised cost	—	109
Interest received on financial assets held as investments	107,708	61,786
Net cash (outflow) from investing activities	(544,101)	(6,051,881)

Cash flows from financing activities
Proceeds from borrowings	1,722,549	2,918,694
Principal elements of lease payments	(101,791)	(81,178)
Other finance charges paid	(510,099)	(145,548)
Net cash (outflow) from financing activities	1,110,659	2,691,967

Net increase in cash and cash equivalents	378,612	(1,209,782)
Cash and cash equivalents at the beginning of the financial year	2,765,579	4,387,014
Effects of exchange rate changes on cash and cash equivalents	(329,472)	(411,654)
Cash and cash equivalents at end of year	2,814,719	2,765,578

VIS Networks Private Limited
Consolidated statement of changes in equity as at 30 June 2024
(All amounts are in $ unless otherwise stated)

Particulars	Share capital	Retained earnings	Other Reserves				Total attributable to owners of the parent	Non- controlling interest	Total
			Legal reserve	Capital reserve	Remeasurement of defined benefit plans	Foreign Currency Translation Reserve
Balance at 1 July 2022	544,063	14,541,978	—	56,370	12,890	(792,136)	14,363,165	5,110	14,368,275
Non-controlling interests on acquisition of subsidiary	—	—	—	—	—	—	—	1,622	1,622
Profit for the year	—	2,365,224	—	—	—	—	2,365,224	52,562	2,417,786
Other comprehensive income	—	—	—	—	(28,274)	(466,909)	(495,183)	—	(495,183)
Legal reserve created	—	—	2,864	—	—	—	2,864	—	2,864
Gain on bargain purchase	—	—	—	—	—	—	—	—	—
Total comprehensive income for the year	—	2,365,224	2,864	—	(28,274)	(466,909)	1,872,905	54,184	1,925,467
Dividends provided for or paid	—	—	—	—	—	—	—	—	—
Balance at 30 June 2023	544,063	16,907,202	2,864	56,370	(15,384)	(1,259,045)	16,236,069	59,294	16,293,741

Balance at 1 July 2023	544,063	16,907,202	2,864	56,370	(15,384)	(1,259,045)	16,236,069	59,294	16,293,741
Non-controlling interests on acquisition of subsidiary	—	—	—	—	—	—	—	10,894	10,894
Profit for the year	—	2,762,643	—	—	—	—	2,762,643	(155,761)	2,606,882
Other comprehensive income	—	—	—	—	(33,402)	(428,171)	(461,573)	—	(461,573)
Legal reserve created	—	—	—	—	—	—	—	—	—
Gain on bargain purchase	—	—	—	—	—	—	—	—	—
Total comprehensive income for the year	—	2,762,643	—	—	(33,402)	(428,171)	2,301,069	(144,867)	2,156,203
Dividends provided for or paid	—	—	—	—	—	—	—	—	—
Balance at 30 June 2024	544,063	19,669,845	2,864	56,370	(48,786)	(1,687,216)	18,537,139	(85,573)	18,449,944

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

1       General information

VIS Networks Private Limited (‘the parent ‘or VIS Networks), the ultimate holding company of the group, primarily provides sales and services of telecommunication products, consulting, designing, implementing, training and support for all sort of communication and Cx management solutions.

VIS Networks is incorporated and domiciled in India on April 18, 2011, having registered office at No.94, 4th Cross, 2nd Block, Koramangala, Bangalore, Karnataka, India, 560034.

The Parent company has wholly owned subsidiaries in Singapore for providing services to its global customers and has stepdown subsidiaries in Malaysia, United Kingdom, Sultanate of Oman, Dubai, USA.

The Company, together with its subsidiaries and associates, is hereinafter referred to as ‘the Group’. The special purpose consolidated financial statements (‘CFS’) is presented in United States Dollars (“$” or “USD”) and are rounded to the nearest $.

2       Accounting policies

a) Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB). Accounting policies have been consistently applied to all the years presented unless otherwise stated.

b) Basis of preparation

The CFS has been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value at the end of each reporting period as explained in the accounting policies in note 30.

c) Going concern

The directors have, at the time of approving the CFS, a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the CFS.

d) Basis of consolidation

The CFS incorporates the financial statements of the parent company and entities controlled by the parent company up to 30 June 2023. Control is achieved when the Parent Company:

(a) has power over the investee; (b) is exposed or has rights to variable returns from its involvement with the investee and (c) has the ability to affect those returns through its power to direct relevant activities of the investee.

The parent company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the parent company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The parent company considers all relevant facts and circumstances in assessing whether or not the parent company’s voting rights in an investee are sufficient to give it power, including:

•        The size of the parent company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders

•        Potential voting rights held by the parent company, other vote holders or other parties.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

•        Rights arising from other contractual arrangements.

•        Any additional facts and circumstances that indicate that the parent company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the parent company obtains control over the subsidiary and ceases when the parent company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the parent company gains control until the date when the parent company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the group are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value.

Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent company.

When the group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Accounting Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

e) Foreign currency translation

Foreign currency transactions are recorded at exchange rates prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are retranslated at the exchange rate prevailing on the balance sheet dates and exchange gains and losses arising on settlement and restatement are recognised in the statement of profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in foreign currencies are not retranslated.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Exchange differences arising on monetary items that form part of the parent’s net investment in a foreign subsidiary are recognised in profit or loss in the separate financial statements of the reporting entity or the individual financial statements of the foreign subsidiary, such exchange differences are recognised initially in OCI. These exchange differences are reclassified from equity to profit or loss on disposal of the net investment.

Exchange gains and losses on inter-company transactions

The results and financial position of a foreign subsidiary are included in the Group’s CFS after the elimination of intercompany balances and transactions. However, a foreign exchange gain or loss arising on an intercompany monetary asset or liability (e.g. an intercompany receivable denominated in a currency different from the functional currency of the subsidiary) cannot be eliminated. Such foreign exchange gains and losses are recognised in the income statement or in income and expense recognised directly in equity, if the underlying forms and in integral part of the net investment in foreign operation.

Presentation currency

The group has chosen to present the CFS in $, which is not the functional currency of the group. The results and financial position are translated into a presentation currency using the following procedures:

(a)     assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of that statement of financial position.

(b)    income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated using the average exchange rates for the period; and

(c)     all resulting exchange differences are recognised in other comprehensive income.

Foreign exchange rates considered for translation:

	Average rate			Closing rate
	30 June 2024	30 June 2023	30 June 2024	30 June 2023	1 July 2021
INR	0.0121	0.0124	0.0120	0.0122	0.0135
SGD	0.7287	0.7287	0.7382	0.7382	0.7436
AUD	0.6643	0.6752	0.6669	0.6617	0.7506
OMR	2.5895	2.5892	2.5900	2.5890	2.5905
GBP	1.2635	1.2392	1.2644	1.2625	1.3835
MYR	0.2129	0.2205	0.2119	0.2139	0.2407
PHP	0.0176	0.0181	0.0171	0.0181	0.0205

f) Use of estimates and judgements

In preparing these financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised prospectively.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the financial statements is included in the following notes:

Note 4 — Determination of reportable operating segments

Note 30 — Fair value measurement of financial instruments

Note 22 — Leases: whether an arrangement contains a lease

Note 13 — useful lives of property, plant and equipment

Note 31 — measurement of ECL allowance for trade receivables, loans and contract assets

Note 29 — recognition and measurement of provisions and contingencies

Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended 30 June 2023 is included in the following notes:

Note 30 — Fair value measurement of financial instruments

Note 22 — Leases: whether an arrangement contains a lease

Note 13 — useful lives of property, plant and equipment

Note 31 — measurement of ECL allowance for trade receivables, loans and contract assets

Note 29 — recognition and measurement of provisions and contingencies

g) Revenue recognition

Revenue from contracts with customers:

The Group recognises revenue from contracts with customers based on a five step model as set out in IFRS 15 — Revenue from contracts with customers “(IFRS 15”).

Step 1. Identify the contract(s) with a customer: A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria for every contract that must be met.

Step 2. Identify the performance obligations in the contract: A performance obligation is a promise in a contract with a customer to transfer a good or service to the customer.

Step 3. Determine the transaction price: The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Step 4. Allocate the transaction price to the performance obligations in the contract: For a contract that has more than one performance obligation, the Group will allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for satisfying each performance obligation.

Step 5. Recognise revenue when (or as) the entity satisfies a performance obligation.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Revenue towards satisfaction of a performance obligation is measured at the amount of transaction price (net of variable consideration) allocated to that performance obligation. The transaction price of goods and services rendered is net of variable consideration, if any, and excludes taxes and duties. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements.

Significant revenue areas	Nature and timing of satisfaction of performance obligations
Sale/Subscription of Products

The Group recognises the revenue when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over the period of time as the subscription of products are rendered. Revenue recognised over the period of time is based on a straight-line method, unless another method better depicts the pattern of transfer of control of the services. Revenue from sale of products is recognised at point in time once the control over products are passed on to the customer.

Sale/subscription of licenses

The Group recognises the revenue when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over the period of time as the subscription of licenses and maintenance services are rendered. Revenue recognised over the period of time is based on a straight-line method, unless another method better depicts the pattern of transfer of control of the services. Revenue from sale of licenses is recognised at point in time once the control over licenses are passed on to the customer.

Manpower and Staffing support services

The Group recognises the revenue when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over the period of time as the professional and support services are rendered. Revenue recognised over the period of time is based on a straight-line method, unless another method better depicts the pattern of transfer of control of the services.

Revenue from annual maintenance charges

The Group recognises the revenue when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over the period of time as the annual maintenance support services are rendered. Revenue recognised over the period of time is based on a straight-line method, unless another method better depicts the pattern of transfer of control of the services.

Interest income

Interest income is recognised on a time proportion basis taking into account the amount outstanding and the applicable interest rate. Interest income is included under the head “Finance income” in the statement of profit and loss.

Dividend income

Dividend income is recognised when the right to receive dividend is established, which is generally when the shareholders approve the dividend.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

h) Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

i.       The contract involves the use of an identified asset — this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified.

ii.      The Group has the right to substantially all of the economic benefits from the use of the asset throughout the period of use; and

iii.     The Group has the right to direct the use of the asset. The Group has this right when it has the decision-making rights that are most relevant to changing how and for what purposes the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Group has the right to direct the use of the asset if either:

—     The Group has the right to operate the asset; or

—     The Group designed the asset in a way that predetermines how and for what purposes it will be used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is allocated, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the leased asset and the expected lease term. If ownership of the leased asset is automatically transferred at the end of the lease term or the exercise of a purchase option is reflected in the lease payments, the right-of-use asset is amortised on a straight-line basis over the expected useful life of the leased asset.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as a discount rate. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments. The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Lease payments include fixed payments, i.e. amounts expected to be payable by the group under residual value guarantee, the exercise price of purchase options and lease payments in relation to lease extension options, if the Company is reasonably certain to exercise purchase or extension options, and payment of penalties for terminating the lease if the lease term considered reflects that the Company shall exercise a termination option.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

i) Taxation

Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity) or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on the respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised tax losses, depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised. The future profitability is based on the business plan for each respective entity within the Group. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

The extent to which deferred tax assets can be recognised is based on an assessment of the probability that future taxable income will be available against which the deductible temporary differences and tax loss carry-forwards can be utilised.

Tax provisions are recognised for uncertain tax positions where a risk of an additional tax liability has been identified and it is probable that the Group will be required to settle that tax. Measurement is dependent on management’s expectations of the outcome of decisions by tax authorities in the various tax jurisdictions in which the Group operates. This is assessed on a case-by-case basis using in-house experts, professional firms and previous experience. Where no provision is required, the exposure is disclosed as a contingent liability unless the likelihood of an outflow of economic benefits is remote.

Judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

j) Property, plant and equipment

Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Land is not depreciated.

Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Depreciation is charged on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Class of property, plant and equipment	Estimated useful life
Land	Not Depreciable
Buildings	30 years
Furniture, fittings and equipment	10 years
Computer equipments	3 years
Office equipments	5 years
Motor Car	8 years
Motor Cycle	10 years

The depreciation period for property, plant and equipment with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates.

Assets held under leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Residual values are reassessed on an annual basis.

An item of property, plant and equipment is derecognised on disposal or when it is withdrawn from use and no future economic benefits are expected from its disposal. Any gain or loss arising from derecognition is included in profit or loss.

k) Intangible assets

Costs associated with maintaining software licenses are recognised as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software licenses controlled by the group are recognised as intangible assets where the following criteria are met:

i.       It is technically feasible to complete the software so that it will be available for use

ii.      management intends to complete the software and use or sell it.

iii.     there is an ability to use or sell the software.

iv.      it can be demonstrated how the software will generate probable future economic benefits.

v.       adequate technical, financial and other resources to complete the development and to use or sell the software are available, and

vi.     the expenditure attributable to the software during its development can be reliably measured.

vii.    Directly attributable costs that are capitalised as part of the software include employee costs and an appropriate portion of relevant overheads.

viii.   Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use

l) Inventories

Telecom materials, Telecom licenses and Warranty support are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The costs of individual items of inventory are determined using weighted average costs.

m) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Preference shares, which are mandatorily redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognised in profit or loss as finance costs.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing costs eligible for capitalisation. Other borrowing costs are expensed in the period in which they are incurred.

n) Impairment of non-financial assets

Property, plant and equipment and intangible assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

For impairment testing, assets that do not generate independent cash inflows are grouped together into cash-generating units (CGUs). Each CGU represents the smallest company of assets that generates cash inflows that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an individual asset or CGU is the higher of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognised if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognised in the statement of profit and loss.

An asset (or cash-generating unit) impaired in prior years is reviewed at each balance sheet date to determine whether there is any indication of a reversal of impairment losses recognised in prior years.

o) Cash and cash equivalents and cash flow statement

Cash and cash equivalents:

Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.

Cash flow statement:

Cash flows are reported using the indirect method, whereby net profit/(loss) before tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Group are segregated.

p) Financial instruments

Recognition and derecognition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. Any gain or loss arising on derecognition is recognised in profit or loss. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement.

Financial assets are written off when there is no reasonable expectation of recovery. The Group reviews the facts and circumstances around each asset before making a determination. Financial assets that are written off could still be subject to enforcement activities.

Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Initial measurement

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Transaction costs of financial instruments carried at fair value through profit or loss are expensed in profit or loss.

Subsequently, financial instruments are measured according to the category in which they are classified.

Classification and measurement — financial assets

Classification of financial assets is based on the business model in which the instruments are held as well as the characteristics of their contractual cash flows. The business model is based on management’s intentions and past pattern of transactions. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. The Group reclassifies financial assets when and only when its business model for managing those assets changes.

Financial assets are classified into three categories:

Financial assets at amortised cost are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any. These include cash and cash equivalents, contract assets and other financial assets.

Financial assets at fair value through other comprehensive income are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows as well as to sell the financial asset. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in other comprehensive income apart from any expected credit losses or foreign exchange gains or losses, which are recognised in profit or loss. This category can also include financial assets that are equity instruments which have been irrevocably designated at initial recognition as fair value through other comprehensive income. For these assets, there is no expected credit loss recognised in profit or loss.

Financial assets at fair value through profit or loss are financial assets with contractual cash flows that do not consist solely of payments of principal and interest. This category includes derivatives, embedded derivatives separated from the host contract and investments in certain convertible loan notes. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in profit or loss, with the exception of derivative instruments designated in a hedging relationship, for which hedge accounting is applied.

Classification and measurement — financial liabilities

Financial liabilities are classified as subsequently measured at amortised cost unless they meet the specific criteria to be recognised at fair value through profit or loss.

Other financial liabilities are measured at amortised cost using the effective interest method.

Financial liabilities at fair value through profit or loss include derivatives and embedded derivatives separated from the host contract as well as financial liabilities held for trading. Subsequent to initial recognition, these are measured at fair value with gains or losses being recognised in profit or loss. Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to either the amortised cost of the senior notes or the present value of the lost interest for the remaining term of the senior notes.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Impairment

The Group recognises a loss allowance in profit or loss for expected credit losses on financial assets held at amortised cost or at fair value through other comprehensive income. Expected credit losses are forward looking and are measured in a way that is unbiased and represents a probability-weighted amount, takes into account the time value of money (values are discounted using the applicable effective interest rate) and uses reasonable and supportable information.

Lifetime expected credit losses are calculated for assets that were deemed credit impaired at initial recognition or have subsequently become credit impaired as well as those where credit risk has increased significantly since initial recognition.

The Group adopts the simplified approach to apply lifetime expected credit losses to trade receivables and contract assets. Where credit risk is deemed low at the reporting date or to have not increased significantly, credit losses for the next 12 months are calculated.

Equity instruments

An equity instrument is any contract that evidences residual interests in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Investments in equity instruments are measured at fair value; however, where a quoted market price in an active market is not available, equity instruments are measured at cost (investments in equity instruments that are not held for trading). The Group has not elected to account for these investments at fair value through other comprehensive income.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. The fair value of a financial instrument on initial recognition is normally the transaction price.

In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the Group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include the discounted cash flow method and other valuation models.

q) Earnings per share

Earnings per share, diluted earnings per share are measured as follows:

Basic earnings per share are calculated by dividing profit or loss attributable to owners of the company by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares. The weighted average number of ordinary shares outstanding is calculated based on the number of ordinary shares outstanding at the beginning of the period, after deduction of treasury shares, adjusted on a time-apportioned basis for shares bought back or issue during the period;

Diluted earnings per share are calculated by dividing profit or loss attributable to owners of the company by the weighted average number of ordinary shares outstanding during the year as used to calculate basic earnings per share, both items being adjusted on a time-apportioned basis for the effects of all potentially dilutive financial instruments corresponding to (i) performance shares and (ii) free share grants until fully vested.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

r) Employee benefits

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid e.g., under short-term cash bonus, if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the amount of obligation can be estimated reliably.

Post-employment benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. The Group makes specified monthly contributions towards employee provident fund to Government administered provident fund scheme which is a defined contribution plan. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss in the periods during which the related services are rendered by employees.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity benefit scheme is the defined benefit plan. The Group’s net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets. The calculation of defined benefit obligation is performed annually by a qualified actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognised in Other Comprehensive Income (OCI). The Group determines the net interest expense on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability/(asset), taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in the statement of profit and loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service (‘past service cost’ or ‘past service gain’) or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Compensated absences

The employees can carry-forward a portion of the unutilized accrued compensated absences and utilize it in future service periods or receive cash compensation on termination of employment. Since the employee has unconditional right to avail the leave, the benefit is classified as a short term employee benefit. The Group records an obligation for such compensated absences in the period in which the employee renders the services that increases his entitlement. The obligation is measured on the basis of independent actuarial valuation using the projected unit credit method.

s) Provisions and contingent liabilities

Provisions are recognised when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and there is a reliable estimate of the amount of the obligation. Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the Balance sheet date.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

2       Accounting policies (cont.)

Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non occurrence of one or more uncertain future events not wholly within the control of the Group or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle or a reliable estimate of the amount cannot be made. Contingent liabilities are disclosed in the note 30. Contingent assets are not recognised in the CFS.

t) Segment information

Segment revenues and expenses:    All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities:    Segment assets include all operating assets used by a segment and comprise primarily of debtors and fixed assets, net of allowances and provisions, which are reported as direct offsets in the balance sheet. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities and comprise primarily of creditors and accrued liabilities.

Unallocable expenses/income:    General administrative expenses and other expenses that arise at the enterprise level and relate to the Group as a whole are shown as unallocable items.

Accounting policies:    The accounting policies consistently used in the preparation of the CFS are also applied to revenues and expenditure in individual segments.

u) Events after the reporting date

Where events occurring after the balance sheet date provide evidence of conditions that existed as at the end of the reporting period, the impact of such events is adjusted within the CFS. Otherwise, events after the balance sheet date of material size or nature are only disclosed.

v) New And Revised Standards, Interpretations, Pronouncements and Application Guidance’s

Standards, interpretations and amendments to approved accounting standards which became effective during the year.

There are certain amendments to the accounting and reporting standards which became effective during the year and are adopted by the Group for the financial year beginning on July 01, 2023. However, these amendments do not have any significant impact on the Group’s financial reporting, and therefore have not been presented in these consolidated financial statements.

The following standards, amendments with respect to the approved accounting standards as applicable, would be effective from the dates mentioned below and have not been early adopted by the Group:

Effective date (Annual periods beginning on or after)

Standards	Effective date
IAS 1	01-Jan-24
IAS 7	01-Jan-24
IAS 21	01-Jan-25
IFRS 7	01-Jan-24
IFRS 9	01-Jan-26
IFRS 16	01-Jan-24
IFRS 17	01-Jan-26

The management expects that the adoption of the above standards and amendment will not have any material impact on the group’s financial statements.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

3       List of entities considered for the CFS

VIS Networks Private Limited is the parent company of what is generally known as ‘the VIS Group’ comprising of 7 companies. The consolidated companies at 30 June 2024 are listed below:

List of companies consolidated at 30 June 2024	Country	Relationship	Date of Investment	% interest	Consolidation method
VIS Global Pte. Ltd	Singapore	Subsidiary	21-Dec-12	100.00%	Full consolidation
VISNET Global SDN. BHD.	Malaysia	Subsidiary	14-Aug-20	100.00%	Full consolidation
VIS Network UK Ltd	UK	Subsidiary	08-Oct-21	95.00%	Full consolidation
VIS Global Digital Solutions LLC	Oman	Subsidiary	04-Aug-22	54.00%	Full consolidation
VIS Global INC	USA	Subsidiary	30-Nov-23	95.00%	Full consolidation
Visnet Technologies LLC	Dubai	Subsidiary	29-Nov-23	60.00%	Full consolidation
VIS Global Pty Ltd	Australia	Associate	31-Mar-19	45.00%	Equity method
Merykh technologies private limited	India	Associate	04-Feb-20	25.00%	Equity method
SmarterHi Communications private limited	India	Associate	25-Jan-17	20.05%	Equity method
Artiligent Solutions Pvt Ltd	India	Associate	18-Jul-23	30.00%	Equity method
List of companies consolidated at 30 June 2023	Country	Relationship	Date of Investment	% interest	Consolidation method
VIS Global Pte. Ltd	Singapore	Subsidiary	21-Dec-12	100.00%	Full consolidation
VISNET Global SDN. BHD.	Malaysia	Subsidiary	14-Aug-20	100.00%	Full consolidation
VIS Network UK Ltd	UK	Subsidiary	25-Oct-21	95.00%	Full consolidation
VIS Global Digital Solutions LLC*	Oman	Subsidiary	10-Aug-22	54.00%	Full consolidation
VIS Global Pty Ltd	Australia	Associate	31-Mar-19	45.00%	Equity method
Merykh technologies private limited	India	Associate	04-Feb-20	25.00%	Equity method
SmarterHi Communications private limited	India	Associate	25-Jan-17	20.05%	Equity method

4       Segment Information

(a) Business segment:

The Group’s business activity falls within a single business segment i.e. develop, maintain, assist, establish, manage, operate business and technology consulting services and software development. Accordingly, no further disclosures other than those already included in the financial statements are required under IFRS 8 — ‘Operating Segments’

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

4       Segment Information (cont.)

(b) Geographical segments:

The Group’s secondary segments are the geographical distribution of its activities, and they operate in five principal geographical areas of the world, in India, Singapore, Malaysia, Oman and UK amongst which India and Singapore are material reportable segments. The following table describes the secondary segment information by geographical market of the group.

Revenue from operations (net)	For the year ended 30 June 2024	For the year ended 30 June 2023
India	47,830,119	32,251,937
Singapore	7,220,105	7,662,377
Trade receivables (net)	As at 30 June 2024	As at 30 June 2023
India	14,410,309	8,566,627
Singapore	1,869,981	3,367,874
Other assets	As at 30 June 2024	As at 30 June 2023
India	7,916,087	6,498,348
Singapore	507,269	137,470

The geographical segment information relating to revenue and trade receivables is disclosed based on the location of the customers and relating to other assets is disclosed based on the location of the assets.

5       (a) Disaggregation of revenue from contracts with customers

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
External Revenue by Service line
Sale of products	23,703,751	10,770,289
Subscription of products	229,954	152,029
Sale/subscription of licenses	3,987,219	4,792,184
Revenue from annual maintenance charges (“AMC”)	15,494,915	12,544,615
Manpower and Staffing support services	12,083,868	12,180,284
	55,573,321	40,439,400

External Revenue by timing of revenue
At a point in time	27,690,970	15,562,473
Over time	27,882,352	24,876,928
	55,573,321	40,439,400

Refer Note 4 for the geographical wise revenue from the customers

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

5       (b) Assets and liabilities related to contracts with customers

Particulars	Notes	As at 30 June 2024	As at 30 June 2023
Current
Contract assets		636,357	302,658
Total contract assets		636,357	302,658

Current:
Contract liabilities		2,576,692	5,067,908
Total contract liabilities		2,576,692	5,067,908

Notes to revenue from contract with customers

(i) Significant changes in contract assets and liabilities

Reasons for changes in Contract asset

Contract assets have increased as the group has provided services ahead of the agreed payment schedules for fixed-price contracts.

Reasons for changes in Contract liabilities

Contract liabilities has decreased as the group’s practice of billing to its customers in advance for the obligations to be performed is reduced compared to the PY

(ii) Adjustment to contracts price

There are no adjustments to the contract’s price.

(iii) Revenue recognised in relation to contract liabilities

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
At the beginning of the year	5,067,908	4,537,468
Revenue reocgnised during the year	(5,067,908)	(4,537,468)
Liability recognised during the year	2,576,692	5,067,908
	2,576,692	5,067,908

____________

Note: The contract liability represents the advance billing to the customer towards performance obligations unfulfilled as at the reporting date. Management expects that these performance obligations will be met in due course as per the terms of the contract entered with the customers.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

6       Breakdown of expenses by nature

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
Cost of products sold	18,902,956	7,957,778
Cost of licenses sold	4,048,486	3,347,906
AMC support services	5,890,912	5,045,458
Technical support services	6,409,283	7,086,883
Employee benefits expenses	10,924,998	9,894,889
Depreciation and amortization	626,691	444,978
Distribution expenses	372,789	153,316
Other expenses	4,385,046	3,732,767
Total cost of sales, distribution cost and administrative expenses	51,561,162	37,663,974

Cost of sales	35,251,638	23,438,024
Distribution costs	372,789	153,316
Administrative expenses	15,936,735	14,072,634
	51,561,162	37,663,974

7       Other income

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
Liabilities/provision no longer required written off	3,788	192,425
Interest income on income tax refund	—	114,353
Profit on derecognition	1,973	—
Other non-operating income	306,810	138,671
	312,572	445,449

8       Other gains/(losses) — net

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
Net gain/(loss) on disposal of property, plant and equipment	—	972
Net fair value gain/(loss) on financial assets at fair value through profit or loss	228,536	(12,507)
Gain on sale of investments	25,353	235,177
Net foreign exchange gain/(loss)	(15,461)	(38,222)
	238,428	185,419

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

9       Finance Income and costs

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
Interest income on unwinding of security deposits	1,741	1,625
Interest income on term deposits	107,708	61,786
	109,449	63,412
Finance Costs
Interest on lease liabilities	11,657	13,271
Interest and finance charges paid/payable for financial liabilities not at fair value through profit or loss	432,120	133,214
Bank charges	77,980	12,334
Finance costs expensed	521,756	158,819
Net finance costs	(412,307)	(95,407)

10     Profit share in associates

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
Share of profit/(loss) in associates	(170,476)	107,902
	(170,476)	107,902

11     (a) Income tax expenses

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
Amounts recognised in the consolidated income statement Current tax expense
Current year	1,465,432	966,993
Adjustments for prior years	—	8,652
Current tax expense	1,465,432	975,645

(b) Deferred tax (credit)/expense

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
Origination and reversal of temporary differences	(103,557)	15,848
Deferred tax (credit)/expense	(103,556.86)	15,848
Total Income tax expense	1,361,875	991,493

Amounts recognised in the consolidated statement of other comprehensive income
Deferred tax (credit)/expense on actuarial gains/losses on retirement benefits	(2,332)	1,959
Deferred tax credit on change in fair value of cash flow hedges	8,061	(601)
Deferred tax credit on rate changes	5,891	8,150
Deferred tax (credit)/expense (OCI)	11,620	9,509
Total tax expense	1,373,495	1,001,002

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

11     (a) Income tax expenses (cont.)

(c) Reconciliation of effective tax rate:

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
Profit/ (loss) for the year	2,606,882	2,417,786
Total income tax expense	1,373,495	1,001,002
Profit/(loss) before tax	3,980,377	3,418,788
Income tax expense/(credit) using the tax rates applicable to individual entities of 25.168% (2022: 25.1	1,001,781	860,441
Non-deductible expenses	—	18,414
Items charged to tax at other rates	440,858	92,046
Tax impact of gratuity re-measurement through other comprehensive income	(11,234)	(9,509)
Tax on share of profit of equity accounted investments	42,905	(27,157)
Foreign currency and other changes	(100,815)	66,767
Total income tax expense	1,373,495	1,001,002

(d) Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities for the year ended 30 June 2024 are as follows:

Particulars	Opening Balance	Recognised in profit or loss	Recognised in other comprehensive income	Foreign exchange	Closing Balance
Deferred tax assets
Property, plant & equipment	16,179	126,235	—	(1,310)	141,105
Lease liability	31,239	4,039	—	(546)	34,732
FVTPL Investments	17,230	(57,518)	—	193	(40,095)
Compensated absence and retirement benefits	88,515	24,082	11,234	(1,744)	122,086
Expenses deductible in future periods	—	—	—	—	—
Tax loss	—	—	—	—	—
Others	26	(5)	—	—	20
Total deferred tax asset	153,188	96,833	11,234	(3,407)	257,848

Deferred tax liabilities
Right of use assets	(28,158)	(4,896)	—	502	(32,551)
Total deferred tax liability	(28,158)	(4,896)	—	502	(32,551)

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

11     (a) Income tax expenses (cont.)

Significant components of deferred tax assets and liabilities for the year ended 30 June 2023 are as follows:

Particulars	Opening Balance	Recognised in profit or loss	Recognised in other comprehensive income	Foreign exchange	Closing Balance
Deferred tax assets
Property, plant & equipment	54,074	(36,526)	—	(1,370)	16,179
Lease liability	39,726	(7,091)	—	(1,395)	31,239
FVTPL Investments	14,712	3,148	—	(631)	17,230
Compensated absence and retirement benefits	75,285	6,954	9,509	(3,234)	88,515
Others	18	17	—	(9)	26
Total deferred tax asset	183,815	(33,497)	9,509	(6,639)	153,188

Deferred tax liabilities
Right of use assets	(38,124)	(36,872)	—	46,838	(28,158)
Total deferred tax liability	(38,124)	(36,872)	—	46,838	(28,158)
Particulars	As at 30 June 2024	As at 30 June 2023
Presented as deferred tax asset*	259,785	125,030
Presented as deferred tax liability*	—	—

____________

*        For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis.

All deferred tax assets and deferred tax liabilities at 30 June 2024, 30 June 2023 are presented as non-current.

12     Earnings per share

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
Profit attributable to the ordinary equity holders of the company	2,762,642.76	2,365,224
Weighted average number of ordinary shares	4,045,080	4,045,080

Basic earnings per share	0.68	0.58
Diluted earnings per share	0.68	0.58

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

13     Property, plant and equipment

Particulars	Buildings	Furniture, fittings and equipment	Computer and computer equipments	Machinery and vehicles	Land	CWIP	Total
Gross amount (refer note below)
At 1 July 2022	41,953	215,721	98,751	408,576	611,108	201,688	1,577,798
Additions	1,245,426	153,541	115,345	321,011	4,148,529	513,511	6,497,363
Disposals	—	—	—	—	—	—	—
Capitalised during the year	—	—	—	—	—	(707,405)	(707,405)
Exchange difference	(1,621)	(8,224)	(3,737)	(15,789)	(23,615)	(7,794)	(60,780)
At 30 June 2023	1,285,758	361,038	210,359	713,799	4,736,022	—	7,306,975
Additions	37,899	70,357	70,315	48,140	—	—	226,712
Disposals	—	—	—	—	—	—	—
Capitalised during the year	—	—	—	—	—	—	—
Exchange difference	(21,095)	(5,520)	(3,182)	(11,711)	(77,703)	—	(119,212)
At 30 June 2024	1,302,562	425,876	277,492	750,227	4,658,318	—	7,414,475

Accumulated depreciation (refer note below)
At 1 July 2022	3,986	60,447	39,742	79,691	—	—	183,865
Charge for the year	53,164	63,978	63,420	142,302	—	—	322,864
Eliminated on disposals	—	—	—	—	—	—	—
Exchange difference	(1,201)	(3,480)	(2,596)	(5,883)	—	—	(13,161)
At 30 June 2023	55,948	120,945	101,102	216,109	—	—	494,104
Charge for the year	117,430	77,964	94,187	154,778	—	—	444,359
Eliminated on disposals	—	—	—	—	—	—	—
Exchange difference	(1,759)	(4,074)	(2,174)	(4,826)	—	—	(12,833)
At 30 June 2024	171,618	194,835	193,115	366,062	—	—	925,631

Carrying amount
At 30 June 2023	1,229,810	240,094	109,256	497,689	4,736,022	—	6,812,871
At 30 June 2024	1,130,944	231,040	84,377	384,165	4,658,318	—	6,488,844

____________

Notes:

(1)      On transition to IFRS, the Group has elected to continue with the carrying value of all of its property, plant and equipment as at 1 July 2021 measured as per the previous GAAP and use that carrying value as the deemed cost of the property, plant and equipment.

(2)      Capital work-in-progress (CWIP) includes construction of building which has been completely capitalised at the end of 30th June 2023

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

14     Intangible assets

Particulars	Goodwill	Internally generated software	Total
Gross amount (refer note below)
At 1 July 2022	—	263,173	263,173
Additions	92,813	233,049	325,862
Disposals	—	—	—
Exchange difference	—	(10,170)	(10,170)
At 30 June 2023	92,813	486,052	578,865
Additions	—	7,911	7,911
Disposals	—	—	—
Exchange difference	—	(31,439)	(31,439)
At 30 June 2024	92,813	462,524	555,337

Accumulated depreciation (refer note below)
At 1 July 2022	—	39,604	39,604
Amortization charge	—	50,950	50,950
Eliminated on disposals	—	—	—
Exchange difference	—	(2,534)	(2,534)
At 30 June 2023	—	88,020	88,020
Amortization charge	—	93,706	93,706
Eliminated on disposals	—	—	—
Exchange difference	—	(5,717)	(5,717)
At 30 June 2024	—	176,010	176,010

Carrying amount
At 30 June 2023	92,813	398,032	490,845
At 30 June 2024	92,813	286,515	379,327

____________

Notes:

(1)      On transition to IFRS, the Group has elected to continue with the carrying value of all of its intangible assets as at 1 July 2021 measured as per the previous GAAP and use that carrying value as the deemed cost of the property, plant and equipment.

(2)      Internally generated intangible assets include cost incurred for development of software.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

14     Intangible assets (cont.)

14A  Intangible assets Under Development

Particulars	Intangible assets Under Development	Total
Gross amount (refer note below)
At 1 July 2022	—	—
Additions	—	—
Disposals	—	—
Exchange difference	—	—
At 30 June 2023	—	—
Additions	417,090	417,090
Disposals	—	—
Exchange difference	—	—
At 30 June 2024	417,090	417,090

Accumulated depreciation (refer note below)
At 1 July 2022	—	—
Amortization charge	—	—
Eliminated on disposals	—	—
Exchange difference	—	—
At 30 June 2023	—	—
Amortization charge	—	—
Eliminated on disposals	—	—
Exchange difference	—	—
At 30 June 2024	—	—

Carrying amount
At 30 June 2023	—	—
At 30 June 2024	417,090	417,090

____________

Notes:

(1)      On transition to IFRS, the Group has elected to continue with the carrying value of all of its intangible assets as at 1 July 2021 measured as per the previous GAAP and use that carrying value as the deemed cost of the property, plant and equipment.

(2)      Internally generated intangible assets include cost incurred for development of software.

15     Inventories

Particulars	As at 30 June 2024	As at 30 June 2023
Inventory	4,076,638	4,928,479
	4,076,638	4,928,479

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

16     Trade receivables

Particulars	As at 30 June 2024	As at 30 June 2023
Current
Trade receivables from contracts with customers	16,228,908	11,621,940
Less: Loss allowance (Refer note below)	(18,433)	—
	16,210,475	11,621,940

____________

Note:

The Group adopts simplified expected credit loss method to assess the provisioning for receivables. The group regularly monitors the credit worthiness of its customers and based on such assessment it has recognized loss allowance as at the reporting date.

17     Investments

Particulars	As at 30 June 2024	As at 30 June 2023
Investments accounted under equity method
Investments in Associates	921,887	885,949
Add: Share of profit for the year	170,476	107,902
Closing investment in associates	1,092,362	993,850

Other current financial assets
Financial assets at fair value through profit or loss
Investments in securities (quoted)	29,566	30,507
Investments in Mutual funds (quoted)	534,524	289,037
	564,091	319,543

18     Other financial assets

Particulars	As at 30 June 2024	As at 30 June 2023
Non-current financial assets at amortized cost
Security deposits	55,671	2,18,621
	55,671	2,18,621
Current financial assets at amortized cost
Security deposits	7,161	4,844
Balances other than cash and cash equivalents	1,425,155	1,689,969
	1,432,316	1,694,813

Amounts recognised in profit or loss

Particulars	For the year ended 30 June 2024	For the year ended 30 June 2023
Fair value gains (losses) on financial instruments at FVPL recognised in other gains/(losses) (Refer note 8)	228,536	(12,507)

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

19     Cash and cash equivalents

Particulars	As at 30 June 2024	As at 30 June 2023
Cash at bank	2,812,672	2,759,955
Cash in hand	2,046	5,623
	2,814,719	2,765,579

20     Other assets

Particulars	As at 30 June 2024	As at 30 June 2023
Other non-current assets
Prepayments-NC	85,049	99,669
	85,049	99,669

Other current assets
Prepayments-C	6,067,279	4,122,216
Other receivables	2,654,009	2,526,434
	8,721,288	6,648,650

21     Current tax asset

Particulars	As at 30 June 2024	As at 30 June 2023
Current tax assets	808,148	1,465
	808,148	1,465

22     Leases

(i)     Amounts recognised in the statement of financial position

Right-of-use assets

	Buildings	Total
Gross
At 1 July 2022	223,718	223,718
Additions	38,549	38,549
Exchange differences	(8,645)	(8,645)
Deletions	—	—
At 30 June 2023	253,622	253,622
Additions	127,079	127,079
Exchange differences	(5,002)	(5,002)
Deletions	(19,149)	(19,149)
At 30 June 2024	356,550	356,550

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

22     Leases (cont.)

	Buildings	Total
Accumulated depreciation
At 1 July 2022	74,328	74,328
Charge for the year	71,700	71,700
Exchange differences	(4,285)	(4,285)
Deletions	—	—
At 30 June 2023	141,743	141,743
Charge for the year	88,528	88,528
Exchange differences	(3,058)	(3,058)
Deletions		—
At 30 June 2024	227,213	227,213

Carrying amount
At 30 June 2023	111,879	111,879
At 30 June 2024	129,336	129,336

Lease liabilities

	As at 30 June 2024	As at 30 June 2023
Current	65,024	72,412
Non-current	72,978	51,711
	138,002	124,123

(ii)    Amounts recognised in the statement of profit or loss

Particulars	Notes	For the year ended 30 June 2024	For the year ended 30 June 2023
Depreciation charge of right-of-use assets	6	(88,528)	(71,700)
Interest expense (included in finance cost)	9	(11,657)	(13,271)
Expense relating to short-term leases (included in administrative expenses)	6	153,973	160,751
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in administrative expenses)	6	—	56
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)	6	—	—

The total cash outflow for leases during the year 30 June 2023 and 30 June 2022 are INR 81,178 and USD 80,081 respectively.

The maturity analysis of the contractual undiscounted cash flows is as follows:

Particulars	As at 30 June 2024	As at 30 June 2023
Less than 1 year	64,468	76,654
1 – 2 years	20,014	51,370
2 – 5 years	46,248	5,679
Over 5 years	13,215	—
Total	143,945	133,704

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

23     Borrowings

Particulars	As at 30 June 2024	As at 30 June 2023
Non-current
Secured
Term loans from bank	2,462,254	2,768,962
Other borrowings	18,185	26,370
	2,480,439	2,795,332

Current
Secured
Bank overdraft	—	4,063
Other Short-term borrowings	2,028,984	—
Current Maturities of long-term borrowings	292,139	279,618
	2,321,122	283,681

24     Trade and other payables

Particulars	As at 30 June 2024	As at 30 June 2023
Current liabilities
Trade payables	15,134,579	11,057,161
Payroll taxes and other statutory liabilities	326,757	294,436
Salaries and bonus payable	662,572	72,600
Other payables	102,204	66,455
	16,226,113	11,490,652

25     Employee benefit obligations

Particulars	As at 30 June 2024	As at 30 June 2023
Non-current
Defined benefit plans:
– Defined pension benefits	465,116	234,363
	465,116	234,363

Current
Defined benefit plans:
– Defined pension benefits	28,555	122,663
	28,555	122,663

26     Current tax liabilities

Particulars	As at 30 June 2024	As at 30 June 2023
Income tax payable	1,483,891	721,808
	1,483,891	721,808

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

27     Equity

(a)    Share capital

Particulars	As at 30 June 2024		As at 30 June 2023
	Shares	Amount	Shares	Amount
Ordinary shares
Authorized, issued and fully paid	4,045,080	544,063	4,045,080	544,063
	4,045,080	544,063	4,045,080	544,063

(i)     Movement in ordinary shares

Particulars	Number of shares	Par value	Total
Opening balance 1 July 2022	4,045,080	10	544,063
Changes during the year	—	—	—
Balance 30 June 2023	4,045,080	10	544,063
Changes during the year	—	—	—
Balance 30 June 2024	4,045,080	10	544,063

27(b)The group has only one class of equity shares having a par value of Rs. 10 per share. Each holder of equity shares is entitled to one vote per share. The Company declares and pays dividends in Indian rupees.

In the event of liquidation of the group, the holders of equity shares will be entitled to receive remaining assets of the group, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

27(c) Other reserves

Particulars	Remeasurement of defined benefit plans	Capital reserve	Legal Reserve	Foreign currency translation reserve	Total
At 1 July 2022	12,890	56,370	—	(792,136)	(722,877)
Depreciation transfer – gross				—	—
Remeasurements of post-employment benefit obligations, net of tax	(28,274)	—	—	—	(28,274)
Currency translation differences	—	—	—	(466,909)	(466,909)
Addition to legal reserve	—	—	2,864	—	2,864
At 30 June 2023	(15,384)	56,370	2,864	(1,259,045)	(1,215,196)
Particulars	Remeasurement of defined benefit plans	Capital reserve	Legal Reserve	Foreign currency translation reserve	Total
At 1 July 2023	(15,384)	56,370	2,864	(1,259,045)	(1,215,196)
Depreciation transfer – gross				—	—
Remeasurements of post-employment benefit	(33,402)	—	—	—	(33,402)
Currency translation differences	—	—	—	(428,171)	(428,171)
Addition to legal reserve	—	—	—	—	—
At 30 June 2024	(48,786)	56,370	2,864	(1,687,216)	(1,676,769)

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

27     Equity (cont.)

27(d)Retained earnings

Movements in retained earnings were as follows:

Particulars	As at 30 June 2024	As at 30 June 2023
Opening Balance	16,907,202	14,541,978
Net profit for the year	2,762,643	2,365,224
Closing Balance	19,669,845	16,907,202

28     Employee benefit obligations

(i)     Defined benefit pension plans

Amounts recognized in the statement of financial position

Particulars	Present value of obligation	Fair value of plan assets	Total
1 July 2022	366,928	67,799	299,129
Current service cost	101,278	—	101,278
Interest expense/(income)	27,400	7,786	19,614
Total amount recognized in profit or loss	128,678	7,786	120,893
Remeasurements
Return on plan assets, excluding amounts included in interest (income)	7,786	—	7,786
(Gain)/Loss due to Experience on defined benefit obligation	(2,386)	—	(2,386)
Loss from change in financial assumptions	32,384	—	32,384
Total amount recognized in other comprehensive income	37,784	—	37,784
Exchange differences	(49,536)	51,244	(100,780)
30 June 2023	483,854	126,828	357,026

1 July 2023	483,854	126,828	357,026
Current service cost	115,539	—	115,539
Interest expense/(income)	33,931	9,612	24,319
Total amount recognized in profit or loss	149,470	9,612	139,857
Remeasurements
Return on plan assets, excluding amounts included in interest (income)	(9,265)	—	(9,265)
(Gain)/Loss due to Experience on defined benefit obligation	32,027	—	32,027
Loss from change in financial assumptions	23,408	—	23,408
Total amount recognized in other comprehensive income	46,170	—	46,170
Exchange differences	(44,850)	13,676	(58,527)
30 June 2024	634,644	150,117	484,527

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

28     Employee benefit obligations (cont.)

The net liability disclosed above relates to funded and unfunded plans as follows:

Particulars	30 June 2024	30 June 2023
Present value of funded obligations	150,117	126,828
Present value of unfunded obligations	484,527	357,026
Total deficit of defined benefit pension plans	634,644	483,854

(ii)    Post-employment benefits

The significant actuarial assumptions were as follows:

Particulars	30 June 2024	30 June 2023
Discount rate	7.16%	7.44%
Salary growth rate	7.00%	7.00%
Attrition rate	5.00%	5.00%
Mortality rate	Indian Assured	Indian Assured
	Lives Mortality (2012 – 14)	Lives Mortality (2012 – 14)

(iii)   Defined benefit liability and employer contributions

The weighted average duration of the defined benefit obligation is 16.25 years (30 June 2022 – 15.85 years). The expected maturity analysis of undiscounted pension is as follows:

Particulars	Less than a year	Between 1 – 2 years	Between 2 – 5 years	Over 5 years	Total
30 June 2024
Defined benefit obligation	30,063	30,325	103,245	1,629,907	1,793,540
	30,063	30,325	103,245	1,629,907	1,793,540
30 June 2023
Defined benefit obligation	22,967	23,128	73,865	13,40,843	1,460,803
	22,967	23,128	73,865	13,40,843	1,460,803

29     Commitments and Contingent liabilities

There are no Commitments and Contingent liabilities as on the date 30 June 2024 and 30 June 2023.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

30     Financial instruments — Recognized fair value measurements

Particulars	Amortized cost	FVTPL	FVOCI	Total
At 30 June 2024
Financial assets
Trade and other receivables	16,846,832	—	—	16,846,832
Cash and cash equivalents	2,814,719	—	—	2,814,719
Security Deposits	62,832	—	—	62,832
Bank balances other than above	1,425,155	—	—	1,425,155
Investments in associates	1,092,362	—	—	1,092,362
Investments in securities	—	564,091	—	564,091
Financial liabilities
Trade and other payables	16,691,229	—	—	16,691,229
Borrowings	4,801,562	—	—	4,801,562
Lease liabilities	138,002	—	—	138,002

At 30 June 2023
Financial assets
Trade and other receivables	11,924,599	—	—	11,924,599
Cash and cash equivalents	2,765,579	—	—	2,765,579
Security Deposits	223,466	—	—	223,466
Bank balances other than above	1,689,969	—	—	1,689,969
Investments in associates	993,850	—	—	993,850
Investments in securities	—	319,543	—	319,543
Financial liabilities
Trade and other payables	11,725,015	—	—	11,725,015
Borrowings	3,079,012	—	—	3,079,012
Lease liabilities	124,123	—	—	124,123

(i)     Fair value hierarchy

Fair value measurement methods for financial and non-financial assets and liabilities are classified according to the following three fair value levels:

Level 1       fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2       fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3    fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

30     Financial instruments — Recognized fair value measurements (cont.)

Recurring fair value measurements	Notes	Level 1	Level 2	Level 3	Total
At 30 June 2024
Financial assets
Financial assets at FVTPL
Investments in securities	17	564,091	—	—	564,091
Total financial assets		564,091	—	—	564,091
Total financial liabilities		—	—	—	—

At 30 June 2023
Financial assets
Financial assets at FVTPL
Investments in securities	17	319,543	—	—	319,543
Total financial assets		319,543	—	—	319,543
Total financial liabilities		—	—	—	—

31     Financial risk management

The group’s management monitors and manages key financial risk relating to the operations of the group by analysing exposures by degree & magnitude of risk. The risks include market risk, credit risk and liquidity risk. The group’s focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance.

a.      Market risks

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk. Financial instruments affected by market risk include borrowings and other financial instruments (including derivatives).

(i)     Foreign exchange risk

Exposure

Particulars	30-Jun-24
	USD	GBP	OMR	MYR	PHP
Trade receivables	1,764,895	150,489	84,963	88,490	6,148,978
Borrowings	—	—	(15,280)	—	—
Cash and Cash equivalents	2,429,015	30,405	7,680	4,58,073	1,499,045
Contract assets	122,972	—	—	—	—
Security deposits	—	1,450	—	—	—
Trade payables	(2,851,695)	(139,958)	(204,297)	(347,634)	(4,802,254)
Particulars	30 June 2023
	USD	GBP	OMR	MYR	PHP
Trade receivables	2,726,680	832	109,908	—	35,523,251
Borrowings	—	—	(212)	—	—
Cash and Cash equivalents	3,015,694	267,391	444	549,242	—
Contract assets	122,972	—	—	—	—
Security deposits	1,186	1,209	—	—	—
Trade payables	(2,899,005)	(34,931)	(78,171)	(342,105)	(26,906,574)

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

31     Financial risk management (cont.)

The aggregate net foreign exchange gains/losses recognised in profit or loss were:

Particulars	30 June 2024	30 June 2023
Net foreign exchange gain/(loss) included in other gains/(losses)	(15,461)	(38,222)
Total net foreign exchange (losses) recognised in profit before income tax for the year	(15,461)	(38,222)

Sensitivity

A reasonably possible strengthening (weakening) of the INR at 30 June 2023 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The Company’s sensitivity to a 1% increase and 1% decrease in the INR is presented below:

Particulars	Impact on post-tax profit		Impact on other components of equity
	Strengthening	Weakening	Strengthening	Weakening
As at 30 June 2024
INR/USD (1% movement)	356	(356)	—	—
GBP/USD (1% movement)	2,965	(2,965)	—	—
OMR/USD (1% movement)	828	(828)	—	—
MYR/USD (1% movement)	439	(439)	—	—
PHP/USD (1% movement)	1,473	(1,473)	—	—

As at 30 June 2023
INR/USD (1% movement)	362	(362)	—	—
GBP/USD (1% movement)	2,961	(2,961)	—	—
OMR/USD (1% movement)	828	(828)	—	—
MYR/USD (1% movement)	443	(443)	—	—
PHP/USD (1% movement)	1,555	(1,555)	—	—

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The group’s has borrowings at a fixed rate of interest hence the group has no exposure for the risk of changes in market interest rates.

b.      Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises principally from the group’s receivables from customers. We believe that the company’s credit policies, past trends and experiences and pattern of realisation of receivables indicate that the receivables will be received in due time; that is the probability of default is negligible and hence, do not require creation of any lifetime expected credit loss allowance in respect of the same.

c.      Liquidity risk

Liquidity risk is the risk that the group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The group invests surplus funds, including from those from investing activities by others into the group, from time-to-time in various short-term instruments. It manages liquidity by maintaining adequate reserves, funding facilities from banks and financial institutions and monitoring cash flows.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

31     Financial risk management (cont.)

The following table provides details regarding the undiscounted contractual maturities of significant financial liabilities at the reporting date:

Particulars	As at 30 June 2024
	Carrying amount	Less than 1 year	1 – 2 years	2 – 5 years	Over 5 years
Lease liabilities	138,002	64,468	20,014	46,248	13,215
Borrowings	4,801,562	4,801,562	—	—	—
Trade payables	16,226,113	16,226,113	—	—	—
Other financial liabilities	3,070,363	3,070,363	—	—	—
	24,236,039	24,162,505	20,014	46,248	13,215
Particulars	As at 30 June 2023
	Carrying amount	Less than 1 year	1 – 2 years	2 – 5 years	Over 5 years
Lease liabilities	124,123	76,654	51,370	5,679	—
Borrowings	3,079,012	3,079,012	—	—	—
Trade payables	11,490,652	11,490,652	—	—	—
Other financial liabilities	5,424,934	5,424,934	—	—	—
	20,118,722	20,071,253	51,370	5,679	—

32     Capital management

(a)    Risk management

The group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The gearing ratios at 30 June 2024 and 30 June 2023 were as follows:

Particulars	30 June 2024	30 June 2023
Net debt	4,801,562	3,079,012
Total equity	18,537,139	16,236,069
Net debt to equity ratio	26%	19%

The increase in the net debt ratio is attributable to the Group obtaining financing through external debt for incurring capital expenditure, i.e., construction of building premises.

33     Subsequent events

There have been no material subsequent events after the reporting date which require adjustments/disclosure in these CFS.

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

34     Non-controlling interests (NCI)

Below is the summarized financial information for each subsidiary with non-controlling interests that are material to the group.

Summarized statement of financial position	Visnet Technology Solutions LLC	VIS GLOBAL INC.	VIS Network UK Ltd		VIS Global Digital Solutions LLC
	Dubai	USA
	30 June 2024	30 June 2024	30 June 2024	30 June 2023	30 June 2024	30 June 2023
Current assets	341,292	304,455	327,083	419,113	530,182	317,722
Current liabilities	212,818	168,299	235,452	334,443	473,808	222,440
Current net assets	128,473	136,157	91,631	84,669	56,374	95,281
Non-current assets	1,848	900	1,833	1,526	22,021	21,677
Non-current liabilities	—	—	2,660	—	5,927	5,331
Non-current net assets	1,848	900	(826)	1,526	16,094	16,346
Net assets	130,321	137,057	90,805	86,195	72,467	111,627
Accumulated NCI	(60,441)	6,848	3,315	4,741	(35,295)	54,553
Summarized statement of comprehensive income	Visnet Technology Solutions LLC	VIS GLOBAL INC.	VIS Network UK Ltd		VIS Global Digital Solutions LLC
	30 June 2024	30 June 2024	30 June 2024	30 June 2023	30 June 2024	30 June 2023
Revenue	329,511	540,431	446,642	137,746	495,036	718,135
Profit for the year	(178,325)	136,852	(28,510)	(7,394)	(195,322)	115,069
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income	(178,325)	136,852	(28,510)	(7,394)	(195,322)	115,069
Profit allocated to NCI	(71,330)	6,843	(1,426)	(370)	(89,848)	52,932

35     Related party disclosure

(a)    Details of related parties

Description of relationship	Names of related parties
Key management personnel (‘KMP’)	Mrs. Vijetha Umashankar, Director
Mrs. Swetha K. Acharaya, Director
Mr. Suresh Kamath, Director
Mr. Prajwal T.S., Director
Mr. Hemanth Kurani, Director of Subsidiary/Associates
Mr. Suresh Vishwanathan, Director of Subsidiary/Associates
Mrs. Maya Devi, Director of Subsidiary/Associates
Mr. Umashankar Bantwal

VIS Networks Private Limited
Notes to consolidated financial statements for the year ended 30 June 2024
(All amounts are in $ unless otherwise stated)

35     Related party disclosure (cont.)

Description of relationship	Names of related parties
Relatives of Key management personnel	Mr. Kiran N.
Mrs. Vani Kini
Mrs. Poonam
M/s. Ulka Technologies
M/s. Vcloudify Private Limited
M/s. Aasip Technologies Private Limited
Enterprises Owned or Significantly Influenced by KMP	M/s. Vion Consulting Private Limited
M/s. Visnet Ventures Private Limited
M/s. Upaya Innovation Private Limited
M/s. Parea Ventures LLP

(b)    Details of transactions with related parties during the year ended 30 June 2024 and balances outstanding as at 30 June 2024:

Name of the related party	Nature of transaction	1 July 2023 to 30 June 2024	Receivable/ (Payable) as at 30 June 2024	1 July 2022 to 30 June 2023	Receivable/ (Payable) as at 30 June 2023
M/s. Aasip Technologies Private Limited	Purchase of service	82,490	1,139	79,657	32,360
M/s. Aasip Technologies Private Limited	Sale of service	2,337	279	2,185	2,527
M/s. Vion Consulting Private Limited	Purchases and training charges	45,346	6,475	30,707	6,504
M/s. Vion Consulting Private Limited	Sale of service	150,772	(2,791)	7,873	2,873
M/s. Vion Consulting Private Limited	Rental income	2,902	(2,878)	—	—
M/s. Ulka Technologies	Purchases and consultancy	51,008	4,230	61,265	2,760
M/s. Ulka Technologies	Sale of service	—	6	—	503
M/s. Ulka Technologies	Manpower Development	4,680	(5,012)	—	—
VIS Global Pty Ltd	Purchases and consultancy	—	—	30,089	—
VIS Global Pty Ltd	Sale of service	114,017	73,595	31,671	4,950
Merykh technologies Private Limited	Purchases and consultancy	1,263,905	(436,762)	1,734,633	1,432,978
Merykh technologies Private Limited	Sale of service	1,104,815	1,185,560	304,350	533,678
Merykh technologies Private Limited	Rental income	8,705	(8,633)	—	—
SmarterHi Communications Private Limited	Purchases and consultancy	25,389	—	39,176	—
SmarterHi Communications Private Limited	Sale of service	35,830	—	47,190	—
Mrs. Vijetha Umashankar	Director remuneration	49,912	—	172,578	—
Mrs. Swetha K. Acharaya	Director remuneration	81,245	—	173,344	—
Mr. Suresh Kamath	Director remuneration	90,414	—	268,327	—
Mr. Prajwal T.S.	Director remuneration	95,854	—	148,951	—
Mr. Umashankar Bantwal	Salary and incentives	86,182	—	187,500	—
Mr. Kiran N.	Salary and incentives	74,766	—	125,594	—
Mrs. Vani Kini	Consultancy charges	50,647	—	132,786	—
Mrs. Poonam	Consultancy charges	37,348	—	58,176	—

19 May 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tele-Apps
India

Review of Interim Financial Statements

We have reviewed the accompanying consolidated financial statements of Tele-Apps and its controlled entities (the Company), which comprise the consolidated statements of financial position as of December 31, 2024 and June 30, 2024, and the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the six months then ended December 31, 2024 and December 31, 2023, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of the company’s management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA and in accordance with International Standard on Review Engagements issued by the International Auditing and Assurance Standards Board. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425

AICPA Membership No 402307223

TELE-APPS
Consolidated statement of financial position
As At December 31, 2024

	Note	December 31, 2024	June 30, 2024
		US Dollars	US Dollars
Assets
Non-current assets
Property, plant and equipment	5	21,100	32,725
Right of Use assets	6	70,983	83,027
Other Non-current Assets	7	27,460	28,187
Total non-current assets		119,543	143,939
Current assets
Accounts and other receivables	8	797,730	899,185
Cash and bank balance	9	7,465	179,346
Total current assets		805,195	1,078,531
Total Assets		924,738	1,222,470

Equity and Liabilities
Equity
Share capital	10	202,123	202,123
General reserve	11	20,419	20,419
Retained earnings		479,217	562,313
Shareholders’ current account	12	(2,019,057)	(2,056,982)
Total Equity		(1,317,299)	(1,272,128)
Non-current liabilities
Long term financing	13	562,251	687,024
Deferred tax liabilities		890	1,344
Lease liability	14	65,655	90,797
Provision for employees’ end of service indemnity	15	171,560	166,959
Total non-current liabilities		800,355	946,123
Current liabilities
Accounts and other payables	16	669,393	587,453
Short term borrowing	17	94,681	141,291
Current portion of long-term financing	13	634,027	780,833
Current portion of lease liability	14	43,580	38,898
Total current liabilities		1,441,681	1,548,475
Total Liabilities		2,242,037	2,494,598
Contingencies and commitments	18	—	—
Total Equity and Liabilities		924,738	1,222,470

The accompanying notes form an integral part of these consolidated financial statements.

TELE-APPS
Consolidated statement of profit or loss and comprehensive income
For the six months ended December 31, 2024

	Note	December 31, 2024	June 30, 2024
		US Dollars	US Dollars
Revenue from contracts with customers	19	974,181	1,562,361
Direct expenses	20	(777,997)	(1,283,129)
Gross profit		196,184	279,231
Other income	21	314	18,268
		196,498	297,499
Selling and business promotion	22	(3,975)	(40,360)
General and administrative expenses	23	(270,587)	(218,441)
Depreciation/amortization	25	(35,290)	(23,612)
Loss from operations		(113,355)	15,086
Finance cost	26	(157,084)	(168,060)
Loss before tax		(270,438)	(152,975)
Taxation		—	—
Loss for the year		(270,438)	(152,975)

Other comprehensive loss for the year
Effect of foreign currency translation		187,343	(18,700)
Total comprehensive loss for the year		(83,096)	(171,675)

The accompanying notes form an integral part of these consolidated financial statements.

TELE-APPS
Consolidated statement of changes in equity
For the six months ended December 31, 2024

	Share capital	General reserve	Shareholder’s current account	Retained earnings	Total
Balance as at June 30, 2023	202,123	20,419	(1,876,208)	509,177	(1,144,490)
Changes in shareholders’ current account	—	—	(238,347)	—	(238,347)
Total other comprehensive loss for the year	—	—	—	(171,675)	(171,675)
Balance as at Dec 31, 2023	202,123	20,419	(2,114,555)	337,502	(1,554,512)
Changes in shareholders’ current account	—	—	57,573	—	57,573
Total other comprehensive loss for the year	—	—	—	224,811	224,811
Balance as at June 30, 2024	202,123	20,419	(2,056,982)	562,313	(1,272,128)
Changes in shareholders’ current account	—	—	37,925		37,925
Total other comprehensive loss for the year	—	—		(83,096)	(83,096)
Balance as at Dec 31, 2024	202,123	20,419	(2,019,057)	479,217	(1,317,299)

The accompanying notes form an integral part of these consolidated financial statements.

TELE-APPS
Consolidated Statement of Cashflows
For the six months ended December 31, 2024

	Note	Six months ended Dec 31, 2024	Six months ended Dec 31, 2023
		US Dollars	US Dollars
Cash flows from operating activities
Loss for the year		(83,096)	(171,675)
Adjustments for:
Depreciation	25	37,946	25,390
Depreciation on right of use assets		12,044	11,639
Provision for deferred tax		(454)	(10,297)
Finance cost	26	157,084	168,060
Loss allowance on receivables	23	21,218	(3,251)
Provision for employees’ end of service indemnity	15	8,646	20,653
		153,388	40,520
Change in operating assets and liabilities:
Accounts and other receivables	8	80,237	(238,817)
Other non-current assets		726	396
Accounts and other payables	16	81,940	369,003
Cash generated from/(used in) operating activities before payment of employees’ end of service indemnity		316,292	171,102
Payment of employees’ end of service indemnity	15	(4,044)	(25,732)
Net cash flows from/(used in) operating activities		312,248	145,370

Cash flows from investing activities
Proceeds from sales of fixed assets		—	—
Additions to property, plant and equipment	5	(26,321)	(363)
Net cash generated from/(used in) investing activities		(26,321)	(363)

Cash flows from financing activities
Net amount received from borrowings	13	(271,579)	329,158
Net movement in short term borrowings		(46,610)	(7,932)
Lease liability paid		(20,460)	(10,609)
Finance cost paid	26	(157,084)	(168,060)
Net movements in shareholders’ current account	12	37,925	(238,347)
Net cash generated from/(used in) financing activities		(457,807)	(95,791)
Net increase/(decrease) in cash and cash equivalents		(171,880)	49,216
Cash and cash equivalents at the beginning of the year		179,346	176,775
Cash and cash equivalents at the end of the year	27	7,465	225,992

The accompanying notes form an integral part of these consolidated financial statements.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

1.      General information and nature of operations

TELE-APPS comprises of Tele-Apps (FZC), Tele-Apps India (Private) Limited and Tele-Apps Inc, USA (the Group).

Tele-Apps FZC was registered with Sharjah Airport International Free Zone Authority, Sharjah — United Arab Emirates, as a Free Zone Company with Limited Liability, under License No. 05293 for its trading activity and under License No. 12791 for providing IT services and solutions, on September 09, 2007.

Tele-Apps India Pvt. Ltd. Domiciled and incorporated in India having its registered office at Kannammai Building, No. 611 6th Floor, Anna Salai, Chennai, Tamil Nadu — 600006. The Company is engaged in the service sector focusing in telephony application services, custom software development and independent testing.

These consolidated financial statements of the Group incorporate results of the following controlled entities:

Tele-Apps Inc was registered with State of Delaware, USA having its registered office at 1201 North Orange Street, Suit No. 762 Wilmington, DE 19801. The company is engaged in providing IT services and solutions.

These consolidated financial statements of the Group incorporate results of the following controlled entities:

Name of Entity	Principal Activities	Country of Incorporation
Tele-Apps (FZC).	IT Services & Solutions	Free Zone Company Sharjah, United Arab Emirates
Tele-Apps India (Private) Limited.	Telephony Application Services & Custom Software Development	Tamil Nadu, INDIA
Tele-Apps Inc, USA (the Group)	IT Services and Solutions	Wilmington, USA

2.      Adoption of new and revised International Financial Reporting Standards and Interpretations

2.1    Standards, interpretations and amendments to published approved accounting standards

The following amendments to existing standards have been published that are applicable to the Group’s financial statements covering annual periods, beginning on or after the following dates:

2.11  Effective and adopted in the current year

At the date of authorization of these consolidated financial statements certain new amendments to existing standards have been published and are mandatory for the current accounting period. These amendments did not have a material impact on the consolidated financial statements and are set out below:

•        Property, Plant and Equipment: Proceeds before intended use — Amendments to IAS 16;

•        Reference to the Conceptual Framework — Amendments to IFRS 3;

•        Onerous Contracts (Costs of Fulfilling a contract) — Amendments to IAS 37; and

•        Annual Improvements to IFRS Standards 2018-2020:

2.1.2 Not yet effective and have not been early adopted

•        There is a standard and certain other amendment to accounting and reporting standards that are not yet effective and are considered either not to be relevant or to have any significant impact on the Group’s financial statements and operations and, therefore, have not been disclosed in these consolidated financial statements.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies

3.1    Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS.

These consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities that are measured at fair value, as stated in the accounting policies.

3.2    Basis of measurement

These consolidated financial statements have been prepared under the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange of goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

3.2    Functional and presentation currency

These consolidated financial statements are presented in US Dollars (“USD”), which is the functional currency of Tele-Apps Inc, USA. Group Companies determine their own functional currency related to the primary economic environment in which they operate.

i.)      Transactions and balances

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are retranslated into the functional currency at the exchange rates prevailing at the end of the reporting period. The resulting foreign exchange gains and losses, other than those on qualifying cash flow hedges, net investment in foreign operations and qualifying net investment hedges which are deferred in other comprehensive income, are recognized in the consolidated income statement.

ii.)     Group companies

For the purpose of consolidation, where functional currencies of companies (none of which has the currency of hyperinflationary economy) are different from USD, income, comprehensive income and cash flow statements of subsidiaries are translated into USD at average exchange rates for the year that approximate the cumulative effect of rates prevailing on the transaction dates. Their assets and liabilities at the reporting date are translated at the closing exchange rates at that date. The resulting exchange differences are recognized in other comprehensive income.

3.4     Operating fixed assets

3.4.1     Property, plant and equipment

Cost

Property, plant and equipment are carried at historical cost, less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are recognized in the income statement during the financial period in which they are incurred.

Depreciation on assets is calculated on the straight-line method, at rates calculated to allocate the cost of assets less their estimated residual value over their expected useful lives as follows:

Class of fixed assets	Depreciation rate (%)/Useful Lives	Depreciation method
Computer equipment	5 Years	Straight line method
Office equipment	5 Years	Straight line method
Furniture and fixtures	5 Years	Straight line method
Vehicles	5 Years	Straight line method

The residual values, useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefit from these assets, and adjusted prospectively, if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount if the carrying amount is greater than its estimated recoverable amount.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of comprehensive income.

Assets that have an indefinite useful life, for example, goodwill or intangible assets not ready to use, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization/depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

3.5    Impairment of non-financial assets

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of one to five years. For more extended periods, a long-term growth rate is calculated and applied to projected future cash flows after the fifth year.

Impairment losses are recognized in the income statement in expense categories consistent with the function of the impaired asset, except for assets previously revalued with the revaluation taken to other comprehensive income. For such assets, the impairment is recognized in other comprehensive income up to the amount of any previous revaluation.

3.6    Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

3.6.1 Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

3.6.2 Classification of financial assets

Financial assets at amortized cost:

Debt instruments that meet the following conditions are measured subsequently at amortized cost:

•        the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and

•        the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s financial assets measured at amortized cost consist of accounts and other receivables (excluding prepayments and advances) and cash and cash equivalents.

Financial assets at fair value through other comprehensive income (FVTOCI):

(a)     Debt instruments classified as at FVTOCI:

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (FVTOCI):

•        the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•        the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(b)    Equity instruments classified as at FVTOCI:

On initial recognition, the Group may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

A financial asset is held for trading if:

•        it has been acquired principally for the purpose of selling it in the near term; or

•        on initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has evidence of a recent actual pattern of short-term profit-taking; or

•        it is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the investments’ revaluation reserve. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity investments, instead, it is transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss in accordance with IFRS 9 unless the dividends clearly represent a recovery of part of the cost of the investment. The Group designated all investments in equity instruments that are not held for trading as at FVTOCI on initial recognition.

The Group does not hold any financial assets at FVTOCI.

Financial assets at fair value through profit & loss account (FVTPL):

By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL).

Despite the preceding, the Company may make the following irrevocable election/designation at initial recognition of a financial asset:

•        the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if specific criteria are met; and

•        the Group may irrevocably designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

The Group does not hold any financial assets at FVTPL.

3.6.3 Classification of financial assets

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.

For financial instruments other than purchased or originated credit-impaired financial assets (i.e. assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.

Interest income is recognized using the effective interest method for debt instruments measured subsequently at amortized cost and at FVTOCI. For financial instruments other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset.

If in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset.

3.6.4 Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on accounts and other receivables. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

The Group recognizes lifetime ECL for accounts and other receivables, and related party balances. The expected credit losses on these financial assets are estimated based on the Group’s historical credit loss experience of the debtor, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Investments in equity instruments designated as investments at FVTPL and FVTOCI are not subject to impairment.

3.6.5 Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, obtained from economic expert reports, and other similar organizations, as well as consideration of various external sources of actual and forecast economic information that relates to the Group’s core operations.

Despite the foregoing, the Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:

•        The financial instrument has a low risk of default;

•        The borrower has a strong capacity to meet its contractual cash flow obligations in the near term; and

•        Adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying a significant increase in credit risk before the amount becomes past due.

3.6.6 Definition of default

The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that receivables that meet either of the following criteria are generally not recoverable;

•        when there is a breach of financial covenants by the counterparty; or

•        information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

Irrespective of the above analysis, the Group considers that default has occurred when a financial asset is more than 30 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

3.6.7 Credit impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•        the significant financial difficulty of the issuer or the borrower;

•        a breach of contract, such as a default or past due event;

•        the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•        it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

•        the disappearance of an active market for that financial asset because of financial difficulties.

3.6.8 Write off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

3.6.9 Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.

If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date, except for assets for which simplified approach was used.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3.6.10    De-recognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains all the risks and rewards of ownership substantially and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

amounts it may have to pay. If the Group retains all the risks and rewards of ownership of a transferred financial asset substantially, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

3.6.11    Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received net of direct issue costs.

Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL. However, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies, and financial guarantee contracts issued by the Group, are measured in accordance with the specific accounting policies set out below:

Financial liabilities measured subsequently at amortized cost

Financial liabilities that are not:

•        contingent consideration of an acquirer in a business combination,

•        held-for-trading, or

•        designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of financial liability.

The Group’s financial liabilities measured at amortized cost consists of accounts and other payables (Less advances and VAT payables), due to related parties and bank borrowings.

Bank borrowings

Bank borrowings are recognized initially at fair value, net of transaction costs incurred. Bank borrowings are subsequently carried at amortized cost: any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until a drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.6.12    Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

3.6.13    Value added tax

Output value-added tax related to sales is payable to tax authorities on the earlier of:

•        collection of receivables from customers or

•        delivery of goods or services to customers.

Input VAT is generally recoverable against output VAT upon receipt of the VAT invoice. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases is recognized in the statement of financial position on a gross basis — unless the Group has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Where provision has been made for the ECL of receivables, the impairment loss is recorded for the gross amount of the debtor, including VAT.

3.6.14    Borrowing costs

Borrowing costs related to the acquisition, construction and production of the qualifying assets are treated as part of the cost of the relevant assets. Qualifying assets are those assets that take a substantial period to get ready for their intended use. The borrowing costs eligible for capitalization are the actual borrowing costs incurred on the borrowing during the year less any investment income on the temporary investment of those borrowings.

The borrowing costs eligible for capitalization are determined by applying capitalization rate to the expenditures on the qualifying assets.

The capitalization rate is the weighted average of the borrowing applicable to the borrowings of the Group that are outstanding during the year, other than borrowings made specifically for the purpose of obtaining the qualifying assets.

Capitalization of borrowing costs commence when:

•        Expenditures for the qualifying assets being incurred.

•        Borrowing costs are being incurred, and

•        Activities that are necessary to prepare the qualifying assets for their intended use or sale are in progress.

Capitalization of borrowing costs ceases when substantially all activities necessary to prepare the qualifying assets for their intended use or sale are complete.

All other borrowing costs are expensed in the period in which they occur.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

3.7    Provision for employees’ end of service indemnity

Estimated amounts required to cover employees’ end of service indemnity at the date of statement of financial position are computed pursuant to the UAE Federal Labour Law No. 8 of 1980 based on the employees’ accumulated period of service and current remuneration at the date of statement of financial position.

The management is of the opinion that no significant difference would have arisen had the liability been calculated on an actuarial basis as salary inflation and discount rates are likely to have approximately equal and opposite effects.

3.8    Leases

At the inception of a contract, the Group assesses whether the contract is, or contains a lease. A contract is or contains a lease if the contracts convey the right to control the use of an identified asset for the Group for a period in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

•        The contract involves the use of an identified asset; this may be specified explicitly or implicitly and should be physically distinct or represent substantially all the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified.

•        The Group has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

•        The Group has the right to direct the use of the asset. The Group has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Group has the right to direct the use of the asset if either:

—     The Group has the right to operate the asset; or

—     The Group designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on a reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component based on their relative stand-alone prices.

However, where the contract is not separable into a lease and non-lease component then the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group determines the lease term as the non-cancellable period of a lease, together with both:

a)      periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and

b)      periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of a lease.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

3.8.1 Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, plus an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located and lease payments made at or before the commencement date less any lease incentives received unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term.

The recognized right-of-use assets are subsequently depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. Also, the right-of-use assets are periodically reduced by impairment losses, if any and adjusted for certain remeasurements of the lease liability.

3.8.2 Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of property, plant and equipment (those leases that have a lease term of 12 months or less and do not contain a purchase option). It also applies the lease of low-value assets exemption to leases that are considered of low value. Lease payments on short-term leases and lease of low-value assets are recognized as expense on a straight-line basis over the lease term.

3.8.3 Lease liability

The lease liability is initially recognized at the present value of the lease payments that are not paid in the commencement date. The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the Group used its incremental borrowing rate.

After initial recognition, the lease liability is measured by:

a)      Increasing the carrying amount to reflect interest on the lease liability.

b)      Reducing the carrying amount to reflect the lease payments made; and

c)      Remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments. Where;

a)      There is a change in the lease term as a result of reassessment of certainty to exercise an exercise option, or not to exercise a termination option as discussed above; or

b)      There is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the contract of a purchase option, the Group remeasures the lease liability to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determined the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term if that rate can be readily determined.

c)      There is a change in the amounts expected to be payable under a residual value guarantee; or

d)      There is a change in future lease payments resulting from a change in an index or a rate used to determine those payments, including a change to reflect changes in market rental rates following a market rent review. The Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate unless the change in lease payments results from a change in floating interest rates. In such case, the Group use a revised discount rate that reflects a change in the interest rate.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

The Group recognizes the amount of the re-measurements of lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced to zero, and there is a further deduction in the measurement of the lease liability, the Group recognizes any remaining amount of the re-measurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

a)      The modification increases the scope of the lease by adding the right to use one or more underlying assets; and

b)      The consideration for the lease increase by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the context.

For lease modifications that are not accounted for as a separate lease, the Group, at the effective date of the lease modification:

a)      Allocates the consideration in the modified contract;

b)      Determines the lease term of the modified lease; and

c)      Remeasures the lease liability by discounting the revised lease payments using a revised discount rate.

The revised discount rate is determined as the interest rate implicit in the lease for the remainder of the lease term if that rate can be readily determined, or the lessee’s incremental borrowing rate at the effective rate of the modification, if the interest rate implicit in the lease cannot be readily determined.

3.9    Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•        Expected to be realized or intended to be sold or consumed in normal operating cycle.

•        Held primarily for the purpose of trading.

•        Expected to be realized within twelve months after the reporting period.

•        Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•        It is expected to be settled in normal operating cycle.

•        It is held primarily for the purpose of trading.

•        It is due to be settled within twelve months after the reporting period.

•        There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

3.10  Revenue recognition

Revenue is recognized to the extent that the economic benefits will probably flow to the entity and can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account the contractually defined terms of payment and excluding discounts, rebates, returns, price adjustments and other transaction taxes or duties. The following specific recognition criteria must also be met before revenue is recognized:

3.10.1    Revenue from contracts with customers

Revenue from contracts with customers is considered in line with IFRS 15; which outlines a single comprehensive model of accounting for revenue arising from contracts with customers. It establishes a five-step model to recognize revenue arising from contracts with customers.

Step 1:       Identify the contract with a customer: A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria for each of those rights and obligations.

Step 2:       Identify the performance obligations in the contract: A performance obligation in a contract is a promise to transfer a good or service to the customer.

Step 3:       Determine the transaction price: Transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods and services to a customer, excluding amounts collected on behalf of third parties.

Step 4:       Allocate the transaction price to the performance obligations in the contract: For a contract that has more than one performance obligation, the Group will allocate the transaction price to each performance obligation in an amount that depicts the consideration to which the Group expects to be entitled in exchange for satisfying each performance obligation.

Step 5:       Recognize revenue as and when the entity satisfies a performance obligation at a point or over time.

The Group recognizes revenue over time if any one of the following criteria is met:

•        The customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs; or

•        The Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

•        The Group’s performance does not create an asset with an alternative use to the Group, and the Group has an enforceable right to payment for performance obligation completed to date.

The Group allocates the transaction price to the performance obligations in a contract based on the input method which requires revenue recognition on the basis of the Group’s efforts or inputs to the satisfaction of the performance obligations. The Group estimates the costs to complete the projects in order to determine the amount of revenue to be recognized.

When the Group satisfies a performance obligation by delivering the promised goods and services, it creates a contract asset based on the amount of consideration earned by the performance. Where the amount of consideration received from a customer exceeds the amount of revenue recognized, this gives rises to a contract liability.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

3.      Basis of presentation and significant accounting policies (cont.)

3.10.2    IT services

Revenue from IT services is recognized over time when it satisfies the performance obligation, based on the stage of completion agreed in the contract with customers. The stage of completion is assessed on the basis of the actual services performed as a percentage of the total services to be performed.

3.10.3    Maintenance and support service revenue

Revenue derived from maintenance contracts primarily includes telephone consulting, product updates, and releases of new versions of products previously purchased by the customer, as well as error reporting and correction services. Maintenance contracts are typically sold for a separate fee with initial contractual periods over an extended period with renewal for additional periods after that. Maintenance fees are generally billed annually in advance and revenue is recognized separately over time as per the terms of the maintenance agreement. In situations where all or a portion of the maintenance fee is bundled with the license fee, revenue for maintenance is determined based on prices when sold separately.

4.      Significant judgments and estimation uncertainty

The preparation of these consolidated financial statements in compliance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and contingent liabilities. Future events may occur, which will cause the assumptions used in arriving at the estimates to change. The effects of any change in estimates are reflected in the consolidated financial statements as they become reasonably determinable.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances

4.1    Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:

4.1.1 Revenue recognition

Management considers recognizing revenue over time; if one of the following criteria is met, otherwise, revenue will be recognized at a point in time:

•        the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•        the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

•        the Group’s performance does not create an asset with an alternative use to the Group, and the Group has an enforceable right to payment for performance completed to date.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

4.      Significant judgments and estimation uncertainty (cont.)

4.1.2 Judgements in determining the timing of satisfaction of performance obligations

The Group generally recognize revenue over time as it performs continuous transfer of control of goods/services to the customers. Because customers simultaneously receive and consume the benefits provided and the control transfer takes place over time, revenue is also recognized based on the extent of transfer/completion of the transfer of each performance obligation. In determining the method of measuring progress for these performance obligations, the Group considers the nature of these goods and services as well as the nature of its performance.

4.1.3 Determination of transaction prices

In the process of determining transaction prices in respect of its contracts with customers, the Group assesses the impact of any variable consideration in the contract due to discounts, penalties, the existence of any significant financing component or any non-cash consideration. In determining the impact of variable consideration, the Group uses the most likely amount method under IFRS 15 whereby the transaction price is determined by reference to the single most likely amount in a range of possible consideration amounts.

4.1.4 Transfer of control in contracts with customers

In cases where the Group determines that performance obligations are satisfied at a point in time, revenue is recognized when control over the assets is transferred to the customer or benefits of the services being provided is received and consumed by the customer.

When evaluating whether a customer obtains control of an asset, the Group considers its present right to payment for the asset, the customer’s legal title to the asset, physical possession of the asset, significant risks and rewards related to the ownership of the asset, the acceptance of the asset by the customer and also any agreements to repurchase the assets.

In cases where the Group determines that performance obligations are satisfied at a point in time, revenue is recognized when control over the asset that is the subject of the contract is transferred to the customer. In the case of contracts to sell real estate assets this is generally when the consideration for the unit has been substantially received, and there are no impediments in the handing over of the unit to the customer.

4.1.5 Employees’ end of service indemnity

Provision for employees’ end of service indemnity is grouped as a non-current liability on the judgment that the employees of the Group will be continued in the future periods irrespective of their visa expiry dates and other employment terms and conditions.

4.1.6 Determining the lease term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated) including the consideration of the life of underlying assets on the premises.

4.1.7 Contingencies

Contingent assets and liabilities are not recognized in the consolidated financial statements unless it is probable as a result of past events that an outflow of economic resources will be required to settle a present, a legal and constructive obligation; and the amount can be reliably estimated. Else, they are disclosed unless the possibility of an inflow or outflow, respectively of resources embodying economic benefits is remote.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

4.      Significant judgments and estimation uncertainty (cont.)

4.1.8 Impairment of non-financial assets

The Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount.

The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a DCF model and requires estimation of the expected future cash flows from the asset (or of the cash-generating unit) in the forecasted period and also to determine a suitable discount rate in order to calculate the present value of those cash flows. The discount rate reflects current market assessments of the time value of money and the risks specific to the asset.

4.1.9 Impairment of financial assets

In measuring the expected credit loss allowance for financial assets measured at amortized cost, management uses the Expected Credit Loss (ECL) model and assumptions about future economic conditions and credit behaviour such as likelihood of customer defaulting. Management considers the following judgements and estimates:

•        Development of ECL model, including formula and choice of inputs;

•        Determining the criteria if there has been a significant increase in credit risk and so allowances for financial assets should be measured on a lifetime ECL basis and the qualitative assessments;

•        The segmentation of financial assets when the ECL is assessed on a collective basis; and

•        Determination of associations between macroeconomic scenarios and, economic inputs, and their effect on probability of default (PDs), exposure at default (EADs) and loss given default (LGD); and

•        Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into ECL models.

4.2    Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the date of statement of financial position, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

4.2.1 Useful life of property, plant and equipment

Property, plant and equipment are depreciated over their estimated useful lives, which is based on expected usage of the asset and expected physical wear and tear which depends on operational factors. The management has not considered any residual value as it is deemed immaterial.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

5.      Property and equipment:

December 31, 2024	Tangible Assets
	Office and equipment	Furniture and fixtures	Vehicles	Sub total	Intangibles	Total
	USD	USD	USD	USD	USD	USD
Cost
As at Jun 30, 2024	317,729	25,288	32,807	375,823	136,193	512,016
Additions	—	—	—	—	—	—
Disposals	—	—	(1)	(1)	—	(1)
Exchange translation reserve	(2,580)	(125)	—	(2,705)	(2,142)	(4,847)
As at Dec 31, 2024	315,149	25,163	32,806	373,117	134,051	507,168
Accumulated depreciation
As at Jun 30, 2024	(289,143)	(21,070)	(32,807)	(343,020)	(136,193)	(479,213)
Depreciation for the year	(10,184)	(1,436)	—	(11,620)	—	(11,620)
Disposals	—	—	1	1	—	1
Exchange translation reserve	2,514	108	—	2,622	2,142	4,764
As at Dec 31, 2024	(296,813)	(22,398)	(32,806)	(352,017)	(134,051)	(486,068)
Carrying amount:
As at Dec 31, 2024	18,335	2,765	—	21,100	(0)	21,100

PROPERTY, PLANT AND EQUIPMENT
June 30, 2024

Cost
As at Jun 30, 2023	317,576	25,288	91,070	433,933	136,193	570,126
Additions	141	—		141	—	141
Disposals	—	—	(58,263)	(58,263)	—	(58,263)
Exchange translation reserve	(2,563)	(124)	—	(2,688)	(2,142)	(4,830)
As at Jun 30, 2024	315,154	25,163	32,807	373,124	134,051	507,174
Accumulated depreciation
As at Jun 30, 2023	(251,592)	(18,819)	(91,070)	(361,481)	(135,731)	(497,212)
Depreciation for the year	(37,144)	(2,238)	—	(39,383)	(455)	(39,838)
Disposals	—	—	58,263	58,263	—	58,263
Exchange translation reserve	2,107	96	—	2,203	2,135	4,338
As at Jun 30, 2024	(286,629)	(20,962)	(32,807)	(340,398)	(134,051)	(474,449)
Carrying amount:
As at Jun 30, 2024	28,524	4,201	—	32,725	—	32,725
Depreciation rates	20%	20%	20%	20%
Depreciation method	Straight line method	Straight line method	Straight line method	Straight line method

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

6.      Right-of-use assets

	Dec 2024	Jun 2024
As at July 01, 2024
Cost	181,304	184,202
Accumulated depreciation	(98,277)	(79,190
Net book value	83,027	105,012
Movement during the year
Additions
Less: Depreciation charge for the year	(10,058)	(22,479)
Exchange gain loss
Cost	(4,673)	(2,897)
Accumulated depreciation	2,686	3,392
	(1,987)	495
Balance as at Dec 31, 2024
Cost	176,632	181,304
Accumulated depreciation	(105,649)	(98,277)
Net book value	70,983	83,027

7.      Other non-current Assets

	Dec 2024	Jun 2024
Security deposit for rent	27,460	28,187
	27,460	28,187

7.1    This represents the amount deposited against the hiring of premises in India. This deposit is refundable upon the termination/expiry of the lease term

8.      Accounts and other receivables

	Dec 2024	Jun 2024
Receivable from customers	254,335	346,668
Less: loss allowance (Note 8.3)	(39,008)	(17,811)
	215,328	328,857
Advance to suppliers	(752)	1,721
Due from related parties	621
Deposits	14,413	40,523
Prepayments	(3,969)	80,875
Loans and advances	68,559	92,345
Other receivables	503,531	354,865
	797,730	899,185

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

8.      Accounts and other receivables (cont.)

8.1    Age-wise analysis of accounts receivables

	Dec 2024	Jun 2024
Not past due		2,985
Past due:
0 – 30 days	59,863	180,428
31 – 60 days	121,196	90,224
61 – 180 days	48,872	70,200
More than 180 days	24,404	2,831
	254,335	346,668

The Company measures the loss allowances for accounts receivables at an amount equal to lifetime ECL using the simplified approach. The expected credit loss on accounts receivables is estimated by using a provision matrix by reference to past default experience of debtors and an analysis of debtors’ current financial positions, adjusted for factors that are specific to the debtors’ economic conditions of the industry.

The Company has recognized/(reversed) a loss allowance of USD 21,042 (Jun 2024: USD (1,809)) based on the following provision matrix:

8.2    Provision matrix for loss allowance

Accounts receivables	Expected loss rate
Not past due	1%
0 – 30 days	2%
31 – 60 days	4%
61 – 180 days	15%
More than 180 days	100%

8.3    The Company does not hold any collateral or other credit enhancements over these balances, nor does it have a legal right of offset against any amounts owed by the Company to the counterparty. The average credit period is 30 days. No interest is being charged on accounts receivables

8.3    Movement in the loss allowance of accounts receivables

	Dec 2024	Jun 2024
Opening balance	17,687	19,496
Loss allowance on receivables (Note 23)	21,042	(1,809)
	38,729	17,687

8.4    Geographical analysis of accounts receivables

	Dec 2024	Jun 2024
United Arab Emirates	174,036	278,301
United States of America	13,183	14,712
India	28,109	35,843
	215,328	328,857

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

8.      Accounts and other receivables (cont.)

8.5    Related party transactions

The Company enters into transactions with parties that fall within the definition of a related party as contained in International Accounting Standard 24. Related parties comprise entities under common ownership and/or common management and control and key management personnel. The shareholders and the management decide on the terms and conditions of the transactions and services received/rendered from/to related parties as well as on other charges.

During the year, the Company entered into the following transactions with related parties:

With entities under common management and control:

	Dec 2024	Dec 2023
Sales	329,614	195,209
Purchases and direct expenses	328,757	56,200

9.      Cash and cash equivalents

	Dec 2024	Jun 2024
Cash in hand	76	79
Bank balances in current accounts	7,388	179,267
	38,729	17,687

10.    Share capital

		Dec 2024	Jun 2024
Tele – Apps (FZC)	10.1	40,837	40,837
Tele – Apps India (Private) Limited	10.2	148,540	148,540
Tele – Apps Inc, USA	10.3	12,746	12,746
		202,123	202,123

10.1  Tele-Apps (FZC)

The authorized, issued and paid-up share capital of the Company is AED 150,000/-divided into 1,500 shares of AED 100/-each.

10.2  Tele-Apps India (Private) Limited

The authorized share capital of the Company is INR 20,000,000/-divided into 2,000,000 shares of 10/-each.

The issued and paid-up share capital of the Company is INR 11,201,720/-divided into 1,120,172 shares of 10/-each.

10.3  Tele-Apps Inc, USA

The capital of stock in Tele-Apps Inc, USA is 5,000 dollars while the additional paid in capital is 7,743 dollars.

11     General reserve

This represents general reserve created in accordance with the Article 9 of the Memorandum of Association of the Tele-Apps (FZC), this has established by appropriation of 10% of the net profits for each year until the general reserve reaches 50% of the share capital.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

12.    Shareholders’ current account

	Dec 2024	Jun 2024
Mr. Nagarjan Novchur Ramaswamy	642,412	633,046
Mr. Sajee Thekkekara Poulose	1,376,645	1,423,936
	2,019,057	2,056,982

12.1  This represents amounts withdrawn by the shareholders to meet their personal expenses and is receivable by the group

13.    Borrowings

	Dec 2024	Jun 2024
Term Loan	1,196,278	1,467,857
	Dec 2024	Jun 2024
Due within 1 year	634,027	780,833
Due within 2-5 years	562,251	687,024
	1,196,278	1,467,857

13.1. The terms of the loans are as follows:

Lender	Mark-up rate	No. of instalments	Repayment commencement date	Maturity date	Dec 2024	June 2024
ADCB Business Loan	18.00%	48	25-Jun-23	25-May-27	55,589	64,738
Beehive P2P Limited	13.20%	Payable on the due date of each invoice			113,609	122,540
RAK Bank	21.75%	48	1-Nov-22	1-Nov-26	357,921	411,371
Beehive P2P Limited	14%	24	25-Apr-23	20-Mar-25	11,947	34,498
Dubai Islamic Bank	21%	24	12-Aug-22	12-Jul-24	1,700	—
Aditya Birla Finance Limited	15%	36	5-Jul-22	5-Jun-25	19,100	38,384
Axis Bank Limited	16%	36	5-Jun-22	5-May-25	11,783	21,320
Capital First/IDFC	15%	36	2-Jun-22	2-May-25	7,211	13,000
Deutsche Bank Loan	16%	36	5-Jun-22	5-May-25	11,736	21,259
Fullerton India Bank	16%	36	4-Jun-22	4-Jun-25	7,472	14,039
HDFC Business Loan	14%	36	6-Jun-22	6-May-25	9,644	21,045
IIFL LOAN	17%	36	3-Oct-23	3-Sep-26	27,323	32,914
Indusind Bank Limited	16%	36	13-May-22	4-May-25	6,973	12,691
Kotak Mahindra Bank	15%	36	13-May-22	10-May-25	7,154	12,858
Tata Capital Loan	15.5%	36	N/M	17-May-25	11,318	20,990
Yes Bank	17%	36	4-Jun-22	4-May-25	27,408	12,816
Bajaj Finserv	17.5%	48	26-Aug-23	2-Sep-27	27,408	31,941
Fedbank Financial Service Ltd	16.5%	36	2-Sep-23	2-Aug-26	31,969	38,468
Godrej Finance Limited	17%	36	26-Aug-23	26-Jul-26	20,882	23,886
ICICI Bank	17%	36	5-Oct-23	5-Sep-26	23,739	28,602
Kisetsu Saison Finance	16%	36	3-Oct-23	3-Sep-26	39,462	47,544
L&T Finance Ltd	16.5%	36	29-Aug-23	29-Jul-26	27,689	33,334
Poonawalla Fincorp	16%	36	3-Oct-23	3-Sep-26	31,484	37,984
SBM Loan	18%	36	29-Aug-23	29-Jul-26	15,067	19,080

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

13.    Borrowings (cont.)

Lender	Mark-up rate	No. of instalments	Repayment commencement date	Maturity date	Dec 2024	June 2024
Shriram Finance Limited	16%	48	28-Aug-23	28-Jul-27	45,801	51,609
Ugro Capital Limited	18%	36	29-Aug-23	29-Jul-26	20,331	24,353
Unity Small Finance	18%	36	4-Oct-23	4-Sep-26	15,696	19,138
ADIB Business Loan	18%	18	26-Jan-24	26-Jul-25	96,584	187,217
ENBD CC Quick Cash Loan		Fully repaid			—	5,431
Credit Card Loan ADCB		Not applicable			35,340	35,341
ENBD Credit Card – Balance Conversion		Fully repaid			—	29,466
Philip (Loan A/c) Repayable on demand		Repayable on demand			27,225	—
Funding Souq – Business Loan	15.0%	13	26-Sep-24	10-Apr-25	69,510	—
					1,196,278	1,467,857

Borrowings are secured against personal guarantee of the shareholder of the Company

14.    Lease liabilities

	Dec 2024	Jun 2024
As at beginning of the year	129,695	151,817
Recognized during the year
Interest expense for the year	10,503	21,292
Payments/adjustments made during the year	(30,963)	(43,414)
As at end of the year	109,234	129,695
Less: current maturity	(43,580)	(38,898)
	65,655	90,797

15.    Provision for employees’ end of service indemnity

	Dec 2024	Jun 2024
Opening balance	166,959	156,692
Charge for the year/period	8,646	37,080
Payments during the year/period	(4,044)	(26,813)
	171,560	166,959

Change in Defined Benefit Obligation

	Dec 2024	Jun 2024
Opening balance	166,959	156,692
Current service cost	16,250	39,885
Interest Cost	4,178	7,153
Benefit payments directly by employer	(4,045)	(26,813)
Actuarial (Gain)/Loss	(9,891)	(9,132)
Exchange gain loss	(1,891)	(826)
	171,560	166,959

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

15.    Provision for employees’ end of service indemnity (cont.)

Expense Recognized in P&L Statement

	Dec 2024	Dec 2023
Current service cost	16,250	39,885
Interest expense on DBO	4,178	7,153
Defined benefit cost included in P&L	20,428	47,038

Amount Recognized in Other Comprehensive Income

	Dec 2024	Dec 2023
Actuarial (Gain)/Loss due to Financial Assumption changes in DBO	(60)	(390)
Actuarial (Gain)/Loss due to Experience on DBO	(9,830)	(8,742)
Total Actuarial (Gain)/Loss included in OCI	(9,891)	(9,132)

Total Cost Recognized in Comprehensive Income

	Dec 2024	Dec 2023
Cost Recognized in P&L	20,428	47,038
Amounts Recognized in OCI	(9,891)	(9,132)
Total Cost Recognized in Comprehensive Income	10,537	37,905

16.    Accounts and other payables

	Dec 2024	Jun 2024
Payable to suppliers	88,555	115,650
Accruals	492,747	379,838
Advance from customers	3,458	4,350
VAT/Income tax payable	31,943	45,558
Contract liabilities	52,690	42,057
	669,393	587,453

17.    Short term borrowing

	Dec 2024	Jun 2024
Short term borrowing	94,681	141,291

17.1  The Company has utilized short term running finance facilities of USD 94,681 (Jun 2024: USD 141,291). The markup rates applicable during the year is Repo rate plus 5% (2023: Repo rate plus 5%) per annum on the balance outstanding. These are secured by way of Hypothecation over book debts and personal guarantee of the applicants. Mark-up is payable on monthly basis. The effective interest rate charged during the year is 9% per annum.

18     There is no contingencies of the company as of the balance sheet dates USD Nil (Jun 2024: Nil).

19.    Revenue

	Dec 2024	Dec 2023
Income from contract with customers:
IT service revenue	839,609	1,661,519
Maintenance and support service revenue	134,572	(99,158)
	974,181	1,562,361

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

20.    Direct expenses

	Dec 2024	Dec 2023
Cost of services	86,167	210,776
Staff cost (Note 24)	689,175	1,070,576
Depreciation (Note 25)	2,656	1,777
	777,997	1,283,129

21.    Other income

	Dec 2024	Dec 2023
Interest income	—	602
Gain on sale of fixed assets	—	16,715
Miscellaneous income	314	951
	314	18,268

22.    Selling and business promotion

	Dec 2024	Dec 2023
Advertising and marketing	2,077	2,833
Business promotion	1,899	37,527
	3,975	40,360

23.    General and administrative expenses

	Dec 2024	Dec 2023
Staff cost (Note 24)	51,873	80,581
Short term leases (Note 28)	27,479	4,678
License and professional	85,099	49,956
Depreciation on right of use assets	10,058	10,218
Loss allowance on receivables (Note 8.3)	21,218	(3,251)
Repairs and maintenance	5,836	6,200
Communications	14,571	22,405
Travelling	14,862	10,757
Vehicle expenses	1,256	2,753
Insurance	8,783	9,797
Exchange rate loss	1,995	3,848
Utilities	1,112	905
Fuel and power	4,723	4,944
Printing, postage & stationery	282	497
Software expense	2,300	3,902
Others	19,139	10,251
	270,587	218,441

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

24.    Staff cost

	Dec 2024	Dec 2023
Salaries and allowances	650,817	1,119,058
Staff benefits	67,974	(11,679)
Others staff cost	22,257	43,778
	741,048	1,151,157

Staff cost allocated to:

Direct expenses (Note 20)	689,175	1,070,576
General and administrative expenses (Note 23)	51,873	80,581
	741,048	1,151,157

25.    Depreciation

	Dec 2024	Dec 2023
Total depreciation	37,946	25,390
Less: depreciation charged to direct expenses (Note 20)	(2,656)	(1,777)
	35,290	23,612

26.    Finance cost

	Dec 2024	Dec 2023
Interest on borrowings (Note13)	102,080	116,118
Finance cost on lease	10,503	11,001
Bank charges	44,501	40,941
	157,084	168,060

27.    Cash and cash equivalents

	Dec 2024	Jun 2024
Cash and bank balance	7,465	179,346

28.    Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for short-term leases (leases of expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis.

The expense relating to payments not included in the measurement of the lease liability is as follows:

	Dec 2024	Jun 2024
Short-term leases (Note 23)	27,479	4,678

29.     Financial instruments

Significant accounting policies

Details of significant policies and methods adopted including the criteria for recognition for the basis of measurement in respect of each class of financial assets and financial liabilities are disclosed in Note 3 to the financial statements.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

29.    Financial instruments (cont.)

Categories of financial instruments

Management considers that the carrying amounts of financial assets and financial liabilities recognized at amortized cost in the financial statements approximate their fair values.

Financial Assets	Dec 2024	Jun 2024
Measured at amortized cost:
Cash and bank balance	7,465	179,346
Accounts and others receivables (less prepayments and advances)	802,451	816,589
	809,916	995,935
Financial Liabilities	Dec 2024	Jun 2024
Measured at amortized cost:
Accounts and other payables (less advances and VAT payable)	633,992	537,545
Short Term Borrowing	94,681	141,291
Long Term financing	1,196,278	1,467,857
	1,924,951	2,146,692

30.    Financial and other risk management

Management reviews overall financial and other risks covering specific areas, such as capital risk, liquidity risk, credit risk, and market risk.

The Company’s profile concerning exposure to financial risks identified below continues to be consistent.

30.1.1    Capital risk management

The capital is being managed by the Company in such a way that it is able to continue as a going concern while maximizing returns to investor. The Company’s overall strategy remains unchanged from previous year.

The capital structure of the Company consists of debt, which includes borrowings (Note 10), cash and cash equivalents and equity attributable to the shareholders of the Company; comprising of share capital, reserves, retained earnings and shareholders’ current account as disclosed in the statement of changes in equity.

30.1.2    Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing the return. The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates.

30.1.3    Foreign currency risk

The Company’s currency risk exposure relates to the exposure to the fluctuations in the foreign currency rates. There is no significant impact on USD as the UAE Dirham is pegged to the USD.

30.1.4    Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flow of a financial instrument will fluctuate because of the changes in the market rates. The Company is exposed to interest rate risk on its interest-bearing assets and liabilities (bank deposits and term loans). The risk is managed by the Company by maintaining an appropriate mix of fixed and floating rate borrowings.

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

30.    Financial and other risk management (cont.)

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting year. For floating rate assets and liabilities, the analysis is prepared assuming the amount of asset or liability outstanding at the end of the reporting period was outstanding for the whole year.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, the Company’s profit for the year ended June 30, 2024, would decrease/increase by USD 14,661/- (2023: USD 10,450/-).

30.1.5    Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Company and arises principally from the Company’s accounts and other receivables, and bank balances. The Company has adopted a policy of only dealing with creditworthy counterparties.

The Company attempts to control credit risk by monitoring credit exposures, limiting transactions with specific non-related counterparties, and continually assessing the creditworthiness of such non-related counterparties. Balances with banks are assessed to have low credit risk of default since these banks are highly regulated by the central banks of the respective countries.

The concentration of credit risk arises when a number of counterparties are engaged in similar business activities, or activities in the same geographic region, or have identical economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. The concentration of credit risk indicates the relative sensitivity of the Company’s performance to developments affecting a particular industry or geographic location. All balances with banks represent local commercial banks.

The amount that best represents maximum credit risk exposure on financial assets at the end of the reporting period, in the event counterparties fail to perform their obligations, generally approximates their carrying value. Accounts and other receivables and balances with banks are not secured by any collateral. The tables below detail the credit quality of the Company’s financial assets as well as the Company’s maximum exposure to credit risk by credit risk rating grades.

Credit risk grading framework:

The Company’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognizing e expected Credit losses(ECL)
Performing	The counter party has a low risk of default and does not have any past due amounts	12 month ECL
Doubtful	The amount is > 30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL — not credit impaired
In default	The amount is > 365 days past due or there is evidence indicating the asset is credit impaired.	Lifetime ECL — not credit impaired
Write off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	The amount is written off

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

30.    Financial and other risk management (cont.)

The tables below detail the credit quality of the Company’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Group	Rating	12 month or Life time ECL	Gross carrying amount	Loss allowance	Net carrying amount
June 30, 2024
Accounts Receivables	(i)	Lifetime ECL (Simplified approach)	$382,388	$(19,496)	$362,892

June 30, 2023
Accounts Receivables	(i)	Lifetime ECL (Simplified approach)	$543,640	$(29,939)	$513,701

____________

(i)      For accounts receivables, the Company has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Company determines the expected credit losses on these items based on historical credit loss experience, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

30.1.6    Liquidity risk

Liquidity risk refers to the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities at maturity date.

The Company manages the liquidity risk through risk management framework for the Company’s short-, medium-and long-term funding and liquidity requirements by maintaining sufficient cash and cash equivalents to ensure that funds are available to meet its commitments for liabilities as they fall due.

The table below analyses the Company’s remaining contractual maturity for its financial liabilities based on the remaining period at the end of the reporting period to the contractual maturity date. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant. The contractual maturity is based on the earliest date on which the Company may be required to pay.

As at December 31, 2024

Measured at amortized cost:	Within 1 year	More than 1 year	Total
Accounts and other payables (less advances and VAT payable)	633,992	—	633,992
Borrowings	634,027	562,251	1,196,278
	1,268,019	562,251	1,830,270

As at June 30, 2024

Measured at amortized cost:	Within 1 year	More than 1 year	Total
Accounts and other payables (less advances and VAT payable)	537,545	—	537,545
Borrowings	780,833	687,024	1,467,857
	1,318,378	687,024	2,005,401

TELE-APPS
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2024

31.    Segment information

Operating segment:

Information regarding the Company’s operating segments is set out below in accordance with IFRS 8 “Operating Segments”. The management of the Company assessed the Company into the following key business segments: IT services and Maintenance and support service.

These businesses are the basis on which the Company reports its primary segment information to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance.

Geographical segment:

The Group operates in the following geographical segments: GCC, India and USA.

32.    Comparative figures

Specific comparative figures have been reclassified/regrouped, wherever necessary, as to conform to the presentation adopted in these financial statements.

Independent Auditor’s Report

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Tele-Apps and its controlled entities (the Group) which comprise the consolidated statements of financial position as at June 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements including a summary of significant accounting policies.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of June 30, 2024 and 2023 and the results of its operations and its cash flows for each of the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 to the consolidated financial statements which indicates that the Group has negative working capital and is in deficit. These conditions indicate the existence of a material uncertainty that may cast doubt about the Group’s ability to continue as a going concern. Our opinion is not qualified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standard (IFRS) as issued by International Accounting Standards Board (IASB), and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with US GAAS, we:

•        Use professional judgment and exercise professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the financial statements are issued.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and internal control related matters identified during our audit.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425

AICPA Membership No 402307223

28 January 2025

TELE-APPS
Consolidated statement of financial position
As at June 30, 2024

	Notes	2024	2023
		USD	USD
Assets
Non-Current Assets
Property and equipment’s	5	32,725	72,915
Right of use assets	6	83,027	105,012
Other non-current assets	7	28.187	28,637
		143,939	206,564

Current Assets
Accounts and other receivables	8	899,184	634,107
Cash and cash equivalents	9	179,346	176,775
		1,078,530	810,882
Total Assets		1,222,469	1,017,446

Equity and Liabilities
Equity
Share capital	10	202,123	202,123
General Reserve	11	20,419	20,419
Retained Earnings		562,312	509,176
Shareholders’ current account	12	(2,056,982)	(1,876,208)
Total Equity		(1,272,128)	(1,144,490)

Liabilities
Non-Current Liabilities
Long term loan	13	687,024	585,832
Deferred tax liabilities		1,344	928
Lease liability	14	90,797	112,298
Provision for employees’ end of service indemnity	15	166,959	156,692
		946,123	855,749

Current Liabilities
Accounts payable and accrued liabilities	16	587,453	669,491
Short term borrowings	17	141,291	137,865
Current portion of long-term Financing	13	780,833	459,312
Current portion of lease liability	14	38,898	39,519
		1,548,475	1,306,187
Total Liabilities		2,494,598	2,161,937
Contingencies and Commitments	18	—	—
Total Equity and Liabilities		1,222,469	1,017,446

The accompanying notes are an integral part of these financial statements.

TELE-APPS
Consolidated statement of profit or loss and comprehensive income
For the year ended June 30, 2024

	Notes	2024	2023
		USD	USD
Revenue	19	2,947,531	4,347,177
Cost of sales	20	(2,339,137)	(3,683,877)
Gross profit		608,394	663,300

Operating expenses
Selling and marketing expenses	22	(45,442)	(11,015)
General and administrative expenses	23	(389,435)	(521,054)
Depreciation/amortization		(37,119)	(36,030)
Income from operations		136,398	95,201

Operating profit/(loss)
Other expenses		—	—
Finance cost	26	(390,214)	(253,048)
Foreign exchange (loss)/gain – realised		—	—
Other income	21	18,953	14,447
Profit/(loss) before tax		(234,863)	(143,400)
Provision for/recovery of taxes		(432)	(60,886)
Profit/(loss) for the year		(235,295)	(204,286)
Exchange translation reserve		288,431	50,448
Comprehensive profit/(loss) for the year		53,136	(153,838)

The accompanying notes are an integral part of these financial statements.

TELE-APPS
Consolidated statement of changes in equity
For the year ended June 30, 2024

	Share Capital	General Reserve	Shareholders’ Current account	Retained Earnings	Total Equity
	USD	USD	USD	USD	USD
Balance as at June 30, 2022	202,123	20,419	(1,237,498)	663,014	(351,942)
Changes in shareholders’ current account	—	—	(638,711)	—	(638,711)
Net profit for the year	—	—	—	(153,838)	(153,838)
Other comprehensive income/(loss)	—	—	—	—	—
Balance as at June 30, 2023	202,123	20,419	(1,876,209)	509,176	(1,144,491)

Balance as at July 1, 2023
prior year adjustment	—	—	—	—	—
Changes in shareholders Current account			(180,774)		(180,774)
Net profit for the year
Other comprehensive income/(loss)	—	—	—	53,136	53,136
Balance as at June 30, 2024	202,123	20,419	(2,056,983)	562,312	(1,272,129)

The accompanying notes are an integral part of these financial statements.

TELE-APPS
Consolidated Statement of Cashflows
For the year ended June 30, 2024

	Note	2024	2023
		USD	USD
Cash flows from operating activities
Profit/(loss) before tax		53,136	(153,838)
Adjustment for non-cash items:
Depreciation	25	39,913	38,742
Depreciation on right of use assets		21,985	25,577
Provision for deferred tax		416	1,456
Finance cost	26	390,214	253,048
Loss allowance on receivables	23	(1,633)	(10,269)
Provision for employees’ end of service indemnity	15	37,080	32,220
		541,110	186,936
Change in operating assets and liabilities
Changes in accounts receivables	8	(263,444)	577,199
Changes in other non-current assets		450	3,204
(Decrease)/increase in accounts payable and accrued liabilities	16	(82,038)	(79,788)
(Decrease)/increase in payment of employees’ end of service indemnity		(26,813)	(20,577)
Net cash flows from/(used in) operating activities		169,265	666,974

Cash flows from investing activities
Proceeds from sales of fixed assets		16,716	—
Additions to property, plant and equipment	5	(16,439)	(27,128)
Net cash flows from/(used in) investing activities		277	(27,128)

Cash flows from financing activities
Net amount received from borrowings	13	422,713	169,201
Increase in/(Repayment of) lease liabilities		(22,122)	(21,133)
Increase in/(Repayment of) of finance cost	26	(390,214)	(253,048)
Net movements in shareholders’ current account	12	(180,774)	(638,711)
Net cash from/(used in) financing activities		(170,397)	(743,691)

Net increase/(decrease) in cash and cash equivalents		(855)	(103,845)
Cash and cash equivalents at the beginning of the year		38,910	142,756
Cash and cash equivalents at the end of the year	27	38,055	38,911

The accompanying notes are an integral part of these financial statements.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

1.      General information and nature of operations

TELE-APPS comprises of Tele-Apps (FZC), Tele-Apps India (Private) Limited and Tele-Apps Inc, USA (the Group).

Tele-Apps FZC was registered with Sharjah Airport International Free Zone Authority, Sharjah — United Arab Emirates, as a Free Zone Company with Limited Liability, under License No. 05293 for its trading activity and under License No. 12791 for providing IT services and solutions, on September 09, 2007.

Tele-Apps India Pvt. Ltd. Domiciled and incorporated in India having its registered office at Kannammai Building, No. 611 6th Floor, Anna Salai, Chennai, Tamil Nadu — 600006. The Company is engaged in service sector focusing in telephony application services, custom software development and independent testing.

These consolidated financial statements of the Group incorporate results of the following controlled entities:

Tele-Apps Inc was registered with State of Delaware, USA having its registered office at 1201 North Orange Street, Suit No. 762 Wilmington, DE 19801. The company is engaged in providing IT services and solutions.

These consolidated financial statements of the Group incorporate results of the following controlled entities:

Name of Entity	Principal Activities	Country of Incorporation
Tele-Apps (FZC).	IT Services & Solutions	Free Zone Company Sharjah, United Arab Emirates
Tele-Apps India (Private) Limited.	Telephony Application Services & Custom Software Development	Tamil Nadu, INDIA
Tele-Apps Inc, USA (the Group)	IT Services and Solutions	Wilmington, USA

2.      Adoption of new and revised International Financial Reporting Standards and Interpretations

2.1    Standards, interpretations and amendments to published approved accounting standards

The following amendments to existing standards have been published that are applicable to the Group’s financial statements covering annual periods, beginning on or after the following dates:

2.11  Effective and adopted in the current year

At the date of authorization of these consolidated financial statements certain new amendments to existing standards have been published and are mandatory for the current accounting period. These amendments did not have a material impact on the consolidated financial statements and are set out below:

•        Property, Plant and Equipment:    Proceeds before intended use — Amendments to IAS 16;

•        Reference to the Conceptual Framework — Amendments to IFRS 3;

•        Onerous Contracts (Costs of Fulfilling a contract) — Amendments to IAS 37; and

•        Annual Improvements to IFRS Standards 2018-2020:

2.1.2 Not yet effective and have not been early adopted

•        There is a standard and certain other amendment to accounting and reporting standards that are not yet effective and are considered either not to be relevant or to have any significant impact on the Group’s financial statements and operations and, therefore, have not been disclosed in these consolidated financial statements.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies

3.1    Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS.

These consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities that are measured at fair value, as stated in the accounting policies.

3.2    Basis of measurement

These consolidated financial statements have been prepared under the historical cost basis.

Historical cost is generally based on the fair value of the consideration given in exchange of goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

3.3    Functional and presentation currency

These consolidated financial statements are presented in US Dollars (“USD”), which is the functional currency of Tele-Apps Inc, USA. Group Companies determine their own functional currency related to the primary economic environment in which they operate.

i)       Transactions and balances

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are retranslated into the functional currency at the exchange rates prevailing at the end of the reporting period. The resulting foreign exchange gains and losses, other than those on qualifying cash flow hedges, net investment in foreign operations and qualifying net investment hedges which are deferred in other comprehensive income, are recognized in the consolidated income statement.

ii)      Group companies

For the purpose of consolidation, where functional currencies of companies (none of which has the currency of hyperinflationary economy) are different from USD, income, comprehensive income and cash flow statements of subsidiaries are translated into USD at average exchange rates for the year that approximate the cumulative effect of rates prevailing on the transaction dates. Their assets and liabilities at the reporting date are translated at the closing exchange rates at that date. The resulting exchange differences are recognized in other comprehensive income.

3.4     Operating fixed assets

3.4.1     Property, plant and equipment

Cost

Property, plant and equipment are carried at historical cost, less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are recognized in the income statement during the financial period in which they are incurred.

Depreciation on assets is calculated on the straight-line method, at rates calculated to allocate the cost of assets less their estimated residual value over their expected useful lives as follows:

Class of fixed assets	Depreciation rate (%)/Useful Lives	Depreciation method
Computer equipment	5 Years	Straight line method
Office equipment	5 Years	Straight line method
Furniture and fixtures	5 Years	Straight line method
Vehicles	5 Years	Straight line method

The residual values, useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefit from these assets, and adjusted prospectively, if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount if the carrying amount is greater than its estimated recoverable amount.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of comprehensive income.

Assets that have an indefinite useful life, for example, goodwill or intangible assets not ready to use, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization/depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of one to five years. For more extended periods, a long-term growth rate is calculated and applied to projected future cash flows after the fifth year.

Impairment losses are recognized in the income statement in expense categories consistent with the function of the impaired asset, except for assets previously revalued with the revaluation taken to other comprehensive income. For such assets, the impairment is recognized in other comprehensive income up to the amount of any previous revaluation.

3.6    Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

3.6.1 Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

3.6.2 Classification of financial assets

Financial assets at amortized cost:

Debt instruments that meet the following conditions are measured subsequently at amortized cost:

•        the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•        the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s financial assets measured at amortized cost consist of accounts and other receivables (excluding prepayments and advances) and cash and cash equivalents.

Financial assets at fair value through other comprehensive income (FVTOCI):

(a)     Debt instruments classified as at FVTOCI:

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (FVTOCI):

•        the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•        the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(b)    Equity instruments classified as at FVTOCI:

On initial recognition, the Group may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

A financial asset is held for trading if:

•        it has been acquired principally for the purpose of selling it in the near term; or

•        on initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has evidence of a recent actual pattern of short-term profit-taking; or

•        it is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the investments’ revaluation reserve. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity investments, instead, it is transferred to retained earnings.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

Dividends on these investments in equity instruments are recognized in profit or loss in accordance with IFRS 9 unless the dividends clearly represent a recovery of part of the cost of the investment. The Group designated all investments in equity instruments that are not held for trading as at FVTOCI on initial recognition.

The Group does not hold any financial assets at FVTOCI.

Financial assets at fair value through profit & loss account (FVTPL):

By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL).

Despite the preceding, the Company may make the following irrevocable election/designation at initial recognition of a financial asset:

•        the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if specific criteria are met; and

•        the Group may irrevocably designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

The Group does not hold any financial assets at FVTPL.

3.6.3 Classification of financial assets

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.

For financial instruments other than purchased or originated credit-impaired financial assets (i.e. assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.

Interest income is recognized using the effective interest method for debt instruments measured subsequently at amortized cost and at FVTOCI. For financial instruments other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset.

If in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset.

3.6.4 Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on accounts and other receivables. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group recognizes lifetime ECL for accounts and other receivables, and related party balances. The expected credit losses on these financial assets are estimated based on the Group’s historical credit loss experience of the debtor, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Investments in equity instruments designated as investments at FVTPL and FVTOCI are not subject to impairment.

3.6.5 Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, obtained from economic expert reports, and other similar organizations, as well as consideration of various external sources of actual and forecast economic information that relates to the Group’s core operations.

Despite the foregoing, the Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:

•        The financial instrument has a low risk of default;

•        The borrower has a strong capacity to meet its contractual cash flow obligations in the near term; and

•        Adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying a significant increase in credit risk before the amount becomes past due.

3.6.6 Definition of default

The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that receivables that meet either of the following criteria are generally not recoverable;

•        when there is a breach of financial covenants by the counterparty; or

•        information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full.

Irrespective of the above analysis, the Group considers that default has occurred when a financial asset is more than 30 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

3.6.7 Credit impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•        the significant financial difficulty of the issuer or the borrower;

•        a breach of contract, such as a default or past due event;

•        the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•        it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

•        the disappearance of an active market for that financial asset because of financial difficulties.

3.6.8 Write off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

3.6.9 Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.

If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date, except for assets for which simplified approach was used.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3.6.10    De-recognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains all the risks and rewards of ownership substantially and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains all the risks and rewards of ownership of a transferred financial asset substantially, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

3.6.11    Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received net of direct issue costs.

Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL. However, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies, and financial guarantee contracts issued by the Group, are measured in accordance with the specific accounting policies set out below:

Financial liabilities measured subsequently at amortized cost

Financial liabilities that are not:

•        contingent consideration of an acquirer in a business combination,

•        held-for-trading, or

•        designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of financial liability.

The Group’s financial liabilities measured at amortized cost consists of accounts and other payables (Less advances and VAT payables), due to related parties and bank borrowings.

Bank borrowings

Bank borrowings are recognized initially at fair value, net of transaction costs incurred. Bank borrowings are subsequently carried at amortized cost: any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until a drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.6.12    Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

3.7    Value added tax

Output value-added tax related to sales is payable to tax authorities on the earlier of:

•        collection of receivables from customers or

•        delivery of goods or services to customers.

Input VAT is generally recoverable against output VAT upon receipt of the VAT invoice. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases is recognized in the statement of financial position on a gross basis — unless the Group has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Where provision has been made for the ECL of receivables, the impairment loss is recorded for the gross amount of the debtor, including VAT.

3.8    Borrowing costs

Borrowing costs related to the acquisition, construction and production of the qualifying assets are treated as part of the cost of the relevant assets. Qualifying assets are those assets that take a substantial period to get ready for their intended use. The borrowing costs eligible for capitalization are the actual borrowing costs incurred on the borrowing during the year less any investment income on the temporary investment of those borrowings.

The borrowing costs eligible for capitalization are determined by applying capitalization rate to the expenditures on the qualifying assets.

The capitalization rate is the weighted average of the borrowing applicable to the borrowings of the Group that are outstanding during the year, other than borrowings made specifically for the purpose of obtaining the qualifying assets.

Capitalization of borrowing costs commence when:

•        Expenditures for the qualifying assets being incurred.

•        Borrowing costs are being incurred, and

•        Activities that are necessary to prepare the qualifying assets for their intended use or sale are in progress.

Capitalization of borrowing costs ceases when substantially all activities necessary to prepare the qualifying assets for their intended use or sale are complete.

All other borrowing costs are expensed in the period in which they occur.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

3.9    Provision for employees’ end of service indemnity

Estimated amounts required to cover employees’ end of service indemnity at the date of statement of financial position are computed pursuant to the UAE Federal Labour Law No. 8 of 1980 based on the employees’ accumulated period of service and current remuneration at the date of statement of financial position.

The management is of the opinion that no significant difference would have arisen had the liability been calculated on an actuarial basis as salary inflation and discount rates are likely to have approximately equal and opposite effects.

3.10  Leases

At the inception of a contract, the Group assesses whether the contract is, or contains a lease. A contract is or contains a lease if the contracts convey the right to control the use of an identified asset for the Group for a period in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

•        The contract involves the use of an identified asset; this may be specified explicitly or implicitly and should be physically distinct or represent substantially all the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified.

•        The Group has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

•        The Group has the right to direct the use of the asset. The Group has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Group has the right to direct the use of the asset if either:

—     The Group has the right to operate the asset; or

—     The Group designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on a reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component based on their relative stand-alone prices.

However, where the contract is not separable into a lease and non-lease component then the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group determines the lease term as the non-cancellable period of a lease, together with both:

a)      periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and

b)      periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of a lease.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

3.10.1    Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, plus an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located and lease payments made at or before the commencement date less any lease incentives received unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term.

The recognized right-of-use assets are subsequently depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. Also, the right-of-use assets are periodically reduced by impairment losses, if any and adjusted for certain remeasurements of the lease liability.

3.10.2    Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of property, plant and equipment (those leases that have a lease term of 12 months or less and do not contain a purchase option). It also applies the lease of low-value assets exemption to leases that are considered of low value. Lease payments on short-term leases and lease of low-value assets are recognized as expense on a straight-line basis over the lease term.

3.10.3    Lease liability

The lease liability is initially recognized at the present value of the lease payments that are not paid in the commencement date. The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the Group used its incremental borrowing rate.

After initial recognition, the lease liability is measured by:

a)      Increasing the carrying amount to reflect interest on the lease liability.

b)      Reducing the carrying amount to reflect the lease payments made; and

c)      Remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments. Where;

a)      There is a change in the lease term as a result of reassessment of certainty to exercise an exercise option, or not to exercise a termination option as discussed above; or

b)      There is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the contract of a purchase option, the Group remeasures the lease liability to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determined the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term if that rate can be readily determined.

c)      There is a change in the amounts expected to be payable under a residual value guarantee; or

d)      There is a change in future lease payments resulting from a change in an index or a rate used to determine those payments, including a change to reflect changes in market rental rates following a market rent review. The Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate unless the change in lease payments results from a change in floating interest rates. In such case, the Group use a revised discount rate that reflects a change in the interest rate.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

The Group recognizes the amount of the re-measurements of lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced to zero, and there is a further deduction in the measurement of the lease liability, the Group recognizes any remaining amount of the re-measurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

a)      The modification increases the scope of the lease by adding the right to use one or more underlying assets; and

b)      The consideration for the lease increase by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the context.

For lease modifications that are not accounted for as a separate lease, the Group, at the effective date of the lease modification:

a)      Allocates the consideration in the modified contract;

b)      Determines the lease term of the modified lease; and

c)      Remeasures the lease liability by discounting the revised lease payments using a revised discount rate.

The revised discount rate is determined as the interest rate implicit in the lease for the remainder of the lease term if that rate can be readily determined, or the lessee’s incremental borrowing rate at the effective rate of the modification, if the interest rate implicit in the lease cannot be readily determined.

3.11   Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•        Expected to be realized or intended to be sold or consumed in normal operating cycle.

•        Held primarily for the purpose of trading.

•        Expected to be realized within twelve months after the reporting period.

•        Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•        It is expected to be settled in normal operating cycle.

•        It is held primarily for the purpose of trading.

•        It is due to be settled within twelve months after the reporting period.

•        There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

3.12  Revenue recognition

Revenue is recognized to the extent that the economic benefits will probably flow to the entity and can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account the contractually defined terms of payment and excluding discounts, rebates, returns, price adjustments and other transaction taxes or duties. The following specific recognition criteria must also be met before revenue is recognized:

3.12.1    Revenue from contracts with customers

Revenue from contracts with customers is considered in line with IFRS 15; which outlines a single comprehensive model of accounting for revenue arising from contracts with customers. It establishes a five-step model to recognize revenue arising from contracts with customers.

Step 1:    Identify the contract with a customer: A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria for each of those rights and obligations.

Step 2:    Identify the performance obligations in the contract: A performance obligation in a contract is a promise to transfer a good or service to the customer.

Step 3:    Determine the transaction price: Transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods and services to a customer, excluding amounts collected on behalf of third parties.

Step 4:    Allocate the transaction price to the performance obligations in the contract: For a contract that has more than one performance obligation, the Group will allocate the transaction price to each performance obligation in an amount that depicts the consideration to which the Group expects to be entitled in exchange for satisfying each performance obligation.

Step 5:    Recognize revenue as and when the entity satisfies a performance obligation at a point or over time.

The Group recognizes revenue over time if any one of the following criteria is met:

•        The customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs; or

•        The Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

•        The Group’s performance does not create an asset with an alternative use to the Group, and the Group has an enforceable right to payment for performance obligation completed to date.

The Group allocates the transaction price to the performance obligations in a contract based on the input method which requires revenue recognition on the basis of the Group’s efforts or inputs to the satisfaction of the performance obligations. The Group estimates the costs to complete the projects in order to determine the amount of revenue to be recognized.

When the Group satisfies a performance obligation by delivering the promised goods and services, it creates a contract asset based on the amount of consideration earned by the performance. Where the amount of consideration received from a customer exceeds the amount of revenue recognized, this gives rises to a contract liability.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

3.      Basis of presentation and significant accounting policies (cont.)

3.12.2    IT services

Revenue from IT services is recognized over time when it satisfies the performance obligation, based on the stage of completion agreed in the contract with customers. The stage of completion is assessed on the basis of the actual services performed as a percentage of the total services to be performed.

3.12.3    Maintenance and support service revenue

Revenue derived from maintenance contracts primarily includes telephone consulting, product updates, and releases of new versions of products previously purchased by the customer, as well as error reporting and correction services. Maintenance contracts are typically sold for a separate fee with initial contractual periods over an extended period with renewal for additional periods after that. Maintenance fees are generally billed annually in advance and revenue is recognized separately over time as per the terms of the maintenance agreement. In situations where all or a portion of the maintenance fee is bundled with the license fee, revenue for maintenance is determined based on prices when sold separately.

4.      Significant judgments and estimation uncertainty

The preparation of these consolidated financial statements in compliance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and contingent liabilities. Future events may occur, which will cause the assumptions used in arriving at the estimates to change. The effects of any change in estimates are reflected in the consolidated financial statements as they become reasonably determinable.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances

4.1    Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:

4.1.1 Revenue recognition

Management considers recognizing revenue over time; if one of the following criteria is met, otherwise, revenue will be recognized at a point in time:

•        the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•        the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

•        the Group’s performance does not create an asset with an alternative use to the Group, and the Group has an enforceable right to payment for performance completed to date.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

4.      Significant judgments and estimation uncertainty (cont.)

4.1.2 Judgements in determining the timing of satisfaction of performance obligations

The Group generally recognize revenue over time as it performs continuous transfer of control of goods/services to the customers. Because customers simultaneously receive and consume the benefits provided and the control transfer takes place over time, revenue is also recognized based on the extent of transfer/completion of the transfer of each performance obligation. In determining the method of measuring progress for these performance obligations, the Group considers the nature of these goods and services as well as the nature of its performance.

4.1.3 Determination of transaction prices

In the process of determining transaction prices in respect of its contracts with customers, the Group assesses the impact of any variable consideration in the contract due to discounts, penalties, the existence of any significant financing component or any non-cash consideration. In determining the impact of variable consideration, the Group uses the most likely amount method under IFRS 15 whereby the transaction price is determined by reference to the single most likely amount in a range of possible consideration amounts.

4.1.4 Transfer of control in contracts with customers

In cases where the Group determines that performance obligations are satisfied at a point in time, revenue is recognized when control over the assets is transferred to the customer or benefits of the services being provided is received and consumed by the customer.

When evaluating whether a customer obtains control of an asset, the Group considers its present right to payment for the asset, the customer’s legal title to the asset, physical possession of the asset, significant risks and rewards related to the ownership of the asset, the acceptance of the asset by the customer and also any agreements to repurchase the assets.

In cases where the Group determines that performance obligations are satisfied at a point in time, revenue is recognized when control over the asset that is the subject of the contract is transferred to the customer. In the case of contracts to sell real estate assets this is generally when the consideration for the unit has been substantially received, and there are no impediments in the handing over of the unit to the customer.

4.1.5 Employees’ end of service indemnity

Provision for employees’ end of service indemnity is grouped as a non-current liability on the judgment that the employees of the Group will be continued in the future periods irrespective of their visa expiry dates and other employment terms and conditions.

4.1.6 Determining the lease term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated) including the consideration of the life of underlying assets on the premises.

4.1.7 Contingencies

Contingent assets and liabilities are not recognized in the consolidated financial statements unless it is probable as a result of past events that an outflow of economic resources will be required to settle a present, a legal and constructive obligation; and the amount can be reliably estimated. Else, they are disclosed unless the possibility of an inflow or outflow, respectively of resources embodying economic benefits is remote.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

4.      Significant judgments and estimation uncertainty (cont.)

4.1.8 Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount.

The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a DCF model and requires estimation of the expected future cash flows from the asset (or of the cash-generating unit) in the forecasted period and also to determine a suitable discount rate in order to calculate the present value of those cash flows. The discount rate reflects current market assessments of the time value of money and the risks specific to the asset.

4.1.9 Impairment of financial assets

In measuring the expected credit loss allowance for financial assets measured at amortized cost, management uses the Expected Credit Loss (ECL) model and assumptions about future economic conditions and credit behaviour such as likelihood of customer defaulting. Management considers the following judgements and estimates:

•        Development of ECL model, including formula and choice of inputs;

•        Determining the criteria if there has been a significant increase in credit risk and so allowances for financial assets should be measured on a lifetime ECL basis and the qualitative assessments;

•        The segmentation of financial assets when the ECL is assessed on a collective basis; and

•        Determination of associations between macroeconomic scenarios and, economic inputs, and their effect on probability of default (PDs), exposure at default (EADs) and loss given default (LGD); and

•        Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into ECL models.

The Group recognizes lifetime expected credit loss (ECL) for accounts and other receivables using the simplified approach (Note 6). Allowance for impairment losses on accounts receivables is USD 52,444/- (2021: USD 34,608/-).

4.2    Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the date of statement of financial position, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

4.2.1 Useful life of property, plant and equipment

Property, plant and equipment are depreciated over their estimated useful lives, which is based on expected usage of the asset and expected physical wear and tear which depends on operational factors. The management has not considered any residual value as it is deemed immaterial.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

5.      Property and equipment:

	Tangible Assets
	Office and IT Equipment	Furniture and Fixture	Vehicles	Sub Total	Intangibles Assets	Total
	USD	USD	USD	USD	USD	USD
Cost
As at June 30, 2022	298,614	24,489	91,070	414,173	141,315	555,488
Additions during the year	25,679	1,066	—	26,745	201	26,946
Disposals during the year	—	—	—	—		—
Exchange gain/(loss)	(6,717)	(268)	—	(6,985)	(5,323)	(12,308)
As at June 30, 2023	317,576	25,288	91,070	433,933	136,193	570,126
Additions during the year	141	—	—	141	—	141
Disposals during the year	—	—	(58,263)	(58,263)	—	(58,263)
Exchange gain/(loss)	(2,563)	(124)	—	(2,688)	(2,142)	(4,830)
As at June 30, 2024	315,154	25,163	32,807	373,124	134,051	507,174
						1,330,795
Accumulated depreciation
As at June 30, 2022	(219,772)	(17,297)	(91,070)	(328,140)	(140,258)	(468,398)
Depreciation for the year	(34,448)	(1,739)	—	(36,186)	(490)	(36,677)
Written off during the year	—	—	—	—	—	—
Exchange gain/(loss)	2,628	217	—	2845	5,018	7,863
As at June 30, 2023	(251,592)	(18,819)	(91,070)	(361,481)	(135,731)	(497,212)
Depreciation for the year	(37,144)	(2,238)	—	(39,383)	(455)	(39,838)
Written off during the year	—	—	58,263	58,263	—	58,263
Exchange gain/(loss)	2,107	96	—	2,203	2,135	4,338
As at June 30, 2024	(286,629)	(20,962)	(32,807)	(340,398)	(134,051)	(474,449)

Net book value
As at June 30, 2024	28,524	4,201	—	32,725	—	32,725
As at June 30, 2023	65,984	6,468	—	72,452	463	72,915
Depreciation rates	20%	20%	20%	20%
Depreciation method	Straight line method	Straight line method	Straight line method	Straight line method

6.      Right of use assets and liabilities

Right of use assets	USD
The analysis by type of right of use asset is as follows:

As at June 30, 2022	130,589
Addition during the year	—
Depreciation for the year	(20,755)
Exchange gain/(loss)	(4,822)
As at June 30, 2023	105,012
Addition during the year	—
Depreciation for the year	(20,390)
Exchange gain/(loss)	(1,595)
As at June 30, 2024	83,027

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

7.      Other non-Current Assets

	Note	2024	2023
		USD	USD
Security deposit for rent	7.1	28,187	28,637
		28,187	28,637

7.1    This represents the amount deposited against the hiring of premises in India. This deposit is refundable upon the termination/expiry of the lease term.

8.      Accounts and other receivables

The analysis by type of right of use asset is as follows:

	2024	2023
	USD	USD
Receivable from Customers	346,668	382,388
Less: Loss Allowance (Note 8.3)	(17,811)	(19,496)
	328,857	362,892
Advance to Suppliers	1,721	654
Deposits	40,523	60,054
Prepayments	80,875	45,929
Loans and advances	92,345	84,186
Other receivables	354,864	80,393
	899,185	634,108

8.1    Age-wise analysis of accounts receivables

	2024	2023
	USD	USD
Not past due	2,985	382
Past due:
0-30 days	180,428	233,906
31-60 days	90,224	93,562
61-180 days	70,200	62,670
More than 180days	2,831	1,867
	346,668	382,387

The Company measures the loss allowances for accounts receivables at an amount equal to lifetime ECL using the simplified approach. The expected credit loss on accounts receivables is estimated by using a provision matrix by reference to past default experience of debtors and an analysis of debtors’ current financial positions, adjusted for factors that are specific to the debtors’ economic conditions of the industry.

The Company has reversed a loss allowance of USD 1,809 (2023: USD 10,493) based on the following provision matrix:

8.2    Provision matrix for loss allowance

Expected Loss Rate
Not due	1%
0-30 days	2%
31-60 days	4%
61-180 days	15%
More than 180 days	100%

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

8.      Accounts and other receivables (cont.)

The Company does not hold any collateral or other credit enhancements over these balances, nor does it have a legal right of offset against any amounts owed by the Company to the counterparty. The average credit period is 30 days. No interest is being charged on accounts receivables.

8.3    Movement in the loss allowance of accounts receivables

	Note	2024	2023
		USD	USD
Opening Balance		19,496	29,939
Exchange translation reserve		(51)	(175)
Loss allowance on receivables		(1,633)	(10,269)
	23	17,812	19,495

8.4    Geographical analysis of accounts receivables

	2024	2023
	USD	USD
United Arab Emirates	278,301	180,354
United States of America	14,712	41,106
India	35,843	141,432
	328,856	362,892

8.5    Related party transactions

The Company enters into transactions with parties that fall within the definition of a related party as contained in International Accounting Standard 24. Related parties comprise entities under common ownership and/or common management and control and key management personnel. The shareholders and the management decide on the terms and conditions of the transactions and services received/rendered from/to related parties as well as on other charges.

During the year, the Company entered into the following transactions with related parties:

	2024	2023
	USD	USD
With entities under common management and control:
Sales	1,210,303	814,085
Purchases and direct expense	978,145	807,313

9.      Cash and cash equivalents

	2024	2023
	USD	USD
Cash in hand	79	285
Bank balances in current accounts	179,267	176,490
	179,346	176,775

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

10.    Share capital

		2024	2023
		USD	USD
Tele-Apps (FZC)	10.1	40,837	40,837
Tele-Apps India (Private) Limited	10.2	148,540	148,540
Tele-Apps Inc, USA	10.3	12,746	12,746
		202,123	202,123

10.1   Tele-Apps (FZC)

The authorized, issued and paid-up share capital of the Company is AED 150,000/- divided into 1,500 shares of AED 100/- each.

10.2  Tele-Apps India (Private) Limited

The authorized share capital of the Company is INR 20,000,000/- divided into 2,000,000 shares of 10/- each.

The issued and paid-up share capital of the Company is INR 11,201,720/- divided into 1,120,172 shares of 10/- each.

10.3  Tele-Apps Inc, USA

The capital of stock in Tele-Apps Inc, USA is 5,000 dollars while the additional paid in capital is 7,743 dollars.

11.    General reserve

This represents general reserve created in accordance with the Article 9 of the Memorandum of Association of the Tele-Apps (FZC), this has established by appropriation of 10% of the net profits for each year until the general reserve reaches 50% of the share capital.

12.    Shareholders’ current account

		2024	2023
		USD	USD
Mr. Nagarjan Novchur Ramaswamy		633,046	689,603
Mr. Sajee Thekkekara Poulose		1,423,936	1,186,605
	12.1	2,056,982	1,876,208

10.4 This represents amounts withdrawn by the shareholders to meet their personal expenses and is receivable by the group

13.    Borrowings

		2024	2023
		USD	USD
Term Loan	13.1	1,467,857	1,045,144

Due within 1 year		780,833	459,312
Due within 2-5 years		687,024	585,832
		1,467,857	1,045,144

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

13.    Borrowings (cont.)

13.1 the terms of loans are as follows:

Lender	Mark-up rate	No. of instalments	Repayment commencement date	Maturity date	2024	2023
ADCB Business Loan	18.00%	48	25-Jun-23	25-May-27	64,738	80,503
Beehive P2P Limited	13.20%	Payable on the due date of each invoice			122,540	136,129
RAK Bank	21.75%	48	1-Nov-22	1-Nov-26	411,371	347,651
Beehive P2P Limited	14%	24	25-Apr-23	20-Mar-25	34,498	75,602
Dubai Islamic Bank	21%	24	12-Aug-22	12-Jul-24	—	80,706
Aditya Birla Finance Limited	15%	36	5-Jul-22	5-Jun-25	38,384	30,493
Axis Bank Limited	16%	36	5-Jun-22	5-May-25	21,320	42,096
Capital First/IDFC	15%	36	2-Jun-22	2-May-25	13,000	25,700
Deutsche Bank Loan	16%	36	5-Jun-22	5-May-25	21,259	42,025
Fullerton India Bank	16%	36	4-Jun-22	4-Jun-25	14,039	26,431
HDFC Business Loan	14%	36	6-Jun-22	6-May-25	21,045	41,796
IIFL LOAN	17%	36	3-Oct-23	3-Sep-26	32,914	(75)
Indusind Bank Limited	16%	36	13-May-22	4-May-25	12,691	25,159
Kotak Mahindra Bank	15%	36	13-May-22	10-May-25	12,858	25,293
Tata Capital Loan	15.5%	36	N/M	17-May-25	20,990	40,347
Yes Bank	17%	36	4-Jun-22	4-May-25	12,816	25,289
Bajaj Finserv	17.5%	48	26-Aug-23	2-Sep-27	31,941	—
Fedbank Financial Service Ltd	16.5%	36	2-Sep-23	2-Aug-26	38,468	—
Godrej Finance Limited	17%	36	26-Aug-23	26-Jul-26	23,886	—
ICICI Bank	17%	36	5-Oct-23	5-Sep-26	28,602	—
Kisetsu Saison Finance	16%	36	3-Oct-23	3-Sep-26	47,544	—
L&T Finance Ltd	16.5%	36	29-Aug-23	29-Jul-26	33,334	—
Poonawalla Fincorp	16%	36	3-Oct-23	3-Sep-26	37,984	—
SBM Loan	18%	36	29-Aug-23	29-Jul-26	19,080	—
Shriram Finance Limited	16%	48	28-Aug-23	28-Jul-27	51,609	—
Ugro Capital Limited	18%	36	29-Aug-23	29-Jul-26	24,353	—
Unity Small Finance	18%	36	4-Oct-23	4-Sep-26	19,138	—
ADIB Business Loan	18%	18	26-Jan-24	26-Jul-25	187,217	—
ENBD CC Quick Cash Loan					5,431	—
Credit Card Loan ADCB					35,341	—
ENBD Credit Card – Balance Conversion					29,466	—
					1,467,857	1,045,144

Borrowings are secured against personal guarantee of the shareholder of the Company.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

14.    Lease liabilities

	2024	2023
	USD	USD
Current portion	38,898	39,519
Non-current portion	90,797	112,298
Maturity analysis
Within 1 year	38,898	39,519
1 to 5 years	90,797	112,298
Total	129,695	151,817

15.    Provision for employees’ end of service indemnity

	2024	2023
	USD	USD
Opening balance	156,692	145,050
Charge for the year	37,080	32,220
Payments during the year	(26,813)	(20,577)
	166,959	156,693
Change in defined benefit obligation
Opening balance	156,692	142,837
Current service cost	39,885	43,067
Interest cost	7,153	5,786
Benefit payments directly by employer	(26,813)	(18,364)
Actuarial (Gain)/Loss	(9,132)	(16,633)
Exchange gain loss	(826)	—
	166,959	156,693

Expense recognized in income statement

	2024	2023
	USD	USD
Current service cost	39,885	43,067
Interest expense on DBO	7,153	5,786
Defined benefit cost included in P&L	47,038	48,853

Amount recognized in other comprehensive income

	2024	2023
	USD	USD
Actuarial (Gain)/Loss due to Financial Assumption changes in DBO	(390)	(3,110)
Actuarial (Gain)/Loss due to Experience on DBO	(8,742)	(13,523)
Total Actuarial (Gain)/Loss included in OCI	(9,132)	(16,633)

Total cost recognized in comprehensive income

	2024	2023
	USD	USD
Cost Recognized in profit & loss	47,038	48,853
Amounts recognized in OCI	(9,132)	(16,633)
Total cost recognized in comprehensive income	37,905	32,220

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

16.    Accounts payable and accrued liabilities

	2024	2023
	USD	USD
Payable to suppliers	115,650	103,634
Accruals	379,838	380,716
Advance from customers	4,350	19,156
Vat/income tax payable	45,558	73,087
Contract liabilities	42,057	92,898
	587,453	669,491

17.    Short term borrowing

Short term borrowing	17.1	141,291	137,865

17.1 The Company has utilized short-term running finance facilities of USD 141,291 (2023: USD 137,865). The markup rates applicable during the year is Repo rate plus 5% (2023: Repo rate plus 5%) per annum on the balance outstanding. These are secured by way of Hypothecation over book debts and personal guarantee of the applicants. Mark-up is payable on monthly basis. The effective interest rate charged during the year is 9% per annum.

18.    There is no contingencies of the company as of the balance sheet dates (2023: Nil).

19.    Revenue

	2024	2023
	USD	USD
Income from contract with customers:
IT service revenue	2,473,407	3,885,559
Maintenance and support service revenue	474,123	461,618
	2,947,530	4,347,177

20.    Direct expenses

	2024	2023
	USD	USD
Cost of services	281,179	1,071,860
Staff cost	2,055,164	2,609,306
Depreciation	2,794	2,712
	2,339,137	3,683,878

21.    Other Income

	2024	2023
	USD	USD
Interest Income	1,272	3,722
Rental Income	—	765
Gain on sale of fixed assets	16,716	—
Miscellaneous Income	965	9,960
	18,953	14,447

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

22.    Selling and business promotion

	2024	2023
	USD	USD
Advertising and marketing	4,931	3,617
Business promotion	40,511	7,397
	45,442	11,015

23.    General and administrative expenses

	2024	2023
	USD	USD
Staff cost	154,690	196,399
Short-term leases	9,324	58,273
License and professional	56,921	97,175
Depreciation on right of use assets	20,390	20,755
Loss allowance on receivables	(1,633)	(10,269)
Repairs and maintenance	12,104	15,254
Communications	37,799	49,823
Travelling	27,356	41,814
Vehicle expense	3,331	4,398
Insurance	11,046	4,707
Exchange rate loss	7,500	4,409
Utilities	702	7,589
Fuel and power	9,238	1,669
Printing, postage and stationery	948	4,059
Software expense	7,375	3,567
Others	32,344	21,431
	389,435	521,053

24.    Staff Cost

	2024	2023
	USD	USD
Salaries and allowance	2,070,232	2,629,370
Staff benefits	73,048	133,959
Others staff cost	66,574	42,377
	2,209,854	2,805,706
Staff cost allocated to:
Direct expenses	2,055,164	2,609,306
General and administrative expenses	154,690	196,399
	2,209,854	2,805,705

25.    Depreciation

	2024	2023
	USD	USD
Total depreciation	39,913	38,742
Less: depreciation charged to direct expense	(2,794)	(2,712)
	37,119	36,030

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

26.    Finance Cost

	2024	2023
	USD	USD
Interest on borrowing (Note 10)	257,625	173,539
Finance cost on lease	21,292	24,154
Bank charges	111,297	55,355
	390,214	253,048

27.    Cash and cash equivalents

	2024	2023
	USD	USD
Cash and bank balance	179,346	176,775
Short term borrowing	(141,291)	(137,865)
	38,055	38,910

28.    Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for short-term leases (leases of expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis.

	2024	2023
	USD	USD
Short term leases	9,324	58,273

29.    Financial instruments

Significant accounting policies

Details of significant policies and methods adopted including the criteria for recognition for the basis of measurement in respect of each class of financial assets and financial liabilities are disclosed in Note 3 to the financial statements.

Categories of financial instruments

Management considers that the carrying amounts of financial assets and financial liabilities recognized at amortized cost in the financial statements approximate their fair values.

Financial Assets	2024	2023
	USD	USD
Measured at amortized cost:
Cash and bank balance	179,346	176,775
Accounts and others receivables (less prepayments and advances)	816,588	587,525
	995,934	764,300
Financial Liabilities	2024	2023
	USD	USD
Measured at amortized cost:
Accounts and other payables (less advances and VAT payable)	537,545	577,249
Short Term Borrowing	141,291	137,865
Long Term financing	1,467,857	1,045,144
	2,146,693	1,760,258

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

30.    Financial and other risk management

Management reviews overall financial and other risks covering specific areas, such as capital risk, liquidity risk, credit risk, and market risk.

The Company’s profile concerning exposure to financial risks identified below continues to be consistent.

30.1   Capital risk management

The capital is being managed by the Company in such a way that it is able to continue as a going concern while maximizing returns to investor. The Company’s overall strategy remains unchanged from previous year.

The capital structure of the Company consists of debt, which includes borrowings (Note 10), cash and cash equivalents and equity attributable to the shareholders of the Company; comprising of share capital, reserves, retained earnings and shareholders’ current account as disclosed in the statement of changes in equity.

30.2  Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing the return. The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates.

30.2.1     Foreign currency risk

The Company’s currency risk exposure relates to the exposure to the fluctuations in the foreign currency rates. There is no significant impact on USD as the UAE Dirham is pegged to the USD.

30.2.2    Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flow of a financial instrument will fluctuate because of the changes in the market rates. The Company is exposed to interest rate risk on its interest-bearing assets and liabilities (bank deposits and term loans). The risk is managed by the Company by maintaining an appropriate mix of fixed and floating rate borrowings.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting year. For floating rate assets and liabilities, the analysis is prepared assuming the amount of asset or liability outstanding at the end of the reporting period was outstanding for the whole year.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, the Company’s profit for the year ended June 30, 2024, would decrease/increase by USD 14,661/- (2023:USD 10,450/-).

30.3  Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Company and arises principally from the Company’s accounts and other receivables, and bank balances. The Company has adopted a policy of only dealing with creditworthy counterparties.

The Company attempts to control credit risk by monitoring credit exposures, limiting transactions with specific non-related counterparties, and continually assessing the creditworthiness of such non-related counterparties. Balances with banks are assessed to have low credit risk of default since these banks are highly regulated by the central banks of the respective countries.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

30.    Financial and other risk management (cont.)

The concentration of credit risk arises when a number of counterparties are engaged in similar business activities, or activities in the same geographic region, or have identical economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. The concentration of credit risk indicates the relative sensitivity of the Company’s performance to developments affecting a particular industry or geographic location. All balances with banks represent local commercial banks.

The amount that best represents maximum credit risk exposure on financial assets at the end of the reporting period, in the event counterparties fail to perform their obligations, generally approximates their carrying value. Accounts and other receivables and balances with banks are not secured by any collateral. The tables below detail the credit quality of the Company’s financial assets as well as the Company’s maximum exposure to credit risk by credit risk rating grades.

Credit risk grading framework:

The Company’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognizing expected credit losses (ECL)
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Doubtful	The amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL — not credit-impaired
In default	The amount is >365 days past due or there is evidence indicating the asset is credit impaired.	Lifetime ECL — credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	The amount is written off

The tables below detail the credit quality of the Company’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Group	Rating	12 month or Lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
June 30, 2024
Accounts Receivables	(i)	Lifetime ECL (Simplified approach)	$382,388	$(19,496)	$362,892

June 30, 2023
Accounts Receivables	(i)	Lifetime ECL (Simplified approach)	$543,640	$(29,939)	$513,701

____________

(i)      For accounts receivables, the Company has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Company determines the expected credit losses on these items based on historical credit loss experience, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

30.4  Liquidity risk

Liquidity risk refers to the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities at maturity date.

The Company manages the liquidity risk through risk management framework for the Company’s short, medium and long term funding and liquidity requirements by maintaining sufficient cash and cash equivalents to ensure that funds are available to meet its commitments for liabilities as they fall due.

TELE-APPS
Notes to the Consolidated Financial Statements
For the year ended June 30, 2024

30.    Financial and other risk management (cont.)

The table below analyses the Company’s remaining contractual maturity for its financial liabilities based on the remaining period at the end of the reporting period to the contractual maturity date. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant. The contractual maturity is based on the earliest date on which the Company may be required to pay.

As at June 30, 2024

Measured at amortized cost:	Within 1 year	More than 1 year	Total
Accounts and other payables (less advances and VAT payable)	537,545	—	537,545
Borrowings	780,833	687,024	1,467,857
	1,318,378	687,024	2,005,402

As at June 30, 2023

Measured at amortized cost:	Within 1 year	More than 1 year	Total
Accounts and other payables (less advances and VAT payable)	577,249	—	577,249
Borrowings	459,312	585,832	1,045,144
	1,036,561	585,832	1,622,392

31.    Segment information

Operating segment:

Information regarding the Company’s operating segments is set out below in accordance with IFRS 8 “Operating Segments”. The management of the Company assessed the Company into the following key business segments: general trading and providing IT services and solutions.

These businesses are the basis on which the Company reports its primary segment information to the chief operating decision-maker for the purpose of resource allocation and assessment of segment performance.

Geographical segment:

The Group operates in the following geographical segments: GCC, India and USA.

32.    Comparative figures

Specific comparative figures have been reclassified/regrouped, wherever necessary, as to conform to the presentation adopted in these financial statements.

22 May 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mirragin Ras Consulting Pty Limited

Australia

Review of Interim Financial Statements

We have reviewed the accompanying consolidated financial statements of Mirragin Ras Consulting Pty Limited (the Company), which comprise the consolidated statements of financial position as of December 31, 2024 and June 30, 2024, and the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the six months then ended December 31, 2024 and December 31, 2023, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA and in accordance with International Standard on Review Engagements issued by the International Auditing and Assurance Standards Board. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425

AICPA Membership No 402307223

Mirragin Ras Consulting Pty Limited
Consolidated Statement of Financial Position
As at December 31, 2024

Amounts in USD	Note	Dec-2024	Jun-2024
Assets
Non-current assets
Right of use assets	4	11,933	25,552
Intangible assets	5	243,781	276,385
Loans to related parties	6	24,641	—
Security deposit	7	2,952	3,161
		283,307	305,098
Current assets
Accounts receivables	8	135,002	269,298
Cash and cash equivalents	9	145,417	210,701
		280,419	479,999
Total assets		563,726	785,097

Equity and liabilities

Capital and reserves
Share capital	10	1	1
Foreign currency translation reserve		8,585	12,109
Retained earnings		75,497	17,704
Equity attributable to equity holders of the company		84,083	29,814
Non-controlling interest		2,627	3,549
Total equity		86,709	33,363

Liabilities
Non-current liabilities
Long term loans	11	37,114	39,472
Due to related parties	12	738	2,764
		37,852	42,236
Current liabilities
Trade and other payables	13	1,820	30,948
Credit card payable	14	57,646	36,506
Taxes payable	15	170,391	385,842
Current portion of long-term loans	11	89,485	39,817
Current portion of lease liability	4	5,103	10,928
Accrued and other liabilities	16	114,720	205,457
Total liabilities		477,017	751,734
Total equity and liabilities		563,726	785,097

Contingencies and commitments	25	—	—

The accompanying notes are an integral part of these financial statements

Mirragin Ras Consulting Pty Limited
Consolidated Statement of Profit or Loss & Other Comprehensive Income
For the period of 6 months ended December 31, 2024

Amounts in USD	Note	Dec-2024	Dec-2023
Revenue	17	898,162	1,570,310
Cost of sales	18	(587,923)	(1,040,412)
Gross profit		310,239	529,898
General and administrative expenses	19	(229,549)	(604,849)
Operating profit/(loss)		80,690	74,951

Finance cost	21	(7,763)	(9,769)
Other income	20	3,160	3,944
Profit/(loss) before taxation		76,087	(80,776)
Taxation		(19,022)	—
Profit/(loss) after taxation		57,065	(80,776)

Exchange Gain/(Loss) for the period		(3,719)	36,242
Total other comprehensive income for the period		(3,719)	36,242
Total comprehensive income/(loss) for the period		53,346	(44,534)

Total comprehensive income/loss) attributable to:
Shareholders of the parent		54,269	(44,197)
Non-controlling interests		(922)	(337)
		53,346	44,534
Earnings/(loss) per share	22
Basic		4.52	(3.68)
Diluted		4.52	(3.68)

The accompanying notes are an integral part of these financial statements

Mirragin Ras Consulting Pty Limited
Consolidated Statement of Changes in Equity
For the period of 6 months ended December 31, 2024

Amounts in USD	Share Capital	Retained Earnings/ (Accumulated losses)	Foreign Currency Translation Reserve	Non- controlling interest	Total Equity
Balance as at June 30, 2023	1	20,137	12,346	—	32,484
Share capital	—	—	—	—	—
Dividend	—	—	—	—	—
Profit/(loss) for the period	—	(80,439)	—	(337)	(80,776)
Other comprehensive income/(loss) for the period	—	—	36,242	—	36,242
Balance as at December 31, 2023	1	(60,302)	48,588	(337)	(12,050)

Balance as at June 30, 2024	1	17,704	12,109	3,549	33,363
Share capital	—	—	—	—	—
Dividend	—	—	—	—	—
Profit/(loss) for the period	—	57,793	—	(727)	55,219
Other comprehensive income/(loss) for the period		—	(3,524)	(195)	(3,719)
Balance as at June 30, 2024	1	75,497	8,585	2,627	86,709

The annexed notes are integral part of these financial statements

Mirragin Ras Consulting Pty Limited
Consolidated Statement of Cash Flows
For the period of 6 months ended December 31, 2024

Amounts in USD	Dec-2024	Dec-2023
Cash flows from operating activities
Profit after tax	57,065	(80,776)
Adjustment for:
Depreciation and amortization	26,651	12,574
Other comprehensive income/(loss)	(3,719)	36,242
Other non-cash adjustments	19,781	(1,201)
Operating profit/(loss) before working capital changes	99,778	(33,161)

Changes in working capital
(Increase)/decrease in accounts receivables	134,296	914,769
(Increase)/decrease in inventories	—	(8,888)
(Decrease)/increase in current liabilities	(270,333)	(627,335)
Net Cash generated/(used in) from operating activities	(36,259)	245,385

Cash flows from investing activities
Other cash items from investing activities	(24,641)	(57,874)
Cash generated/(used in) from investing activities	(24,641)	(57,874)

Cash flows from financing activities
Dividend paid	—	—
Other cash items from financing activities	(4,384)	(32,404)
Net cash from/(used in) financing activities	(4,384)	(32,404)

Net increase/(decrease) in cash and cash equivalents	(65,284)	155,107
Cash and cash equivalents at the beginning of the period	210,701	155,847
Cash and cash equivalents at the end of the period	145,417	310,954

The accompanying notes are an integral part of these financial statements

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

1.      General information

The principal activities of Mirragin Ras Consulting Pty Ltd and subsidiaries (the Group) are the provisioning of strategic consulting services to businesses looking to optimize their operations and achieve sustainable growth. With a focus on delivering tailored solutions to meet the unique needs of each client, Mirragin Ras Consulting leverages industry expertise and innovative strategies to drive success.

Mirragin Ras Consulting Pty Ltd, the Group’s ultimate parent company, is a limited liability company incorporated in Australia. Its registered office and principal place of business is QLD, 4074 Australia.

These consolidated financial statements of the Group incorporate results of the following subsidiaries

Name of Subsidiary	Percentage Holding	Country of Incorporation	Principal Activities
Mirragin Consultants Pty Limited	100%	Australia	Consulting services
Project Isidore Pty Limited	68.3%*	Australia	Technology services

____________

*        60% direct ownership and 8.3% indirect ownership, totalling 68.3% ownership interest. The non-controlling interest holds the remaining 31.7% ownership interest in Project Isidore Pty Limited.

2.      Basis of presentation, preparation and compliance

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)

Standards, interpretations and amendments to approved accounting standards which became effective during the year

There are certain amendments to the accounting and reporting standards which became effective during the period and are adopted by the Company for the financial year beginning on July 01, 2024. However, these amendments do not have any significant impact on the Company’s financial reporting and therefore have not been presented in these consolidated financial statements.

Standards, interpretations and amendments to approved accounting standards that are issued but not yet effective and have not been early adopted by the Company

The following standards, amendments would be effective from the dates mentioned below and have not been early adopted by the Group:

Standards	Standards, Interpretations and Amendments	Effective date (Annual periods beginning on or after)
IAS 21	The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability — (Amendments)	01 January 2025
IFRS 9	Financial instruments: Disclosures, to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 — (Amendments)	01 January 2026
IFRS 17	Insurance contracts	01 January 2026

The management expects that the adoption of the above standards and amendment will not have any material impact on the Group’s financial statements.

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

3.      Material accounting policies

Going Concern

The directors have at the time of approving the financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

Basis of consolidation

The Group’s financial statements consolidate those of the parent company and all of its subsidiaries at December 31, 2024.

All transactions and balances between the Group companies are eliminated on consolidation, including unrealized gains and losses on transactions between the Group companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from the Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

The Group attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests.

Climate-related matters

The Group has not identified significant risks induced by climate changes that could negatively and materially affect the Group’s financial statements. Management continuously assesses the impact of climate-related matters.

Assumptions could change in the future in response to forthcoming environmental regulations, new commitments taken and changing consumer demand. These changes, if not anticipated, could have an impact on the Group’s future cash flows, financial performance and financial position.

Business combinations

The Group applies the acquisition method in accounting for business combinations. The consideration transferred by the Group to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Group, which includes the fair value of any asset or liability arising

If the Group acquires a controlling interest in a business in which it previously held an equity interest, that equity interest is remeasured to fair value at the acquisition date with any resulting gain or loss recognized in profit or loss or other comprehensive income, as appropriate.

Consideration transferred as part of a business combination does not include amounts related to the settlement of pre-existing relationships. The gain or loss on the settlement of any pre-existing relationship is recognized in profit or loss.

Assets acquired and liabilities assumed are measured at their acquisition-date fair values.

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

3.      Material accounting policies (cont.)

Property and Equipment

IT equipment, furniture & fixtures, and office equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Group’s management. Buildings and IT equipment also include leasehold property. IT equipment, furniture & fixtures, and office equipment are subsequently measured at cost less accumulated depreciation and impairment losses.

The Group follows a policy of capitalizing tangible assets that have an individual cost exceeding AUD 5,000. Assets with a cost of AUD 5,000 or below are expensed in the period they are incurred. This threshold is reviewed periodically and adjusted if necessary.

Depreciation is recognized on a straight-line basis to write down the cost less estimated residual value of IT equipment, furniture & fixtures, and office equipment. The following useful lives are applied:

•        IT Equipment: 2 – 5 years

•        Furniture & Fixtures: 3 – 5 years

•        Office equipment: 3 – 5 years.

In the case of right-of-use assets, expected useful lives are determined by reference to the lease term. Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss either within other income or other expenses.

Intangibles

Initial Recognition of Intangible Assets

Costs incurred during the development phase are recognized as intangible assets if they satisfy all of the following criteria:

Development costs can be measured reliably.

The project is technically and commercially viable.

The Group intends to and has sufficient resources to complete the project.

The Group has the ability to use or sell the project, and.

The software will generate probable future economic benefits.

Development costs that do not meet these criteria are expensed as incurred.

Directly attributable costs eligible for capitalization include employee expenses related to development activities, a proportionate share of applicable overheads, and any related borrowing costs.

Subsequent Measurement

Internally developed projects with a finite useful life are measured using the cost model. Capitalized costs are amortized on a straight-line basis over their estimated useful life. Residual values and useful lives are reviewed at each reporting date, and the assets are subject to impairment testing.

The following useful life applies:

Intellectual property: 10 years

Software: 3 – 5 years

Brand names: 15 – 20 years

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

3.      Material accounting policies (cont.)

Amortization and Disposal

Amortization expenses are reported under “Depreciation, Amortization, and Impairment of Non-Financial Assets.”

When an intangible asset is disposed of, the resulting gain or loss is calculated as the difference between the disposal proceeds and the asset’s carrying amount. This gain or loss is recognized in the profit or loss statement under “Other Income” or “Other Expenses.”

Leases

A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period in exchange for consideration’. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:

•        The contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group.

•        The Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract.

•        The Group has the right to direct the use of the identified asset throughout the period of use. The Group assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Each lease’s term is determined on an individual basis and corresponds to the non-cancellable period of the lease commitment, plus any option periods that are reasonably certain to be applied.

Measurement and recognition of leases as a lessee

At the commencement date, the Group measures the right-of-use asset and the lease liability at the present value of the future lease payments at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

On the statement of financial position, right-of-use assets and lease liabilities have been show separately.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out (FIFO) principle and includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition.

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

3.      Material accounting policies (cont.)

Costs related to development projects that are in the process of production for sale are classified as inventories. These costs include direct materials, direct labor, and an allocation of overheads incurred during the development phase.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale

Trade debts and other receivable

Measurement

Trade and other receivables are recognized and carried at transaction price less an allowance for impairment.

Impairment

A provision for the impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is recognized in the statement of profit or loss. Bad debts are written-off in the statement of profit or loss on identification.

Judgments and estimates

The allowance for doubtful debts of the Group is based on the ageing analysis and management’s continuous evaluation of the recoverability of the outstanding receivables. In assessing the ultimate realization of these receivables, management considers, among other factors, the creditworthiness and the past collection history of each customer.

Cash and cash equivalents

Cash and bank balances comprise cash (i.e. cash on hand and demand deposits), together with other short-term, highly liquid investments maturing within 90 days from the date of acquisition that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are included in liabilities.

Trade and other payables

Trade and other payables are recognized initially at fair value plus directly attributable costs, if any, and subsequently measured at amortized costs.

Loans to Related Parties

Loans to related parties are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Loan Valuation

Management has assessed that the loans to Sutton Family Trust are not impaired, as the trust is financially stable and have the ability to repay the loans under the agreed terms.

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

3.      Material accounting policies (cont.)

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of profit and loss over the period of the borrowings using the effective interest method. Finance costs are accounted for on an accrual basis and are reported under accrued finance costs to the extent of the amount remaining unpaid.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

Taxation

In making the estimate for income taxes payable by the Group, the management considers the applicable laws and the decisions of the appellate tax authorities on certain issues in the past.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.

Where the effect of the time value of money is material, the amount expected to be required to settle the obligation is recognized at present value using a pre-tax discount rate. The unwinding of the discount is recognized as finance cost in the statement of profit or loss.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

As the actual outflows can differ from estimates made for provisions due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future, the carrying amounts of provisions are reviewed at each reporting date and adjusted to take account of such changes. Any adjustments to the amount of previously recognized provision are recognized in the statement of profit or loss unless the provision was originally recognized as part of cost of an asset.

Revenue recognition

The Group recognizes revenue from the following major sources:

•        Consulting services provided to diversified sectors such as agriculture, mining, airports, commercial aviation & infrastructure, government & emergency services, construction, etc.

•        Training Services

•        Testing and Assurance Services

•        Services Commission

To determine whether to recognize revenue, the Group follows a 5-step process:

1.      Identifying the contract with a customer

2.      Identifying the performance obligations

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

3.      Material accounting policies (cont.)

3.      Determining the transaction price

4.      Allocating the transaction price to the performance obligations

5.      Recognizing revenue when/as a performance obligation(s) are satisfied

Revenue is recognized either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised services to its customers. Revenue is measured based on the consideration to which the Group expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognizes revenue when it transfers control of the service to a customer. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as a principal or an agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements except for the case of Services Commission where it acts as an agent.

Consulting Service Revenues

Revenue from consulting services is recognized over time as services are performed. Project-based revenue is recognized upon completion of milestones specified in the contract. Retainer fees are recognized over the period services are provided.

Training Revenues

Revenue from in-person training sessions is recognized on the date the training is delivered. Online training revenue is recognized over the access period granted to the customer. Webinar revenue is recognized when the webinar is delivered.

Testing and Assurance Services Revenues

Revenue from testing services is recognized as tests are performed and results are delivered. Assurance service revenue is recognized at the time when the services are rendered.

Services Commission

Commission revenue is recognized when the facilitation of a transaction between the principal and the customer is completed. This revenue is recorded net of any amounts owed to the principal.

Other Revenue

Other revenue Includes miscellaneous revenue recognized either at a point in time or over time depending on the nature of the underlying transaction.

Foreign Currency Transactions and Translations

Foreign currency transactions are recorded at exchange rates prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are retranslated at the exchange rate prevailing on the balance sheet dates and exchange gains and losses arising on settlement and restatement are recognized in the statement of profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in foreign currencies are not retranslated.

The results and financial position are translated into a presentation currency using the following procedures:

(a)     assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of that statement of financial position;

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

3.      Material accounting policies (cont.)

(b)    income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated using the average exchange rates for the period; and

(c)     all resulting exchange differences are recognized in other comprehensive income.

Functional and Presentation Currency

These financial statements are presented in United States Dollars (USD), which is the presentation currency of the Group while the functional currency of Group is Australian Dollars (AUD).

Financial Instruments

Financial Assets

Initial measurement

All financial assets and liabilities are initially measured at cost which is the fair value of the consideration given or received. These are subsequently measured at fair value, amortized cost or cost as the case may be.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables, amounts due from related parties and bank balances that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15. Refer to the accounting policy in Revenue Recognition.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include bank balances, trade receivables, amounts due from related parties, deposits and other receivables.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•        Financial assets at fair value through profit or loss — The Group has not designated any financial asset as fair value through profit or loss.

•        Financial assets at amortized cost (debt instruments) — This category is the most relevant to the Group. The Group subsequently measures financial assets at amortized cost using EIR method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired;

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

3.      Material accounting policies (cont.)

•        Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments) — The Group has not designated any financial asset at fair value through OCI with recycling of cumulative gains and losses; and

•        Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments) — The Group has not designated any financial asset at fair value through OCI with no recycling of cumulative gains and losses upon derecognition.

Financial Liabilities

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs

The Group’s financial liabilities include lease liabilities, trade payables, and loans.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial Liabilities at Fair Value through Profit or Loss

The Group has not designated any financial liability as fair value through profit or loss.

Loans and Borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the Effective Interest Rate (EIR) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss and other comprehensive income.

Payables

Accounts payable and other payables are measured at amortized cost.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss and other comprehensive income.

Fair Value of Financial Instrument

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

In the principal market for the asset or liability, or

In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible to by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

3.      Material accounting policies (cont.)

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and the Group intends to settle on a net basis, or to realize the assets and liabilities simultaneously.

Earnings per share

Earnings per share, diluted earnings per share are measured as follows:

Basic earnings per share are calculated by dividing profit or loss attributable to owners of the Group by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares. The weighted average number of ordinary shares outstanding is calculated based on the number of ordinary shares outstanding at the beginning of the period, after deduction of treasury shares, adjusted on a time-apportioned basis for shares bought back or issue during the period;

Diluted earnings per share are calculated by dividing profit or loss attributable to owners of the Group by the weighted average number of ordinary shares outstanding during the year as used to calculate basic earnings per share, both items being adjusted on a time-apportioned basis for the effects of all potentially dilutive financial instruments corresponding to (i) performance shares and (ii) free share grants until fully vested.

4.      Right of use assets

The analysis by type of right of use asset is as follows:

Building
USD
Gross
As at June 30, 2023	114,996
Addition during the year	—
As at December 31, 2023	114,996

As at June 30, 2024	114,996
Addition during the year	—
As at December 31, 2024	114,996
Building
USD
Accumulated depreciation
As at June 30, 2023	53,308
Depreciation for the period	12,574
As at December 31, 2023	65,882

As at June 30, 2024	78,619
Depreciation for the year	12,598
As at December 31, 2024	91,217

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

4.      Right of use assets (cont.)

Building
USD
Carrying amount
At December 31, 2023	39,235
At June 30, 2024	25,552
At 31 December 2024	11,933

Exchange gain/(loss)
At 30 June 2023	10,981
Add: During the year 2024	(156)
At 30 June 2024	10,825
Add: During the period 2024	1,021
At 31 December 2024	11,846

Lease Liability

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Current Portion	5,103	10,928
Non-current portion	—	—
	5,103	10,928

Maturity Analysis

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Within 1 year	5,103	10,928
1 to 5 years	—	—
Total	5,103	10,928

5.      Intangible Assets

Details of the Group’s intangible assets and their carrying amounts are as follows:

(i)     Cost

Intellectual Property
As at June 30, 2023
Additions – internally Developed	281,069

As At June 30, 2024	281,069
Additions	—
As At December 31, 2024	281,069

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

5.      Intangible Assets (cont.)

(ii)    Accumulated amortization

Intellectual Property
As at June 30, 2023
Amortization charge	4,684
Foreign exchange movements	—
As At June 30, 2024	14,053
Amortization charge	4,684
Foreign exchange movements	18,551
As At December 31, 2024	37,288
Carrying amount as at June 30, 2024	276,385
Carrying amount as at December 31, 2024	243,781

6.      Loan to related parties

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Loans to Sutton Family Trust	24,641	—
	24,641	—

7.      Security Deposit

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Security deposit against rental	2,952	3,161
	2,952	3,161

8.      Trade and Other Receivables

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Accounts Receivable	135,002	269,298
	135,002	269,298

Trade Receivables

The average credit period on sales of services is 60 days. No interest is charged on outstanding trade receivables.

The Group measures the loss allowance for trade receivables at an amount equal to lifetime expected credit losses (ECL). These expected credit losses are estimated based on past default experience of the debtor, the current financial position of the debtor, and adjusted for factors specific to the debtors, general economic conditions, and an assessment of both current and forecast conditions at the reporting date.

The Group uses a simplified approach, recognizing a loss allowance based on lifetime ECL from the initial recognition of the receivables. The Group periodically reviews the recoverability of receivables and ascertains the possibility of credit losses. Based on this assessment, the Group creates a provision of doubtful debt that is charged to statement of profit or loss in the period in which these are determined.

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

9.      Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Cash at Bank	145,416	210,700
Cash in Hand	1	1
	145,417	210,701

10.    Share Capital

The share capital of the Company consists only of fully paid ordinary shares with a nominal (par) value of USD 0.000115 per share. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings of the Company.

	As at Dec-30, 2024	As at Jun-30, 2024
	USD	USD
Issued, subscribed and fully paid-up	—	—
12,000 (June 30, 2024 – 12,000) equity shares	1	1
Total issued, subscribed and fully paid-up share capital

11.    Long Term Loans

The carrying amounts of loans as of December 31, are as follows:

Current Portion of Loans:	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Unsecured Loan from American Express	85,889	32,625
Unsecured Loan from QRIDA	3,596	7,192
	89,485	39,817
Non-Current Portion of Loans:	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Unsecured Loan from American Express	—	—
Unsecured Loan from QRIDA	37,114	39,472
	37,114	39,472

Unsecured Loan from American Express:

Principal Amount: USD 106,530 (AUD 150,000)

Interest Rate: 12.95% fixed

Maturity Date: September 2027

Guarantee: Personally guaranteed by Robert Sutton (Managing Director)

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

11.    Long Term Loans (cont.)

Unsecured Loan from Queensland Rural and Industry Development Authority (QRIDA)

Principal Amount: USD 55,356 (AUD 79,470)

Interest Rate: Variable, 0% for the first 12 months from commencement date. Then 2.5% p.a. for the remainder of the loan term.

Maturity Date: July 13, 2030

12.    Due to Related Parties

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Rob Sutton	738	2,764
	738	2,764

13.    Trade and Other Payables

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Trade Payables	1,820	30,948

All amounts are short-term. The carrying values of trade payables are considered to be a reasonable approximation of fair value.

14.    Credit Card Payable

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Credit Card Payable	57,646	36,506

The Group has credit card facility with American Express, bearing interest rates ranging from 0% to 22.99%. The balances are repayable within 30 days of the statement date. As of Dec-31,2024, the carrying amount of credit card payables was USD 57,646 (USD 36,506 as of June 30, 2024).

15.    Taxes Payable

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Taxes payable	134,988	364,412
Payroll tax payable	16,381	21,430
Provision for Taxation	19,022	—
	170,791	385,842

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

16.    Accrued and Other Liabilities

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Payroll and benefits payable	114,221	150,918
Other payables	499	54,539
	114,420	205,457

17.    Revenue

	For the period of 6 months ended Dec-31, 2024	For the period of 6 months ended Dec-31, 2023
	USD	USD
Disaggregation of Revenue
Consulting Service	754,768	1,502,338
Testing and Assurance Services	143,394	23,047
Services Commission	—	44,925
	898,162	1,570,310

17.1  Services Commission

The Group has contractual arrangement with one of its customers to provide services wherein the Group acts as an agent. Under this arrangement the service commission revenue is recognized at a point in time when the performance obligation is satisfied. This occurs when the Group facilitates a service transaction between the principal and its customer, and has no further obligations related to the transaction. Revenue from service commissions is recorded on a net basis, representing the amount of commission earned after deducting any amounts owed to the principal.

External revenue by timing of revenue

	For the period of 6 months ended Dec-31, 2024	For the period of 6 months ended Dec-31, 2023
	USD	USD
Services transferred at a point in time	143,394	67,972
Services transferred over time	754,768	1,502,338
	898,162	1,570,310

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

18.    Cost of Revenue

	For the period of 6 months ended Dec-31, 2024	For the period of 6 months ended Dec-31, 2023
	USD	USD
Salaries, Wages and Benefits	576,210	935,223
Subcontractors	—	100,791
Cost of goods	6,429	—
Travel costs	5,284	4,398
	587,923	1,040,412

19.    General and Administration Expense

	For the period of 6 months ended Dec-31, 2024	For the period of 6 months ended Dec-31, 2023
	USD	USD
Salaries, Wages and Benefits	149,730	500,508
Fee and Subscription	27,170	31,990
Facilities Rental	—	523
Depreciation – ROU Assets	12,598	12,574
Amortization – Intangibles	14,053	—
Legal and Professional Charges	1,540	15,980
Marketing and Advertising Expense	12	4,613
IT expenses	15,207	17,844
Travelling	1,059	10,982
Insurance	1,988	2,013
Bank charges	3,731	4,294
Other sundry expenses	2,461	3,528
	229,549	604,849

20.    Other income

	For the period of 6 months ended Dec-31, 2024	For the period of 6 months ended Dec-31, 2023
	USD	USD
Other income	3,169	3,933
Realized currency gain/(loss)	(9)	11
	3,160	3,944

Other income mainly includes redemption of American Express reward points.

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

21.    Finance Cost

	For the period of 6 months ended Dec-31, 2024	For the period of 6 months ended Dec-31, 2023
	USD	USD
Interest expense	7,549	8,930
Interest expense – Lease Liability	214	839
	7,763	9,769

22.    Earnings per share

	For the period of 6 months ended Dec-31, 2024	For the period of 6 months ended Dec-31, 2023
	USD	USD
Profit/(loss) attributable to the ordinary equity holders of the company	54,269	(44,197)
Weighted average number of ordinary shares	12,000	12,000
Basic earnings/(loss) per share	4.52	(3.68)
Diluted earnings/(loss) per share	4.52	(3.68)

23.    Financial Instruments

Classes and categories of financial instruments

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Financial Assets
Measured at amortized cost:
– Loans to related parties	24,641	—
– Trade and other receivables	135,002	269,298
– Cash and cash equivalents	145,417	210,701
– Security deposits	2,952	3,161

Financial Liabilities
Measured at amortized cost:
– Loans	126,599	79,289
– Trade and other payables	1,820	30,948
– Taxes payable	170,391	385,842
– Accrued and other liabilities	114,720	205,457

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

23.    Financial Instruments (cont.)

Fair Value Measurement

All financial assets and financial liabilities are measured at amortized cost, and their carrying values approximate their fair values.

Financial Risk Management Objectives and Policies

The Group’s principal financial liabilities comprise loans, trade payables, and other payables. The main purpose of these financial liabilities is to finance the entity’s operations. The Group’s principal financial assets include loans, Investment, trade and other receivables, and cash and cash equivalents that derive directly from its operations.

The Group is exposed to market risk, credit risk, and liquidity risk. The Group’s strategic management oversees the management of these risks.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and other price risk. The entity is primarily exposed to interest rate risk through its variable-rate borrowings from QRIDA.

Interest Rate Risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The entity’s exposure to the risk of changes in market interest rates relates primarily to the entity’s long-term debt obligations with floating interest rates (QRIDA Loan).

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The entity is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments.

Trade Receivables

The Group trades only with recognized, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the entity’s exposure to bad debts is not significant.

Liquidity Risk

Liquidity risk is the risk that the entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The entity monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g., trade receivables and other financial assets), and projected cash flows from operations.

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

23.    Financial Instruments (cont.)

Maturities of Financial Liabilities:

The following tables detail the entity’s remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the entity can be required to pay.

Financial Liabilities	< 1 year	1-5 years	> 5 years
Loans	89,485	37,114	—
Trade and other payables	1,820	—	—
Taxes payable	170,391	—	—
Accrued and other liabilities	114,720	—	—

Capital Management

The primary objective of the entity’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The entity manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The entity monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The entity includes within net debt, interest-bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	As at Dec-31, 2024	As at Jun-30, 2024
	USD	USD
Interest-bearing loans and borrowings	126,599	79,289
Cash and cash equivalents	(145,417)	(210,701)
Net Debt	(18,818)	(131,412)

Total Equity	86,709	33,363
Net Debt	(18,818)	(131,412)
	67,891	98,049

Net debt to adjusted equity ratio	(0.28)	1.34

24.    Presentation currency

For the purpose of financial statements, the following foreign currency exchange rates were used:

Closing Rate as at:	1 AUD to USD
31 Dec 2023	0.684
30 June 2024	0.6682
31 Dec 2024	0.6241

Average Rate for the period ended:

31 Dec 2023	0.65765
30 June 2024	0.6619
31 Dec 2024	0.6589

Mirragin Ras Consulting Pty Limited
Notes to the Financial Statement
For the period of 6 months ended December 31, 2024

25.    Contingent Liabilities

As at December 31, 2024, the Group has no contingent liabilities.

Contingent liabilities are potential liabilities that may arise depending on the outcome of an uncertain future event. They are not recognized in the financial statements because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

The Group continuously monitors and assesses all potential risks and uncertainties that may impact its financial position. As of the reporting date, the Group has not identified any contingent liabilities that need to be disclosed.

26.    Events After the Reporting Date

No adjusting or significant non-adjusting events have occurred between the December 31, 2024 (reporting date) and the date of authorisation.

Independent Auditor’s Report

Opinion on the Financial Statements

We have audited the consolidated financial statements of Mirragin Ras Consulting Pty Limited (the Company) which comprise the consolidated statements of financial position as at June 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated Statements of financial position of the Company at June 30, 2024 and 2023 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the conslidated financial statements in accordance with International Financial Reporting Standard (IFRS) as issued by International Accounting Standards Board (IASB), and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with US GAAS, we:

•        Use professional judgment and exercise professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and internal control related matters identified during our audit.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425

AICPA Membership No 402307223

19 December 2024

Mirragin Ras Consulting Pty Limited
Consolidated Statement of Financial Position
As at June 30, 2024

	Notes	As at June 30, 2024	As at June 30, 2023
		USD	USD
Assets
Non-current assets
Right of use assets	4	25,552	50,707
Intangible assets	5	276,385	—
Loans to related parties	6	—	43,565
Security deposit	7	3,161	3,136
		305,098	97,408
Current assets
Inventories	8	—	158,244
Accounts receivables	9	269,298	1,157,522
Cash and cash equivalents	10	210,701	155,847
		479,999	1,471,613
Total assets		785,097	1,569,021

Equity and liabilities
Capital and reserves
Share capital	11	1	1
Foreign currency translation reserve		12,109	12,346
Retained earnings		17,704	20,137
Equity attributable to equity holders of the company		29,814	32,484
Non-controlling interest		3,549	—
Total equity		33,363	32,484
Liabilities
Non-current liabilities
Long term loans	12	39,472	78,109
Due to related parties	13	2,764	—
Lease liability	4	—	11,860
		42,236	89,969
Current liabilities
Trade and other payables	14	30,948	744,310
Credit card payable	15	36,506	54,476
Taxes payable	16	385,842	380,605
Current portion of long-term loans	12	39,817	55,961
Current portion of lease liability	4	10,928	30,642
Accrued and other liabilities	17	205,457	180,574
Total liabilities		751,734	1,536,537

Total equity and liabilities		785,097	1,569,021

Contingencies and commitments	27

The accompanying notes are an integral part of these financial statements

Mirragin Ras Consulting Pty Limited
Consolidated Statement of profit or loss and other comprehensive income
For the year ended June 30, 2024

	Note	For the year ended June 30, 2024	For the year ended June 30, 2023
		USD	USD
Revenue	19	2,730,635	4,319,603
Cost of sales	20	(1,846,059)	(2,989,087)
Gross profit		884,576	1,330,516

General and administrative expenses	21	(873,578)	(1,273,712)
Other income	22	5,703	64,982
Operating profit/(loss)		16,701	121,786
Finance cost	23	(14,962)	(19,805)
Finance income		—	3,778
Profit/(loss) before taxation		1,739	105,579
Taxation		(710)	(17,078)
Profit/(loss) after taxation		1,029	88,681

Other comprehensive income/(loss) for the year		(203)	674
Total other comprehensive income for the year		(203)	674

Total comprehensive income/(loss) for the year		826	89,355

Total comprehensive income/loss) attributable to:
Shareholders of the parent		(2670)	—
Non-controlling interests		3,496	—
		826	—
Earnings/loss) per share	24
Basic		(0.22)	7.39
Diluted		(0.22)	7.39

The accompanying notes are an integral part of these financial statements

Mirragin Ras Consulting Pty Limited
Consolidated Statement of Changes in Equity
For the year ended June 30, 2024

	Share Capital	Retained Earnings/ (Accumulated losses)	Foreign Currency Translation Reserve	Non- controlling interest	Total Equity
	USD	USD	USD	USD	USD
Balance as at June 30, 2022	1	(57,661)	11,672	—	(45,988)
Share capital	—	—	—	—	—
Dividend	—	(10,883)	—	—	(10,883)
Profit/(loss) for the year	—	88,681	—	—	88,681
Other comprehensive income/(loss) for the year		—	674	—	674
Balance as at June 30, 2023	1	20,137	12,346	—	32,484
Share capital	—	—	—	53	53
Dividend	—	—	—	—	—
Profit/(loss) for the year	—	(2,433)	—	3,462	1,029
Other comprehensive income/(loss) for the year		—	(237)	34	(203)
Balance as at June 30, 2024	1	17,704	12,109	3,549	33,363

The accompanying notes are an integral part of these financial statements

Mirragin Ras Consulting Pty Limited
Consolidated Statement of Cash Flows
For the year ended June 30, 2024

	For the year ended June 30, 2024	For the year ended June 30, 2023
	USD	USD
Cash flows from operating activities
Profit after tax	1,029	88,681
Adjustment for:
Depreciation and amortization	29,995	25,658
Other comprehensive income/(loss)	(203)	674
Other non-cash adjustments	(181)	2,788
Operating profit/(loss) before working capital changes	30,640	117,801

Changes in working capital
(Increase)/decrease in accounts receivables	888,224	(256,946)
(Increase)/decrease in inventories	158,244	(158,244)
(Decrease)/increase in current liabilities	(737,070)	150,980
Net Cash generated/(used in) from operating activities	340,038	(146,409)

Cash flows from investing activities
Other cash items from investing activities	(237,504)	9,723
Cash generated/(used in) from investing activities	(237,504)	9,723

Cash flows from financing activities
Dividend paid	—	(10,883)
Other cash items from financing activities	(47,680)	(11,407)
Net cash from/(used in) financing activities	(47,680)	(22,290)

Net increase/(decrease) in cash and cash equivalents	54,854	(158,976)
Cash and cash equivalents at the beginning of the year	155,847	314,823
Cash and cash equivalents at the end of the year	210,701	155,847

The accompanying notes are an integral part of these financial statements

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

1.      General information

The principal activities of Mirragin Ras Consulting Pty Ltd and subsidiaries (the Group) are the provisioning of strategic consulting services to businesses looking to optimize their operations and achieve sustainable growth. With a focus on delivering tailored solutions to meet the unique needs of each client, Mirragin Ras Consulting leverages industry expertise and innovative strategies to drive success.

Mirragin Ras Consulting Pty Ltd, the Group’s ultimate parent company, is a limited liability company incorporated in Australia. Its registered office and principal place of business is QLD, 4074 Australia.

These consolidated financial statements of the Group incorporate results of the following subsidiaries

Name of Subsidiary	Percentage Holding	Country of Incorporation	Principal Activities
Mirragin Consultants Pty Limited	100%	Australia	Consulting services
Project Isidore Pty Limited	68.3%*	Australia	Consulting services

____________

*        60% direct ownership and 8.3% indirect ownership, totalling 68.3% ownership interest. The non-controlling interest holds the remaining 31.7% ownership interest in Project Isidore Pty Limited.

2.      Basis of presentation, preparation and compliance

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)

Standards, interpretations and amendments to approved accounting standards which became effective during the year

There are certain amendments to the accounting and reporting standards which became effective during the year and are adopted by the Company for the financial year beginning on July 01, 2023. However, these amendments do not have any significant impact on the Company’s financial reporting and therefore have not been presented in these consolidated financial statements.

Standards, interpretations and amendments to approved accounting standards that are issued but not yet effective and have not been early adopted by the Company

The following standards, amendments with respect to the approved accounting standards as applicable in Australia would be effective from the dates mentioned below and have not been early adopted by the Company:

Standards	Standards, Interpretations and Amendments	Effective date (Annual periods beginning on or after)
IAS 1	‘Presentation of financial statements Classification of liabilities as current or non-current – (Amendments)	01 January 2024
IAS 7	Statement of cash flows, Changes regarding supplier finance arrangements – (Amendments)	01 January 2024
IAS 21	The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability – (Amendments)	01 January 2025
IFRS 7	Financial instruments: Disclosures, Changes regarding supplier finance arrangements – (Amendments)	01 January 2024

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

2.      Basis of presentation, preparation and compliance (cont.)

Standards	Standards, Interpretations and Amendments	Effective date (Annual periods beginning on or after)
IFRS 9	Financial instruments: Disclosures, to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 – (Amendments)	01 January 2026
IFRS 16	Leases, Sale and Leaseback transactions – (Amendments)	01 January 2024
IFRS 17	Insurance contracts	01 January 2026

The management expects that the adoption of the above standards and amendment will not have any material impact on the Group’s financial statements.

3.      Material accounting policies

Going Concern

The directors have at the time of approving the financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

Basis of consolidation

The Group’s financial statements consolidate those of the parent company and all of its subsidiaries at June 30, 2024.

All transactions and balances between the Group companies are eliminated on consolidation, including unrealized gains and losses on transactions between the Group companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from the Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

The Group attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests.

Climate-related matters

The Group has not identified significant risks induced by climate changes that could negatively and materially affect the Group’s financial statements. Management continuously assesses the impact of climate-related matters.

Assumptions could change in the future in response to forthcoming environmental regulations, new commitments taken and changing consumer demand. These changes, if not anticipated, could have an impact on the Group’s future cash flows, financial performance and financial position.

Business combinations

The Group applies the acquisition method in accounting for business combinations. The consideration transferred by the Group to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Group, which includes the fair value of any asset or liability arising.

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

If the Group acquires a controlling interest in a business in which it previously held an equity interest, that equity interest is remeasured to fair value at the acquisition date with any resulting gain or loss recognized in profit or loss or other comprehensive income, as appropriate.

Consideration transferred as part of a business combination does not include amounts related to the settlement of pre-existing relationships. The gain or loss on the settlement of any pre-existing relationship is recognized in profit or loss.

Assets acquired and liabilities assumed are measured at their acquisition-date fair values.

Property and Equipment

IT equipment, furniture & fixtures, and office equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Group’s management. Buildings and IT equipment also include leasehold property. IT equipment, furniture & fixtures, and office equipment are subsequently measured at cost less accumulated depreciation and impairment losses.

The Group follows a policy of capitalizing tangible assets that have an individual cost exceeding AUD 5,000. Assets with a cost of AUD 5,000 or below are expensed in the period they are incurred. This threshold is reviewed periodically and adjusted if necessary.

Depreciation is recognized on a straight-line basis to write down the cost less estimated residual value of IT equipment, furniture & fixtures, and office equipment. The following useful lives are applied:

•        IT Equipment: 2 – 5 years

•        Furniture & Fixtures: 3 – 5 years

•        Office equipment: 3 – 5 years.

In the case of right-of-use assets, expected useful lives are determined by reference to the lease term. Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss either within other income or other expenses.

Intangibles

Initial Recognition of Intangible Assets

Costs incurred during the development phase are recognized as intangible assets if they satisfy all of the following criteria:

Development costs can be measured reliably.

The project is technically and commercially viable.

The Group intends to and has sufficient resources to complete the project.

The Group has the ability to use or sell the project, and.

The software will generate probable future economic benefits.

Development costs that do not meet these criteria are expensed as incurred.

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

Directly attributable costs eligible for capitalization include employee expenses related to development activities, a proportionate share of applicable overheads, and any related borrowing costs.

Subsequent Measurement

Internally developed projects with a finite useful life are measured using the cost model. Capitalized costs are amortized on a straight-line basis over their estimated useful life. Residual values and useful lives are reviewed at each reporting date, and the assets are subject to impairment testing.

The following useful life applies:

Intellectual property: 10 years

Software: 3 – 5 years

Brand names: 15 – 20 years

Amortization and Disposal

Amortization expenses are reported under “Depreciation, Amortization, and Impairment of Non-Financial Assets.”

When an intangible asset is disposed of, the resulting gain or loss is calculated as the difference between the disposal proceeds and the asset’s carrying amount. This gain or loss is recognized in the profit or loss statement under “Other Income” or “Other Expenses.”

Leases

A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period in exchange for consideration’. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:

•        The contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group.

•        The Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract.

•        The Group has the right to direct the use of the identified asset throughout the period of use. The Group assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Each lease’s term is determined on an individual basis and corresponds to the non-cancellable period of the lease commitment, plus any option periods that are reasonably certain to be applied.

Measurement and recognition of leases as a lessee

At the commencement date, the Group measures the right-of-use asset and the lease liability at the present value of the future lease payments at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

On the statement of financial position, right-of-use assets and lease liabilities have been show separately.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out (FIFO) principle and includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition.

Costs related to development projects that are in the process of production for sale are classified as inventories. These costs include direct materials, direct labor, and an allocation of overheads incurred during the development phase.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Trade debts and other receivable

Measurement

Trade and other receivables are recognized and carried at transaction price less an allowance for impairment.

Impairment

A provision for the impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is recognized in the statement of profit or loss. Bad debts are written-off in the statement of profit or loss on identification.

Judgments and estimates

The allowance for doubtful debts of the Group is based on the ageing analysis and management’s continuous evaluation of the recoverability of the outstanding receivables. In assessing the ultimate realization of these receivables, management considers, among other factors, the creditworthiness and the past collection history of each customer.

Cash and cash equivalents

Cash and bank balances comprise cash (i.e. cash on hand and demand deposits), together with other short-term, highly liquid investments maturing within 90 days from the date of acquisition that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are included in liabilities.

Trade and other payables

Trade and other payables are recognized initially at fair value plus directly attributable costs, if any, and subsequently measured at amortized costs.

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

Loans to Related Parties

Loans to related parties are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Loan Valuation

Management has assessed that the loans to Sutton Family Trust are not impaired, as the trust is financially stable and have the ability to repay the loans under the agreed terms.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of profit and loss over the period of the borrowings using the effective interest method. Finance costs are accounted for on an accrual basis and are reported under accrued finance costs to the extent of the amount remaining unpaid.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

Taxation

In making the estimate for income taxes payable by the Group, the management considers the applicable laws and the decisions of the appellate tax authorities on certain issues in the past.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.

Where the effect of the time value of money is material, the amount expected to be required to settle the obligation is recognized at present value using a pre-tax discount rate. The unwinding of the discount is recognized as finance cost in the statement of profit or loss.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

As the actual outflows can differ from estimates made for provisions due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future, the carrying amounts of provisions are reviewed at each reporting date and adjusted to take account of such changes. Any adjustments to the amount of previously recognized provision are recognized in the statement of profit or loss unless the provision was originally recognized as part of cost of an asset.

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

Revenue recognition

The Group recognizes revenue from the following major sources:

•        Consulting services provided to diversified sectors such as agriculture, mining, airports, commercial aviation & infrastructure, government & emergency services, construction, etc.

•        Training Services

•        Testing and Assurance Services

•        Services Commission

To determine whether to recognize revenue, the Group follows a 5-step process:

1.      Identifying the contract with a customer

2.      Identifying the performance obligations

3.      Determining the transaction price

4.      Allocating the transaction price to the performance obligations

5.      Recognizing revenue when/as a performance obligation(s) are satisfied

Revenue is recognized either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised services to its customers. Revenue is measured based on the consideration to which the Group expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognizes revenue when it transfers control of the service to a customer. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as a principal or an agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements except for the case of Services Commission where it acts as an agent.

Consulting Service Revenues

Revenue from consulting services is recognized over time as services are performed. Project-based revenue is recognized upon completion of milestones specified in the contract. Retainer fees are recognized over the period services are provided.

Training Revenues

Revenue from in-person training sessions is recognized on the date the training is delivered. Online training revenue is recognized over the access period granted to the customer. Webinar revenue is recognized when the webinar is delivered.

Testing and Assurance Services Revenues

Revenue from testing services is recognized as tests are performed and results are delivered. Assurance service revenue is recognized at the time when the services are rendered.

Services Commission

Commission revenue is recognized when the facilitation of a transaction between the principal and the customer is completed. This revenue is recorded net of any amounts owed to the principal.

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

Other Revenue

Other revenue Includes miscellaneous revenue recognized either at a point in time or over time depending on the nature of the underlying transaction.

Foreign Currency Transactions and Translations

Foreign currency transactions are recorded at exchange rates prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are retranslated at the exchange rate prevailing on the balance sheet dates and exchange gains and losses arising on settlement and restatement are recognized in the statement of profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in foreign currencies are not retranslated.

The results and financial position are translated into a presentation currency using the following procedures:

(a)     assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of that statement of financial position;

(b)    income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated using the average exchange rates for the period; and

(c)     all resulting exchange differences are recognized in other comprehensive income.

Functional and Presentation Currency

These financial statements are presented in United States Dollars (USD), which is the presentation currency of the Group while the functional currency of Group is Australian Dollars (AUD).

Financial Instruments

Financial Assets

Initial measurement

All financial assets and liabilities are initially measured at cost which is the fair value of the consideration given or received. These are subsequently measured at fair value, amortized cost or cost as the case may be.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables, amounts due from related parties and bank balances that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15. Refer to the accounting policy in Revenue Recognition.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include bank balances, trade receivables, amounts due from related parties, deposits and other receivables.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•        Financial assets at fair value through profit or loss — The Group has not designated any financial asset as fair value through profit or loss.

•        Financial assets at amortized cost (debt instruments) — This category is the most relevant to the Group. The Group subsequently measures financial assets at amortized cost using EIR method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired;

•        Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments) — The Group has not designated any financial asset at fair value through OCI with recycling of cumulative gains and losses; and

•        Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments) — The Group has not designated any financial asset at fair value through OCI with no recycling of cumulative gains and losses upon derecognition.

Financial Liabilities

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs

The Group’s financial liabilities include lease liabilities, trade payables, and loans.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial Liabilities at Fair Value through Profit or Loss

The Group has not designated any financial liability as fair value through profit or loss.

Loans and Borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured atamortized cost using the Effective Interest Rate (EIR) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss and other comprehensive income.

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

Payables

Accounts payable and other payables are measured at amortized cost.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss and other comprehensive income.

Fair Value of Financial Instrument

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

In the principal market for the asset or liability, or

In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible to by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and the Group intends to settle on a net basis, or to realize the assets and liabilities simultaneously.

Earnings per share

Earnings per share, diluted earnings per share are measured as follows:

Basic earnings per share are calculated by dividing profit or loss attributable to owners of the Group by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares. The weighted average number of ordinary shares outstanding is calculated based on the number of ordinary shares outstanding at the beginning of the period, after deduction of treasury shares, adjusted on a time-apportioned basis for shares bought back or issue during the period;

Diluted earnings per share are calculated by dividing profit or loss attributable to owners of the Group by the weighted average number of ordinary shares outstanding during the year as used to calculate basic earnings per share, both items being adjusted on a time-apportioned basis for the effects of all potentially dilutive financial instruments corresponding to (i) performance shares and (ii) free share grants until fully vested.

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

4.      Right of use assets

The analysis by type of right of use asset is as follows:

Building
USD
Gross
As at June 30, 2022	114,996
Addition during the year	—
As at June 30, 2023	114,996
Addition during the year	—
As at June 30, 2024	114,996
Building
USD
Accumulated depreciation
As at June 30, 2022	27,650
Depreciation for the year	25,658
As at June 30, 2023	53,308
Depreciation for the year	25,311
As at June 30, 2024	78,619
Building
USD
Carrying amount
As at June 30, 2023	50,707
As at June 30, 2024	25,552

Exchange gain/(loss)
At 30 June 2023	10,981
Add: During the year 2024	(156)
At 30 June 2024	10,825

Lease Liability

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Current Portion	10,928	30,642
Non-current portion	—	11,860
	10,928	42,502

Maturity Analysis

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Within 1 year	10,928	30,642
1 to 5 years	—	11,860
Total	10,928	42,502

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

5.      Intangible Assets

Details of the Group’s intangible assets and their carrying amounts are as follows:

(i)     Cost

Intellectual Property
Additions – internally Developed	281,069
As At June 30, 2024	281,069

(ii)    Accumulated amortization

Intellectual Property
Amortization charge	4,684
Foreign exchange movements	—
As At June 30, 2024	4,684

Carrying amount as at June 30, 2024	276,385

6.      Loan to related parties

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Loans to Sutton Family Trust	—	43,565
	—	43,565

The Group has provided loans to Sutton Family Trust which wholly owns the Group and Loan to Isidore which is subsidiary of the Group. Refer to Note 17 (Related Party Disclosures) for the details of loans.

7.      Security Deposit

	As at 30 June 2024	As at 30 June 2023
	USD	USD
Security deposit against rental	3,161	3,136
	3,161	3,136

8.      Inventories

	As at 30 June 2024	As at 30 June 2023
	USD	USD
Development project	—	158,244
	—	158,244

Development project is measured at cost, which includes all costs of purchase, costs of conversion, and other costs incurred in bringing the project to their present condition and location. The costs of conversion include direct labour and a systematic allocation of fixed and variable production overheads incurred during the development phase.

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

9.      Trade and Other Receivables

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Accounts Receivable	269,298	1,157,522
	269,298	1,157,522

Trade Receivables

The average credit period on sales of services is 60 days. No interest is charged on outstanding trade receivables.

The Group measures the loss allowance for trade receivables at an amount equal to lifetime expected credit losses (ECL). These expected credit losses are estimated based on past default experience of the debtor, the current financial position of the debtor, and adjusted for factors specific to the debtors, general economic conditions, and an assessment of both current and forecast conditions at the reporting date.

The Group uses a simplified approach, recognizing a loss allowance based on lifetime ECL from the initial recognition of the receivables. The Group periodically reviews the recoverability of receivables and ascertains the possibility of credit losses. Based on this assessment, the Group creates a provision of doubtful debt that is charged to statement of profit or loss in the period in which these are determined.

10.    Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Cash at Bank	210,700	155,846
Cash in Hand	1	1
	210,701	155,847

11.    Share Capital

The share capital of the Company consists only of fully paid ordinary shares with a nominal (par) value of USD 0.000115 per share. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings of the Company.

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Issued, subscribed and fully paid-up	—	—
12,000 (June 30, 2023 – 12,000) equity shares	1	1
Total issued, subscribed and fully paid-up share capital

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

12.    Long Term Loans

The carrying amounts of loans as of June 30, are as follows:

Current Portion of Loans:	As at June 30, 2024	As at June 30, 2023
	USD	USD
Unsecured Loan from American Express	32,625	48,986
Unsecured Loan from QRIDA	7,192	6,975
	39,817	55,961
Non-Current Portion of Loans:	As at June 30, 2024	As at June 30, 2023
	USD	USD
Unsecured Loan from American Express	—	32,395
Unsecured Loan from QRIDA	39,472	45,714
	39,472	78,109

Unsecured Loan from American Express:

Principal Amount: USD 106,530 (AUD 150,000)

Interest Rate: 12.95% fixed

Maturity Date: January 24, 2025

Guarantee: Personally guaranteed by Robert Sutton (Managing Director)

Unsecured Loan from Queensland Rural and Industry Development Authority (QRIDA)

Principal Amount: USD 55,356 (AUD 79,470)

Interest Rate: Variable, 0% for the first 12 months from commencement date. Then 2.5% p.a. for the remainder of the loan term.

Maturity Date: July 13, 2030

13.    Due to Related Parties

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Rob Sutton	2,764	—
	2,764	—

14.    Trade and Other Payables

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Trade Payables	30,948	744,310
	30,948	744,310

All amounts are short-term. The carrying values of trade payables are considered to be a reasonable approximation of fair value.

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

15.    Credit Card Payable

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Credit Card Payable	36,506	54,476
	36,506	54,476

The Group has credit card facility with American Express, bearing interest rates ranging from 0% to 22.99%. The balances are repayable within 30 days of the statement date. As of June 30, 2024, the carrying amount of credit card payables was USD 36,506 (USD 54,476 as of June 30, 2023)

16.    Taxes Payable

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Taxes payable	364,412	348,653
Payroll tax payable	21,430	31,952
	385,842	380,605

17.    Accrued and Other Liabilities

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Payroll and benefits payable	150,918	180,044
Other payables	54,539	530
	205,457	180,574

18.    Related Party Transactions

Loans to related parties

The Company has provided loans to Sutton Family Trust and Mirragin Project Isidore Pty Limited. These transactions have been carried out on normal commercial terms and conditions and at market rates. Details of these loans are as follows:

	Amount	Repayment Period	Interest Rate
Sutton Family Trust Loan – 2021	40,776	6 Years	Benchmark Rate
Sutton Family Trust Loan – 2022	11,375	7 Years	Benchmark Rate
Sutton Family Trust Loan – 2023	1,864	7 Years	Benchmark Rate
Loan-Mirragin Project Isidore Pty Ltd	—	7 Years	Benchmark Rate

Nature of Relationship

Sutton Family Trust is considered a related party as it wholly owns the Company. The transactions have been made under terms that are equivalent to those that prevail in arm’s length transactions

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

18.    Related Party Transactions (cont.)

Outstanding Balances

As of the reporting date, the following balances were outstanding:

	June 30, 2024	June 30, 2023
	USD	USD
Sutton Family Trust Loan - 2021	—	32,108
Sutton Family Trust Loan - 2022	—	9,593
Sutton Family Trust Loan - 2023	—	1,864

Transactions with Key Management Personnel

Related Party	Description	June 30, 2024	June 30, 2023
		USD	USD
Robert Sutton	Salary	119,941	112,728
Laura Sutton	Salary	63,405	112,728
Robert Sutton	Loan	2,764	—

Key Management Personnel Compensation

Total compensation paid to key management personnel during the year is as follows:

	June 30, 2024	June 30, 2023
	USD	USD
Component
Salary	183,346	225,456

19.    Revenue

		As at June 30, 2024	As at June 30, 2023
		USD	USD
Disaggregation of Revenue
Consulting Service		2,374,514	3,853,415
Testing and Assurance Services		254,060	389,207
Other Revenue		27,305
Services Commission	19.1	74,756	76,982
		2,730,635	4,319,603

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

19.    Revenue (cont.)

19.1  Services Commission

The Group has contractual arrangement with one of its customers to provide services wherein the Group acts as an agent. Under this arrangement the service commission revenue is recognized at a point in time when the performance obligation is satisfied. This occurs when the Group facilitates a service transaction between the principal and its customer, and has no further obligations related to the transaction. Revenue from service commissions is recorded on a net basis, representing the amount of commission earned after deducting any amounts owed to the principal.

External revenue by timing of revenue

	As at June 30, 2024	As at June 30, 2023
	USD	USD
Services transferred at a point in time	356,121	466,189
Services transferred over time	2,374,514	3,853,4145
	2,730,635	4,319,603

20.    Cost of Revenue

	For the year ended June 30, 2024	For the year ended June 30, 2023
	USD	USD
Salaries, Wages and Benefits	1,713,132	2,255,438
Subcontractors	110,259	710,726
Cost of goods	8,113	—
Travel costs	14,555	22,923
	1,846,059	2,989,087

21.    General and Administration Expense

	For the year ended June 30, 2024	For the year ended June 30, 2023
	USD	USD
Salaries, Wages and Benefits	714,554	892,630
Fee and Subscription	32,156	107,775
Facilities Rental	548	10,177
Depreciation – ROU Assets	25,311	25,658
Amortization – Intangibles	4,684	—
Legal and Professional Charges	22,729	44,655
Marketing and Advertising Expense	7,809	34,551
IT expenses	32,471	39,931
Travelling	15,072	64,078
Insurance	3,453	11,069
Bank charges	7,961	6,333
Other sundry expenses	6,830	36,855
	873,578	1,273,712

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

22.    Other income

	For the year ended June30, 2024	For the year ended June 30, 2023
	USD	USD
Other income	5,709	12,733
Refundable R&D Tax Offset	—	54,225
Realized currency gain/(loss)	(6)	(1,976)
	5,703	64,982

Other income mainly includes redemption of American Express reward points.

23.    Finance Cost

	For the year ended June30, 2024	For the year ended June 30, 2023
	USD	USD
Interest expense	13,737	16,789
Interest expense – Lease Liability	1,225	3,016
	14,962	19,805
Finance Income
Interest from cash and cash equivalents	—	3,778

24.    Earnings per share

	For the year ended June 30, 2024	For the year ended June 30, 2023
	USD	USD
Profit/(loss) attributable to the ordinary equity holders of the company	(2,670)	88,681
Weighted average number of ordinary shares	12,000	12,000
Basic earnings/(loss) per share	(0.22)	7.39
Diluted earnings/(loss) per share	(0.22)	7.39

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

25.    Financial Instruments

Classes and categories of financial instruments

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	June 30, 2024	June 30, 2023
	USD	USD
Financial Assets
Measured at amortized cost:
– Loans to related parties	—	43,565
– Trade and other receivables	269,298	1,157,522
– Cash and cash equivalents	210,701	155,847
– Security deposits	3,161	3,136

Financial Liabilities
Measured at amortized cost:
– Loans	79,289	134,070
– Trade and other payables	30,948	744,310
– Taxes payable	385,842	380,605
– Accrued and other liabilities	205,457	180,574

Fair Value Measurement

All financial assets and financial liabilities are measured at amortized cost, and their carrying values approximate their fair values.

Financial Risk Management Objectives and Policies

The Group’s principal financial liabilities comprise loans, trade payables, and other payables. The main purpose of these financial liabilities is to finance the entity’s operations. The Group’s principal financial assets include loans, Investment, trade and other receivables, and cash and cash equivalents that derive directly from its operations.

The Group is exposed to market risk, credit risk, and liquidity risk. The Group’s strategic management oversees the management of these risks.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and other price risk. The entity is primarily exposed to interest rate risk through its variable-rate borrowings from QRIDA.

Interest Rate Risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The entity’s exposure to the risk of changes in market interest rates relates primarily to the entity’s long-term debt obligations with floating interest rates (QRIDA Loan).

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

25.    Financial Instruments (cont.)

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The entity is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments.

Trade Receivables

The Group trades only with recognized, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the entity’s exposure to bad debts is not significant.

Liquidity Risk

Liquidity risk is the risk that the entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The entity monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g., trade receivables and other financial assets), and projected cash flows from operations.

Maturities of Financial Liabilities:

The following tables detail the entity’s remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the entity can be required to pay.

Financial Liabilities	< 1 year	1-5 years	> 5 years
Loans	39,817	39,472	—
Trade and other payables	30,948	—	—
Taxes payable	385,842	—	—
Accrued and other liabilities	205,457	—	—

Capital Management

The primary objective of the entity’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The entity manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The entity monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The entity includes within net debt, interest-bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	June 30, 2024	June 30, 2023
	USD	USD
Interest-bearing loans and borrowings	79,289	134,070
Cash and cash equivalents	(210,701)	(155,847)
Net Debt	(131,412)	(21,777)
Total Equity	33,363	32,484
Net Debt	(131,412)	(21,777)
	(98,049)	10,707
Net debt to adjusted equity ratio	1.34	(2.03)

Mirragin Ras Consulting Pty Limited
Notes to the Consolidated financial statements
For the year ended June 30, 2024

26.    Presentation currency

For the purpose of financial statements, the following foreign currency exchange rates were used:

1 AUD to USD
Closing Rate as at:
June 30, 2023	0.6630
June 30, 2024	0.6682

Average Rate for the year ended:
June 30, 2023	0.6710
June 30, 2024	0.6619

27.    Contingent Liabilities

As at June 30, 2024, the Group has no contingent liabilities.

Contingent liabilities are potential liabilities that may arise depending on the outcome of an uncertain future event. They are not recognized in the financial statements because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

The Group continuously monitors and assesses all potential risks and uncertainties that may impact its financial position. As of the reporting date, the Group has not identified any contingent liabilities that need to be disclosed.

28.    Events After the Reporting Date

No adjusting or significant non-adjusting events have occurred between the June 30, 2024 (reporting date) and the date of authorisation.

22 May 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nisus Australia Pty Limited
Australia

Review of Interim Financial Statements

We have reviewed the accompanying financial statements of Nisus Australia Pty Limited, which comprise the statement of financial position as of December 31, 2024 and June 30, 2024, the related statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the six months ended December 31, 2024 and 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA and in accordance with International Standard on Review Engagements issued by the International Auditing and Assurance Standards Board. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Nisus Australia Pty Limited and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425

AICPA Membership No 402307223

Nisus Australia Pty Limited

Statement of Financial Position

As at December 31, 2024

(In Australian dollars)	Notes	Dec-2024	Jun-2024
Assets
Non-current assets
Property, plant and equipment
Office Equipment	4	965	—
Total non-current assets		965	—

Current assets
Cash and cash equivalents	5	607,878	792,951
Trade and other receivables	6	1,025,620	1,257,561
Income tax refundable		155,708	3,553
Total current assets		1,789,206	2,054,066
Total assets		1,790,171	2,054,066

Equity and liabilities
Shareholder’s Equity
Share capital	7	1	1
Retained earnings		846504	1761717
Dividend Paid	8	(340,000)	(1,424,423)
Total equity		506,505	337,295

Liabilities
Current liabilities
Trade and other payables	10	1,113,905	1,716,771
Accrued and other liabilities	11	25	—
Tax Provision		169,737	—
Total current liabilities		1,283,666	1,716,771
Total equity and liabilities		1,790,171	2,054,065

The accompanying notes are an integral part of these financial statements.

Nisus Australia Pty Limited

Statements of profit or loss and other comprehensive income

For the six months ended 31 December 2024

(In Australian Dollars)	Notes	Dec-2024	Dec-2023
Revenue	12	6,924,056	5,889,812
Cost of sales	13	(5,721,196)	(5,009,312)
Gross profit		1,202,860	880,501

Operating Expenses

General and administrative expenses	14	(527,161)	(351,878)
Sales and marketing	14	(8,679)	(7,783)
		(535,840)	(359,661)
Operating income		667,020	520,840

Other income		20	—
interest income	15	11,907	8,903
Income before tax		678,947	529,743
Tax expense		(169,737)	(131,803)
Net income and comprehensive income for the year		509,210	397,941
Number of common shares outstanding		100	100
– basic and diluted
Earnings per share
Basic and diluted earnings per share		5092	3,979

The accompanying notes are an integral part of these financial statements

Nisus Australia Pty Limited

Statement of Changes in shareholder Equity

For the six months ended 31 December 2024

(In Australian Dollars)	Issued Capital	Retained Earnings	Dividend paid	Total Equity
Balance as at June 30, 2023	1	1,419,623	(558,000)	861,624

Net income for the period	—	397,941	—	397,941
Dividend paid	—	—	(1,060,423)	(1,060,423)
Balance as at December 31, 2023	1	1,817,564	(1,618,423)	199,142

Balance as at June 30,2024	1	1,761,717	(1,424,423)	337,295

Net income for the period	—	509,210	—	509,210
Dividend paid	—	—	(340,000)	(340,000)
Balance as at December 31, 2024	1	2,270,927	(1,764,423)	506,505

The annexed notes are an integral part of these financial statements

Nisus Australia Pty Limited

Statement of Cash Flows

For the six-months ended December 31, 2024

(In Australian Dollars)	Dec-2024	Dec-2023
Operating activities
Income for the period	509,210	397,941

Adjustment for non-cash items:
Depreciation	—	—

Changes in current assets and current liabilities
(Increase)/decrease in trade and other receivables	231,941	207,495
(Increase)/decrease in other assets	(152,154)
(Decrease)/increase in trade and other payables	(602,841)	(208,032)
Cash flows generated by operating activities	(13,844)	397,403
Tax paid/recovered	169,737	(20,443)

Investing activities

Purchase of property, plant and equipment	(965)	—
Other cash items from investing activities	—	74,674
Cash flows generated by/(used in) investing activities	(965)	74,674

Financing activities

Other cash items from financing activities	(340,000)	(1,060,423)
Cash flows (used in) financing activities	(340,000)	1,060,423

Change in cash during the period	(185,073)	(608,789)
Cash and cash equivalents at beginning of period	792,951	1,348,730
Cash and cash equivalents at end of period	607,878	739,941

The accompanying notes are an integral part of these financial statements

Nisus Australia Pty Limited
Notes to the financial statements
For the Six months ended 31 December 2024

1.      General information and basis of presentation

Nisus Australia is in the business of providing personnel recruitment and ICT Consulting services to mobile carriers, large multinational companies, government departments, defence, emergency services, small to medium-sized businesses and individuals

These financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The financial statements of Nisus Australia are presented in Australian dollars (AUD) and are rounded to the nearest AUD.

2.      Basis of presentation, preparation and compliance

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)

Standards, interpretations and amendments to approved accounting standards which became effective during the year

There are certain amendments to the accounting and reporting standards which became effective during the year and are adopted by the Company for the financial year beginning on July 01, 2024. However, these amendments do not have any significant impact on the Company’s financial reporting, and therefore have not been presented in these unconsolidated financial statements.

Standards, interpretations and amendments to approved accounting standards that are issued but not yet effective and have not been early adopted by the Company

The following standards, amendments with respect to the approved accounting standards as applicable in Pakistan would be effective from the dates mentioned below and have not been early adopted by the Company:

Standards	Standards, Interpretations and Amendments	Effective date (Annual periods beginning on or after)
IAS 1	‘Presentation of financial statements Classification of liabilities as current or non-current – (Amendments)	01 January 2024
IAS 7	Statement of cash flows, Changes regarding supplier finance arrangements – (Amendments)	01 January 2026
IAS 21	The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability – (Amendments)	01 January 2025
IFRS 7	Financial instruments: Disclosures, Changes regarding supplier finance arrangements – (Amendments)	01 January 2026
IFRS 9	Financial instruments: Disclosures, to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 – (Amendments)	01 January 2026
IFRS 16	Leases, Sale and Leaseback transactions – (Amendments)	01 January 2024
IFRS 17	Insurance contracts	01 January 2026

The management expects that the adoption of above standards and amendment will not have any material impact on the Company’s financial statements.

Nisus Australia Pty Limited
Notes to the financial statements
For the Six months ended 31 December 2024

3.      Material accounting policies

Going Concern

The management has assessed the company’s ability to continue as a going concern and has concluded that it is appropriate to prepare the financial statements on a going concern basis. The assessment was based on the company’s current financial position, cash flow projections, and the availability of financial resources. The financial statements have accordingly been prepared on a going concern basis, which assumes that the company will continue to operate for the foreseeable future.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into entity’s functional currency as rates of exchange in effect at the statement of financial position date. Revenues and expenses denominated in foreign currencies are translated into each entity’s functional currency at rates prevailing on the transaction dates. Gains and losses resulting from translation of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are included in the determination of income for the year.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks and highly liquid short-term securities with maturities of three months or less at the date of purchase.

Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price less cost to complete and applicable selling expenses.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairments. Costs include expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying value of a replaced asset is derecognized when replaced. Maintenance and repairs are expensed as incurred. Property, plant and equipment are depreciated from the point at which the asset is ready for use. Depreciation is computed using the methods and rates based on the estimated useful lives of the property, plant and equipment as outlined below:

Class of fixed assets	Depreciation rate (%)	Depreciation method
Plant and equipment	10 to 40	Diminishing value
Motor vehicles	10 to 40	Diminishing value
Leasehold improvements	2.5 to 25	Diminishing value
Low value pool	20 to 40	Diminishing value

Provisions

Provisions are liabilities of uncertain timing or amount. A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation for which the amount can be estimated reliably, and it is more

Nisus Australia Pty Limited
Notes to the financial statements
For the Six months ended 31 December 2024

3.      Material accounting policies (cont.)

likely than not that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation. When the effect of discounting is significant, the amount of the provision is determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are reviewed at each reporting date and any changes to estimates are reflected in the statement of operations.

Income Taxes

Income tax expense comprises current and deferred tax. Current income tax and deferred income tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss), in which case the current and/or deferred tax is also recognized directly in equity or other comprehensive income (loss). Current income taxes are the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years that are expected to be paid. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Earnings per share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated by adjusting net income (loss) and weighted average number of shares outstanding during the period for the effects of dilutive potential shares, which may include any options granted.

Revenue recognition

Nisus Australia is in the business of providing personnel recruitment and ICT Consulting services. The revenue is based on the services provided. Revenue from contracts with customers is recognized when performance obligations of agreed services are met for the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

For both personnel recruitment service contracts and ICT Consulting service contracts, the arrangement is through Time & Material Agreements. Under this type of agreement, revenue is recognized based on the actual time (measured in the number of hours) expended in serving customers by the conclusion of each invoicing period, typically a month. The process entails Nisus personnel submitting timesheets that are approved by designated customer delegates at the conclusion of each period. Customers are then invoiced for the accumulated hours worked. The standard credit term is a 30-day payment window from the issuance date of the invoices. In accordance with the practical expedient for the invoice method under IFRS 15, the Company recognizes revenue from services at the time of invoicing, provided that it has an enforceable right to payment and has fulfilled its service obligations to the customer.

Financial instruments

Financial Assets

Initial measurement

All financial assets and liabilities are initially measured at cost which is the fair value of the consideration given or received. These are subsequently measured at fair value, amortized cost or cost as the case may be.

Nisus Australia Pty Limited
Notes to the financial statements
For the Six months ended 31 December 2024

3.      Material accounting policies (cont.)

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables, amounts due from related parties and bank balances that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15. Refer to the accounting policy in Revenue Recognition.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company’s financial assets include bank balances and trade receivables.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•        Financial assets at fair value through profit or loss — The Company has not designated any financial asset as fair value through profit or loss.

•        Financial assets at amortized cost (debt instruments) — This category is the most relevant to the Company. The Company subsequently measures financial assets at amortized cost using EIR method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired;

•        Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments) — The Company has not designated any financial asset at fair value through OCI with recycling of cumulative gains and losses; and

•        Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments) — The Company has not designated any financial asset at fair value through OCI with no recycling of cumulative gains and losses upon derecognition.

Financial Liabilities

Initial measurement

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs

The Company’s financial liabilities include accounts payables and accrued and other liabilities.

Nisus Australia Pty Limited
Notes to the financial statements
For the Six months ended 31 December 2024

3.      Material accounting policies (cont.)

Subsequent Measurement

The measurement of financial liabilities depends on their classification as described below:

Financial Liabilities at Fair Value through Profit or Loss

The Company has not designated any financial liability as fair value through profit or loss.

Borrowings

Borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method (“EIR”). Gains and losses are recognized in the statement of comprehensive income when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in ﬁnance costs in the statement of comprehensive income.

Instalments due within one year are shown as a current liability.

Accrued expenses

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not

Fair Value of Financial Instrument

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

In the principal market for the asset or liability, or

In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible to by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and the Company intends to settle on a net basis, or to realize the assets and liabilities simultaneously.

Nisus Australia Pty Limited
Notes to the financial statements
For the Six months ended 31 December 2024

4       Property, plant and equipment

Cost	As at Dec-31, 2024	As at Jun-30, 2024
	AUD	AUD
Office Equipment	3,495	3,495
IT Equipment	7,378	7,378
	10,873	10,873

Additions during the period
Office Equipment	965	—
IT Equipment	—	—

Accumulated Depreciation
Office Equipment	3,495	3,495
IT Equipment	7,377.9	7,377.9
	10,873	10,873
Depreciation Expense During the period
Office Equipment	—	—
IT Equipment	—	—
	—	—
Disposal for the period
Office Equipment	—	—
IT Equipment	—	—

Net book value
Office Equipment	965	—
IT Equipment	—	—
	965

5.      Cash and cash equivalents

	As at Dec-31, 2024	As at Jun-30, 2024
	AUD	AUD
Cash in hand	1	1
Cash at banks	607,877	792,950
	607,878	792,951

6.      Accounts Receivables

	As at Dec-31, 2024	As at Jun-30, 2024
	AUD	AUD
Accounts receivables	1,025,620	1,257,561

Nisus Australia Pty Limited
Notes to the financial statements
For the Six months ended 31 December 2024

7.      Share capital

	As at Dec-31, 2024	As at Jun-30, 2024
	AUD	AUD
Fully paid Ordinary Shares – Numbers	100	100
Fully paid Ordinary Shares – Amount (AUD)	1	1

8.      Dividends

During the period ended December 31,2024, Nisus Australia Pty Ltd. paid dividends of AUD 340,000 to its equity shareholders. (December 31,2024:1,618,423)

9.      Related Party Transactions

Related parties	Relationship	As at Dec-31, 2024	As at Jun-30, 2024
		AUD	AUD
Key Management Personnel Compensation
Remuneration	CEO	2,013	7,549
Payables
Nisus Payroll Pty Limited	Affiliate	909,248	1,505,785

10.    Trade and other payables

	As at Dec-31, 2024	As at Jun-30, 2024
	AUD	AUD
Trade Payable	1,716,771	1,441,908

11.    Accrued and other liabilities

	As at Dec-31, 2024	As at Jun-30, 2024
	AUD	AUD
GST	25	24
Income tax payable	—	(3,578)
	25	(3,553)

12.    Revenue

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
Revenue	6,924,056	5,889,812

Nisus Australia Pty Limited
Notes to the financial statements
For the Six months ended 31 December 2024

13.    Cost of sales

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
Management Fees – Subcontractor	5,685,514	5,009,312
Management Fees – Processing Fees	35,682	—
	5,721,196	5,009,312

14.    Operating expenses

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
General and administrative	527,161	351,878
Sales and marketing	8,679	7,783
	535,840	359,661
Expenses by nature
Office expenses	648	156
Interest and bank charges	60	60
Professional fees	165,143	61,731
Depreciation	—	1,343
Salaries and benefits	344,914	281,725
Insurance	10,509	2,260
Miscellaneous expense	15,505	807
Sales and marketing	8,679	7,783
Travel	4,384	3,796
	735,036	637,845

15.    Interest income

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
Macquarie Bank Interest	11,907	8,903

Nisus Australia Pty Limited
Notes to the financial statements
For the Six months ended 31 December 2024

16.    Earnings per share

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
Profit attributable to the ordinary equity holders of the company	509,210	397,941
Weighted average number of ordinary shares	100	100

Basic earnings/(loss) per share	5,092	3,979
Diluted earnings/(loss) per share	5,092	3,979

17.    Financial Instruments

Classes and categories of financial instruments

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
Financial Assets
Measured at amortized cost:
Loans from related parties	—	—
– Trade and other receivables	1,025,620	1,257,561
– Cash and cash equivalents	607,878	792,951
Financial Liabilities
Measured at amortized cost:
– Trade and other payables	1,113,905	1,716,771
– Accrued and other liabilities	25	(3,553)

Fair Value Measurement

All financial assets and financial liabilities are measured at amortized cost, and their carrying values approximate their fair values.

Financial Risk Management Objectives and Policies

“The Company’s principal financial liabilities comprise trade payables. The main purpose of these financial liabilities is to finance the entity’s operations. The Company’s principal financial assets include loans, trade receivables, and cash and cash equivalents that derive directly from its operation

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and other price risk. The entity is not exposed to interest rate risk

Nisus Australia Pty Limited
Notes to the financial statements
For the Six months ended 31 December 2024

17.    Financial Instruments (cont.)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The entity is not exposure to the risk of changes in market interest rates

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The entity is exposed to credit risk from its operating activities primarily trade receivables.

Trade Receivables

The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the entity’s exposure to bad debts is not significant.

Liquidity Risk

Liquidity risk is the risk that the entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The entity monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets.

Maturities of Financial Liabilities

The following tables detail the entity’s remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the entity can be required to pay.

Financial Liabilities	< 1 year	1-5 years	> 5 years
Trade and other payables	1,113,905	—	—
Accrued and other liabilities	25	—	—

18.    Contingencies and commitments

As at 31 December 2024, the Company has no contingent liabilities

Contingent liabilities are potential liabilities that may arise depending on the outcome of an uncertain future event. They are not recognized in the financial statements because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company.

The Company continuously monitors and assesses all potential risks and uncertainties that may impact its financial position. As of the reporting date, the Company has not identified any contingent liabilities that need to be disclosed.

19.    Events After the Reporting Date

No adjusting or significant non-adjusting events have occurred between the 31 December 2024 (reporting date) and the date of authorisation.

Independent Auditor’s Report

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Nisus Australia Pty Limited (the Company) which comprise the consolidated statements of financial position as at June 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements including a summary of significant accounting policies.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023 and the results of its operations and its cash flows for each of the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standard (IFRS) as issued by International Accounting Standards Board (IASB), and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with US GAAS, we:

•        Use professional judgment and exercise professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and internal control related matters identified during our audit.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425

AICPA Membership No 402307223

19 December 2024

Nisus Australia Pty Limited

Statement of Financial Position

As at June 30, 2024

	Notes	As at June 30, 2024	As at June 30, 2023
		AUD	AUD
Assets
Current assets
Accounts receivables	5	1,257,561	965,518
Income tax refundable		3,553	—
Other current assets-due from related party	4	—	74,674
Cash and cash equivalents	6	792,951	1,348,730
Total current assets		2,054,065	2,388,922
Total assets		2,054,065	2,388,922

Equity and liabilities
Equity
Share capital	7	1	1
Retained earnings		1,761,717	861,623
Dividend Paid	8	(1,424,423)	(558,000)
Total equity		337,295	861,624

Liabilities
Current liabilities
Trade and other payables	10	1,716,771	1,441,908
Accrued and other liabilities	11	—	85,390
Total current liabilities		1,716,771	1,527,298
Total equity and liabilities		2,054,065	2,388,922

The accompanying notes are an integral part of these financial statements

Nisus Australia Pty Limited

Statements of profit or loss and other comprehensive income

For the year ended June 30, 2024

	Notes	For the year ended June 30, 2024	For the year ended June 30, 2023
		AUD	AUD
Revenue	12	12,673,128	11,622,386
Cost of sales	13	(10,757,811)	(9,850,771)
Gross profit		1,915,317	1,771,615

General and administrative expenses	14	(720,098)	(623,753)
Selling and marketing expenses	14	(14,938)	(14,092)
Operating profit		1,180,281	1,133,770
Other income		—	333
interest income	15	20,495	14,200
Profit before tax		1,200,776	1,148,303
Tax expense		(300,682)	(287,039)
Profit for the year		900,094	861,264

Other comprehensive income		—	—
Comprehensive profit for the year		900,094	861,264

Earnings per share
Basic	16	9,001	8,613
Diluted		9,001	8,613

The accompanying notes are an integral part of these financial statements

Nisus Australia Pty Limited

Statement of Changes in Equity

For the year ended June 30, 2024

	Share Capital	Retained Earnings/ (Accumulated losses)	Total Equity
	AUD	AUD	AUD
Balance as at June 30, 2022	1	558,359	558,360
Dividend	—	(558,000)	(558,000)
Profit for the year	—	861,264	861,264
Balance as at June 30, 2023	1	861,623	861,624

Dividend	—	(1,424,423)	(1,424,423)
Profit for the year	—	900,094	900,094
Balance as at June 30, 2024	1	337,294	337,295

The annexed notes are integral part of these financial statements

Nisus Australia Pty Limited

Statement of Cash Flows

For the year ended June 30, 2024

	For the year ended June 30, 2024	For the year ended June 30, 2023
	AUD	AUD
Cash flows from operating activities
Profit after tax	900,094	861,264
Adjustment for non-cash items:
Depreciation	—	6,526

Changes in operating assets and liabilities
(Increase)/decrease in accounts receivables	(295,596)	38,727
(Increase)/decrease in other assets	74,674	(81,200)
(Decrease)/increase in accounts payables	274,863	278,407
Cash generated from operations	955,377	1,103,724
Taxes paid	(85,390)	—
Net cash flows from/(used in) operating activities	868,644	1,103,724
Cash flows from investing activities
Cash flows generated by/(used in) from investing activities	—	—
Net cash flows from/(used in) investing activities	—	—
Cash flows from financing activities
Other cash items from financing activities	(1,424,423)	(475,029)
Net cash flows from/(used in) financing activities	(1,424,423)	(475,029)

Net increase/(decrease) in cash and cash equivalents	(555,779)	628,695
Cash and cash equivalents at the beginning of the year	1,348,730	720,035
Cash and cash equivalents at the end of the year	792,951	1,348,730

The accompanying notes are an integral part of these financial statements

Nisus Australia Pty Limited
Notes to the financial statements
For the year ended June 30, 2024

1.      General information and basis of presentation

Nisus Australia is in the business of providing personnel recruitment and ICT Consulting services to mobile carriers, large multinational companies, government departments, defence, emergency services, small to medium-sized businesses and individuals

These financial statements have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The financial statements of Nisus Australia are presented in Australian dollars (AUD) and are rounded to the nearest AUD.

2.      Basis of presentation, preparation and compliance

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)

Standards, interpretations and amendments to approved accounting standards which became effective during the year

There are certain amendments to the accounting and reporting standards which became effective during the year and are adopted by the Company for the financial year beginning on July 01, 2023. However, these amendments do not have any significant impact on the Company’s financial reporting, and therefore have not been presented in these financial statements.

Standards, interpretations and amendments to approved accounting standards that are issued but not yet effective and have not been early adopted by the Company

The following standards, amendments with respect to the approved accounting standards as applicable in Australia would be effective from the dates mentioned below and have not been early adopted by the Company:

Standards	Standards, Interpretations and Amendments	Effective date (Annual periods beginning on or after)
IAS 1	‘Presentation of financial statements Classification of liabilities as current or non-current – (Amendments)	01 January 2024
IAS 7	Statement of cash flows, Changes regarding supplier finance arrangements – (Amendments)	01 January 2024
IAS 21	The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability – (Amendments)	01 January 2025
IFRS 7	Financial instruments: Disclosures, Changes regarding supplier finance arrangements – (Amendments)	01 January 2024
IFRS 9	Financial instruments: Disclosures, to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 – (Amendments)	01 January 2026
IFRS 16	Leases, Sale and Leaseback transactions – (Amendments)	01 January 2024
IFRS 17	Insurance contracts	01 January 2026

Nisus Australia Pty Limited
Notes to the financial statements
For the year ended June 30, 2024

3.      Material accounting policies

Going Concern

The management has assessed the company’s ability to continue as a going concern and has concluded that it is appropriate to prepare the financial statements on a going concern basis. The assessment was based on the company’s current financial position, cash flow projections, and the availability of financial resources. The financial statements have accordingly been prepared on a going concern basis, which assumes that the company will continue to operate for the foreseeable future.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into entity’s functional currency as rates of exchange in effect at the statement of financial position date. Revenues and expenses denominated in foreign currencies are translated into each entity’s functional currency at rates prevailing on the transaction dates. Gains and losses resulting from translation of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are included in the determination of income for the year.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks and highly liquid short-term securities with maturities of three months or less at the date of purchase.

Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price less cost to complete and applicable selling expenses.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairments. Costs include expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying value of a replaced asset is de-recognized when replaced. Maintenance and repairs are expensed as incurred. Property, plant and equipment are depreciated from the point at which the asset is ready for use. Depreciation is computed using the methods and rates based on the estimated useful lives of the property, plant and equipment as outlined below:

Class of fixed assets	Depreciation rate (%)	Depreciation method
Plant and equipment	10 to 40	Diminishing value
Motor vehicles	10 to 40	Diminishing value
Leasehold improvements	2.5 to 25	Diminishing value
Low value pool	20 to 40	Diminishing value

Provisions

Provisions are liabilities of uncertain timing or amount. A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation for which the amount can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Provisions are measured

Nisus Australia Pty Limited
Notes to the financial statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

at management’s best estimate of the expenditure required to settle the obligation. When the effect of discounting is significant, the amount of the provision is determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are reviewed at each reporting date and any changes to estimates are reflected in the statement of operations.

Income Taxes

Income tax expense comprises current and deferred tax. Current income tax and deferred income tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss), in which case the current and/or deferred tax is also recognized directly in equity or other comprehensive income (loss). Current income taxes are the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years that are expected to be paid. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Earnings per share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated by adjusting net income (loss) and the weighted average number of shares outstanding during the period for the effects of dilutive potential shares, which may include any options granted.

Revenue recognition

Nisus Australia is in the business of providing personnel recruitment and ICT Consulting services. The revenue is based on the services provided. Revenue from contracts with customers is recognized when the performance obligations of agreed services are met for the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

For both personnel recruitment service contracts and ICT Consulting service contracts, the arrangement is through Time & Material Agreements. Under this type of agreement, revenue is recognized based on the actual time (measured in the number of hours) expended in serving customers by the conclusion of each invoicing period, typically a month. The process entails Nisus personnel submitting timesheets that are approved by designated customer delegates at the conclusion of each period. Customers are then invoiced for the accumulated hours worked. The standard credit term is a 30-day payment window from the issuance date of the invoices. In accordance with the practical expedient for the invoice method under IFRS 15, the Company recognizes revenue from services at the time of invoicing, provided that it has an enforceable right to payment and has fulfilled its service obligations to the customer.

Financial instruments

Financial Assets

Initial measurement

All financial assets and liabilities are initially measured at cost which is the fair value of the consideration given or received. These are subsequently measured at fair value, amortized cost or cost as the case may be.

Nisus Australia Pty Limited
Notes to the financial statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables, amounts due from related parties and bank balances that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15. Refer to the accounting policy in Revenue Recognition.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company’s financial assets include bank balances and trade receivables.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•        Financial assets at fair value through profit or loss — The Company has not designated any financial asset as fair value through profit or loss.

•        Financial assets at amortized cost (debt instruments) — This category is the most relevant to the Company. The Company subsequently measures financial assets at amortized cost using EIR method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired;

•        Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments) — The Company has not designated any financial asset at fair value through OCI with recycling of cumulative gains and losses; and

•        Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments) — The Company has not designated any financial asset at fair value through OCI with no recycling of cumulative gains and losses upon derecognition.

Financial Liabilities

Initial measurement

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs

The Company’s financial liabilities include accounts payables and accrued and other liabilities.

Nisus Australia Pty Limited
Notes to the financial statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

Subsequent Measurement

The measurement of financial liabilities depends on their classification as described below:

Financial Liabilities at Fair Value through Profit or Loss

The Company has not designated any financial liability as fair value through profit or loss.

Borrowings

Borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method (“EIR”). Gains and losses are recognized in the statement of comprehensive income when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in ﬁnance costs in the statement of comprehensive income.

Instalments due within one year are shown as a current liability.

Accrued expenses

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not

Fair Value of Financial Instrument

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

In the principal market for the asset or liability, or

In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible to by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and the Company intends to settle on a net basis, or to realize the assets and liabilities simultaneously.

Nisus Australia Pty Limited
Notes to the financial statements
For the year ended June 30, 2024

4.      Due from related party

	As at June 30, 2024	As at June 30, 2023
	AUD	AUD
Due from related party	—	74,674
	—	74,674

Refer to Note 9 (Related Party Disclosures) for the details of loans.

5.      Accounts Receivables

	As at June 30, 2024	As at June 30, 2023
	AUD	AUD
Accounts receivables	1,257,561	965,518
	1,257,561	965,518

6.      Cash and cash equivalents

	As at June 30, 2024	As at June 30, 2023
	AUD	AUD
Cash in hand	1	1
Cash at banks	792,950	1,348,729
	792,951	1,348,730

7.      Share capital

	As at June 30, 2024	As at June 30, 2023
	AUD	AUD
Fully paid Ordinary Shares – Numbers	100	100
Fully paid Ordinary Shares – Amount (AUD)	1	1

8.      Dividends

During the year ended June 30, 2024, Nisus Australia Pty Ltd. paid dividends of AUD 1,424,423 to its equity shareholders. (June 30, 2023:558,000)

Nisus Australia Pty Limited
Notes to the financial statements
For the year ended June 30, 2024

9.      Related Party Transactions

Related parties	Relationship	As at June 30, 2024	As at June 30, 2023
Due from related party		AUD	AUD
Loan – Sean Ni	CEO	—	74,674
Payables
Nisus Payroll Pty Limited	Affiliate	525,859	124,044

10.    Trade and other payables

	As at June 30, 2024	As at June 30, 2023
	AUD	AUD
Trade Payable	1,716,771	1,441,908
	1,716,771	1,441,908

11.    Accrued and other liabilities

	As at June 30, 2024	As at June 30, 2023
	AUD	AUD
GST	—	117
Income tax payable	—	85,273
	—	85,390

12.    Revenue

	For the year ended June 30, 2024	For the year ended June 30, 2023
	AUD	AUD
Revenue	12,673,128	11,622,386
	12,673,128	11,622,386

13.    Cost of sales

	For the year ended June 30, 2024	For the year ended June 30, 2023
	AUD	AUD
Management Fees – Subcontractors	10,757,811	9,850,771
	10,757,811	9,850,771

Nisus Australia Pty Limited
Notes to the financial statements
For the year ended June 30, 2024

14.    Operating expenses

	For the year ended June 30, 2024	For the year ended June 30, 2023
	AUD	AUD
General and administrative	720,098	623,753
Sales and marketing	14,938	14,092
	735,036	637,845
Expenses by nature
Office expenses	788	5,442
Interest and bank charges	120	153
Professional fees	115,846	62,903
Depreciation	1,343	6,526
Salaries and benefits	564,039	514,772
Insurance	1,030	28,543
Miscellaneous expense	32,245	1,807
Sales and marketing	14,938	14,092
Travel	4,688	3,607
	735,036	637,845

15.    Interest income

	For the year ended June 30, 2024	For the year ended June 30, 2023
	AUD	AUD
Macquarie Bank Interest	20,495	14,200
	20,495	14,200

16.    Earnings per share

	For the year ended June 30, 2024	For the year ended June 30, 2023
	AUD	AUD
Profit attributable to the ordinary equity holders of the company	900,094	861,264
Weighted average number of ordinary shares	100	100

Basic earnings/(loss) per share	9,001	8,613
Diluted earnings/(loss) per share	9,001	8,613

Nisus Australia Pty Limited
Notes to the financial statements
For the year ended June 30, 2024

17.    Financial Instruments

Classes and categories of financial instruments

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	June 30, 2024	June 30, 2023
	AUD	AUD
Financial Assets
Measured at amortized cost:
Loans from related parties	—	74,674
– Trade and other receivables	1,257,561	965,518
– Cash and cash equivalents	792,951	1,348,730
Financial Liabilities
Measured at amortized cost:
– Trade and other payables	1,716,771	1,441,908
– Accrued and other liabilities	—	85,390

Fair Value Measurement

All financial assets and financial liabilities are measured at amortized cost, and their carrying values approximate their fair values.

Financial Risk Management Objectives and Policies

“The Company’s principal financial liabilities comprise trade payables. The main purpose of these financial liabilities is to finance the entity’s operations. The Company’s principal financial assets include loans, trade receivables, and cash and cash equivalents that derive directly from its operation

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and other price risk. The entity is not exposed to interest rate risk

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The entity is not exposure to the risk of changes in market interest rates

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The entity is exposed to credit risk from its operating activities primarily trade receivables.

Trade Receivables

The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the entity’s exposure to bad debts is not significant.

Nisus Australia Pty Limited
Notes to the financial statements
For the year ended June 30, 2024

17.    Financial Instruments (cont.)

Liquidity Risk

Liquidity risk is the risk that the entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The entity monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets.

Maturities of Financial Liabilities

The following tables detail the entity’s remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the entity can be required to pay.

Financial Liabilities	< 1 year	1-5 years	> 5 years
Trade and other payables	1,716,771	—	—
Accrued and other liabilities	—	—	—

18.    Contingencies and commitments

Contingent liabilities are potential liabilities that may arise depending on the outcome of an uncertain future event. They are not recognized in the financial statements because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. As at June 30, 2024, the Company has no contingent liabilities.

The Company continuously monitors and assesses all potential risks and uncertainties that may impact its financial position. As of the reporting date, the Company has not identified any contingent liabilities that need to be disclosed.

19.    Events After the Reporting Date

No adjusting or significant non-adjusting events have occurred between the June 30, 2024 (reporting date) and the date of authorisation.

22 May 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nisus Payroll Pty Limited
Australia

Review of Interim Financial Statements

We have reviewed the accompanying financial statements of Nisus Payroll Pty Limited, which comprise the statement of financial position as of December 31, 2024, and June 30, 2024, the related statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the six months ended December 31, 2024, and 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA and in accordance with International Standard on Review Engagements issued by the International Auditing and Assurance Standards Board. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Nisus Payroll Pty Limited and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425
AICPA Membership No 402307223

Nisus Payroll Pty Limited
Statements of Financial Position
As At December 31, 2024

In Australian dollars	Note	Dec-24	Jun-24
Assets
Current assets
Cash and cash equivalents	3	357,256	365,043
Trade and other receivable	4	919,534	1,505,785
Income taxes receivable	5	903	903
Total current assets		1,277,693	1,871,731
Total assets		1,277,693	1,871,731

Liabilities
Current liabilities
Trade and other payables	6	802,587	1,343,360
Accrued and other liabilities	7	478,075	514,453
Total current liabilities		1,280,662	1,857,813
Total liabilities		1,280,662	1,857,813

Shareholder’s equity
Shared capital	8	120	120
Retained earnings		(30,89)	13,797
Total equity		(2,969)	13,917
Total equity and liabilities		1,277,693	1,871,730

Contingencies and commitments	18	—	—

The annexed notes are an integral part of these financial statements.

Nisus Payroll Pty Limited
Statements of profit or loss and other comprehensive income
For the Six-months Ended December 31, 2024

In Australian dollars	Note	Dec-2024	Dec-2023
Revenue	10	5,723,196	5,046,891
Cost of sales	11	(5,661,852)	(5,003,184)
Gross profit		61,344	43,707
Operating expenses
General and administrative	12	(83,425)	(49,009)
Operating profit/(loss)		(22,081)	(5,301)
Other income	13	1,680	—
Interest income	14	3,515	2,860
Profit/(loss) before taxation		(16,886)	(2,441)
Taxation		—	—
Profit/(loss) after taxation		(16,886)	(2,441)
Other Comprehensive Income for the year		—	—
Total comprehensive income/(loss) for the year		(16,886)	(2,441)

Earnings/(loss) per share
Basic	16	(141)	(20)
Diluted		(141)	(20)

The annexed notes are an integral part of these financial statements.

Nisus Payroll Pty Limited
Statement of Change in Shareholder’s Equity
For the Six-months Ended December 31, 2024

In Australian dollars	Share Capital	Retained Earnings	Dividend Paid	Total Equity
Balance as at June 30, 2023	120	16,686	—	16,806
Net income/(loss) for the period	—	(2,441)	—	(2,441)
Balance as at December 31, 2023	120	14,245	—	14,365

Balance as at June 30, 2024	120	30,297	(16,500)	13,917
Net income/(loss) for the period	—	(16,886)	—	(16,886)
Balance as at December 31, 2024	120	13,411	(16,500)	(2,969)

The annexed notes are an integral part of these financial statements.

Nisus Payroll Pty Limited
Statements of cash flows
For the Six-months Ended December 31, 2024

In Australian dollars	Note	Dec-2024	Dec-2023
Operating activities
Loss of the period		(16,886)	(2,441)

Effect on cash flow due to working capital changes
(Increase)/decrease in trade and other receivables		586,251	(802,264)
(Decrease)/increase in trade and other payables		(577,151)	869,374
Net cash generated from/(used) operating activities		(7,786)	64,669

Cash flows from investing activities		—	—
Cash flows from financing activities		—	—

Net (decrease)/increase in cash and cash equivalents		(7,786)	64,669
Cash and cash equivalents at beginning of the period		365,043	161,685
Cash and cash equivalents at end of the year		357,257	226,354

The annexed notes are an integral part of these financial statements.

Nisus Payroll Pty Limited
Notes of the Financial Statements
For the Six-months Ended December 31, 2024

1.      General information and basis of presentation

Nisus Payroll Pty Ltd is in the business of providing ICT Consulting and personnel services.

These financial statements have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The financial statements of Nisus Payroll are presented in Australian dollars (AUD) and are rounded to the nearest AUD

Going Concern

These interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, being at least, but not limited to, twelve months from the reporting date.

Adoption of new and revised standards

Changes in accounting policies on initial application of Accounting Standards

Standards and interpretations applicable to December 31, 2024

In the period ended December 31, 2024, the management of the Company has reviewed all of the new and revised Standards and Interpretations issued by the IFRS that are relevant to the Company’s operations and effective for the current financial reporting period.

It has been determined by the management that there is no impact, material or otherwise, of the new and revised Standards and Interpretations on its business and, therefore, no change is necessary to the Company’s accounting policies.

Standards and interpretations on issue not yet effective and adopted

The management has also reviewed all new Standards and Interpretations that have been issued but are not yet effective for the period ended December 31, 2024. As a result of this review, the management has determined that there is no impact, material or otherwise, of the new and revised Standards and Interpretations issued but not yet effective and adopted on its business and, therefore, no further disclosures have been made in this regard.

2.      Summary of significant accounting policies

The significant accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into each entity’s functional currency as rates of exchange in effect at the statement of financial position date. Revenues and expenses denominated in foreign currencies are translated into each entity’s functional currency at rates prevailing on the transaction dates. Gains and losses resulting from translation of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are included in the determination of income for the period.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term investments which are readily convertible to known amounts of cash, and which are subject to an insignificant risk of change in value.

Nisus Payroll Pty Limited
Notes of the Financial Statements
For the Six-months Ended December 31, 2024

2.      Summary of significant accounting policies (cont.)

Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components when they are recognized at fair value.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price less cost to complete and applicable selling expenses.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairments. Costs include expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying value of a replaced asset is derecognized when replaced. Maintenance and repairs are expensed as incurred. Property, plant and equipment are depreciated from the point at which the asset is ready for use. Depreciation is computed using the methods and rates based on the estimated useful life of the property, plant and equipment as outlined below:

Class of fixed assets	Depreciation rate (%)	Depreciation method
Plant and equipment	10 to 40	Diminishing value
Motor vehicles	10 to 40	Diminishing value
Leasehold improvements	2.5 to 25	Diminishing value
Low value pool	20 to 40	Diminishing value

Provisions

Provisions are liabilities of uncertain timing or amount. A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation for which the amount can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation. When the effect of discounting is significant, the amount of the provision is determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are reviewed at each reporting date and any changes to estimates are reflected in the statement of operations.

Income Taxes

Income tax expense comprises current and deferred tax. Current income tax and deferred income tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss), in which case the current and/or deferred tax is also recognized directly in equity or other comprehensive income (loss). Current income taxes is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years that are expected to be paid. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Nisus Payroll Pty Limited
Notes of the Financial Statements
For the Six-months Ended December 31, 2024

2.      Summary of significant accounting policies (cont.)

Earnings per share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated by adjusting net income (loss) and weighted average number of shares outstanding during the period for the effects of dilutive potential shares, which includes any options granted.

Revenue recognition

The entity generates its revenue from its contracts with Nisus Australia Pty Ltd. for supplying skilled professionals. The Company’s business model is to provide temporary staff required for Nisus Australia’s operations.

Revenue represents amounts charged to Nisus Australia for the amount of salaries or wages paid to the manpower supplied. Company also charges a markup on the salaries or wages paid to the man power supplied. This markup covers our operational costs, including recruitment, administrative overheads

The Company has concluded that it is the principal in its revenue arrangements because it controls the services before transferring them to the customer.

The Company has identified that its performance obligations in the contracts entail sourcing and providing skilled manpower to Nisus Australia for a specified period. In accordance with the contractual terms, the Company invoices Nisus Australia for the provision of skilled manpower. These invoices are typically issued on a monthly basis throughout the duration of the contract and are recognized as revenue.

This revenue recognition practice aligns with the principle of recognizing revenue over time to the extent of the amount the Company is entitled to. It also corresponds to recognizing revenue over time for the satisfaction of performance obligations over time. This determination is based on several factors:

•        Services are transferred to the customer continuously throughout the duration of the contract.

•        The customer benefits as work progresses, with the skilled manpower contributing to ongoing operations or projects.

•        Progress can be reliably measured by invoicing monthly, providing a clear indication of the services rendered.

The Company possesses the enforceable right to payment for the services provided by employees within a given month, further supporting the recognition of revenue over time.

3.      Cash and cash equivalents

	As at Dec-31, 2024	As at Dec-31, 2024
	AUD	AUD
Cash on hand	120	120
Cash in banks	357,136	364,923
	357,256	365,043

4.      Accounts receivables

	As at Dec-31, 2024	As at Jun-30, 2024
	AUD	AUD
Accounts receivables	919,534	1,505,785

Nisus Payroll Pty Limited
Notes of the Financial Statements
For the Six-months Ended December 31, 2024

5.      Income taxes receivable

	As at Dec-31, 2024	As at Jun-30, 2024
	AUD	AUD
Tax refundable	903	903

6.      Trade and other payables

	As at Dec-31, 2024	As at Jun-30, 2024
	AUD	AUD
Wages payable	802,587	1,343,360

7.      Accrued and other liabilities

	As at Dec-31, 2024	As at Jun-30, 2024
	AUD	AUD
ATO integrated account	253,103	92,981
Payroll and benefits payable	21,005	—
Income tax payable	203,401	420,994
Lease Liability	566	477
	478,075	514,453

8.      Share capital

	As at Dec-31, 2024	As at Jun30, 2024
	AUD	AUD
Fully paid ordinary share capital – amount (AUD)	120	120

9.      Related Party Transactions

	Relationship	As at Dec-31, 2024	As at Jun-30, 2024
		AUD	AUD
Receivable
Nisus Australia Pty Limited	Affiliate	919,534	1,505,785
Dec-2024	Dec-2023

10.    Revenue

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
Revenue	5,723,196	5,046,891

Nisus Payroll Pty Limited
Notes of the Financial Statements
For the Six-months Ended December 31, 2024

11.    Cost of sales

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
Administration fees	38,856	—
Expense reimbursement	1,268,018	801,604
PAYG withheld	1,465,105	1,289,224
Superannuation	552,099	444,248
Wages	2,337,774	2,468,108
	5,661,852	5,003,184

12.    Operating Expenses

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
Office expense	22,081	31,348
Lease payments	59,667	18,859
Travel	1,677	365
	83,425	50,572

13.    Other income

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
Other income	1,680	—

14.    Interest Income

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
Interest Income	3,515	2,860

15.    Re-Arrangement and Re-Classification

Corresponding figures have been rearranged wherever necessary, for the purpose of comparison and better presentation.

From	To
Other Income	General and administrative expenses	1,563

Nisus Payroll Pty Limited
Notes of the Financial Statements
For the Six-months Ended December 31, 2024

16.    Earnings per share

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
	AUD	AUD
Profit attributable to the ordinary equity holders of the company	(16,886)	(2,441)
Weighted average number of ordinary shares	120	120

Basic earnings/(loss) per share	(141)	(20)
Diluted earnings/(loss) per share	(141)	(20)

17.    Financial Instruments

Classes and categories of financial instruments

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	For the Period of six months ended Dec-31, 2024	For the Period of six months ended Jun-30, 2024
Financial Assets	AUD	AUD
Measured at amortized cost:	—	—
Loan from related parties	—	—
Trade and other receivables	919,534	1,505,785
Cash and cash equivalents	357,256	365,043

Financial Liabilities
Measured at amortized cost:	—	—
Trade and other payables	802,587	1,343,360
Accrued and other liabilities	478,075	514,453

Fair Value Measurement

All financial assets and financial liabilities are measured at amortized cost, and their carrying values approximate their fair values.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and other price risk. The entity is not exposed to interest rate risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The entity is not exposure to the risk of changes in market interest rates

Nisus Payroll Pty Limited
Notes of the Financial Statements
For the Six-months Ended December 31, 2024

17.    Financial Instruments (cont.)

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The entity is not exposed to credit risk

Trade Receivables

The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the entity’s exposure to bad debts is not significant.

Liquidity Risk

Liquidity risk is the risk that the entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The entity is not exposed to credit risk

Maturities of Financial Liabilities

The following tables detail the entity’s remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the entity can be required to pay.

Financial Liabilities	< 1 year	1–5 years	> 5 years
Trade and other payables	802,587	—	—
Accrued and other liabilities	478,075	—	—

18.    Contingencies and commitments

As at December 31, 2024, the Company had no contingent liabilities.

Contingent liabilities are potential liabilities that may arise depending on the outcome of an uncertain future event. They are not recognized in the financial statements because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company.

The Company continuously monitors and assesses all potential risks and uncertainties that may impact its financial position. As of the reporting date, the Company has not identified any contingent liabilities that need to be disclosed.

19.    Events after the reporting date

No adjusting or significant non-adjusting events have occurred between 31 December 2024 (reporting date) and the date of authorisation.

Independent Auditor’s Report

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Nisus Payroll Pty Limited (the Company) which comprise the consolidated statements of financial position as at June 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements including a summary of significant accounting policies.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023 and the results of its operations and its cash flows for each of the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standard (IFRS) as issued by International Accounting Standards Board (IASB), and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with US GAAS, we:

•        Use professional judgment and exercise professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and internal control related matters identified during our audit.

Akhil Sobti, Chartered Accountant — CAANZ Membership No 449425
AICPA Membership No 402307223
19 December 2024

Nisus Payroll Pty Ltd
Statement of financial position
As at June 30, 2024

	Notes	2024	2023
		AUD	AUD
Assets
Current assets
Trade and other receivables	4	525,860	124,086
Cash and bank balances	5	365,043	161,685
Income taxes receivable	6	903	138,342
Total current assets		891,806	424,114
Total assets		891,806	424,114

Liabilities
Current liabilities
Trade and other payables	9	363,912	239
Accrued and other liabilities	10	513,977	407,069
Total current liabilities		877,889	407,308
Total liabilities		877,889	407,308

Shareholder’s equity
Shared capital	7	120	120
Retained earnings		13,797	16,686
Total equity		13,917	16,806
Total equity and liabilities		891,806	424,114

Contingencies and commitments	18	—	—

The annexed notes are an integral part of these financial statements.

Nisus Payroll Pty Ltd
Statement of profit or loss and other comprehensive income
For the year ended June 30, 2024

	Notes	2024	2023
		AUD	AUD
Revenue	11	10,862,043	9,739,365
Cost of sales	12	(10,862,043)	(9,668,401)
Gross profit		—	70,964
General and administrative expenses	13	(37,419)	(97,060)
Operating profit/(loss)		(37,419)	(26,096)
Other income	15	46,240	—
Interest income	14	4,791	5,706
Profit/(loss) before taxation		13,611	(20,390)
Taxation		—	—
Profit/(loss) after taxation		13,611	(20,390)
Other Comprehensive Income for the year		—	—
Total other comprehensive income for the year		—	—
Total comprehensive income/(loss) for the year		13,611	(20,390)

Earnings/(loss) per share
Basic	16	113	(170)
Diluted		113	(170)

The annexed notes are an integral part of these financial statements.

Nisus Payroll Pty Ltd
Statement of Changes in Equity
For the year ended June 30, 2024

	Share Capital	Retained Earnings/ (Accumulated loss)	Total equity
	AUD	AUD	AUD
Balance as at June 30, 2022	120	37,076	37,196
Share capital	—	—	—
Profit/(loss) for the year	—	(20,390)	(20,390)
Balance as at June 30, 2023	120	16,686	16,806
Share capital	—	—	—
Dividend	—	(16,500)	(16,500)
Profit for the year	—	13,611	13,611
Balance as at June 30, 2024	120	13,797	13,917

The annexed notes are integral part of these financial statements.

Nisus Payroll Pty Ltd
Statement of Cash Flows
For the year ended June 30, 2024

	2024	2023
	AUD	AUD
Cash flows from operating activities
Net Profit/(Loss) after tax	13,611	(20,390)
Changes in working capital:
(Increase)/decrease in trade and other receivables	(401,773)	(43,261)
(Increase)/decrease in other assets	137,439	(138,342)
(Decrease)/increase in trade and other payables	470,581	(233,537)
Cash flows generated from operating activities	219,858	(435,530)

Cash flows generated by/(used in) investing activities	—	—

Cash flows from financing activities
Dividend paid	(16,500)	—
Net cash (used in)/from financing activities	(16,500)	—
Net (decrease)/increase in cash and cash equivalents	203,358	(435,530)
Cash and cash equivalents at beginning of the year	161,685	597,216
Cash and cash equivalents at end of the year	365,043	161,685

The annexed notes are integral part of these financial statements.

Nisus Payroll Pty Ltd
Notes to the Financial Statements
For the year ended June 30, 2024

1.      General information and basis of presentation

Nisus Payroll Pty Ltd is in the business of providing ICT Consulting and personnel services.

These financial statements have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The financial statements of Nisus Payroll are presented in Australian dollars (AUD) and are rounded to the nearest AUD

2.      Basis of presentation, preparation and compliance

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB).

2.1    Standards, interpretations and amendments to approved accounting standards which became effective during the year

There are certain amendments to the accounting and reporting standards which became effective during the year and are adopted by the Company for the financial year beginning on July 01, 2023. However, these amendments do not have any significant impact on the Company’s financial reporting and therefore have not been presented in these unconsolidated financial statements.

2.2    Standards, interpretations and amendments to approved accounting standards that are issued but not yet effective and have not been early adopted by the Company

The following standards, amendments with respect to the approved accounting standards as applicable in Pakistan would be effective from the dates mentioned below and have not been early adopted by the Company:

Standard name	Standards, Interpretations and Amendments	Effective date (Annual periods beginning on or after)
IAS 1	Presentation of financial statements Classification of liabilities as current or non-current (Amendments).	01-Jan-2024
IAS 7	Statement of cash flows, and changes regarding supplier finance arrangements (Amendments).	01-Jan-2024
IAS 21	The Effects of Changes in Foreign Exchange Rates Lack of Exchangeability (Amendments).	01-Jan-2025
IFRS 7	Financial instruments: Disclosures Changes regarding supplier finance arrangements (Amendments).	01-Jan-2024
IFRS 9	Financial instruments: Disclosures To address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 (Amendments).	01-Jan-2026
IFRS 16	‘Leases’, Sale and Leaseback transactions — (Amendments)	01 Jan 2024
IFRS 17	‘Insurance contracts’	01 Jan 2026

The management expects that the adoption of above standards and amendment will not have any material impact on the Company’s financial statements.

Nisus Payroll Pty Ltd
Notes to the Financial Statements
For the year ended June 30, 2024

3.      Material accounting policies

Going Concern

The management has assessed the company’s ability to continue as a going concern and has concluded that it is appropriate to prepare the financial statements on a going concern basis. The assessment was based on the company’s current financial position, cash flow projections, and the availability of financial resources.

The financial statements have accordingly been prepared on a going concern basis, which assumes that the company will continue to operate for the foreseeable future.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into each entity’s functional currency as rates of exchange in effect at the statement of financial position date. Revenues and expenses denominated in foreign currencies are translated into each entity’s functional currency at rates prevailing on the transaction dates. Gains and losses resulting from translation of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are included in the determination of income for the year

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term investments which are readily convertible to known amounts of cash, and which are subject to an insignificant risk of change in value.

Trade Receivables

‘Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components when they are recognized at fair value.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price less cost to complete and applicable selling expenses.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairments. Costs include expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying value of a replaced asset is derecognized when replaced. Maintenance and repairs are expensed as incurred. Property, plant and equipment are depreciated from the point at which the asset is ready for use. Depreciation is computed using the methods and rates based on the estimated useful lives of the property, plant and equipment as outlined below:

Class of fixed assets	Depreciation rate (%)	Depreciation method
Plant and equipment	10 to 40	Diminishing value
Motor vehicles	10 to 40	Diminishing value
Leasehold improvements	2.5 to 25	Diminishing value
Low value pool	20 to 40	Diminishing value

Nisus Payroll Pty Ltd
Notes to the Financial Statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

Provisions

Provisions are liabilities of uncertain timing or amount. A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation for which the amount can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation. When the effect of discounting is significant, the amount of the provision is determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are reviewed at each reporting date and any changes to estimates are reflected in the statement of operations.

Income Taxes

Income tax expense comprises current and deferred tax. Current income tax and deferred income tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss), in which case the current and/or deferred tax is also recognized directly in equity or other comprehensive income (loss). Current income taxes is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years that are expected to be paid. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Earnings per share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated by adjusting net income (loss) and weighted average number of shares outstanding during the period for the effects of dilutive potential shares, which includes any options granted.

Revenue recognition

The entity generates its revenue from its contracts with Nisus Australia Pty Ltd. for supplying skilled professionals. The Company’s business model is to provide temporary staff required for Nisus Australia’s operations. Company will provide qualified personnel, meeting specific needs and requirements of Nisus Australia Pty Ltd.

Revenue represents amounts charged to Nisus Australia for the amount of salaries or wages paid to the manpower supplied. Company also charges a markup on the salaries or wages paid to the manpower supplied. This markup covers our operational costs, including recruitment, administrative overheads

The Company has concluded that it is the principal in its revenue arrangements because it controls the services before transferring them to the customer.

The Company has identified that its performance obligations in the contracts entail sourcing and providing skilled manpower to Nisus Australia for a specified period. In accordance with the contractual terms, the Company invoices Nisus Australia for the provision of skilled manpower. These invoices are typically issued on a monthly basis throughout the duration of the contract and are recognized as revenue.

Nisus Payroll Pty Ltd
Notes to the Financial Statements
For the year ended June 30, 2024

3.      Material accounting policies (cont.)

This revenue recognition practice aligns with the principle of recognizing revenue over time to the extent of the amount the Company is entitled to. It also corresponds to recognizing revenue over time for the satisfaction of performance obligations over time. This determination is based on several factors:

•        Services are transferred to the customer continuously throughout the duration of the contract.

•        The customer benefits as work progresses, with the skilled manpower contributing to ongoing operations or projects.

•        Progress can be reliably measured by invoicing monthly, providing a clear indication of the services rendered.

The Company possesses the enforceable right to payment for the services provided by employees within a given month, further supporting the recognition of revenue over time.

4.      Trade and other receivable

	As at 30 June 2024	As at 30 June 2023
	AUD	AUD
Accounts receivables	525,860	124,086
	525,860	124,086

5.      Cash and cash equivalents

	As at 30 June 2024	As at 30 June 2023
	AUD	AUD
Cash in hand	120	120
Cash at banks	364,923	161,565
	365,043	161,685

6.      Income taxes receivable

	As at 30 June 2024	As at 30 June 2023
	AUD	AUD
Tax refundable	903	138,342
	903	138,342

7.      Share capital

	As at 30 June 2024	As at 30 June 2023
	AUD	AUD
Share capital	120	120
	120	120

Dividends

During the year ended June 30, 2024, Nisus Payroll Pty Ltd. paid dividends of AUD 16,500 to its equity shareholders.

Nisus Payroll Pty Ltd
Notes to the Financial Statements
For the year ended June 30, 2024

8.      Related Party Transactions

	Relationship	As at 30 June 2024	As at 30 June 2023
Related parties		AUD	AUD
Receivable
Nisus Australia Pty Limited	Affiliate	525,860	124,086
Key Management Personnel Compensation
Remuneration	CEO	7549	—

9.      Trade and other payables

	As at 30 June 2024	As at 30 June 2023
	AUD	AUD
Wages payable	363,435	—
Lease liability	477	239
	363,912	239

10.    Accrued and other liabilities

	As at 30 June 2024	As at 30 June 2023
	AUD	AUD
ATO integrated account	513,977	407,069
	513,977	407,069

11.    Revenue

	For the year ended 30 June 2024	For the year ended 30 June 2023
	AUD	AUD
Revenue	10,862,043	9,739,365
	10,862,043	9,739,365

12.    Cost of sales

	For the year ended 30 June 2024	For the year ended 30 June 2023
	AUD	AUD
Cost of sales	10,862,043	9,668,401
	10,862,043	9,668,401

Nisus Payroll Pty Ltd
Notes to the Financial Statements
For the year ended June 30, 2024

13.    General and administrative expenses

	For the year ended 30 June 2024	For the year ended 30 June 2023
	AUD	AUD
Office expense	469	60,532
Accrued Superannuation	(8,800)	23,461
Travel	45,750	13,067
	37,419	97,060

14.    Interest Income

	For the year ended 30 June 2024	For the year ended 30 June 2023
	AUD	AUD
Interest Income	4,791	5,706
	4,791	5,706

15.    Other income

	For the year ended 30 June 2024	For the year ended 30 June 2023
	AUD	AUD
Other income	46,240	—
	46,240	—

16.    Earning per share

	For the year ended 30 June 2024	For the year ended 30 June 2023
	AUD	AUD
Profit attributable to the ordinary equity holders of the company	13,611	(20,390)
Weighted average number of ordinary shares	120	120
Basic earnings/(loss) per share	113	(170)
Diluted earnings/(loss) per share	113	(170)

Nisus Payroll Pty Ltd
Notes to the Financial Statements
For the year ended June 30, 2024

17.    Financial Instruments

Classes and categories of financial instruments

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	30 June 2024	30 June 2023
	AUD	AUD
Financial Assets
Measured at amortized cost:
Income taxes receivable	903	138,342
Trade and other receivables	525,860	124,086
Cash and cash equivalents	365,043	161,685

Financial Liabilities
Measured at amortized cost:
Trade and other payables	363,912	239
Accrued and other liabilities	513,977	407,069

Fair Value Measurement

All financial assets and financial liabilities are measured at amortized cost, and their carrying values approximate their fair values.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and other price risk. The entity is not exposed to interest rate risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The entity is not exposure to the risk of changes in market interest rates

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The entity is not exposed to credit risk

Liquidity Risk

Liquidity risk is the risk that the entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The entity is not exposed to credit risk

Nisus Payroll Pty Ltd
Notes to the Financial Statements
For the year ended June 30, 2024

17.    Financial Instruments (cont.)

Maturities of Financial Liabilities

The following tables detail the entity’s remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the entity can be required to pay.

Financial Liabilities	< 1 year	1-5 years	> 5 years
Trade and other payables	363,912	—	—
Accrued and other liabilities	513,977	—	—

18.    Contingencies and commitments

As at June 30, 2024, the Company had no contingent liabilities.

Contingent liabilities are potential liabilities that may arise depending on the outcome of an uncertain future event. They are not recognized in the financial statements because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company.

The Company continuously monitors and assesses all potential risks and uncertainties that may impact its financial position. As of the reporting date, the Company has not identified any contingent liabilities that need to be disclosed.

19.    Events after the reporting date

No adjusting or significant non-adjusting events have occurred between the June 30, 2024 (reporting date) and the date of authorisation.

The date of this Prospectus is [•], 2025

Through and including [•], 2025 (the 25th day after the listing date of our ordinary shares), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with this registration statement and the listing of our Class A ordinary shares. All amounts shown are estimates except for the SEC registration fee and the Primary Exchange listing fee.

SEC registration fee	$	*
the Primary Exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Advisory fee		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*
Total	$	*

____________

*        to be filed by amendment.

Item 14. Indemnification of Directors and Officers

Australian law

Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors, except to the extent of any of the following liabilities incurred as an officer or director of the company:

•        a liability owed to the company or a related body corporate of the company;

•        a liability for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA, 1317HB, 1317HC or 1317HE of Corporations Act;

•        a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or

•        legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred:

•        in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;

•        in defending or resisting criminal proceedings in which the officer or director is found guilty;

•        in defending or resisting proceedings brought by the ASIC or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the ASIC or a liquidator as part of an investigation before commencing proceedings for a court order); or

•        in connection with proceedings for relief to the officer or a director under the Corporations Act, in which the court denies the relief.

Constitution

Our Constitution is consistent with the above provisions in respect of the indemnification of an officer of the company.

Indemnification and Insurance Agreements

We have agreed to indemnify our executive officers and non-employee directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. We also maintain insurance policies that indemnify our directors and executive officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

SEC Position

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities we have issued since [•], 2025:

Pursuant to a Share Sale Agreement, dated June 10, 2025, by and between Nisus and Vega, Vega will issue an aggregate of $3,160,000 of ordinary shares of Braiin to Nisus as part of the consideration for Vega to acquire 100% of the shares of Nisus for a total aggregate consideration of $6,160,000.

Pursuant to the binding Amended and Restated Heads of Agreement, dated June 11, 2025, by and between Braiin and TeleApps, Braiin will acquire 100% of the shares of TeleApps for an aggregate consideration of $8.5 million payable in form of shares of Braiin.

Pursuant to the binding Heads of Agreement, dated July 2, 2025, by and between Braiin and Connect Simple Pty Ltd., Braiin will issue an aggregate of $98 million ordinary shares to acquire 100% of the shares of Connect Simple.

Item 16. Exhibits and Financial Statement Schedules

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the accompanying notes.

Item 17. Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
2.1*	Amended and Restated Binding Heads of Agreement Contract by and between Braiin and Vega Global Technologies Pty Ltd dated September 27, 2024
2.2*	Heads of Agreement, dated September 21, 2024, by and between Braiin and VIS Networks PVT LTD
2.3*	Heads of Agreement, dated September 21, 2024, by and between Braiin and VIS Networks PVT LTD
2.4*	Heads of Agreement, dated April 6, 2024, by and between Vega and Mirragin RAS Consulting Pty Ltd CAN 149 788 165
2.5*	Heads of Agreement, dated April 6, 2024, by and between Vega and Mirragin Project Isidore Pty Ltd CAN 663 281 034
2.6*	Amended and Restated Heads of Agreement, dated [ ], 2025, by and between Braiin and VIS Networks PVT LTD
2.7*	Amended and Restated Heads of Agreement, dated May 6, 2025, by and between Braiin and VIS Networks PVT LTD
2.8*	Second Amended and Restated Heads of Agreement, dated August 24 2024, by and between Vega and Mirragin RAS Consulting Pty Ltd CAN 149 788 165
2.9*	Third Amended and Restated Heads of Agreement, dated September 22, 2024, by and between Vega and Mirragin RAS Consulting Pty Ltd CAN 149 788 165
2.10*	Fourth Amended and Restated Heads of Agreement, dated June 10, 2025, by and between Vega and Mirragin RAS Consulting Pty Ltd CAN 149 788 165
2.11*	Amended and Restated Heads of Agreement, dated May 6, 2024, by and between Vega and Mirragin Project Isidore Pty Ltd CAN 663 281 034
2.12*	Second Amended and Restated Heads of Agreement, dated September 24, 2024, by and between Vega and Mirragin Project Isidore Pty Ltd CAN 663 281 034
2.13*	Third Amended and Restated Heads of Agreement, dated June 10, 2025, by and between Vega and Mirragin Project Isidore Pty Ltd CAN 663 281 034
2.14*	Binding Heads of Agreement, dated as of January 13, 2025, by and among Braiin Limited and TeleApps, Inc., Tele-Apps (FZC) and TeleApps India Private Limited
2.15*	Amended and Restated Binding Heads of Agreement, dated as of June 11, 2025, by and among Braiin Limited and TeleApps, Inc., Tele-Apps (FZC) and TeleApps India Private Limited
2.16*	Share Sale Agreement, dated June 10, 2025 by and among Vega Global Technologies Pty LTD, NI Family Investments PTY LTD, Nisus Australia Pty Ltd, Nisus Payroll Pty Ltd, Xiaolong Ni and Braiin Limited
4.1*	Specimen Ordinary Share Certificate of Braiin Limited
5.1*	Opinion as to validity of securities being registered
10.1*	Binding Heads of Agreement Contract between the Company and Raptor300 Inc.
10.2*	Service Agreement, dated October 18, 2022, by and between Raptor300 Inc. and Namunukula Plantations, PLC
10.3*	Service Agreement, dated August 1, 2019, by and between Raptor 300Inc. and Maskeliya Plantations PLC
10.4*	Service Agreement, dated October 18, 2022, by and between Raptor300 Inc. and Kegalle Plantations PLC
10.5*	Service Agreement, dated August 1, 2019, by and between Raptor300 Inc. and Kelani Valley, Talawakelle & Horana Plantations PLC
10.6*	Service Agreement, dated June 28, 2021, by and between Raptor300 Inc. and Assam Company India Limited
10.7*	Service Agreement, dated November 2, 2022, by and between Raptor300 Inc. and Lamken Tea & Rubber Plantations (Private) Limited
10.8*	Service Agreement, dated April 10, 2025, by and between Raptor300 Pvt. Ltd. and Sri Lankan Tea Factory Owners Association
10.9*	Subscription Agreement, dated July 2, 2025, by and between Braiin Limited and Chetan Saligrama
10.10*†	Executive Services Agreement, dated July 3, 2025, by and between Chetan Saligrama and Braiin Limited
10.11*†	Executive Services Agreement, dated July 3, 2025, by and between Rohit Jhamb and Braiin Limited

Exhibit Number	Description
21.1*	List of Subsidiaries
23.2*	Consent of BDO Audit Pty Ltd as to Braiin Limited
23.3*	Consent of AM Business Advisory as to Nisus Australia Pty Limited
23.4*	Consent of AM Business Advisory as to Exato Technologies Private Limited
23.5*	Consent of AM Business Advisory as to Nisus Payroll
23.6*	Consent of AM Business Advisory as to VIS Networks Private Limited
23.7*	Consent of AM Business Advisory as to Mirragin RAS Consulting Pty Limited
24.1	Power of Attorney (see signature page)
107*	Filing Fee Table

____________

*        To be filed by amendment

**      Previously filed

†        Management contract, compensatory plan or other arrangement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York on [•], 2025.

BRAIIN LIMITED
By:
Natraj Balasubramanian
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Aemish Shah as his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for his or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement on Form F-4 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer, Director	[•], 2025
Natraj Balasubramanian	(Principal Executive Officer)
	Chief Financial Officer, Director	[•], 2025
Jay Stephenson	(Principal Financial and Accounting Officer)
	Director	[•], 2025
Rohit Jhamb
	Director	[•], 2025
Chetan Saligrama

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Braiin Limited, has signed this registration statement or amendment thereto in New York on [ ], 2025.

Authorized U.S. Representative
Cogency Global Inc.
By:
Name:
Title: